As confidentially submitted to the Securities and Exchange Commission on November 13, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vista Proppants and Logistics Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1400	82-0797817
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4413 Carey Street

Fort Worth, Texas 76119

Telephone: (817) 563-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kristin Smith

Chief Financial Officer

Vista Proppants and Logistics Inc.

4413 Carey Street

Fort Worth, Texas 76119

Telephone: (817) 563-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001 Telephone: (202) 636-5500	Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 546-5400

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of Class A common stock that are subject to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2017

PRELIMINARY PROSPECTUS

            Shares

Vista Proppants and Logistics Inc.

Class A Common Stock

$            per share

This is the initial public offering of shares of Class A common stock of Vista Proppants and Logistics Inc. We are selling                  shares of our Class A common stock. We currently expect the initial public offering price to be between $            and $            per share of Class A common stock. We intend to use a portion of the proceeds from this offering to purchase equity interests in our business from our pre-IPO owners, including members of our senior management. We intend to apply to list our shares of Class A common stock on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “VPRL.”

We have granted the underwriters an option to purchase up to             additional shares of Class A common stock to cover over-allotments.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Vista Proppants and Logistics Inc.	$	$

Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.

The underwriters expect to deliver the shares of our Class A common stock on or about                 ,              through the book-entry facilities of The Depositary Trust Company.

Joint Book-Running Managers

Citigroup	Simmons & Company International
Energy Specialists of Piper Jaffray

The date of this prospectus is                     ,                  .

VISTA

PROPPANTS AND LOGISTICS

Enid
Altus
Sweetwater
Cresson
Fort Worth
Cleburne
Tolar
Winkler County
Pecos West
Pecos
Big Lake
San Angelo
Fort Stockton
Barnhart
Gonzalez
Dilley
Locations
Fort Worth Headquarters
Joint Trucking and Transload
Transload Facility
Trucking Location
Sand Mine Location
Selected Railroads
Basin Outline

CAT

Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Unless the context suggests otherwise, references in this prospectus to “Vista Proppants and Logistics,” “Vista,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Vista Proppants and Logistics, LLC (f/k/a Oilfield Sands Holdings, LLC) (“Vista OpCo”) and its consolidated subsidiaries and (2) after the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Vista Proppants and Logistics Inc. and its consolidated subsidiaries. Gary B. Humphreys, our co-founder and Chief Executive Officer, and Martin W. Robertson, our co-founder, President and Chief Operating Officer, together with their respective affiliates, are referred to collectively as our “Founders.” Investment funds or vehicles associated with or designated by First Reserve Management L.P., are referred to herein as “First Reserve” or “our Sponsor.” We refer to our Founders and our Sponsor collectively as our “Principal Stockholders,” and to our Principal Stockholders and the management and other equity holders who are the owners of Vista Proppants and Logistics, LLC immediately prior to the Offering Transactions collectively as the “existing owners” or “pre-IPO owners.”

Our business has historically been conducted through three affiliated entities and their respective subsidiaries: (i) Lonestar Prospects, Ltd., a Texas limited partnership (“Lonestar”), was formed on November 3, 2010 and is in the business of mining, processing, transporting and selling industrial sand; (ii) MAALT, LP, a Texas limited partnership (“MAALT”), was formed on August 18, 2004 and specializes in the transloading of

i

sand from rail to truck and the implementation of frac sand logistics solutions focused on the transportation of sand from in-basin terminals to the wellhead; and (iii) Maalt Specialized Bulk, LLC, a Texas limited liability company (“Bulk”), was formed on June 30, 2011 and provides commercial trucking services through its fleet of commercial trucks, trailers and related assets, used in the transport of frac sand and related commodities. Lonestar is our predecessor for accounting purposes.

On March 20, 2017, our pre-IPO owners completed a transaction in which Lonestar, MAALT and Bulk were acquired by a newly formed holding company, Vista OpCo. More specifically, Lonestar Prospects Holding Company, L.L.C. (“LS Holdings”), which was the 100% owner of Vista OpCo and Lonestar prior to the transaction, contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, an affiliate of First Reserve Management, L.P. (“First Reserve”) purchased certain outstanding common units in Vista OpCo from existing owners and also made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo. We refer to this transaction in this prospectus as the “March 2017 Transaction.”

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional              shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $        per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock.

Vista Proppants and Logistics

We are a leading in-basin provider of frac sand solutions for oil and gas well completions in prolific producing regions in Texas and Oklahoma. We offer leading E&P and oilfield service companies the high-quality, fine grade white sand that is most in demand in these basins with the cost advantages of a regional provider. Through our vertically integrated logistics network of 11 transload terminals throughout Texas and Oklahoma, and fleet of approximately 100 “last-mile” transport vehicles, our customers benefit from our mine-to-wellhead frac sand supply chain solutions and assured security of supply in the most active oil and gas regions of the United States, including the Permian Basin, Eagle Ford Shale and SCOOP/STACK. We mine all of our sand in Texas and believe we are the largest supplier of frac sand mined in Texas, as measured by produced tonnage per year.

We produce high-quality, fine grade 40/70-mesh, 100-mesh and 200-mesh sand. Marketed as “Texas Premium White,” our sand is comparable to sand mined in Wisconsin and Illinois, commonly referred to as “Northern White,” and meets applicable industry specifications and customer requirements for a large addressable market of wells. We believe the low overburden, homogeneous geology, and strategic location of our mines near multiple railroads and sustainable water and power sources provide us with cost advantages over other Texas-based sand mines. The proximity of our mines to active demand centers enables significantly lower logistics costs as compared to Northern White sand providers because our costs of transportation (based on published tariff rates of Class I and shortline railroads) are lower than Northern White sand providers for proppant delivered into the basins we serve. Our mines are located near multiple rail lines, providing us with flexible logistics infrastructure and multiple rail delivery options into the major Texas and Oklahoma basins. We believe these advantages not only assure lower delivered cost, but also increase security of supply from mine-to-wellhead.

The following table summarizes key characteristics of our mining facilities:

Location	Reserves	Annual Production Capacity	Logistics Access	Basins Served	Commencement of Operations
Cresson, Texas	52.3 million tons (proven reserves) 77.3 million tons (probable reserves) 10-15% 40/70-mesh 85-90% 100-mesh 0-20% 200-mesh(1)	4.5 million tons	BNSF Railway, Union Pacific Railroad, Texas Pacífico Transportation Railway, trucking	Permian Basin, Eagle Ford Shale, SCOOP/STACK	2011

Tolar, Texas	18.7 million tons (proven reserves) 90-100% 100-mesh 0-10% 200-mesh	1.0 million tons	BNSF Railway, Union Pacific Railroad, Texas Pacífico Transportation Railway, trucking	Permian Basin, Eagle Ford Shale, SCOOP/STACK	November 2017

Location	Reserves	Annual Production Capacity	Logistics Access	Basins Served	Commencement of Operations
Winkler County, Texas	282.9 million tons (proven reserves) 35% 40/70-mesh 65% 100-mesh	3.0 million tons	Trucking	Midland Basin and Delaware Basin (sub-basins of the Permian Basin)	Under development / Anticipated first quarter of 2018

(1)	Historically, 200-mesh sand from the Cresson mine has been sold as an industrial product.

Our vertically integrated proprietary network of transload terminals and last-mile logistics capabilities enable us to provide our customers with complete mine-to-wellhead frac sand supply solutions. Our 11 existing transload terminals are strategically located in the most active U.S. basins, including the Permian Basin (six terminals), Eagle Ford Shale (one terminal) and SCOOP/STACK (two terminals). We utilize our transload terminals to deliver and store sand within trucking distance to the well site. To complement our network of transload terminals and complete our mine-to-wellhead capabilities, we own and operate a fleet of approximately 100 fit-for-purpose last-mile transport vehicles. Our vertically integrated operations allow us to provide our E&P customers with greater control over their development plans, security of supply, and efficient cost management of their hydraulic fracturing process.

For the year ended December 31, 2016 and the six months ended June 30, 2017, we generated pro forma consolidated net income of approximately $        million and $        million, respectively, and pro forma Adjusted EBITDA of approximately $        million and $        million, respectively. See “Unaudited Pro Forma Condensed Consolidated Financial Information.” For the definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Summary Historical and Pro Forma Financial and Other Data.”

Our Competitive Strengths

We believe that the following strengths position us to achieve our primary business objective of creating value for our stockholders:

•	Pure play, low-cost provider of high-quality Texas Premium White sand: We believe our low logistics costs, combined with low-cost mining, make us among the lowest cost in-basin frac sand producers in Texas. We refer to production facilities located in Texas, Oklahoma, Arkansas and Arizona as “regional.” All of our mines are regional and located in Texas, enabling a low cost of delivery relative to our publicly traded competitors with Northern White sand exposure. Additionally, our regional focus provides us with expertise and market intelligence that enable us to identify risks and incorporate best practices specific to the development of fine grade regional sand deposits. We believe the following factors further differentiate us from other regional providers:

•	Strategically Located Mines. The strategic location of our regional sand mines, owned transload terminals and access to multiple rail lines combined with our last-mile trucking capabilities enable our frac sand to be delivered in a low-cost manner to the most active plays in the Permian Basin, Eagle Ford Shale and SCOOP/STACK.

•	Texas Premium White Sand. As opposed to traditional “brown” regional sands, substantially all of our reserves meet API specifications for crush resistance, sphericity, solubility and turbidity, where applicable. We believe these characteristics differentiate our sand from most other regional sand providers in Texas and compare favorably with Northern White sand mined in Wisconsin and Illinois.

•	Fine Grade Reserves. Substantially all of our reserves consist of finer grain size sand, measured as either 40/70-mesh, 100-mesh or 200-mesh, which is fit-for-purpose for modern shale oil and natural gas hydraulic fracturing requirements and is in high demand relative to coarser grain sizes of frac sand. In addition, we believe we are one of the few commercially available sources for ultra-fine 200-mesh sand.

•	Low-Cost Production. We refer to our mines as “low cost” because we believe the minimal overburden, abundant access to low-cost water, natural gas and electricity to process mined sand and homogeneous nature of the geology at our operating mines provide us with cost advantages over other Texas-based sand mines, enabling us to consistently produce sand at low costs.

•	Advanced Logistics Infrastructure. Our transload rail terminals and in-basin mines are located close to customer wellheads, minimizing our customers’ exposure to the elevated truck rates and non-productive time (“NPT”) incurred during times of high trucking activity as a result of the 150- to 300-mile hauls from a typical regional mine operator.

•	Vertically integrated mine-to-wellhead frac sand solutions provider: In order to be a low-cost provider of frac sand supply solutions, we believe that logistics networks have to be streamlined, logistics costs have to be managed efficiently and solutions have to be tailored to the specific characteristics and locations of individual wells. By owning and operating our vertically integrated logistics infrastructure, we are able to improve cost efficiency and reliability of mine origin and rail distribution pairings, mitigate volatility in transportation costs, ensure transloading availability and capacity, provide security of supply at delivered locations close to, or at, the wellhead and offer a full portfolio of last-mile solutions, including the delivery of sand to customers using last-mile proppant delivery solutions, such as pneumatic trucks, portable sand silos, portable wellsite conveyance systems and boxes. These benefits represent a cost and customer service advantage over other frac sand providers and have greatly contributed to our success securing business from E&P operators, who typically do not have the personnel or relevant expertise to manage the complex frac sand supply chain and frequently require one or more last-mile proppant delivery solutions to most efficiently hydraulically fracture their wells. We believe our large network of terminals, fleet of last-mile vehicles, 24/7 real time logistics reports, onsite well coordinators and final mile experience delivering sand to a wide range of our customer’s customized proppant delivery solutions (including pneumatic trucks, portable silo, portable conveyance or boxes) would be difficult, costly and time-consuming for competitors to replicate. Our logistics assets also provide us with the ability to opportunistically generate revenue from handling of third-party sand and allow us to more quickly adapt to the growing challenges posed by an industry that is increasingly focused on high-intensity well completions.

•	Strong contracted relationships with blue chip customer base: Our contracted customer base includes some of the largest and most active E&P operators in the United States, including EOG Resources and Apache Corporation, as well as premier oilfield service companies, including Halliburton. Sand has become an increasingly important component of the oil and gas production process, and our ability to deliver sand from the mine to the wellhead and ensure low-cost, in-basin supply has been a key factor in expanding our relationship with blue chip companies that have turned to us for our differentiated logistics capabilities, particularly E&P operators. Many of our customers have signed long-term supply contracts (with terms ranging from three to seven years). Even during the recent industry downturn from late 2014 to mid-2016, our customers continued to purchase sand from us at their contracted volumes, evidencing the quality of our customer base and the strength of our relationships.

•

Proven track record of profitably executing organic growth projects: We have a track record of successfully identifying and executing greenfield and brownfield growth projects. We have grown annual capacity at our main Cresson facility from under 300,000 tons in 2011 to 2.5 million tons in 2015 and 4.5 million tons as of June 30, 2017 by completing three brownfield expansion projects. We recently completed development of our Tolar mine, which commenced operations in November 2017. We are currently developing our Winkler mine, which we expect will commence operations in the first quarter of 2018. The addition of the Tolar and Winkler mines will increase our total production capacity to approximately 8.5 million tons annually. With approximately 431 million tons of reserves, consisting of 354 million tons of proven reserves and 77 million tons of probable reserves, our operations have been designed to enable up to six million tons of additional capacity expansion, most of which would occur at our Winkler mine. As a result of planning for these expansions during initial design, three to four million tons of the additional capacity can be built quickly, upon receipt of applicable permits, and with minimal incremental capital investment. Moreover, since inception we have constructed five transload terminals. We believe our demonstrated ability to identify and successfully develop high-quality sand reserves and transload sites in attractive basins will allow us to continue to opportunistically and profitably expand our business.

•	Consistent profitability and financial flexibility through the cycle: Lonestar, our predecessor for accounting purposes, was able to consistently generate positive net income and Adjusted EBITDA throughout the recent industry downturn from late 2014 to mid-2016, while continuing to increase its sales volumes and expand its capacity and footprint. Our low fixed cost structure and integrated mine-to-wellhead frac sand solution offerings allowed us to operate profitably in 2016 on both a net income and Adjusted EBITDA basis, a period during which many of our publicly traded competitors were operating at or below breakeven Adjusted EBITDA levels and/or curtailed their operations. Our definition of Adjusted EBITDA may not be comparable to a similarly titled measure of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business—Adjusted EBITDA.” After giving effect to this offering, we expect to have approximately $ million of liquidity in the form of cash on hand and undrawn borrowing capacity under a new revolving credit facility that we anticipate entering into in connection with the offering (the “New Revolving Facility”), and we believe that we will have ample liquidity to pursue attractive initiatives.

•	Highly experienced and aligned management and operating team: The members of our senior management team have considerable experience in constructing and operating frac sand mines and logistics assets, including frac sand-specific industry experience and last-mile logistics industry experience. In addition to our strong senior management team, we have an operating and technical team with experience and expertise in the best practices of regional sand mining, logistics and delivery solutions. Our senior management and operating team has an average of over 15 years of relevant experience in the industrial minerals and logistics business, and we believe our management team is invested in our success through their significant economic interest in the equity of our company.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our stockholders by executing on the following strategies:

•

Capitalize on the U.S. oil and gas market recovery and favorable secular trends: We believe we are well positioned to benefit from a continued recovery in U.S. land drilling and completion activity. In the Permian Basin and Eagle Ford Shale, where we have a significant presence and are a low-cost supplier of proppant, Spears & Associates projects proppant demand will grow by compound annual growth rates (“CAGRs”) of 92% and 82% from 2016 to 2018, respectively. Coras Research estimates that 71% of sand demand in 2017 will be demand for 40/70-mesh sand or finer, compared to 62% of total sand demand in 2016. Our sand mines consist entirely of fine grade sand (API spec 40/70-mesh or finer), which allows us to produce fine grade sand without also having to produce coarser grain sand, as is typical for many regional proppant providers in Texas that have less homogeneous reserves. As industry trends have shifted toward a preference for fine grade sand, and as proppant demand in the Permian Basin has come to represent an increasingly significant amount of total U.S. sand demand, Northern White sand sold as a percent of total proppant volume sold in the United States has decreased from 71% in 2014 to 62% in 2016, and is expected to account for only 48% in 2018 based on effective supply, according to Coras Research. We believe our ability to maintain our position as a low-cost supplier of proppant while growing our proppant volumes to meet rising demand in our core markets will position us to capitalize on a continued recovery and enable us to increase our market share.

Proppant Demand by Basin

(Millions of tons)

Source: Spears & Associates, July 2017.

•	Execute greenfield and brownfield regional sand mine and transload terminal expansion: We intend to continue to expand our base of regional sand reserves and grow our network of transload terminals. We are developing a low-cost greenfield sand mine in Winkler County, Texas, which is projected to commence operations in the first quarter of 2018, and we recently completed development of a greenfield sand mine in Tolar, Texas, which commenced operations in November 2017. Additionally, we recently constructed a new transload terminal in West Texas, which commenced operations in August 2017. These projects all have access to critical utility infrastructure such as water, natural gas and electricity, the lack of which has the potential to create significant bottlenecks in Texas-based regional expansion projects. We take a disciplined and risk-adjusted, returns-focused approach to evaluating expansion projects, which are typically supported by contracted customer demand. Our strategic planning for greenfield expansion opportunities typically includes accommodating low-cost incremental brownfield expansions. In addition to our current projects and other identified greenfield opportunities in our strategic pipeline, we believe we have ample opportunity for continued brownfield expansion of our existing asset base to meet customer demand. Our purpose-built sand processing facilities were constructed in a manner that provides us with the ability to increase production by six million tons of proppant per year, most of which relates to a potential expansion of our Winkler facility. Three to four million tons of the additional capacity can be built quickly, upon receipt of applicable permits, and with minimal incremental capital investment.

•

Capitalize on our ability to provide customer specific vertically integrated sand solutions: We plan to continue to leverage our fully integrated platform to provide our customers with a complete sand supply solution that manages the proppant supply chain from the sand mine to the wellhead. According to Coras Research, regional sand demand is currently 39% of total frac sand demand, up from 29% of total demand two years ago. We believe existing proppant logistics infrastructure will become increasingly constrained due to proppant demand outpacing logistics supply growth, road infrastructure limitations leading to congestion and increasing proppant loads at the wellhead. These factors are likely to impact each E&P operator differently. We believe we are well positioned to develop efficient, customized solutions as a result of our:

•	ability to couple fully managed sand delivery from mine-to-wellhead with streamlined invoicing;

•	diverse mix of flexible transload assets and regional in-basin, rail-focused sand supply assets that enable low-cost, in-basin deliveries while reducing exposure to individual railroads and road systems;

•	established track record of delivering sand to E&P operators that have directly contracted for or purchased portable silo, portable conveyance or box solutions, allowing for a broad array of customizable solutions; and

•	integrated reporting systems that enable real-time tracking of inventory.

We believe our ability to offer a complete sand solution, including proppant delivery logistics, will continue to make us a proppant provider of choice to E&P customers seeking alternatives to oilfield service companies for proppant delivery logistics support and will allow us to increase the quantity of our sand that is sold at the wellhead.

•	Develop and expand customer relationships while tactically approaching long-term contracts: We have established relationships with more than 33 E&P and oilfield service companies that have turned to us for proppant and proppant delivery logistics in our primary markets. Since the beginning of 2016, we have supplied proppant solutions to 10 new customers that we had not previously served. We actively work with customers to evaluate the benefits of finer grain sand and to develop a market for ultra-fine 200-mesh sand, for which we believe we are one of the few commercially available sources. We carefully manage the volume of proppant demand that we have contracted to provide to our customers in order to balance the benefits of earnings visibility with the benefits of exposure to increases in market pricing.

•	Selectively pursue accretive acquisitions of high-quality complementary assets: We intend to remain a pure play regional proppant solutions company and benefit from the continued shift in proppant demand from Northern White sand to regional sand, and from coarser grain size to finer grain size. We may seek to bolster our existing business line through accretive acquisitions by strategically adding reserves and annual capacity to our proppant mining activities as well as adding assets to complement our existing logistics solutions. We will focus on opportunities that fit with our strategy of providing high-quality proppant at low cost of production and delivery. Additionally, we may evaluate opportunities to use accretive acquisitions to enter complementary business lines, such as the transportation of water, chemicals, consumables or other wellsite materials, that capitalize on our ability to provide superior wellsite logistics support. We plan to continue exploring opportunities to acquire additional assets in our current operational footprint as well as monitor opportunities to acquire and integrate operations in other active basins in our region. As a public company, we believe our increased access to capital and a publicly traded currency will enhance our ability to pursue accretive acquisition opportunities.

•	Maintain financial flexibility: At the closing of this offering we expect to have approximately $ million of liquidity in the form of cash on hand and $ million of available borrowing capacity under our $ million New Revolving Facility (after giving effect to $ million that we expect to borrow thereunder at or prior to the closing of this offering). We plan to use and maintain this financial flexibility to opportunistically grow our business and effectively manage our business through potential changes in market conditions.

Industry Trends Impacting Our Business

Demand for our proppant and proppant logistics services is primarily driven by both the level of well completion activity by E&P companies and the intensity of those well completions, each of which has increased since the beginning of 2016. Depressed industry conditions in 2015 and 2016 resulted in decreased drilling and completion activities and proppant demand from the highs observed in 2014. However, recent increases in crude oil and natural gas commodity prices have driven significant increases in U.S. drilling and completion activity and proppant demand growth in excess of commodity price and rig count growth.

We believe that we are well positioned to benefit from numerous secular trends that we expect to further increase demand for our product and service offering beyond a rising commodity price environment:

E&P companies are focused on drilling and completion activities in core regions. Our frac sand logistics services are focused on the most active oil and gas regions in the United States, including the Permian Basin, Eagle Ford Shale and the SCOOP/STACK. Rystad Energy estimates the wellhead breakeven drilling and production price in both the Permian Basin and Eagle Ford Shale was approximately $40 per Bbl in 2016, which has driven favorable economic returns for E&P companies in these regions. These attractive economics are expected to drive continued drilling and completion investment in the Permian Basin, Eagle Ford Shale and the SCOOP/STACK. According to Spears & Associates, the Permian Basin and Eagle Ford Shale will account for 48% of overall active land rigs in the United States in 2020. While we maintain a strong presence in each of these regions, the majority of our operations are focused on serving the single most active oil and gas region in the United States, the Permian Basin. Our Permian Basin transload terminals accounted for approximately 83% of the proppant we delivered in-basin in 2016. Our Permian Basin activities support the highly active Midland Basin (West Texas) and Delaware Basin (West Texas and New Mexico). The Midland Basin and the Delaware Basin are expected to remain two of the most active regions in the United States, supported by considerable oil and natural gas reserves and drilling and completion activity by large E&P companies. In 2016, the United States Geological Survey released its assessment of the Wolfcamp shale in the Midland Basin, estimating that the formation contains 20 billion barrels of oil and 16 trillion cubic feet of natural gas. Additionally, a number of the largest E&P companies in the United States have consolidated acreage positions in the Midland and Delaware Basins, which indicates a continuing commitment to developing assets in the region and supports long-term forecasts for increased drilling and completion spending.

Proppant demand per well continues to rise with advanced drilling and completion techniques. Over the past decade, E&P companies have increasingly utilized advanced drilling and completion techniques, such as horizontal drilling and hydraulic fracturing, in order to cost-effectively develop and produce hydrocarbon resources in North America. These advancements require drilling increasingly long laterals and more hydraulic fracturing stages per horizontal well, both individually leading to increased levels of proppant per well. According to Spears & Associates, the average lateral lengths of horizontal and directional wells will increase from approximately 7,600 feet in 2015 to approximately 9,000 feet in 2018. Additionally, according to Spears & Associates, the average number of fracturing stages per new U.S. horizontal well has increased from 22 stages per well in 2014 to 29 stages per well in 2016, and is expected to further increase to an average of 36 stages per new U.S. horizontal well in 2018. The combination of these trends is expected to result in a considerable increase in proppant demand per well, which Spears & Associates estimates to increase from an average of 6,207 tons per well in 2016 to an average of approximately 9,000 tons per well in 2018. The increase in proppant per well has stressed supply chains at transload terminals, last-mile trucking operations and well pads, requiring innovations that we believe would be difficult to implement without captive and controlled infrastructure solutions. These same factors were present in 2014 and resulted in increases in NPT for service companies and increased costs of well completions in North America. To reduce NPT, operators were forced to delay completion activity or implement new well completion designs based on what sand was available in-basin.

Insufficient supply from regional providers to meet demand. Attractive economics for E&P companies in the Permian Basin, Eagle Ford Shale and the SCOOP/STACK are expected to drive increased levels of drilling and completion spending, creating considerable demand for proppant in Texas, Oklahoma and New Mexico. Spears & Associates estimates annual proppant demand in the Permian Basin and Eagle Ford Basin will increase from 14.6 million tons and 5.8 million tons in 2016 to 53.9 million tons and 19.1 million tons in 2018, respectively. Nine sand mine permits have been approved by the Texas Commission on Environmental Quality (“TCEQ”) in 2017, according to Coras Research. Despite the approval of these sand mine permits, we believe several of these mines will face regulatory and environmental hurdles, lack access to sufficient water, electricity or natural gas supply, and/or contain high levels of overburden, which may increase the cost of proppant production or delay operations of those mines. We believe increased demand, limited supply and barriers to entry will drive a supply deficit for regional sand in close proximity to the Permian Basin, Eagle Ford Shale and the SCOOP/STACK. We believe we are well positioned to capitalize on this supply deficit because our delivered cost into the Permian Basin is significantly lower than the delivered cost of the lowest cost providers of proppant outside Texas. According to Coras Research, as of March 2017, the typical delivered cost of proppant originating outside Texas was approximately $100 per ton, indicating a 35-55% cost advantage for our delivered sand in 2016.

Increasing preference for integrated proppant logistics solutions. The increase in demand for proppant is expected to decrease the availability of in-basin proppant transload and last-mile logistics assets and increase the difficulty of transporting proppant from rail lines to the wellhead. As transloading and last-mile logistics availability becomes increasingly constrained, we believe proppant end users, primarily E&P operators that typically lack dedicated in-house proppant logistics teams, are increasingly focused on ensuring proppant supply to the wellhead due to the critical importance of proppant to their drilling and completion programs. E&P operators have relied on oilfield service companies and fully integrated proppant suppliers to provide security of proppant supply to the wellhead and manage the complexities surrounding proppant logistics. Additionally, as the proppant intensity of hydraulic fracturing has increased, proppant costs have increased, accounting for as much as 11% of total well cost in March 2017, according to Coras Research. The high cost of proppant relative to the cost of hydraulic fracturing and total well cost has led E&P companies to place increased strategic importance on proppant supply. As a result, we believe E&P companies will seek alternatives to oilfield service companies in order to ensure proppant supply programs are met, providing competitive advantages to suppliers with fully integrated proppant mining and logistics capabilities.

Increasing industry preference for finer grade sand. Before 2014, coarser grades of sand (API specification 20/40-mesh and API specification 30/50-mesh) were prevalent in oil and liquids rich regions while finer grades (API specification 40/70-mesh and 100-mesh) were typically more prevalent in gas rich regions. During the broader energy downturn from late 2014 to mid-2016, cost pressure and performance benefits realized by early adopters of micro-fracturing techniques encouraged more E&P companies to experiment with finer grades of sand. As the adoption of micro-fracturing techniques increased and E&P companies began to realize production benefits from using basin-specific mixes of sand, the demand for fine grade sand increased. Currently, particularly in the Permian Basin, E&P companies have shown a preference for finer grade sand as a result of the demonstrated success of leading E&P companies such as EOG Resources, which has publicly released production results that support the use of fine grade sand. Additionally, since 2013, in order to save costs and increase production, E&P companies have increasingly utilized slickwater fracturing fluid instead of crosslinked gel fracturing fluid, which has further bolstered the shift from coarse grade sand to fine grade sand. Due to the low viscosity of slickwater fluid, the coarser grades of sand traditionally used in crosslinked gel fluid cannot be as easily suspended or conveyed by slickwater fluid. Today, the vast majority of well completions are slickwater or a hybrid treatment with a slickwater portion. According to Rystad Energy, approximately 92% of U.S. land well completions in the fourth quarter of 2016 utilized slickwater or hybrid fluids. As a result, E&P operators have increasingly shifted from coarser grades of sand to finer grades of sand to accommodate the use of slickwater fluid. We believe we are one of the largest producers of fine grade sand and the single largest producer of fine grade sand in Texas. We believe the trend toward finer grades of sand is likely to continue, creating a long-term demand for fine grade sand products, including ultra-fine 200-mesh, of which we believe we are one of only a few providers in the market.

Our Sponsor

First Reserve is a leading global private equity investment firm exclusively focused on energy. With nearly 35 years of industry insight, investment expertise and operational excellence, First Reserve has cultivated an enduring network of global relationships and raised approximately $31 billion of aggregate capital since inception. First Reserve has completed over 600 transactions (including platform investments and add-on acquisitions), creating several notable energy companies throughout First Reserve’s history. Its portfolio companies operate on six continents, spanning the energy spectrum from upstream oil and gas to midstream and downstream, including resources, equipment and services, and associated infrastructure.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	Our business and financial performance depend on the level of activity in the oil and natural gas industries and the price of oil and natural gas.

•	Increasing logistics costs, a lack of dependability or availability of transportation services or infrastructure, and geographic shifts in demand could have a material adverse effect on our business.

•	Our operations are dependent on our rights and ability to mine our properties and on our having renewed or received the required permits and approvals from governmental authorities and other third parties.

•	The demand for frac sand fluctuates, which could adversely affect our results of operations.

•	Our operations are subject to the cyclical nature of our customers’ businesses, and we may not be able to mitigate that risk.

•	We may be adversely affected by decreased demand for the finer grade frac sand we produce or the development of either effective alternative proppants or new processes to replace hydraulic fracturing.

•	Our proppant sales and supply chain solutions offerings are subject to fluctuations in market pricing.

•	Our facility currently under development, the construction of other new assets, or the expansion or modification of existing assets may not result in revenue increases and may be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition.

•	A large portion of our sales is generated by a limited number of customers, and the loss of, or a significant reduction in purchases by our largest customers could adversely affect our operations.

•	Our operations are subject to operating risks that are often beyond our control and could adversely affect production levels and costs, and such risks may not be covered by insurance.

•	A significant portion of our sales is generated at our Cresson mine and processing facility. Any adverse developments at this facility could have a material adverse effect on our business, financial condition, and results of operations.

•	We may face competition from additional in-basin sand mines.

•	Inaccuracies in our estimates of the quantity and quality of our sand reserves could result in lower than expected sales and higher than expected costs.

•	Our production process consumes large amounts of natural gas and electricity. An increase in the price or a significant interruption in the supply of these or any other significant raw material costs could have a material adverse effect on our business, financial condition or results of operations.

•	Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for our customers, which could cause a decline in the demand for our sand-based proppants and negatively impact our business, financial condition, and results of operations.

•	We and our customers are subject to extensive environmental and health and safety regulations which impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

•	Vista Proppants and Logistics Inc. is controlled by our pre-IPO owners, whose interests may differ from those of our public stockholders.

•	Upon the listing of our shares on NASDAQ, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year prior to the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	presentation of two years of audited financial statements rather than three years and the inclusion of two years of selected historical financial information rather than five years in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year during which our annual gross revenue was $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have elected to take advantage of the provisions permitting presentation of two years of audited financial statements and selected financial information and reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Organizational Structure

The March 2017 Transaction

Our business has historically been conducted through three affiliated entities and their respective subsidiaries: (i) Lonestar, which is in the business of mining, processing, transporting and selling industrial sand; (ii) MAALT, which specializes in the transloading of sand from rail to truck and the implementation of frac sand logistics solutions focused on the transportation of sand from in-basin terminals to the wellhead; and (iii) Bulk, which provides commercial trucking services through its fleet of commercial trucks, trailers and related assets, used in the transportation of frac sand and related commodities.

On March 20, 2017, our pre-IPO owners completed a transaction in which Lonestar, MAALT and Bulk were acquired by a newly formed holding company, Vista OpCo. More specifically, LS Holdings, which was the 100% owner of Vista OpCo and Lonestar prior to the transaction, contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, an affiliate of First Reserve purchased certain outstanding common units in Vista OpCo from existing owners and also made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo. We refer to this transaction in this prospectus as the “March 2017 Transaction.” Lonestar is our predecessor for accounting purposes.

Our Organizational Structure Following this Offering

Following this offering, Vista Proppants and Logistics Inc. will be a holding company and its sole material asset will be a controlling equity interest in Vista OpCo. Vista Proppants and Logistics Inc. will operate and control all of the business and affairs and consolidate the financial results of Vista OpCo and its subsidiaries. Prior to the completion of this offering, the limited liability company agreement of Vista OpCo will be amended and restated to, among other things, modify its capital structure by reclassifying the interests currently held by our pre-IPO owners into a single new class of units that we refer to as “LLC Units.” We and our pre-IPO owners will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right, from and after the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the amended and restated limited liability company agreement of Vista OpCo and the exchange agreement, please read “Certain Relationships and Related Person Transactions.”

Our pre-IPO owners will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Vista OpCo held by such holder on all matters on which stockholders of Vista Proppants and Logistics Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell LLC Units to Vista Proppants and Logistics Inc. for cash as part of the Offering Transactions or subsequently exchange LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

As described under the caption “Use of Proceeds,” Vista Proppants and Logistics Inc. intends to use a portion of the proceeds from this offering to purchase outstanding LLC Units from our pre-IPO owners. At the time of this offering, Vista Proppants and Logistics Inc. will purchase from our pre-IPO owners              LLC Units for an aggregate of $             million (or              LLC Units for an aggregate of $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of this amount, the following table sets forth the amounts that will be received by our Founders, Sponsor, directors, officers and other pre-IPO owners and their respective affiliated entities or vehicles.

	Assuming Underwriters’ Option is Not Exercised		Assuming Underwriters’ Option is Exercised in Full
	Number of LLC Units Sold	Proceeds	Number of LLC Units Sold	Proceeds
First Reserve		$		$
Gary B. Humphreys		$		$
Martin W. Robertson		$		$
Other pre-IPO owners		$		$

The simplified diagram below depicts our organizational structure immediately following this offering. For additional detail, see “Organizational Structure.”

(1)	The Class B common stock will provide each of our pre-IPO owners with a number of votes that is equal to the aggregate number of LLC Units held by such pre-IPO owner. Immediately following this offering, the Founders, our Sponsor, and the other pre-IPO owners will hold %, %, and % of the voting power in Vista Proppants and Logistics Inc., respectively. For additional information, see “Organizational Structure—Organizational Structure Following this Offering.”
(2)	Immediately following this offering, the Founders, our Sponsor, and the other pre-IPO owners will hold %, %, and % of the outstanding LLC Units of Vista OpCo, respectively.

Vista Proppants and Logistics Inc. was incorporated in Delaware on July 19, 2017. Our principal executive offices are located at 4413 Carey Street, Fort Worth, Texas 76119 and our telephone number is (817) 563-3500.

The Offering

Class A common stock offered by Vista Proppants and Logistics Inc.	shares (plus up to an additional shares at the option of the underwriters).

Class A common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming exchange of all LLC Units held by our pre-IPO owners	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by holders of Class A common stock after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners as holders of all outstanding shares of Class B common stock after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds	We estimate that the net proceeds to Vista Proppants and Logistics Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $ (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Vista OpCo will bear or reimburse Vista Proppants and Logistics Inc. for all of the expenses payable by it in this offering (excluding underwriting discounts and commissions), which we estimate will be approximately $ .

Vista Proppants and Logistics Inc. intends to use $ of the net proceeds from this offering to purchase newly issued LLC Units from Vista OpCo, as described under “Organizational Structure—Offering Transactions.”

Vista Proppants and Logistics Inc. intends to cause Vista OpCo to use these proceeds, together with borrowings under our New Revolving Facility, as described in “Unaudited Pro Forma Condensed Consolidated Financial Information,” to repay indebtedness, fund capital expenditures and for general corporate purposes. See “Use of Proceeds.”

Vista Proppants and Logistics Inc. intends to use the remaining net proceeds from this offering, or $ (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase outstanding LLC Units from our pre-IPO owners, including members of our senior management, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our Principal Stockholders, directors and named executive officers.

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Our pre-IPO owners hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units held by such holder on all matters on which stockholders of Vista Proppants and Logistics Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Dividend policy	The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Vista OpCo) to us, and such other factors as our board of directors may deem relevant.

Vista Proppants and Logistics Inc. is a holding company and has no material assets other than its ownership of Vista OpCo. We intend to cause Vista OpCo to make distributions to us in an amount sufficient to cover our taxes and obligations under the tax receivable agreement, as well as any cash dividends declared by us. If Vista OpCo makes such distributions to us, the other holders of LLC Units will be entitled to receive equivalent distributions.

Exchange rights of holders of LLC Units	Prior to this offering we will enter into an exchange agreement with our pre-IPO owners so that they may, from and after the completion of this offering (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax receivable agreement	Holders selling LLC Units for cash as part of this offering or future exchanges of LLC Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Vista OpCo. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Vista Proppants and Logistics Inc. would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Vista Proppants and Logistics Inc. to holders selling LLC Units for cash as part of this offering or subsequently exchanging LLC Units of 85% of the benefits, if any, that Vista Proppants and Logistics Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Certain United States federal income and estate tax consequences to non-U.S. holders	For a discussion of certain United States federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Proposed NASDAQ Global Select Market symbol	“VPRL”

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•	shares of Class A common stock issuable upon exchange of LLC Units (or, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, shares of Class A common stock issuable upon exchange of LLC Units) that will be held by the pre-IPO owners immediately following this offering; or

•	shares of Class A common stock that may be granted under the 2017 Vista Proppants and Logistics Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”).

Summary Historical and Pro Forma Financial and Other Data

The following tables set forth our summary historical and pro forma condensed consolidated financial and other data for the periods ended and at the dates indicated below. We derived the summary historical condensed consolidated statements of income data and the summary statements of cash flows data for the years ended December 31, 2016 and 2015 and the summary balance sheet data as of December 31, 2016 and 2015 from the audited consolidated financial statements of Lonestar, which is our accounting predecessor, included elsewhere in this prospectus. We derived the summary historical consolidated statements of income data and the summary statements of cash flows data for the six months ended June 30, 2017 and 2016 and the summary balance sheet data as of June 30, 2017 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, including our predecessor, Lonestar, for periods as of or prior to March 20, 2017. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period and the historical results of Lonestar for periods prior to March 20, 2017 also do not reflect the impact of the March 2017 Transaction and are not comparable to historical periods beginning on or after March 20, 2017.

The unaudited summary pro forma financial information has been prepared to give effect to the March 2017 Transaction and the other transactions as described under “Unaudited Pro Forma Condensed Consolidated Financial Information.” The pro forma adjustments associated with the foregoing transactions assume that each transaction was completed as of January 1, 2016 for purposes of the unaudited pro forma condensed consolidated statements of income information and as of June 30, 2017 for purposes of the unaudited pro forma condensed consolidated pro forma balance sheet information. The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results or financial position.

You should read the summary historical and pro forma financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Selected Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

	Pro Forma		Historical
(Amounts in thousands, except per share data)	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Summary Statements of Income Data:
Net sales	$	$	$109,653	$52,817	$124,884	$119,137
Cost of sales			73,722	42,930	102,118	73,250

Gross profit			35,931	9,887	22,766	45,887
Selling, general and administrative expenses			13,329	4,046	9,564	9,342
(Gain) loss on disposals of property, plant and equipment			382	795	1,645	2,695

Income from operations			22,219	5,046	11,557	33,850

	Pro Forma				Historical
(Amounts in thousands, except per share data)	Six Months Ended June 30, 2017		Year Ended December 31, 2016		Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Other income (expense):
Interest expense					(4,896)	(3,367)	(7,094)	(7,049)
Early extinguishment of debt					(1,673)	—	—	—
Other income (expense), net					62	(252)	80	986

Total other expense, net					(6,506)	(3,619)	(7,014)	(6,063)

Net income before taxes					15,713	1,427	4,543	27,787
State franchise taxes					229	140	137	242

Net income	$		$		$15,484	$1,287	$4,406	$27,545

Less: Net income attributable to non-controlling interests					—	—	—	—
Net income attributable to members		$—		$—	$15,484	$1,287	$4,406	$27,545

Net income attributable to Vista Proppants and Logistics Inc.	$		$		$—	$—	$—	$—

Per share:
Net income per Class A share:
Basic	$		$
Diluted	$		$

Weighted-average number of Class A shares:
Basic
Diluted

Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$				$60,704		$4,504	$139
Property, plant and equipment, net					131,027		67,425	76,980
Total assets					309,117		113,582	122,731
Long-term debt (including current portion and net of unamortized debt issuance costs)					138,789		71,946	73,783
Total partners’ capital/Members’ interest					123,103		17,369	15,109

Summary Statements of Cash Flows:
Net cash provided by (used in) operating activities					$18,687	$4,284	$18,947	$35,347
Net cash provided by (used in) investing activities					(36,995)	(2,501)	(4,420)	(19,855)
Net cash provided by (used in) financing activities					73,011	(1,672)	(10,162)	(31,993)

	Pro Forma		Historical
(Amounts in thousands, except per share data)	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015

Summary Operational and Other Data:(1)
Capital expenditures	$	$	$36,048	$2,501	$9,556	$23,063
Adjusted EBITDA(2)	$	$	$33,167	$10,716	$26,505	$48,117

(Amounts in thousands, except per ton data)	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Total capacity (frac sand)	4,500	3,300	3,600	2,500
Total tons sold (frac sand)	1,657	997	2,370	2,338
Average selling price (per ton) (frac sand)	$58.81	$50.92	$51.00	$48.70
Production costs (per ton) (frac sand) (3)	$34.33	$33.55	$34.78	$23.48

(1)	We use a number of operational and other metrics in order to evaluate performance and make decisions about our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business” for additional information regarding our use of these metrics.
(2)	We define EBITDA as net income plus interest expense (income), tax expense (benefit) and depreciation, depletion and amortization expense. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA,” which is defined as EBITDA further adjusted to exclude share-based compensation, other non-cash charges and extraordinary or other items not core to our operations.

Adjusted EBITDA is not a term recognized under U.S. generally accepted accounting principles (“GAAP”) and should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. In addition, our definition of Adjusted EBITDA may not be comparable to a similarly titled measure of other companies.

We believe that Adjusted EBITDA provides useful information to investors about us and our results of operations for the following reasons: (i) Adjusted EBITDA is among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our interest expense or the cash requirements to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of our net income (loss) to Adjusted EBITDA:

	Pro Forma		Historical
(Dollars in thousands)	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss)	$	$	$15,484	$1,287	$4,406	$27,545
Add (subtract):
Interest expense			4,896	3,367	7,094	7,049
Depreciation, depletion and amortization			11,243	6,700	13,114	10,348
State franchise taxes			229	140	136	242

EBITDA	$	$	$31,852	$11,494	$24,750	$45,184

Adjustments:
Share-based compensation(a)			—	55	110	220
Unrealized (gain) loss on investments(b)			(6)	(38)	—	17
Litigation expense(c)			30	—	—	—
(Gain) loss on abandonments and disposals of property, plant and equipment(d)			(382)	(795)	1,645	2,695
Loss on extinguishment of debt(e)			1,673	—	—	—

Adjusted EBITDA	$	$	$33,167	$10,716	$26,505	$48,117

(a)	Reflects an adjustment for equity based compensation granted to an employee of Lonestar.
(b)	Reflects a loss on short-term investment held on balance sheet at year-end 2015.
(c)	Reflects legal fees relating to a litigation involving Bulk. See “Business—Legal Proceedings.”
(d)	Reflects the trade-in and early termination of capital leases as well as disposal of mine assets.
(e)	Reflects a write-off of deferred borrowing costs associated with the extinguishment of the related debt.

(3)	We define production costs as cost of sales, excluding royalty expense and depreciation, depletion and amortization expense. We use production costs to evaluate our performance. We believe production costs is a meaningful measure to management and external users of our financial statements, such as investors and lenders, because it provides a measure of operating performance that is unaffected by historical cost basis. Cost of sales is the GAAP measure most directly comparable to production costs. Production costs is not a term recognized under GAAP and should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. In addition, our definition of production costs may not be comparable to similarly titled measures of other companies.

The following table provides a reconciliation of our costs of sales to production costs:

	Pro Forma		Historical
(Dollars in thousands)	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Cost of sales	$	$	$73,722	$42,930	$102,118	$73,250
Depreciation, depletion and amortization expense			11,243	6,700	13,114	10,348
Royalty expense			5,600	2,785	6,574	8,019

Production Costs	$	$	$56,879	$33,445	$82,431	$54,883

Cost of sales per ton (frac sand) (i)			$44.49	$43.06	$43.09	$31.33
Production costs per ton (frac sand) (i)			$34.33	$33.55	$34.78	$23.48

(i)	There is no incremental cost associated with the production of industrial sand, which is a byproduct of our frac sand mining operations. Accordingly, cost of sales per ton (frac sand) for a given period represents total cost of sales for such period divided by the total tons of frac sand produced in such period and production costs per ton (frac sand) for a given period represents total production costs for such period divided by total tons of frac sand produced in such period.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock.

Risks Related to Our Business and Industry

Our business and financial performance depend on the level of activity in the oil and natural gas industries and the price of oil and natural gas.

Approximately 97% of our revenues for the year ended December 31, 2016 were derived from sales to companies in the oil and gas industry. As a result, our operations are materially dependent on the levels of activity in oil and natural gas exploration, development and production. More specifically, the demand for the frac sand we produce is closely related to the number of oil and natural gas wells completed in geological formations where sand-based proppants are used in fracture treatments. These activity levels are affected by both short- and long-term trends in oil and natural gas prices, among other factors. In recent years, oil and natural gas prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including war, terrorist activity, events in the Middle East and initiatives by the Organization of the Petroleum Exporting Countries (“OPEC”), have contributed, and are likely to continue to contribute, to price volatility. A prolonged reduction in oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production and well completion activity and result in a corresponding decline in the demand for the frac sand we produce. Such a decline could result in us selling fewer tons of frac sand at lower prices or selling lower priced products, which would have a material adverse effect on our results of operations and financial condition. When demand for frac sand increases, there may not be a corresponding increase in the prices for our products or our customers may not switch back to higher priced products, which could have a material adverse effect on our results of operations and financial condition. According to Rystad Energy, the average price of frac sand delivered into the Eagle Ford and Permian Basin in 2014 was approximately $97 per ton, compared to approximately $52 per ton in 2016. As activity has recovered in the first half of 2017, the average price of delivered frac sand has increased to approximately $59 per ton, recovering only a portion of the previous price decrease. In addition, any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to increased governmental regulation, limitations on exploration and drilling activity, including hydraulic fracturing, or other factors, could have a material adverse effect on our business and financial condition, even in a stronger oil and natural gas price environment.

Increasing logistics costs, a lack of dependability or availability of transportation services or infrastructure, and geographic shifts in demand could have a material adverse effect on our business.

Transportation and handling costs are a significant component of the total delivered cost of our products. As we continue to expand our sand-based proppant production, we may decide to increase investment in transportation infrastructure, including terminals, railcars, trucks and wellsite sand management solutions. We contract with rail services to move sand-based proppants from our production facilities to our internal and third-party distribution terminals. Labor disputes, derailments, adverse weather conditions or other environmental events, increased railcar congestion, and other changes to rail freight systems could interrupt or limit available transportation services or result in a significant increase in transportation service rates. A significant increase in transportation service rates, a reduction in the dependability or availability of transportation, a shift in demand away from areas where we have significant distribution infrastructure, or relocation of our customers’ businesses to areas farther from our mines, processing facilities or transload terminals could impair our ability to deliver our products economically to our customers and to expand our markets. Further, declining volumes could result in additional railcar over-capacity, which would lead to demurrage charges or railcar storage fees while, at the same time, we would continue to incur lease costs for underutilized railcars and railcars in storage, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations are dependent on our rights and ability to mine our properties and on our having renewed or received the required permits and approvals from governmental authorities and other third parties.

We hold numerous governmental, environmental, mining and other permits, water rights and approvals authorizing operations at each of our facilities. A decision by a governmental agency or other third party to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to commence or continue operations at the affected facility. Expansion or modification of our existing operations, commencement of operations under development and construction of other new assets are also predicated on securing the necessary environmental and other permits, water rights or approvals, which we may not receive in a timely manner or at all. State and local governments could impose a moratorium on mining operations in certain areas.

Our reserves are leased from third party landowners, and our mining operations are dependent on these leasehold interests. To the extent we are unable to renegotiate for extensions of these leasehold interests or if a third party takes action to suspend these leasehold interests, and we are unable to obtain replacement leasehold or fee interests, our business, financial condition and results of operations could be materially adversely affected.

Title to, and the area of, mineral properties and water rights may also be disputed. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that we, or the owners of our leased mining facilities, do not have title to one or more of our properties or lack appropriate water rights could cause us to lose any rights to explore, develop and extract any minerals on that property, without compensation for our prior expenditures relating to such property. Our business may suffer a material adverse effect in the event one or more of our owned or leased properties are determined to have title deficiencies.

In some instances, we have received access rights or easements from third parties, which allow for a more efficient operation than would exist without the access or easement. A third party could take action to suspend the access or easement, and any such action could be materially adverse to our results of operations or financial condition.

The demand for frac sand fluctuates, which could adversely affect our results of operations.

Demand in the end markets served by our customers is influenced by many factors, including the following:

•	demand for oil, natural gas and petroleum products;

•	fluctuations in energy, fuel, oil and natural gas prices and the availability of such fuels;

•	the use of alternative proppants, such as ceramic proppants, in the hydraulic fracturing process;

•	global and regional economic, political and military events and conditions;

•	changes in demand for our products due to technological innovations, including the development and use of new processes for oil and gas production that limit proppant usage or do not require proppants;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	prices, availability and other factors relating to our products; and

•	increases in costs of labor and labor strikes.

We cannot predict or control the factors that affect demand for our products. Negative developments in the above factors, among others, could cause the demand for frac sand to decline, which could adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to the cyclical nature of our customers’ businesses, and we may not be able to mitigate that risk.

Demand for our products and services is highly correlated with the activity levels of E&P and oilfield service companies, which has historically been cyclical. During periods of economic slowdown, our customers often reduce their production and also reduce capital expenditures and defer or cancel pending projects. Such developments occur even among customers that are not experiencing financial difficulties. When oil and natural gas prices decrease, as they did from late 2014 to mid-2016, exploration and production companies may reduce their exploration, development, production and well completion activities. The reduced level of such activities could result in a corresponding decline in the demand for frac sand and an oversupply of frac sand. In periods where sources of supply of frac sand exceed market demand, market prices for frac sand may decline and our results of operations and cash flows may decline or be volatile or otherwise adversely affected. Much of our production is sold through long-term contracts with indexes tied to oil prices and, as a result, in periods where market demand exceeds supply of frac sand we may not participate in price increases in full or at all. Weakness in the E&P and oilfield service companies we serve has had, and may in the future have, an adverse effect on sales of our products and our results of operations. An economic downturn in exploration, development, production and well completion activities, or in Texas, the other areas in the United States that we serve or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

We may be adversely affected by decreased demand for the finer grade frac sand we produce or the development of either effective alternative proppants or new processes to replace hydraulic fracturing.

Frac sand is a proppant used in the completion and re-completion of oil and natural gas wells through hydraulic fracturing. Frac sand is the most commonly used proppant and is less expensive than ceramic and resin coated proppant, which is also used in hydraulic fracturing to stimulate and maintain oil and natural gas production. Our sand reserves consist of finer grain sizes, measured as either 40/70-mesh, 100-mesh or 200-mesh. A significant shift in demand from the frac sand we produce, or to other proppants, such as ceramic or resin coated proppants, could have a material adverse effect on our financial condition and results of operations. The development and use of other effective alternative proppants, or the development of new processes to replace hydraulic fracturing altogether, could also cause a decline in demand for the frac sand we produce and could have a material adverse effect on our financial condition and results of operations.

Our proppant sales and supply chain solutions offerings are subject to fluctuations in market pricing.

Historically, substantially all of our supply agreements involving the sale and/or transport of sand-based proppants have had market-based pricing mechanisms. Accordingly, in periods with decreasing prices, our results of operations may be lower than if our agreements had fixed prices. In periods with increasing prices, our agreements permit us to increase prices; however, the rate at which we are allowed to increase pricing may lag behind current market pricing at the time. Furthermore, a portion of our contracts allow a customer to purchase volume at contracted pricing levels in quantities exceeding that customer’s contracted minimum take-or-pay purchase requirement. If at any time, the contract price for such customer’s proppant falls below the price of proppant in the then current market environment, the customer’s ability to buy in excess of their minimum take-or-pay requirement may influence our ability to fully capture current market pricings. These pricing provisions may result in significant variability in our results of operations and cash flows from period to period.

Changes in supply and demand dynamics could also impact market pricing for proppants. A number of existing frac sand providers and new market entrants have recently announced reserve acquisitions, processing capacity expansions and greenfield projects. In periods where sources of supply of raw frac sand exceed market demand, market prices for frac sand may decline and our results of operations and cash flows may continue to decline, be volatile, or otherwise be adversely affected.

Our facility currently under development, the construction of other new assets, or the expansion or modification of existing assets may not result in revenue increases and may be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition.

We are currently developing a new mine site in Winkler County, Texas, which together with our recently-completed Tolar facility, represents a significant portion of our anticipated future production capacity. The construction of additions or modifications to our existing facilities and the construction of new facilities generally involve numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at the budgeted cost or at all. Moreover, upon the expenditure of future funds on a particular project, our revenues may not increase immediately, or as anticipated, or at all. For instance, we may develop or expand mining properties or transload terminals over an extended period of time and will not receive any material increases in revenues until the projects are completed. Moreover, we may develop or expand mining properties or transload terminals to capture anticipated future growth in a location in which such growth does not materialize. As we are not engaged in the hydraulic fracturing process, we may be unable to accurately predict the extent of drilling and completion activities to take place in future periods. To the extent we rely on estimates of future levels of drilling and completion activity in any decision to develop or expand mining properties or transload terminals, such estimates may prove to be inaccurate because there are numerous uncertainties inherent in forecasting the levels of drilling and completion activity. As a result, new or expanded mining properties or transload terminals may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. Additionally, substantial investments in transportation infrastructure may be required to effectively execute the capacity expansion, and we may not be successful in expanding our logistical capabilities to accommodate the additional production capacity. Locations where we expand may not have existing access to electricity, gas or water, and obtaining access may be costly and prolonged.

Our assets require capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our sand mines, transload terminals and trucking assets require capital investment in maintenance, upgrades and refurbishment to maintain their usefulness and competitiveness. The costs of components and labor have increased in the past and may increase in the future with increases in demand. Any maintenance, upgrade or refurbishment of our assets could increase our indebtedness or reduce cash available for other opportunities. To the extent we are unable to fund such undertakings, our assets may become less productive over time. Additionally, competition or advances in technology within our industry may require us to update or replace existing components or build or acquire new facilities. Such demands on our capital or reductions in demand for our products and services and the increase in cost of labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs.

Our future performance will depend on our ability to succeed in competitive markets, and on our ability to appropriately react to potential fluctuations in the demand for and supply of frac sand and supply chain solutions.

We operate in a highly competitive market that is characterized by a small number of large, national producers and a larger number of small, regional or local producers. Competition in the industry is based on reliability of supply, quality of product, delivered price of proppant (including distribution and logistics), distribution and logistics capabilities, customer service and breadth of product offering.

We compete with large, national producers such as U.S. Silica Holdings, Inc., Hi-Crush Partners LP, Fairmont Santrol Holdings, Inc., Unimin Corporation and others. Our larger competitors may have greater financial and other resources than we do, may develop technology superior to ours or may build production facilities that are located closer to key customers than ours. We also compete with smaller, regional or local producers. In recent years there has been an increase in the number of small producers servicing the sand-based proppants market which could result in increased competition and pricing pressure in certain market conditions. In addition, oil and natural gas exploration and production companies and other providers of hydraulic fracturing services could acquire their own frac sand reserves, expand their existing frac sand production capacity or otherwise fulfill their own proppant requirements and existing or new frac sand producers could add to or expand their frac sand production capacity, which may negatively impact pricing and demand for our frac sand. Because transportation and handling costs are a significant component of the total delivered cost of our products, expansion by our competitors in closer proximity to our target markets may impact the demand or pricing for our products and logistical services. A number of both larger and smaller competitors are currently undertaking projects to develop or increase production in Texas, which will increase the supply of frac sand being produced in-basin. We may not be able to compete successfully against either our larger or smaller competitors in the future, and competition could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A large portion of our sales is generated by a limited number of customers, and the loss of, or a significant reduction in purchases by our largest customers could adversely affect our operations.

Our top four customers, EOG Resources, Halliburton, Apache Corporation and Keane Group, made up approximately 75% of our total net sales revenue during the year ended December 31, 2016 and 85% in 2015. As of December 31, 2016, we had long-term, competitively-bid take-or-pay supply contracts with two customers in the oil and gas proppants end market, each of which were among our top five overall customers. As of June 30, 2017, we maintained long-term take-or-pay supply contracts with three of our top four customers. These agreements have initial terms expiring between January 31, 2020 and December 31, 2023. As of June 30, 2017, we estimate that the maximum aggregate amount that we could be penalized under these take-or-pay supply contracts if we fail to deliver the contracted volumes of proppant ranged from approximately $100.0 million to $120.0 million. However, we believe that the likelihood that we would be liable for such maximum aggregate amounts is remote. Additionally, while some of our largest customers have entered into supply contracts with us, these customers may not continue to purchase the same levels of our sand-based proppants in the future due to a variety of reasons, contract requirements notwithstanding. For example, some of our top customers could go out of business or, alternatively, be acquired by other companies that purchase the same products and services provided by us from other third-party providers. Our customers could also seek to capture and develop their own sources of sand-based proppants. If any of our major customers substantially reduces or altogether ceases purchasing our sand-based proppants, depending on market conditions, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with applicable laws, rules and permits, which legal requirements are subject to change. Existing and potential customers consider the safety record of their third-party service providers to be of high importance in their decision to engage such providers. If one or more accidents were to occur in connection with the use of our services, the affected customer may seek to terminate or cancel its use of our services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they elect not to engage us because they view our safety record as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or hire inexperienced personnel to bolster our staffing needs.

Although we are focused on ensuring a healthy and safe work environment and continually seek to implement best practices in training, equipment, procedures and protocols, there are inherent risks in mining and logistics operations that cannot entirely be eliminated. In 2016, an accident at our transload facility in Pecos, Texas resulted in the death of one of our employees, and an accident at our Cresson mine resulted in the death of a contractor with one of our vendors.

We are subject to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, whose operations are concentrated in the oilfield services and E&P industries. In particular, as a result of volatility in oil and natural gas prices, cost fluctuations in drilling and completing wells and ongoing uncertainty of the global economic environment, our customers may not be able to fulfill their existing commitments or access financing necessary to fund their current or future obligations. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise sell the volumes could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to operating risks that are often beyond our control and could adversely affect production levels and costs, and such risks may not be covered by insurance.

Our frac sand mining, production facilities, transload facilities and trucking operations are subject to risks normally encountered in the industrial silica, oil and gas and associated transportation industries. These risks include:

•	changes in the price and availability of transportation;

•	changes in the price and availability of natural gas, electricity or diesel fuel;

•	unusual or unexpected geological formations or pressures;

•	pit wall failures or rock falls;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, tornadoes and hurricanes, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	equipment failures and manufacturing defects;

•	physical security breaches at a mine, plant, transload or trucking operation;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	nonperformance of contractual obligations;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	restrictions on mining, transloading or trucking operations, including potential moratoriums as a result of local activism or complaints;

•	inability to obtain necessary production equipment or replacement parts;

•	reduction in the amount of water available for frac sand production;

•	technical difficulties or key equipment failures;

•	labor disputes;

•	cybersecurity breaches;

•	late delivery of supplies;

•	fires, explosions or other accidents; and

•	facility shutdowns in response to environmental regulatory actions.

Any of these risks could result in damage to, or destruction of, our mining properties or production facilities, personal injury, environmental damage, delays in mining or processing, losses or possible legal liability. Any prolonged downtime or shutdowns at our mining properties or transload terminals could have a material adverse effect on us.

Not all of these risks are reasonably insurable, and our insurance coverage contains limits, deductibles, exclusions and endorsements. Our insurance coverage may not be sufficient to meet our needs in the event of loss and any such loss may have a material adverse effect on us.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our services.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

A significant portion of our sales is generated at our Cresson mine and processing facility. Any adverse developments at this facility could have a material adverse effect on our business, financial condition, and results of operations.

As of and for the year ended December 31, 2016, all of our total volumes were produced at our Cresson mine and processing facility, which accounted for all of our annual sand processing capacity. A casualty event or other adverse event affecting the production at this facility or in the end markets served by this facility, including adverse developments due to catastrophic events or weather (including floods, windstorms, ice storms, or tornadoes), adverse government regulatory impacts, private actions by residents of Cresson or surrounding communities, decreased demand for the products this facility produces, adverse developments affecting this facility’s customers, or transportation-related constraints, could have a material adverse effect on our business, financial condition, and results of operations.

Diminished access to water may adversely affect our operations.

The mining and processing activities in which we engage require significant amounts of water and are located in areas that are water-constrained. We have obtained water rights that we currently use to service the activities on our properties, and we plan to obtain all required water rights to service other properties we may develop or acquire in the future. However, the amount of water that we are entitled to use pursuant to our water rights must be determined by the appropriate regulatory authorities in the jurisdictions in which we operate. Such regulatory authorities may amend the regulations regarding such water rights, increase the cost of maintaining such water rights or eliminate our current water rights, and we may be unable to retain all or a portion of such water rights. For example, we have been notified that research may be commissioned to establish the necessity of a groundwater district in Winkler and surrounding counties. If any such changes, which could also affect local municipalities and other industrial operations, were to occur and be implemented, they could require us to incur new capital expenditures and/or increased operating costs in order to continue, expand and/or develop our mining and processing activities and otherwise interfere with our ability to conduct such activities, which could have a material adverse effect on our business, financial condition and results of operations.

We may face competition from additional in-basin sand mines.

Transportation and related logistics costs are a significant component of the total delivered cost to our customers. As a result, the cost of transporting proppant to the hydraulic fracturing site is a key factor in our customer’s purchasing decision. The development of additional in-basin sand mines could reduce demand for our frac sand or impact the delivered-to-the-wellhead price our customers are willing to pay and could have a material adverse effect on our financial condition and results of operation. For example, a number of publicly traded frac sand companies have announced plans to develop or acquire, are currently developing or expanding, or have recently acquired or completed sand mine projects in Texas.

If we cannot successfully complete acquisitions or integrate acquired businesses, our growth may be limited and our financial condition may be adversely affected.

Our business strategy includes supplementing internal growth by pursuing acquisitions. Any acquisition may involve potential risks, including, among other things:

•	the validity of our assumptions about sand reserves and future production, sales, capital expenditures, operating expenses and costs, including synergies;

•	an inability to successfully integrate the businesses we acquire;

•	the use of a significant portion of our available cash or borrowing capacity to finance acquisitions and the subsequent decrease in our liquidity;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel both to manage and to operate our growing business and assets;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation, or restructuring charges;

•	unforeseen difficulties encountered in operating in new geographic areas or product lines;

•	customer or key employee losses at the acquired businesses; and

•	the accuracy of data obtained from production reports and engineering studies, geophysical and geological analyses, and other information used when deciding to acquire a property, the results of which are often inconclusive and subject to various interpretations.

If we cannot successfully complete acquisitions or integrate acquired businesses, our growth may be limited and our financial condition may be adversely affected.

We may have the need to incur substantial debt in the future to enable us to maintain or increase our production levels and to otherwise pursue our business plan. We may not be able to borrow funds successfully or, if we do, this debt may impair our ability to operate our business.

We may be required to borrow in the future to enable us to finance the expenditures necessary to replace the reserves we extract or otherwise pursue our business plan. The cost of the borrowings and our obligations to repay the borrowings could have important consequences to us, because:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•	covenants contained in our existing and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities;

•	we may need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•	our debt level may make us more vulnerable than our less leveraged competitors to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend on, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments and/or capital expenditures; selling assets; restructuring or refinancing our indebtedness; or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

Restrictions in our Term Loan Facility and New Revolving Facility may limit our ability to capitalize on potential acquisition and other business opportunities.

The operating and financial restrictions and covenants in our senior secured credit facility with Ares Capital Corporation (the “Term Loan Facility”) and any other future financing agreements, including the New Revolving Facility, could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our Term Loan Facility restricts or limits the ability of VPROP Operating, LLC, our wholly owned subsidiary and the borrower under the Term Loan Facility (the “Borrower”), and its subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into certain hedging arrangements;

•	create liens on assets;

•	enter into leases and make capital expenditures;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of our business; and

•	make prepayments of certain junior debt.

Furthermore, the Term Loan Facility requires the Borrower to maintain a fixed charge coverage ratio at all times of at least 1.10:1.00. The Borrower must also maintain a consolidated leverage ratio based on its consolidated EBITDA, tested at the end of each quarter. The required ratio that the Borrower must maintain decreases over the life of the loan. As of November 9, 2017, the date we entered into an amended and restated credit agreement governing the Term Loan Facility, the Borrower was required to maintain a consolidated leverage ratio of no greater than 4.00:1.00. In addition, the Term Loan Facility requires the Borrower to maintain a reserve coverage ratio of no greater than 9.0:1.0, which is tested at the end of each quarter and decreases over the life of the loan, based on the ratio of Lonestar’s reserves to the annual reasonably forecasted sales volume. Our ability to comply with such covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of these restrictions, covenants, ratios or tests, a significant portion of our indebtedness may become immediately due and payable, and any lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our Term Loan Facility, New Revolving Facility or any other new indebtedness could have similar or greater restrictions. Please read “Description of Certain Indebtedness—Term Loan Facility” and “—New Revolving Facility.”

Increases in interest rates could adversely impact our ability to incur debt for acquisitions or other purposes.

Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. A rising interest rate environment could have an adverse impact on our ability to incur debt for acquisitions or other purposes.

Inaccuracies in our estimates of the quantity and quality of our sand reserves could result in lower than expected sales and higher than expected costs.

We base our sand reserve estimates on engineering, economic and geological data assembled and analyzed by our engineers and geologists, which are reviewed by outside firms. However, sand reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of sand reserves and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable sand reserves necessarily depend on a number of factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of sand-based products, operating costs, mining technology improvements, development costs, and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Any inaccuracy in our estimates related to our sand reserves could result in lower than expected sales and higher than expected costs.

Mine closures entail substantial costs, and if we close one or more of our mines or supply chain assets sooner than anticipated, our results of operations may be adversely affected.

We base our assumptions regarding the life of our mines and supply chain assets on detailed studies that we perform from time to time, but our studies and assumptions do not always prove to be accurate. If we close any operation sooner than expected, sales will decline unless we are able to increase production at any of our other mines, transload or trucking terminals, which may not be possible. The closure of any of these operations also involves significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts, mineral leases and equipment leases. We accrue for the costs of reclaiming open pits, stockpiles, tailings ponds, roads, and other mining support areas over their estimated useful lives, which can range from several months to as long as the remaining mining life of our property. If we were to reduce the estimated life of any of our mines, the fixed mine closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could materially and adversely affect our results of operations and financial condition. If our accruals for expected reclamation and other costs associated with mine closures for which we will be responsible were later determined to be insufficient, our business, results of operations and financial condition would be adversely affected.

Our industry overall has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.

We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our business requires skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers in our industry have left to pursue employment in different fields. Though our historical turnover rates have been significantly lower than those of our competitors, if we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

A shortage of skilled labor together with rising labor costs in the transportation, mining and mineral processing industry may further increase operating costs, which could adversely affect our results of operations.

Efficient mining using modern techniques and equipment requires skilled laborers, preferably with several years of experience and proficiency in multiple mining tasks, including processing of mined sand. If the shortage of experienced labor continues or worsens or if we are unable to train the necessary number of skilled laborers, there could be an adverse impact on our labor productivity and costs and our ability to expand production at our existing facilities and at our locations under development.

With respect to our trucking services, difficulty in attracting or retaining qualified drivers could have a materially adverse effect on our growth and profitability. The truckload transportation industry periodically experiences a shortage of qualified drivers, particularly during periods of economic expansion, in which alternative employment opportunities are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended. The trucking industry suffers from a high driver turnover rate, which requires us to continually recruit a substantial number of drivers to operate our equipment. If we were unable to attract and hire qualified drivers, we could be forced to, among other things, limit our growth, decrease the number of our tractor trailers in service, adjust our driver compensation package or prior trucking experience requirements, or pay higher rates to independent contractors or third-party truckload carriers, which could adversely affect our profitability and results of operations if not offset by a corresponding increase in customer rates.

Our production process consumes large amounts of natural gas and electricity. An increase in the price or a significant interruption in the supply of these or any other significant raw material costs could have a material adverse effect on our business, financial condition or results of operations.

Energy costs, primarily natural gas, electricity and diesel fuel used to power pumps and heavy equipment, represented approximately 5.0% of our total sales in 2016. Natural gas is the primary fuel source used for drying sand in the production process and electricity is the primary energy source used in washing sand in the production process. As such, our profitability and production capacity is impacted by the price and availability of natural gas and electricity we purchase from third parties. The price and supply of natural gas are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, other oil and gas producers, regional production patterns, regulatory developments and associated costs and secondary impacts, and environmental concerns regarding fossil fuels. Furthermore, utility companies could enforce natural gas curtailments which affect our operations. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for energy, which may be passed on to us in whole or in part. In the past, the price of natural gas has been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2016, the monthly closing price of natural gas on the New York Mercantile Exchange ranged from a high of $3.23 per million British Thermal Units (“BTUs”) to a low of $1.71 per million BTUs. In order to manage this risk, we may hedge natural gas prices through the use of derivative financial instruments, such as forwards, swaps and futures. However, these measures carry risk (including nonperformance by counterparties) and do not in any event entirely eliminate the risk of decreased margins as a result of natural gas price increases.

A significant increase in the price of energy or any other significant raw materials that is not recovered through an increase in the price of our products, or an extended interruption in the supply of natural gas or electricity to our mining properties or transload terminals, could have a material adverse effect on our business, financial condition, and results of operations.

Increases in the price of diesel fuel may adversely affect our results of operations.

Diesel fuel costs generally fluctuate with increasing and decreasing world crude oil prices, and accordingly are subject to political, economic and market factors that are outside of our control. Our operations are dependent on earthmoving equipment, railcars, last-mile transport vehicles and tractor trailers, and diesel fuel costs are a significant component of the operating expense of these vehicles. We use earthmoving equipment in our mining operations. We ship the vast majority of our products by railcar and transport both our sand and third party sand using tractor trailers we own and contract. To the extent that we perform these services with our fleet of commercial trucks or other equipment that we own, we are responsible for buying and supplying the diesel fuel needed to operate these vehicles. To the extent that these services are provided by independent contractors, we may be subject to fuel surcharges that attempt to recoup increased diesel fuel expenses. To the extent we are unable to pass along increased diesel fuel costs to our customers, our results of operations could be adversely affected.

Our business may suffer if we lose, or are unable to attract and retain, key personnel.

We depend to a large extent on the services of our senior management team and other key personnel. Members of our senior management and other key employees have extensive experience and expertise in evaluating and analyzing sand reserves, designing, permitting and building new frac sand processing and transload facilities, maximizing production from such properties, marketing and delivering frac sand production, transportation and distribution services and developing and executing financing strategies. Our senior management team has substantial experience and relationships with participants in the oilfield services and exploration and production industries. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of any of these individuals or the failure to attract or train additional personnel, as needed, could have a material adverse effect on our operations and could lead to higher labor costs or the use of less-qualified personnel. In addition, if any of our executives or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. Although we maintain key-man life insurance for Gary Humphreys, our co-founder and Chief Executive Officer, and Martin Robertson, our co-founder, President and Chief Operating Officer, we do not maintain key-man life insurance with respect to any of our other senior management or employees. Our success will be dependent on our ability to continue to attract, employ and retain highly skilled personnel.

Our profitability could be negatively affected if we fail to maintain satisfactory labor relations.

Our employees are not currently represented by labor unions. If our employees engaged in union organizing efforts in the future, we could experience, among other things, strikes, work stoppages, or other slowdowns by our workers and increased operating costs as a result of higher wages, health care costs, or benefits paid to our employees. An inability to maintain good relations with our workforce could cause a material adverse effect on our business, financial condition and results of operations.

Silica-related legislation could have a material adverse effect on our business, reputation or results of operations.

We are subject to laws and regulations relating to human exposure to crystalline silica. Several federal and state regulatory authorities, including the Mine Safety and Health Administration (“MSHA”) and the Occupational Safety and Health Administration (“OSHA”), may continue to propose and implement changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits (“PELs”) and required controls and personal protective equipment. In March 2016, OSHA published a final rule establishing a more stringent PEL for exposure to respirable crystalline silica and other provisions to protect employees, such as requirements for exposure assessment, methods for controlling exposure, respiratory protection, medical surveillance, hazard communication, and recordkeeping (“OSHA Silica Rule”). This final rule became effective in June 2016, with compliance required by September 2017 for the construction industry and June 2018 for general industry and maritime. For hydraulic operations in the oil and gas industry, compliance is required with all obligations of the standard by June 2018, except for engineering controls, which have a compliance date of June 2021. Several industry groups have filed suit in the United States Court of Appeals for the D.C. Circuit to halt implementation of the rule. New laws and regulations could have a material adverse effect on our operating results by requiring us to modify or cease our operations.

In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the frac sand industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of frac sand, may have the effect of discouraging our customers’ use of our frac sand. The actual or perceived health risks of mining, processing and handling frac sand could materially and adversely affect frac sand producers, including us, through reduced use of frac sand, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the frac sand industry.

Failure to maintain effective quality control systems at our mining, processing, production and transload facilities could have a material adverse effect on our business, financial conditions and operations.

The performance, quality and safety of our products and services are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems, which, in turn, depends on a number of factors, including the design of our quality control systems, our quality-training program and our ability to ensure that our employees adhere to the quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business, financial condition, results of operations and reputation.

Seasonal and severe weather conditions could have a material adverse impact on our business.

Our business could be materially adversely affected by weather conditions. Weather conditions may impact our operations, resulting in weather-related damage to our mining properties, transload terminals and equipment or an inability to deliver sand from our mining properties and transload terminals to our customers in accordance with contract schedules. Furthermore, climate change may lead to the increased frequency and severity of extreme weather events. Any such interference with our operations could force us to delay or curtail services and potentially breach our contractual obligations or result in a loss of productivity and an increase in our operating costs.

In addition to supply considerations, severe weather conditions may curtail our customers’ drilling activities and impair rail shipment and transportation services and, as a result, our sales volumes to customers may similarly be adversely affected. Unexpected winter weather conditions may compound these seasonal impacts, and could result in a material adverse effect on our business, financial condition, and results of operation.

Our employees could engage in misconduct that adversely affects us.

Our employees could engage in misconduct that adversely affects us. One of our former executives was convicted in 2014 of sexually assaulting and indecency with a minor. We terminated this executive and divested him of any ownership of our company. Although he has not subsequently had any role with our company, or participated in the operation or management of our business, and we do not have any legal exposure for this former executive’s personal misconduct, our reputation could nonetheless be adversely affected. It is not always possible to prevent or detect misconduct by our employees, either personal or in the course of their duties on behalf of the company, and the precautions we take to prevent and detect this activity may not be effective in all cases. If any of our employees were to engage in or be accused of misconduct, we could be exposed to legal liability and our business and reputation could be adversely affected.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

Our operations and service offerings are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Litigation arising from operations where our services are provided may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks.

We may be subject to interruptions or failures in our information technology systems.

We rely on our information technology systems to process transactions, summarize our operating results and manage our business. Our information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events, such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. If our information technology systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data and interruptions or delays in our operations.

The reliability and capacity of our information technology systems is critical to our operations and the implementation of our growth initiatives. Any material disruption in our information technology systems, or delays or difficulties in implementing or integrating new systems or enhancing current systems, could have an adverse effect on our business, and results of operations.

Significant impairment losses related to goodwill, intangibles, and other assets could have a material adverse effect on our business, financial condition, and results of operation.

We assess the impairment of goodwill, intangibles, and other assets at least annually and also whenever events or changes in circumstances indicate that these assets may be impaired. Beginning in August 2014 and continuing through the second quarter of 2016, global crude oil and natural gas prices, particularly crude oil, declined dramatically and persisted at levels well below those experienced during the middle of 2014. This decrease in commodity prices had a negative impact on industry drilling and well completion activity, which affects the demand for frac sand. Should energy industry conditions deteriorate again, there is a possibility that goodwill, intangibles, and other assets may be impaired in a future period. Specific uncertainties affecting our estimated fair value include the impact of competition, the prices of frac sand, future overall activity levels and demand for frac sand, the activity levels of our significant customers, changing transportation rates and other factors affecting the rate of our future growth. These factors will continue to be reviewed and assessed going forward. Any significant impairment of goodwill, intangibles, or other assets could have a material adverse effect on our business, financial condition, and results of operations.

We rely upon trade secrets, trademarks and contractual restrictions to protect our proprietary rights. Failure to protect our intellectual property rights may undermine our competitive position, and protecting our rights or defending against third-party allegations of infringement may be costly.

Our commercial success depends on our proprietary information, know-how and other intellectual property. We rely on trade secrets, trademarks and contractual restrictions to protect our intellectual property rights. The measures we take to protect our trade secrets, “know how” and other intellectual property rights may be insufficient. Failure to protect, monitor and control the use of our existing intellectual property rights could cause us to lose our competitive advantage and incur significant expenses. Policing unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available.

In addition, third parties may claim that our products infringe or otherwise violate their patents or other proprietary rights and seek corresponding damages or injunctive relief. Defending ourselves against such claims, with or without merit, could be time-consuming and result in costly litigation. An adverse outcome in any such litigation could subject us to significant liability to third parties (potentially including treble damages) or temporary or permanent injunctions prohibiting the manufacture or sale of our products, the use of our technologies or the conduct of our business. Any adverse outcome could also require us to seek licenses from third parties (which may not be available on acceptable terms, or at all) or to make substantial one-time or ongoing royalty payments. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation. In addition, we may not have insurance coverage in connection with such litigation and may have to bear all costs arising from any such litigation to the extent we are unable to recover them from other parties. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries in which we operate could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants or refineries are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and gas, which, in turn, could also reduce the demand for our products and services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered into a number of transactions with related parties. Related party transactions create the possibility of conflicts of interest with regard to our management or directors. Such a conflict could cause an individual in our management or on our board of directors to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition. See “Certain Relationships and Related Person Transactions” for additional information.

Risks Related to Our Environmental, Mining and Other Regulation

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs and additional operating restrictions or delays for our customers, which could cause a decline in the demand for our sand-based proppants and negatively impact our business, financial condition, and results of operations.

Although we do not directly engage in hydraulic fracturing activities, we supply sand-based proppants to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is a widely used industry production technique that is used to recover oil and/or natural gas from dense subsurface rock formations. The process involves the injection of water, proppants (which include, but are not limited to, sand) and chemicals, under pressure, into the formation to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Several federal agencies, regulatory authorities, and legislative entities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. The U.S. Environmental Protection Agency (“EPA”) has asserted limited federal regulatory authority over hydraulic fracturing and has issued a number of regulations in recent years that may affect hydraulic fracturing, including its rule setting new source performance standards for the oil and natural gas source category issued in 2012, its June 2016 rules establishing new emissions standards for methane and additional standards for volatile organic compounds from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category, and its June 2016 rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants. Also, the federal Bureau of Land Management (“BLM”) published a final rule in March 2015, establishing stringent standards relating to hydraulic fracturing on federal and American Indian lands (which was challenged in a U.S. federal trial court, resulting in a decision in June 2016 against the rule, an appeal of that decision, and a U.S. federal appeals court ruling in September 2017 dismissing the appeals and vacating the trial court decision); the rule is currently the subject of a July 2017 proposal by the BLM to rescind it. While the EPA administrator appointed by President Trump and the Trump administration more generally have indicated their interest in scaling back or rescinding regulations (including the EPA methane rule and BLM rule referred to above) that inhibit the development of the U.S. oil and gas industry, it is difficult to predict the extent to which such policies will be implemented or the outcome of any litigation challenging such implementation. The U.S. Congress has from time to time considered, but has not yet adopted, legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the process.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. For example, many states—including Texas and Oklahoma—have imposed disclosure requirements on hydraulic fracturing well owners and operators regarding the chemicals used in hydraulic fracturing. Some local governments have adopted and others may seek to adopt ordinances prohibiting or regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities within their jurisdictions. Concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations; and in February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce earthquakes in the state. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal.

The adoption of new laws or regulations at the federal, state, or local levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete oil and gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our sand-based proppants. In addition, heightened political, regulatory and public scrutiny of hydraulic fracturing practices, including lawsuits, could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance or the risks of liability limit the ability or willingness of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our sand-based proppants, have a material adverse effect on our business, financial condition, and results of operations.

We and our customers are subject to extensive environmental and health and safety regulations which impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local regulatory environmental requirements affecting the mining and mineral processing industry, including among others, those relating to employee health and safety, environmental permitting and licensing, air and water emissions, greenhouse gas emissions (“GHGs”), water pollution, waste management, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, hazardous materials and natural resources. These laws, regulations and permits have had, and will continue to have, a significant effect on our business. Some environmental laws impose substantial penalties for noncompliance, and others, such as the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA,” also known as the Superfund law), impose strict, retroactive and generally joint and several liability for the remediation of releases of hazardous substances. Liability under CERCLA, or similar state and local laws, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store or dispose of hazardous materials or otherwise conduct our operations in compliance with environmental laws could expose us to liability for governmental penalties, cleanup costs and civil or criminal liability associated with releases of such materials into the environment, damages to property or natural resources and other damages, as well as potentially impair our ability to conduct our operations. In addition, future environmental laws and regulations could restrict our ability to expand our facilities or extract our mineral deposits or could require us to acquire costly equipment or to incur other significant expenses in connection with our business. For example, future restrictions specific to the Permian Basin, including those to protect the dunes sagebrush lizard, which is found only in the active and semi-stable shinnery oak dunes of southeastern New Mexico and adjacent portions of Texas (including areas where our Winkler mine is located), could be enacted. We have been granted a Certificate of Inclusion into the Texas Conservation Plan, as described in “Business—Regulations and Legislation—Environmental Matters—Endangered Species.” While our Certificate of Inclusion

may help safeguard our facilities against adverse effects from future regulations, if the lizard is classified as an endangered or threatened species, our future operations and/or the operations of our customers in any area that is designated as the lizard’s habitat may be limited, delayed or, in some circumstances, prohibited, and we and/or our customers could be required to comply with expensive mitigation measures intended to protect the lizard and its habitat. Future events, including changes in any environmental requirements (or their interpretation or enforcement) and the costs associated with complying with such requirements, could have a material adverse effect on us.

Any failure by us to comply with applicable environmental laws and regulations may cause governmental authorities to take actions that could adversely impact our operations and financial condition, including:

•	issuance of administrative, civil and criminal penalties;

•	denial, modification or revocation of permits or other authorizations;

•	imposition of injunctive obligations or other limitations on our operations, including cessation of operations; and

•	requirements to perform site investigatory, remedial or other corrective actions.

Moreover, environmental requirements, and the interpretation and enforcement thereof, change frequently and have tended to become more stringent over time. New laws and regulations could have a material adverse effect on our operating results by requiring us to modify our operations or equipment or shut down some or all of our facilities and terminals. Additionally, new laws and regulations could have a material adverse effect on our customers by requiring them to shut down old facilities or to relocate facilities to locations with less stringent regulations farther away from our facilities and terminals. We cannot at this time reasonably estimate our costs of compliance or the timing of any costs associated with any new laws and regulations, or any material adverse effect that any new standards will have on our customers and, consequently, on our operations.

Climate change legislation and regulatory initiatives could result in increased compliance costs for us and our customers.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at various levels of government to monitor and limit emissions of GHGs. Past sessions of the U.S. Congress considered, but did not enact, legislation to address climate change, including legislation that would have authorized a nationwide cap-and-trade system on GHG emissions, and following those efforts the EPA and other federal agencies under the previous administration issued regulations that aim to reduce GHG emissions. While the EPA administrator appointed by President Trump and the Trump administration more generally have indicated their interest in scaling back or rescinding regulations addressing GHG emissions, including those affecting the U.S. oil and gas industry, it is difficult to predict the extent to which such policies will be implemented or the outcome of any litigation challenging such implementation. While President Trump announced in June 2017 that the U.S. plans to withdraw from the Paris Agreement, an international climate change agreement among nearly 200 nations that calls for countries to set their own GHG emissions targets, and to seek negotiations either to reenter the Paris Agreement on different terms or establish a new framework agreement, it is not possible at this time to predict the timing and impact of this withdrawal, or how any legal requirements imposed in the U.S. at the state or local level pursuant to the Paris Agreement or any similar agreement would impact our customers or our business. At the same time, a number of states are pursuing GHG reduction measures, including California, which enacted in 2006 Assembly Bill 32 authorizing a cap-and-trade system to meet substantial long-term GHG reduction requirements and which continues to implement the program called for by Assembly Bill 32. Any regulation of GHG emissions, including, through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could directly or indirectly, through reduced demand for our sand-based proppants, adversely affect our business, financial condition and results of operations.

We are subject to the Federal Mine Safety and Health Act of 1977 and the OSHA of 1970, both of which impose stringent health and safety standards on numerous aspects of our operations.

Our operations are subject to the Federal Mine Safety and Health Act of 1977 (“MSH Act”), as amended by the Mine Improvement and New Emergency Response Act of 2006 as well as the OSHA of 1970 (“OSH Act”), including but not limited to the OSHA Silica Rule that became effective in June 2016. The MSH Act and the OSH Act impose stringent health and safety standards on numerous aspects of our operations inclusive of mineral extraction and processing operations, transportation and transloading of silica and delivery of silica sand to well sites. These standards include, the training of personnel, operating procedures, operating and safety equipment, and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business and financial condition or otherwise impose significant restrictions on our ability to conduct operations.

Our trucking services are highly regulated, and increased direct and indirect costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The Department of Transportation (“DOT”) and various state agencies exercise broad powers over our trucking services, generally governing matters including authorization to engage in motor carrier service, equipment operation, safety, and financial reporting. In the future, we may become subject to new or more restrictive regulations, such as regulations relating to engine exhaust emissions, hours of service that our drivers may provide in any one time period, security and other matters, which could substantially impair equipment productivity and increase our costs. We may be audited periodically by the DOT to ensure that we are in compliance with various safety, hours-of-service, and other rules and regulations. If we were found to be out of compliance, the DOT could restrict or otherwise impact our trucking services, which would adversely affect our profitability and results of operations.

We and our customers are subject to other extensive regulations, including licensing, plant and wildlife protection and reclamation regulation, that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

In addition to the regulatory matters described above, we and our customers are subject to extensive governmental regulation on matters such as permitting and licensing requirements, plant and wildlife protection, wetlands protection, reclamation and restoration activities at mining properties after mining is completed, the discharge of materials into the environment, and the effects that mining and hydraulic fracturing have on groundwater quality and availability. Our future success depends, among other things, on the quantity and quality of our frac sand deposits, our ability to extract these deposits profitably, and our customers being able to operate their businesses as they currently do.

In order to obtain permits and renewals of permits in the future, we may be required to prepare and present data to governmental authorities pertaining to the potential adverse impact that any proposed excavation or production activities, individually or in the aggregate, may have on the environment. Certain approval procedures may require preparation of archaeological surveys, endangered species studies, and other studies to assess the environmental impact of new sites or the expansion of existing sites. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a site. Finally, obtaining or renewing required permits is sometimes delayed or prevented due to community opposition and other factors beyond our control. The denial of a permit essential to our operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop or expand a site. Significant opposition to a permit by neighboring property owners, members of the public, or other third parties, or delay in the environmental review and permitting process also could delay or impair our ability to develop or expand a site. New legal requirements, including those related to the protection of the environment, could be adopted that could materially adversely affect our mining operations (including our ability to extract or the pace of extraction of mineral deposits), our cost structure, or our customers’ ability to use our frac sand. Such current or future regulations could have a material adverse effect on our business and we may not be able to obtain or renew permits in the future.

Risks Related to Our Organizational Structure

Vista Proppants and Logistics Inc. is a holding company and its only material asset after completion of this offering will be its interest in Vista OpCo, and it is accordingly dependent upon distributions from Vista OpCo to pay taxes, make payments under the tax receivable agreement or pay dividends.

Vista Proppants and Logistics Inc. will be a holding company and will have no material assets other than its ownership of LLC Units. Vista Proppants and Logistics Inc. has no independent means of generating revenue. Vista Proppants and Logistics Inc. intends to cause Vista OpCo to make distributions to its holders of LLC Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Vista OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Vista Proppants and Logistics Inc. needs funds, and Vista OpCo is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Vista OpCo will continue to be treated as a partnership for United States federal income tax purposes and, as such, generally will not be subject to any entity-level United States federal income tax. Instead, taxable income will be allocated to holders of LLC Units. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Vista OpCo. Under the terms of the LLC Agreement, Vista OpCo is obligated to make tax distributions to holders of LLC Units (including us) at certain assumed tax rates. Recently enacted legislation that is scheduled to become effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. Vista OpCo may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our existing Term Loan Facility includes and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Vista OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Vista OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Vista OpCo are generally subject to similar legal limitations on their ability to make distributions to Vista OpCo.

Vista Proppants and Logistics Inc. will be required to pay selling or exchanging holders of LLC Units for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim as a result of the tax basis step-up we receive in connection with sales or exchanges of LLC Units and related transactions.

As described in “Organizational Structure—Offering Transactions,” Vista Proppants and Logistics Inc. intends to use a portion of the proceeds from this offering to purchase outstanding LLC Units from our pre-IPO owners, including members of our senior management. In addition, holders of LLC Units (other than Vista Proppants and Logistics Inc.) may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the operating agreement of Vista OpCo, from and after the date of the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for Class A common stock on a one-for-one basis. The purchase of LLC Units in connection with this offering and future exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Vista OpCo. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Vista Proppants and Logistics Inc. would otherwise be required to pay in the future, although the Internal Revenue Service (“IRS”) may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Vista Proppants and Logistics Inc. to holders selling LLC Units for cash as part of this offering or subsequently exchanging LLC Units of 85% of the benefits, if any, that Vista Proppants and Logistics Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Vista Proppants and Logistics Inc. and not of Vista OpCo. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of purchases or exchanges, the price of shares of our Class A common stock at the time of the purchase or exchange, the extent to which such purchases or exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Vista OpCo, the payments that Vista Proppants and Logistics Inc. may make under the tax receivable agreement will be substantial. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the selling or exchanging holders of LLC Units. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Vista Proppants and Logistics Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, Vista Proppants and Logistics Inc. elects an early termination of the tax receivable agreement, Vista Proppants and Logistics Inc.’s obligations under the tax receivable agreement (with respect to all LLC Units whether or not previously purchased or exchanged) would be calculated by reference to the value of all future payments that holders of LLC Units would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including that Vista Proppants and Logistics Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and, in the case of an early termination election, that any LLC Units that have not been purchased or exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination. In addition, holders of LLC Units will not reimburse us for any payments previously made under the tax receivable agreement if our tax reporting position with respect to such payments is successfully challenged by the IRS. Vista Proppants and Logistics Inc.’s ability to achieve benefits from any tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. In periods prior to the occurrence of a change of control and absent circumstances requiring an early termination payment, Vista Proppants and Logistics Inc. is only obligated to make payments under the tax receivable agreement as and when it realizes cash tax savings from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and related transactions. Accordingly, Vista Proppants and Logistics Inc. will generally not be required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for a taxable year in which it does not have taxable income because no cash tax savings will have been realized. However, unutilized deductions that do not result in realized benefits in a given tax year as a result of insufficient taxable income may be applied to taxable income in future years and accordingly would impact the amount of cash tax savings in such future years and the amount of corresponding payments under the tax receivable agreement in such future years.

Accordingly, it is possible that the actual cash tax savings realized by Vista Proppants and Logistics Inc. may be significantly less than the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax savings that Vista Proppants and Logistics Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Vista Proppants and Logistics Inc. by Vista OpCo are not sufficient to permit Vista Proppants and Logistics Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” we estimate that if Vista Proppants and Logistics Inc. were to exercise its termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $        . The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

Vista Proppants and Logistics Inc. is controlled by our pre-IPO owners, whose interests may differ from those of our public stockholders.

Immediately following this offering and the application of net proceeds from this offering, our pre-IPO owners will hold approximately     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, our pre-IPO owners will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of the net proceeds therefrom, our pre-IPO owners will own     % of the LLC Units (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Vista OpCo, rather than through Vista Proppants and Logistics Inc., our pre-IPO owners may have conflicting interests with holders of shares of our Class A common stock. For example, if Vista OpCo makes distributions to Vista Proppants and Logistics Inc., the non-managing members of Vista OpCo will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in Vista OpCo and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Our pre-IPO owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter in connection with this offering, whether and when to incur new or refinance existing indebtedness, and whether and when Vista Proppants and Logistics Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Moreover, under our amended and restated bylaws and the stockholders’ agreement with our Principal Stockholders and their respective affiliates that will be in effect by the completion of this offering, for so long as our Principal Stockholders and their respective affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by the Principal Stockholders. Even when our Principal Stockholders and their respective affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as our Principal Stockholders and their respective affiliates continue to own a significant percentage of our stock, they will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Principal Stockholders and their respective affiliates will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Stockholders and their respective affiliates continue to own a significant percentage of our stock, they will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

Our amended and restated certificate of incorporation will not limit the ability of our Sponsor to compete with us.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the energy sector generally and in the oilfield services industry in particular. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Risks Related to this Offering and Ownership of our Class A Common Stock

A portion of the proceeds from this offering will be used to purchase outstanding LLC Units from our pre-IPO owners, including members of our senior management, and will not be available to fund our operations.

Vista Proppants and Logistics Inc. intends to use $        of the net proceeds from this offering (or $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase outstanding LLC Units from our existing owners, including members of our senior management, as described under “Organizational Structure—Offering Transactions” and “Use of Proceeds.” Accordingly, we will not retain any of these proceeds, and none of these proceeds will be available to fund our operations, capital expenditures or acquisition opportunities.

Upon the listing of our shares on NASDAQ, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, our Principal Stockholders will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of its common stock:

•	the company have a board that is composed of a majority of “independent directors,” as defined under the NASDAQ rules;

•	the company have a compensation committee that is composed entirely of independent directors and that has a written charter addressing the committee’s purpose and responsibilities; and

•	the company’s director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors, and that the company adopt a written charter or a board resolution addressing the nominations process.

Following this offering, we may utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

We are an “emerging growth company” under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year during which our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on exemptions from certain disclosure requirements. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and Class A common stock price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering.

The initial public offering price for the shares of our Class A common stock offered hereby was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the Class A common stock that will prevail in the trading market. The market price of our common stock may decline below the initial public offering price.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the LLC Units by our pre-IPO owners. Assuming an offering price of $        per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $        per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately                  shares of Class A common stock authorized but unissued, including approximately                  shares of Class A common stock issuable upon exchange of LLC Units that will be held by our pre-IPO owners (or                  shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited liability company agreement of Vista OpCo permits Vista OpCo to issue an unlimited number of additional limited liability company interests of Vista OpCo with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of                  shares of Class A common stock and LLC Units for issuance under our Omnibus Incentive Plan. Any Class A common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Our share price may decline due to the large number of our shares eligible for future sale.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Class A common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                  shares of our Class A common stock outstanding, or                  shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock. All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates.” See “Shares Eligible for Future Sale.”

In addition, we and our pre-IPO owners will enter into an exchange agreement under which they (or certain permitted transferees thereof) will have the right, from and after the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Upon completion of this offering (subject to the terms of the exchange agreement), an aggregate of              LLC Units may be exchanged for shares of our Class A common stock (or                  shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. We and our directors and executive officers and each of our Principal Stockholders have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock (including shares issued upon exchange of LLC Units) or securities convertible into or exchangeable for shares of our Class A common stock for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. As a result of the registration rights agreement, however, all of these shares of our common stock (including shares issued upon exchange of LLC Units) may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Principal Stockholders will be considered affiliates for 180 days after this offering based on their expected share ownership, as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, commencing 180 days following this offering, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our Class A common stock. However, shares issued to our directors and officers and each of our Principal Stockholders are subject to lock-up arrangements, described above, and generally may not be sold for 180 days from the date of this prospectus, except with the underwriters’ prior written consent.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our class A common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•	provide that our board of directors will be divided into three classes, with terms of the directors of only one class expiring in any given year;

•	would allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;

•	provide for certain limitations on convening special stockholder meetings;

•	provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors;

•	prohibit stockholder action by written consent (other than by holders of Class B common stock) from and after the date on which our Principal Stockholders and their affiliates cease to beneficially own at least 40% in voting power of our stock entitled to vote generally in the election of directors;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and if our Principal Stockholders and their affiliates beneficially own less than 40% in voting power of our stock entitled to vote generally in the election of directors, our stockholders may only amend our bylaws with the approval of 80% or more in voting power of all outstanding shares of our capital stock;

•	provide that certain provisions may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, our amended and restated certificate of incorporation and bylaws provide that in the event our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, less than 5% in voting power of our stock entitled to vote generally in the election of directors, we will automatically become subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (4) action asserting a claim against us or any director or officer of our Company governed by the internal affairs doctrine, or (5) action, proceeding or claim arising pursuant to the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, including Coras Research, Rystad Energy and Spears & Associates, and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Texas Premium White proppant and other trademarks, trade names, and service marks of Vista appearing in this prospectus are the property of Vista and its affiliates.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

ORGANIZATIONAL STRUCTURE

Existing Organizational Structure

Our business has historically been conducted through three affiliated entities and their respective subsidiaries: (i) Lonestar, which is in the business of mining, processing, transporting and selling industrial sand; (ii) MAALT, which specializes in the transloading of sand from rail to truck and the implementation of frac sand logistics solutions focused on the transportation of sand from in-basin terminals to the wellhead; and (iii) Bulk, which provides commercial trucking services through its fleet of commercial trucks, trailers and related assets, used in the transportation of frac sand and related commodities. Lonestar is our predecessor for accounting purposes.

On March 20, 2017, our pre-IPO owners completed a transaction in which Lonestar, MAALT and Bulk were acquired by a newly formed holding company, Vista OpCo. More specifically, LS Holdings, which was the 100% owner of Vista OpCo. and Lonestar prior to the transaction, contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, First Reserve purchased certain outstanding common units in Vista OpCo from existing owners and also made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo.

The diagram below depicts our current organizational structure.

Organizational Structure Following this Offering

Immediately following this offering, Vista Proppants and Logistics Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Vista OpCo. As the sole managing member of Vista OpCo, Vista Proppants and Logistics Inc. will operate and control all of the business and affairs of Vista OpCo and, through Vista OpCo and its subsidiaries, conduct our business. Under GAAP, Vista OpCo will satisfy the definition of a variable interest entity. Vista Proppants and Logistics Inc. will be the primary beneficiary of Vista OpCo as a result of its 100% voting power and control over Vista OpCo and as a result of its obligation to bear losses and its right to receive benefits of Vista OpCo that could potentially be significant to Vista OpCo. Vista Proppants and Logistics Inc. will consolidate Vista OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners on its consolidated balance sheet and statement of income. Vista OpCo’s assets and liabilities are for the use or obligation of Vista OpCo and/or its subsidiaries.

Our pre-IPO owners will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Vista OpCo held by such holder on all matters on which stockholders of Vista Proppants and Logistics Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock is automatically and correspondingly reduced as they sell LLC Units to Vista Proppants and Logistics Inc. for cash as part of the Offering Transactions or subsequently exchange LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

The diagram below depicts our organizational structure immediately following this offering.

(1)	The Class B common stock will provide each of our pre-IPO owners with a number of votes that is equal to the aggregate number of LLC Units held by such pre-IPO owner. Immediately following this offering, the Founders, our Sponsor, and the other pre-IPO owners will hold %, %, and % of the voting power in Vista Proppants and Logistics Inc., respectively.
(2)	Immediately following this offering, the Founders, our Sponsor, and the other pre-IPO owners will hold %, %, and % of the outstanding LLC Units of Vista OpCo, respectively.

Incorporation of Vista Proppants and Logistics Inc.

Vista Proppants and Logistics Inc. was incorporated as a Delaware corporation on July 19, 2017. Vista Proppants and Logistics Inc. has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of Vista Proppants and Logistics Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of Limited Liability Company Agreement of Vista OpCo

The existing limited liability company agreement of Vista OpCo provides for two classes of interest: common units and Class A units. The common units, which are held by our pre-IPO owners, represent a common equity interest in Vista OpCo that entitle its holders, subject to the rights of the holder of the Class A unit described below, to participate in any distributions of Vista OpCo, including distributions upon liquidation, ratably in accordance with their respective percentage ownership of the common units and to vote on any matters with respect to which common unitholders are entitled to vote, consent or approve, ratably in accordance with their respective percentage ownership of the common units, in each case, on the terms and conditions provided in the limited liability company agreement. The Class A unit, which is held by an entity in which each of our Founders has a 50% interest, is generally non-voting and entitles its holder to receive, on the terms and subject to the conditions of the limited liability company agreement, a portion of the distributions or sales proceeds otherwise payable to our Sponsor in respect of its common units in the event that specified investment returns have been achieved by our Sponsor.

Prior to the completion of this offering, the limited liability company agreement of Vista OpCo will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “LLC Units.” Immediately following the reclassification but prior to the other Offering Transactions described below, there will be              LLC Units issued and outstanding.

Pursuant to the limited liability company agreement of Vista OpCo, Vista Proppants and Logistics Inc. will be the sole managing member of Vista OpCo. Accordingly, Vista Proppants and Logistics Inc. will have the right to determine when distributions will be made to the members of Vista OpCo and the amount of any such distributions. If Vista Proppants and Logistics Inc., as managing member, authorizes a distribution, such distribution will be made to the members of Vista OpCo pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in Vista OpCo, including Vista Proppants and Logistics Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of Vista OpCo. Net profits and net losses of Vista OpCo will generally be allocated to its members (including Vista Proppants and Logistics Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement provides for cash distributions to the holders of limited liability company interests in Vista OpCo if Vista Proppants and Logistics Inc. determines that the taxable income of Vista OpCo will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause Vista OpCo to make pro rata cash distributions to the holders of limited liability company interests in Vista OpCo for purposes of funding their tax obligations in respect of the income of Vista OpCo that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of Vista OpCo multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). See “Certain Relationships and Related Person Transactions—Vista OpCo Limited Liability Company Agreement.”

Exchange Agreement

We and the holders of outstanding LLC Units will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right, from and after the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement will also provide that a holder of LLC Units will not have the right to exchange LLC Units if Vista Proppants and Logistics Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Vista Proppants and Logistics Inc. to which the holder of LLC Units may be subject. Vista Proppants and Logistics Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Vista OpCo is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by Vista Proppants and Logistics Inc. is correspondingly increased as it acquires the exchanged LLC Units. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Offering Transactions

At the time of the consummation of this offering, Vista Proppants and Logistics Inc. intends to consummate the purchase, for cash, of newly issued LLC Units from Vista OpCo and of outstanding LLC Units from our pre-IPO owners, including members of our senior management, in each case at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. Assuming that the shares of Class A common stock to be sold in this offering are sold at $        per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, Vista Proppants and Logistics Inc. will purchase from Vista OpCo              newly issued LLC Units for an aggregate of $              (or              newly issued LLC Units for an aggregate of $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and purchase from our pre-IPO owners              outstanding LLC Units for an aggregate of $              (or              outstanding LLC Units for an aggregate of $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The issuance and sale of such newly issued LLC Units by Vista OpCo to Vista Proppants and Logistics Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in Vista OpCo. See “Principal Stockholders” for more information regarding the proceeds from this offering that will be paid to our Principal Stockholders, directors and named executive officers. Accordingly, following this offering Vista Proppants and Logistics Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Vista OpCo as a single LLC Unit.

As described above, Vista Proppants and Logistics Inc. intends to use a portion of the proceeds from this offering to purchase outstanding LLC Units from our pre-IPO owners, including members of our senior management. In addition, holders of LLC Units (other than Vista Proppants and Logistics Inc.) may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the operating agreement of Vista OpCo, from and after the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for Class A common stock on a one-for-one basis. The purchases of LLC Units in connection with this offering and future exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Vista OpCo. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Vista Proppants and Logistics Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge. Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Vista Proppants and Logistics Inc. to holders selling LLC Units for cash as part of this offering or subsequently exchanging LLC Units of 85% of the benefits, if any, that Vista Proppants and Logistics Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Vista Proppants and Logistics Inc. and not of Vista OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

At or prior to the closing of this offering, Vista OpCo expects to borrow $         million under its New Revolving Facility and to apply the proceeds of such borrowings, together with the net offering proceeds contributed to Vista OpCo by Vista Proppants and Logistics Inc., in the manner described in “Use of Proceeds.”

We refer to the foregoing transactions, including those described under “—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of Vista OpCo,” as the “Offering Transactions.”

As a result of the transactions described above:

•	the investors in this offering will collectively own shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Vista Proppants and Logistics Inc. will hold LLC Units (or LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	our pre-IPO owners will hold LLC Units (or LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the investors in this offering will collectively have % of the voting power in Vista Proppants and Logistics Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	our pre-IPO owners, as holders of all of the outstanding shares of Class B common stock, will have % of the voting power in Vista Proppants and Logistics Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the net proceeds to Vista Proppants and Logistics Inc. from this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $            million (or $            million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease, as applicable, the net proceeds to Vista Proppants and Logistics Inc. from this offering by approximately $            million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Vista OpCo will bear or reimburse Vista Proppants and Logistics Inc. for all of the expenses payable by it in this offering, which we estimate will be approximately $            million.

Vista Proppants and Logistics Inc. intends to use $            million of the net proceeds from this offering to purchase newly issued LLC Units from Vista OpCo, as described under “Organizational Structure—Offering Transactions.” We intend to cause Vista OpCo to use these proceeds, together with borrowings under our New Revolving Facility, as described in “Unaudited Pro Forma Condensed Consolidated Financial Information,” to repay indebtedness, including borrowings under our Term Loan Facility, fund capital expenditures and for general corporate purposes. Our Term Loan Facility, which matures in August 2021, bears interest at LIBOR (with a floor of 1%) plus 9.5% and was originally entered into on March 1, 2017, and amended and restated to provide for additional borrowings on November 9, 2017. Borrowings under the Term Loan Facility were used to refinance existing indebtedness, fund capital expenditures, including the development of the Tolar and Winkler County mines, fund the Distribution Financing Transaction (as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Distribution Financing Transaction”), and for general corporate purposes.

Vista Proppants and Logistics Inc. intends to use all of the remaining proceeds from this offering, or $            million (or $            million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), to purchase outstanding LLC Units from our pre-IPO owners, including members of our senior management, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our Principal Stockholders, directors and named executive officers.

DIVIDEND POLICY

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Vista Proppants and Logistics Inc. is a holding company and has no material assets other than its ownership of LLC Units in Vista OpCo. We intend to cause Vista OpCo to make distributions to us in an amount sufficient to cover our taxes and obligations under the tax receivable agreement as well as any cash dividends declared by us. If Vista OpCo makes such distributions to us, the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

Our existing Term Loan Facility includes and any financing arrangements that we enter into in the future, including the New Revolving Facility, may include restrictive covenants that limit our ability to pay dividends. In addition, Vista OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Vista OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Vista OpCo are generally subject to similar legal limitations on their ability to make distributions to Vista OpCo.

Since its formation in July 2017, Vista Proppants and Logistics Inc. has not paid any dividends to holders of its outstanding common stock. In the period from its formation in March 2017 through June 30, 2017, Vista OpCo has paid an aggregate of $3.0 million of distributions to our pre-IPO owners. In addition, Vista OpCo used proceeds from incremental borrowings under the New Credit Agreement to pay a distribution of $85.0 million to our pre-IPO owners on November 9, 2017, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distribution Financing Transaction.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2017:

•	on a historical basis; and

•	on an as adjusted basis giving effect to the Distribution Financing Transaction; and

•	on an as further adjusted basis giving effect to the Offering Transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information,” including the application of the proceeds from this offering and borrowings under our New Revolving Facility, as described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2017
	Actual	As Adjusted	As Further Adjusted(1)
	(Dollars in thousands, except per share amounts)
Cash and cash equivalents(2)	$60,704	$57,654	$

Long-term debt, net of current portion(2)	$129,780	$211,730	$
Capital lease obligations, net of current portion	7,751	7,751
Notes payable, related parties(3)	1,582	—		—
Members’ interest(2)	123,103	38,103
Class A common stock, par value $0.01 per share, 1,000 shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on an as adjusted basis	—	—
Class B common stock, par value $0.01 per share, 1,000 shares authorized and 100 shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on an as adjusted basis	—	—
Additional paid-in capital	—	—
Retained earnings	—	—

Non-controlling interest in Vista OpCo	—	—

Total stockholders’ equity and members’ interest	123,103	38,103

Total capitalization	$262,216	$257,584	$

(1)

To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $            per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total equity and total capitalization by approximately $ . An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total equity and total capitalization by approximately $ . If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma amount of each of cash, additional paid-in capital, total equity and total capitalization would increase by approximately $ , after deducting underwriting discounts, and we would have shares of our Class A common stock issued and outstanding, as adjusted.
(2)	Amounts presented give effect to additional borrowings of $85.0 million under our Term Loan Facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Distribution Financing Transaction” and the use of proceeds therefrom to pay a distribution of $85.0 million to our pre-IPO owners on November 9, 2017. See “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Distribution Financing Transaction.”
(3)	These notes were repaid in full in July 2017.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

Our pro forma net tangible book value as of June 30, 2017 was approximately $            , or $            per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the reclassification and assuming that all of the holders of LLC Units in Vista OpCo (other than Vista Proppants and Logistics Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis.

After giving effect to the transactions described under “Unaudited Pro Forma Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book value as of June 30, 2017 would have been $            , or $            per share of Class A common stock. This represents an immediate dilution in net tangible book value of $            per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $            per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share of Class A common stock as of June 30, 2017	$
Increase in pro forma net tangible book value per share of Class A common stock attributable to investors in this offering	$

Pro forma net tangible book value per share of Class A common stock after the offering		$

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$

Because our pre-IPO owners do not own any Class A common stock or other economic interests in Vista Proppants and Logistics Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units in Vista OpCo (other than Vista Proppants and Logistics Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

A $1.00 increase in the assumed initial public offering price of $            per share of our Class A common stock would increase our pro forma net tangible book value after giving effect to this offering by $             million, or by $             per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of June 30, 2017, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class

A common stock in this offering, assuming that all of the holders of LLC Units in Vista OpCo (other than Vista Proppants and Logistics Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis.

	Shares of Class A common stock Purchased			Total Consideration			Average Price Per Share of Class A common stock
	Number	Percent		Amount	Percent
(In thousands)
Pre-IPO owners			%	$		%	$

Investors in this offering			%	$		%	$

Total			%	$		%	$

Each $1.00 increase in the assumed offering price of $            per share would increase total consideration paid by investors in this offering by $            million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2016 and for the six months ended June 30, 2017 present our consolidated results of operations giving pro forma effect to the March 2017 Transaction described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The March 2017 Transaction” and to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2016. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2017 presents our consolidated financial position giving pro forma effect to the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on June 30, 2017. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of Lonestar (in the case of the unaudited pro forma condensed consolidated statements of income) and Vista OpCo (in the case of the unaudited pro forma condensed consolidated balance sheet).

Prior to giving effect to the Offering Transactions, our pre-IPO owners own 100% of the common units in Vista OpCo. Upon completion of the Offering Transactions, the pre-IPO owners will own                  (        %) of the outstanding LLC Units of Vista OpCo and Vista Proppants and Logistics Inc. will own                  (        %) of the outstanding LLC Units of Vista OpCo.

The unaudited pro forma condensed consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Vista Proppants and Logistics Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the March 2017 Transaction described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The March 2017 Transaction”;

•	the Distribution Financing Transaction described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Distribution Financing Transaction”;

•	the issuance of shares of Class A common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the estimated offering price range indicated on the front cover of this prospectus) less estimated underwriting discounts of $ per share and the payment of offering expenses of approximately $ million;

•	the purchase by Vista Proppants and Logistics Inc. of LLC Units from Vista OpCo and from our existing owners as a reorganization of entities under common control with the proceeds of this offering and the related effects of the tax receivable agreement. See “Organizational Structure—Offering Transactions” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement”;

•	the application of a portion of the proceeds from this offering to repay outstanding indebtedness, as described in “Use of Proceeds; and

•	in the case of the unaudited pro forma condensed consolidated statements of income, a provision for corporate income taxes on the income of Vista Proppants and Logistics Inc. at an effective rate of %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and/or local jurisdiction.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional                  shares of Class A common stock from us.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual general and administrative costs related to these steps and, among other things, additional directors and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs. We currently estimate that such additional annual general and administrative costs will be approximately $2.5 million.

Vista Proppants and Logistics, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2017

(in thousands)

	Vista Proppants and Logistics, LLC Historical	Pro Forma Adjustments— Refinancing Transactions		Subtotal	Pro Forma Adjustments— Offering Transactions			Vista Proppants and Logistics Inc. Pro Forma
ASSETS
Current Assets:
Cash	$60,704	$(3,050	) 2(a)	$57,654			$(2)(b)	$
Certificate of deposit	186	—		186
Accounts receivable, net	39,171	—		39,171
Other receivables, related parties	223	—		223
Inventories	4,604	—		4,604
Prepaid expenses and other current assets	4,422	—		4,422

Total current assets	109,311	(3,050)		106,261		—			—
Deferred tax asset	—	—		—			(2)(c)
Restricted cash	3,000	—		3,000
Certificate of deposit	867	—		867
Property, plant and equipment, net	131,027	—		131,027
Goodwill	37,506	—		37,506
Intangible assets, net of amortization	17,430	—		17,430
Lease reserves, net	8,603	—		8,603
Other assets	1,373	—		1,373		(2	)(f)

Total assets	$309,117	$ (3,050)		$306,067	$			$

LIABILITIES AND STOCKHOLDERS’ EQUITY/MEMBERS’ INTEREST
Current Liabilities:
Accounts payable	$12,065	—		$12,065	$			$
Accrued royalty	1,016	—		1,016
Other payables, related parties	—	—		—
Accrued expenses and other current liabilities	16,095	—		16,095			2(h)
Payable to related parties pursuant to tax receivable agreement, current	—	—		—			(2)(c)
Accounts payable, related parties	560	—		560
Line-of-credit	1,000	—		1,000
Current portion of capital lease obligations	4,012	—		4,012
Current portion of long-term debt	9,009	—		9,009
Current portion of deferred revenue	372	—		372

Total current liabilities	44,129	—		44,129
Capital lease obligations, net of current portion	7,751	—		7,751
Long-term debt, net of current portion	129,780	81,950	2(a)	211,730			(2)(d)
Note payable, related parties	1,582	—		1,582
Payable to related parties pursuant to tax receivable agreement	—	—		—			(2)(c)
Deferred income taxes, net	—	—		—
Deferred Revenue	1,549	—		1,549
Asset retirement obligation	1,223	—		1,223

Total liabilities	186,014	81,950		186,014

Members’ interest	123,103	(85,000	) 2(a)	38,103
Class A authorized to issue shares, par value $0.01 per share; shares issued and outstanding on a pro forma basis	—	—		—			(2)(e)
Class B authorized to issue shares, par value $0.01 per share; shares issued and outstanding on a pro forma basis	—	—		—			(2)(e)
Additional paid-in capital	—	—		—			(2)(f)
Retained earnings	—	—		—
Non-controlling interest	—	—		—			(2)(g)

Total stockholders’ equity and members’ interest	123,103	(85,000)		38,103

Total liabilities and stockholders’ equity and members’ interest	$309,117	$(3,050)		$306,067	$			$

Unaudited Pro Forma Condensed Consolidated Financial Statements

Vista Proppants and Logistics, Inc.

Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2016

(in thousands, except per share amounts)

	Lonestar Prospects, Ltd. Year Ended December 31, 2016	MAALT, LP Year Ended December 31, 2016	Maalt Specialized Bulk, LLC Year Ended December 31, 2016	Eliminations			Pro Forma Adjustments— Business Combinations		Pro Forma— as adjusted before Offering Transactions	Pro Forma Adjustments— Offering Transactions		Vista Proppants and Logistics, Inc. Pro Forma
Revenues
Net sales	$124,884	$27,858	$16,772	$(14,387)	3	(a)			$155,127			$
Cost of sales	102,118	19,275	14,434	(14,365)	3	(a)	4,823	3(b)	126,285

Gross Profit	22,766	8,583	2,338						28,842

Selling, general and administrative expenses	9,565	7,577	4,658	(22)	3	(a)			21,777
(Gain) loss on abandonments and disposals of property, plant and equipment	1,645	16	(431)						1,230

Income (loss) from operations	11,556	990	(1,889)						5,835

Other income (expense)
Interest expense	(7,094)	(718)	(721)						(8,535)	3	(c)
Other income, net	81	7	—						87

Net income (loss) before taxes	4,543	279	(2,610)						(2,613)

Income taxes	(137)	—	—						(136)	3	(d)

Net income (loss)	$4,406	$279	$(2,610)						$(2,749)			$

Less: Net income attributable to noncontrolling interest										3	(e)
Net income attributable to Vista Proppants & Logistics LLC

Earnings per share
Basic
Diluted

Weighted average shares of Class A common stock outstanding3(f)
Basic
Diluted

Unaudited Pro Forma Condensed Consolidated Financial Statements

Vista Proppants and Logistics, Inc.

Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2017

(in thousands, except per share amounts)

	Six Months Ended June 30, 2017 Vista Proppants and Logistics, LLC	MAALT, LP for the period from January 1, 2017 to March 19, 2017	Maalt Specialized Bulk, LLC for the period from January 1, 2017 to March 19, 2017	Eliminations		Pro Forma Adjustments— Business Combinations		Pro Forma— as adjusted before Offering Transactions	Pro Forma Adjustments— Offering Transactions		Vista Proppants and Logistics Inc. Pro Forma
Revenues
Net sales	$109,653	$5,508	$4,889	$(3,248)	3(a)			$116,802
Cost of sales	73,722	3,460	3,766	(3,140)	3(a)	1,057	3(b)	78,865

Gross profit	35,931	2,048	1,123					37,937

Selling, general and administrative expenses	13,329	1,279	863	(108)	3(a)			15,363
(Gain) loss on abandonments and disposals of property, plant and equipment	382	(5)	(165)					212

Income from operations	22,219	774	425					22,362

Other income (expense)
Interest expense	(4,896)	(159)	(135)					(5,190)		3(c)
Early extinguishment of debt	(1,673)							(1,673)
Other income, net	62	—						62

Net income before taxes	15,713	615	290					15,561

Income taxes	(229)	(41)	(29)					(299)		3(d)

Net income	$15,484	$574	$261					15,262

Less: Net income attributable to noncontrolling interest										3(e)
Net income attributable to Vista Proppants and Logistics, Inc.

Earnings per share
Basic
Diluted

Weighted average shares of Class A common stock outstanding(3(f))
Basic
Diluted

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	The March 2017 Transaction

Overview

On March 20, 2017, Vista OpCo completed a transaction in which Lonestar, MAALT and Bulk were acquired by Vista OpCo. More specifically, LS Holdings, which was the 100% owner of Vista OpCo and Lonestar prior to the transaction, reorganized its ownership interests in Lonestar in a transaction whereby it contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, First Reserve purchased certain outstanding common units in Vista from existing owners and made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo. We refer to these transactions as the “March 2017 Transaction.”

Vista OpCo accounted for the March 2017 Transaction as a business combination whereby Vista OpCo was determined to be the accounting acquirer of MAALT and Bulk as of March 20, 2017. The exchange between LS Holdings, Lonestar, and Vista OpCo was accounted for as a common control transaction. Accordingly, the results of MAALT and Bulk are included in Vista OpCo’s historical financial statements after the closing on March 20, 2017. For accounting purposes, Lonestar is the predecessor to Vista OpCo for periods prior to March 20, 2017.

Vista OpCo issued the owners of MAALT and Bulk 6.9 million newly issued common units in exchange for 100% of the ownership interests in MAALT and Bulk. The consideration exchanged between Vista OpCo and the owners of MAALT and Bulk totaled $69.0 million.

Preliminary Estimated Purchase Price Allocation of MAALT and Bulk

The acquisition accounting adjustments relating to the acquisitions of MAALT and Bulk are preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to this preliminary purchase price allocation. The unaudited pro forma condensed consolidated financial statements do not give effect to the potential impact of any anticipated benefits from cost savings or synergies that may result from the acquisitions of MAALT or Bulk or to any future integration costs. The unaudited pro forma condensed consolidated financial statements do not purport to project the future operating results or financial position of the combined company following the acquisitions of MAALT or Bulk.

The preliminary estimated fair values of the assets acquired and liabilities assumed as of March 20, 2017, were as follows (in thousands):

Purchase price assigned to MAALT and Bulk		$69,034
Current assets	$10,407
Property, plant, and equipment	34,383
Intangible and other non-current assets	20,278

Total assets acquired	65,068

Current liabilities	14,349

Long-term debt and capital leases	19,191
Total liabilities assumed	33,540

Net identifiable assets acquired		31,528

Goodwill		$37,506

Property, plant and equipment

Property, plant and equipment has been adjusted to its estimated fair value as discussed further in Note 3 below. The related depreciation costs are reflected as a pro forma adjustment in the unaudited pro forma condensed consolidated statements of income, as further described in Note 3(a).

Identifiable intangible assets

Preliminary identifiable intangible assets in the pro forma financial information consist of the assets shown in the table below. The amortization related to these intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed consolidated statements of income, as further described in Note 3. The table below indicates the estimated fair value of the intangible assets and their estimated useful lives:

	Approximate Fair Value	Estimated Useful Life
	(in thousands)	(in years)
Definite lived intangible assets - Trade Names	$2,385	10
Definite lived intangible asset - Customer relationships	15,300	15

Total fair value of identifiable intangible assets	$17,685

Goodwill represents the excess of the purchase price over the fair value of the underlying net assets acquired. Goodwill in this transaction is attributable to planned growth in regional sand markets and synergies expected to be achieved from the combined operations of Lonestar, MAALT and Bulk offering a vertically integrated solution to the market.

Goodwill is expected to be deductible for tax purposes.

Consolidation

Immediately following this offering, Vista OpCo will satisfy the definition of a variable interest entity. Vista Proppants and Logistics Inc. will be the primary beneficiary of Vista OpCo as a result of its 100% voting power and control over Vista OpCo and as a result of its obligation to bear losses and its right to receive benefits of Vista OpCo that could potentially be significant to Vista OpCo. Accordingly, Vista Proppants and Logistics Inc. will consolidate Vista OpCo on its consolidated financial statements as a variable interest entity and has been presented as such herein for all periods presented. Vista OpCo’s assets and liabilities are for the use or obligation of Vista OpCo and/or its subsidiaries. See “Organizational Structure.”

2.	Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Pro Forma Adjustments

(a)	Reflects adjustments to give effect to the Distribution Financing Transaction as follows (amounts in thousands):

•	an adjustment to cash to reflect gross proceeds of incremental borrowings under the New Credit Agreement of $85,000, less (i) borrowing costs of $3,050 and (ii) the payment of a distribution in the amount of $85,000, resulting in a net decrease to cash in the amount of $3,050;

•	an adjustment to long-term debt to reflect the incurrence of additional borrowings under the New Credit Agreement in the principal amount of $85,000, net of $3,050 of deferred borrowing costs; and

•	an adjustment to Members’ interest to reflect the impact of the adjustments to cash and long-term debt described above, resulting in a net reduction to Members’ interest of $85,000.

(b)	Reflects the net effect on cash and cash equivalents of borrowings under our New Revolving Facility and the receipt of net offering proceeds and the application thereof to (i) repay in full outstanding indebtedness under our Term Loan Facility, including the $85.0 million of additional borrowings incurred in connection with the Distribution Financing Transaction, (ii) pay offering expenses remaining to be paid of $ million and (iii) purchase newly issued and outstanding LLC Units as described in “Use of Proceeds.”

Gross proceeds from this offering of $ million, net of underwriting discounts and commissions of $ million	$
Gross proceeds from borrowings under New Revolving Facility of $ million, net of borrowing costs of $

$
Less:
Purchase of LLC Units from existing owners at $ per unit
Repayment of $ million of outstanding indebtedness (see Note (d))
Professional fees and expenses related to this offering

$

(c)	Reflects adjustments to give effect to the tax receivable agreement (as described in “Certain Relationships and Related Person Transactions—Tax Receivable Agreement”) based on the following assumptions:

•	we will record an increase of $ million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement, based on an effective income tax rate of % (which includes a provision for U.S. federal, state and/or local income taxes);

•	we will record $ million ($ million non-current and $ million current), representing 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due to existing owners under the tax receivable agreement;

•	we will record an increase to additional paid-in capital of $ million, which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(d)	Represents the adjustment to long-term debt to give effect to (i) the entrance into the New Revolving Facility (as described elsewhere in the prospectus) and borrowings thereunder (as described in Note 2(b) above) and (ii) the application of the use of proceeds from such borrowings and this offering to repay in full outstanding indebtedness under our Term Loan Facility.

Repayment of Term Loan Facility (Principal)	$
Write-off of debt issuance costs
Borrowings under New Revolving Facility

$

(e)	Represents an adjustment to stockholders’ equity reflecting par value for the Class A common stock and Class B common stock to be outstanding following this offering.

Our pre-IPO owners will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Vista OpCo held by such holder on all matters on which stockholders of Vista Proppants and Logistics Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell LLC Units to Vista Proppants and Logistics Inc. for cash as part of the Offering Transactions or subsequently exchange LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Accordingly, immediately following this offering, our pre-IPO owners, through their holdings of our Class B common stock, will collectively have     % of the voting power in Vista Proppants and Logistics Inc. (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

(f)	Represents an increase of $ million to additional paid-in capital as a result of the amounts allocable to Vista Proppants and Logistics Inc. of net proceeds from this offering (offering proceeds, net of underwriting discounts, of $ million, less $ million used to purchase LLC Units from our pre-IPO owners), less $ million of offering expenses and less par value reflected in Note (d) above and the elimination of members’ equity of $ million upon consolidation. Also reflects the increase of $ million due to the effect of the tax related adjustments described above in Note (c).

Net proceeds received by Vista Proppants and Logistics Inc.	$
Offering expenses		(	)
Transaction costs incurred prior to this offering included in Other Assets (see Note (h))		(	)
Par value of Class A Common Stock issued		(	)
Par value of Class B Common Stock issued		(	)
Purchase of LLC Units from existing owners		(	)
Acquisition of noncontrolling interest of Vista OpCo (see Note (g))		(	)
Write-off of deferred borrowing costs related to the Term Loan Facility (see Note (d))		(	)
Distribution to pre-IPO owners (see Note (d))		(	)
Increase to additional paid-in capital as described in Note (c)	$

Total

(g)	As described in “Organizational Structure,” Vista Proppants and Logistics Inc. will become the sole managing member of Vista OpCo. Vista Proppants and Logistics Inc. will initially own less than 100% of the economic interest in Vista OpCo, but will have 100% of the voting power and control the management of Vista OpCo. As a result, we will consolidate the financial results of Vista OpCo and will record non-controlling interest on our consolidated balance sheets. Immediately following this offering, the non-controlling interest, based on the assumptions to the pro forma financial information, will be $ million. Pro forma non-controlling interest represents % of the pro forma equity of Vista OpCo of $ million, which differs from the pro forma equity of Vista Proppants and Logistics Inc. as the former is not affected by the tax related adjustments described above in Note (c).

Vista OpCo combined members equity held by the noncontrolling interest holders prior to the Offering transaction	$
Less: Pro forma equity attributable to % noncontrolling interest in Vista Proppants and Logistics Inc.		(	)
Adjustment to additional paid-in capital	$

(h)	Expenses related to this offering are estimated to be approximately $ million. Of the $ million, approximately $ million is expected to be paid from the proceeds received by Vista Proppants and Logistics Inc. in this Offering (see Note (b) above). Of the $ million in Offering expenses, $ million is recorded in accrued liabilities and will be paid after June 30, 2017. Also included in accrued liabilities is $ million related to deferred offering expenses of $ million that are included in other assets (see Note (f)). The $ million in estimated offering expenses will be offset against equity (see Note (f)).

Vista OpCo members’ interest will increase by the gross proceeds from this offering, less (i) commissions and offering costs incurred by Vista Proppants and Logistics Inc. (which offering costs shall be borne or reimbursed by Vista OpCo) and (ii) the cash used by Vista Proppants and Logistics Inc. to purchase membership units from pre-IPO owners.

3.	Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

Pro Forma Adjustments

(a)	Represents adjustments to eliminate affiliate sales and cost of sales between Lonestar, MAALT and Bulk as if such entities were consolidated together beginning on January 1, 2016.

(b)	Represents adjustments to record incremental depreciation related to the fair value adjustment of property, plant and equipment, and amortization expense related to identifiable intangible assets calculated on a straight-line basis:

	Pro Forma Six Months Ended June 30, 2017	Pro Forma Year Ended December 31, 2016
	(in thousands)
Amortization of Intangible Assets—Fair Value	$276	$1,258
Depreciation, depletion and amortization of property, plant and equipment—Elimination of historical	(1,687)	(7,697)
Depreciation, depletion and amortization of property, plant and equipment—Fair value	2,468	11,262

Net adjustment	$1,057	$4,823

(c)	Reflects a reduction in interest expense of $ million as a result of the repayment of $ million of our outstanding indebtedness, as described in “Use of Proceeds,” the adjustment to the amortization of deferred financing costs and the expected borrowings under our New Revolving Facility (see Note 2(a)).

(d)	Following this offering we will be subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to our allocable share of any net taxable income of Vista OpCo, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and/or local jurisdiction.

Federal statutory rate		%
State and local rate		%
Rate benefit from flow-through entity	(	)%
Pro forma effective tax rate		%

Our effective tax rate includes a rate benefit attributable to the fact that, after this transaction, approximately     % of Vista Proppants and Logistics Inc.’s earnings will not be subject to corporate level taxes as the applicable income tax expense will be incurred by, and be the obligation of, the members of Vista OpCo holding the noncontrolling interest.

(e)

As described in “Organizational Structure,” Vista Proppants and Logistics Inc. will become the sole managing member of Vista OpCo. Vista Proppants and Logistics Inc. will initially own less than 100% of the economic interest in Vista OpCo, but will have 100% of the voting power and control the management of Vista OpCo. Immediately following this offering, the non-controlling interest will be     %. This amount has been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage held by the non-controlling interest would decrease to %. The percentage of the net income attributable to the non-controlling interest will vary from these percentages due to the differing level of income taxes applicable to the controlling interest.

(f)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income (loss) per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We derived the selected historical consolidated statements of income data and the selected statements of cash flows data for the years ended December 31, 2016 and 2015 and the selected balance sheet data as of December 31, 2016 and 2015 from the audited consolidated financial statements of Lonestar, which is our accounting predecessor, included elsewhere in this prospectus. We derived the selected historical consolidated statements of income data and the selected statements of cash flows data for the six months ended June 30, 2017 and 2016 and the selected balance sheet data as of June 30, 2017 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, including our predecessor, Lonestar, for periods prior to March 20, 2017. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period and the historical results of Lonestar for periods prior to March 20, 2017 also do not reflect the impact of the March 2017 Transaction and are not comparable to historical periods beginning on or after March 20, 2017.

You should read the selected historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Summary—Summary Historical and Pro Forma Financial and Other Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information included elsewhere in this prospectus.

(Dollars in thousands, except per share data)	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Selected Statements of Income Data:
Net sales	$109,653	$52,817	$124,884	$119,137
Cost of sales	73,722	42,930	102,118	73,250

Gross profit	35,931	9,887	22,766	45,887
Selling, general and administrative expenses	13,329	4,046	9,564	9,342
(Gain) loss on disposals of property, plant and equipment	382	795	1,645	2,695

Income from operations	22,219	5,046	11,557	33,850

Other income (expense):

Interest expense	(4,896)	(3,367)	(7,094)	(7,049)
Early extinguishment of debt	(1,673)	—	—	—
Other income (expense), net	62	(252)	80	986

Total other expense, net	(6,506)	(3,619)	(7,014)	(6,063)

Net income before taxes	15,713	1,427	4,543	27,787
State franchise taxes	229	140	137	242

Net income	$15,484	$1,287	$4,406	$27,545

Selected Statements of Cash Flows:
Net cash provided by (used in) operating activities	$18,687	$4,284	$18,947	$35,347
Net cash provided by (used in) investing activities	(36,995)	(2,501)	(4,420)	(19,855)
Net cash provided by (used in) financing activities	73,011	(1,672)	(10,162)	(31,993)

(Dollars in thousands)	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Selected Balance Sheet Data:
Cash and cash equivalents	$60,704	$4,504	$139
Property, plant and equipment, net	131,027	67,425	76,980
Total assets	309,117	113,582	122,731
Long-term debt (including current portion and net of unamortized debt issuance costs)	138,789	71,946	73,783
Total partners’ capital/Members’ interest	123,103	17,369	15,109

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading in-basin provider of frac sand solutions for oil and gas well completions in prolific producing regions in Texas and Oklahoma. We offer leading E&P and oilfield service companies the high-quality, fine grade white sand that is most in demand in these basins with the cost advantages of a regional provider. Through our vertically integrated logistics network of 11 transload terminals throughout Texas and Oklahoma, and fleet of approximately 100 “last mile” transport vehicles, our customers benefit from our mine-to-wellhead frac sand supply chain solutions and assured security of supply in the most active oil and gas regions of the United States, including the Permian Basin, Eagle Ford Shale and SCOOP/STACK. We mine all of our sand in Texas and believe we are the largest supplier of frac sand mined in Texas, as measured by produced tonnage per year.

We produce high-quality, fine grade 40/70-mesh, 100-mesh and 200-mesh sand. Marketed as “Texas Premium White,” our sand is comparable to sand mined in Wisconsin and Illinois, commonly referred to as “Northern White,” and meets applicable industry specifications and customer requirements for a large addressable market of wells. We believe the low overburden, homogeneous geology, and strategic location of our mines near multiple railroads and sustainable water and power sources provide us with cost advantages over other Texas-based sand mines. At the same time, the proximity of our mines to active demand centers enables significantly lower logistics costs as compared to Northern White sand providers. Our mines are located near multiple rail lines, providing us with flexible logistics infrastructure and multiple rail delivery options into the major Texas and Oklahoma basins. We believe these advantages not only assure lower delivered cost, but also increase security of supply from mine-to-wellhead.

Recent Trends and Outlook

Recent trends driving demand for our sand include:

•	Increasing well count. As commodity prices rebound from the recent industry downturn from late 2014 to mid-2016, E&P operators are increasing the number of oil and gas wells drilled annually and revisiting the development of acreage that was uneconomic during the lower-price commodity environment. Spears & Associates estimates that total horizontal well count is expected to increase from 8,520 in 2016 to 16,561 in 2017 and to 18,038 in 2018.

•	Growing proppant intensity. E&P operators are achieving higher oil and gas recovery rates through increased proppant intensity. According to Spears & Associates, proppant pounds per linear lateral foot in the United States is expected to increase 23% between 2016 and 2018.

•	Increasing demand for proppant. Beginning in late 2016 and continuing during the first half of 2017, commodity prices began to recover, along with onshore well drilling and completion activity levels. Spears & Associates estimates that proppant demand is expected to increase by 196.3 billion pounds to 279.4 billion pounds by year-end 2018. Customers are currently purchasing increased frac sand volumes and are increasing contractual commitments with their sand suppliers. We expect this trend to continue as drilling and completion activity continues to increase.

•	Increasing demand for frac sand in our core regions, the Permian Basin, Eagle Ford, and SCOOP/STACK. We expect to see continued growth for proppant in our core regions, the Permian Basin, Eagle Ford and SCOOP/STACK. According to Spears & Associates, the Permian Basin is expected to generate the largest absolute growth in proppant demand from 2016 to 2018, increasing by 39.3 million tons from 14.6 million tons in 2016 to 53.9 million tons in 2018. Demand for proppant is expected to increase in the Eagle Ford by 13.3 million tons from 5.8 million tons in 2016 to 19.1 million tons in 2018. Likewise, demand for proppant in the SCOOP/STACK is expected to increase by 15.1 million tons from 7.0 million tons in 2016 to 22.2 million tons in 2018.

•	Demand for finer grade sand. According to Coras Research, in 2016, 62% of total U.S. proppant demand was for fine grade sand, compared to 42% in 2014. This shift toward fine grades of proppant is expected to continue, as Coras Research estimates that demand for fine grade proppant will total 81% of U.S. proppant demand in 2018. Given that substantially all of our reserves meet API specifications and consist of finer grade 40/70-mesh, 100-mesh, and 200-mesh sand, we believe that we are well positioned to leverage our operations to benefit from this increase in demand for fine grade sand.

•	Increasing need for integrated services. As proppant demand in the Permian Basin continues to increase, we believe that supply and delivery logistics to the Permian Basin will be the biggest obstacle in transporting frac sand from mine to wellhead. While nameplate transload capacity currently exceeds proppant demand in the basin, Coras Research estimates that 75% of transload capacity is controlled by ten to 20 large companies. As a result, proppant providers that do not have dedicated transload assets are vulnerable to logistic challenges. We believe that our integrated business model, including our owned and operated transload terminals, insulate us from these challenges and positions us to provide our clients with security of sand supply.

•	Operating cost structure matters. While several companies have recently announced the development of regional mines in our areas of operations, including the Permian Basin, we believe several of these mines will face regulatory and environmental hurdles, lack access to sufficient water, electricity or natural gas supply, and/or contain high levels of overburden, which may increase the cost of proppant production or delay operations of those mines. As a result of the minimal overburden at our mines and our established access to electricity, natural gas and water, we believe our mines to be among the lowest-cost mines in the region.

If the recovery in oil and gas drilling and completion activity does not continue or if additional sources of regional or in-basin sand supply come online, demand for frac sand may decline, which could result in us selling fewer tons, selling tons at lower prices, or both. If we sell less frac sand or sell frac sand at lower prices, our revenue, net income, cash generated from operating activities, and liquidity could be adversely affected.

The March 2017 Transaction

Our business has historically been conducted through three affiliated entities and their respective subsidiaries: (i) Lonestar was formed on November 3, 2010 and is in the business of mining, processing, transporting and selling industrial sand; (ii) MAALT was formed on August 18, 2004 and specializes in the transloading of sand from rail to truck and the implementation of frac sand logistics solutions focused on the transportation of sand from in-basin terminals to the wellhead; and (iii) Bulk was formed on June 30, 2011 and provides commercial trucking services through its fleet of commercial trucks, trailers and related assets, used in the transportation of frac sand and related commodities.

On March 20, 2017, our pre-IPO owners completed a transaction in which Lonestar, MAALT and Bulk were acquired by a newly formed holding company, Vista Proppants and Logistics, LLC, a Delaware limited liability company (“Vista OpCo”). More specifically, Lonestar Prospects Holdings Company, L.L.C. (“LS Holdings”), which was the 100% owner of Vista OpCo and Lonestar prior to the transaction, contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo.

Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, an affiliate of First Reserve Management, L.P. (“First Reserve”) purchased certain outstanding common units in Vista OpCo from existing owners and also made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo. We refer to this transaction as the “March 2017 Transaction.”

The historical results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of Lonestar (the accounting predecessor for SEC reporting purposes) prior to March 20, 2017 and Vista OpCo and its consolidated subsidiaries, including Lonestar, MAALT and Bulk, commencing on March 20, 2017. The acquisition of MAALT and Bulk was accounted for by Vista OpCo as a business combination whereby Vista OpCo was determined to be the accounting acquirer of MAALT and Bulk as of March 20, 2017. The exchange between LS Holdings, Lonestar, and Vista OpCo was accounted for as a common control transaction. In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, unless the context suggests otherwise, Vista OpCo and its subsidiaries, including Lonestar, MAALT and Bulk, are collectively referred to as “the Company,” “we,” “our” or “us.”

The Distribution Financing Transaction

On November 9, 2017, we entered into an Amended and Restated Senior Secured Credit Agreement (the “New Credit Agreement”), by and among VPROP Operating, LLC, a newly formed wholly owned subsidiary of Vista OpCo, as borrower (the “Borrower”), Vista OpCo, as a parent guarantor, Ares Capital Corporation (“Ares”) and the other lenders party thereto, which replaced in its entirety the Senior Secured Credit Agreement (as amended to date, the “Prior Credit Agreement”), dated as of March 1, 2017, among Lonestar, as borrower, and Ares. The New Credit Agreement provides for a senior secured credit facility (the “Term Loan Facility”) in the principal amount of $210.0 million (of which $125.0 million was the original principal amount (before capitalized interest) under the Prior Credit Agreement and $85.0 million represented incremental borrowings made on November 9, 2017), with the option to request incremental loans not to exceed $60.0 million. Vista OpCo, along with each of its subsidiaries other than the Borrower, including Lonestar, MAALT and Bulk, guarantees the Borrower’s obligations under the Term Loan Facility.

The Term Loan Facility bears interest at LIBOR (with a floor of 1%) plus 9.5%, subject to adjustment in certain circumstances as provided in the New Credit Agreement, of which 1% is paid in kind on a quarterly basis. The Term Loan Facility matures in August 2021 and principal payments will commence in June 2018. The Term Loan Facility contains affirmative and negative covenants and customary events of default. See “Description of Certain Indebtedness—Term Loan Facility.”

Vista OpCo used the proceeds from the incremental borrowings under the New Credit Agreement to pay a distribution of $85.0 million to our pre-IPO owners on November 9, 2017. We refer to the entry into the New Credit Agreement and the payment of such distribution in this prospectus as the “Distribution Financing Transaction.”

Items Impacting Comparability of Our Financial Results

Our historical results of operations for the periods presented may not be comparable, either from period to period or going forward, for the reasons described below:

•	The March 2017 Transaction, which resulted in MAALT and Bulk being included in our consolidated results beginning on March 20, 2017.

•	Refinancing of the Term Loan Facility on March 1, 2017 and the Distribution Financing Transaction.

•	Our shift in focus since completion of the March 2017 Transaction to a vertically integrated service model.

•	Our development of two new mines located in Tolar, Texas and Winkler County, Texas, respectively. The Tolar facility commenced operations in November 2017 and the Winkler facility is expected to commence operations in the first quarter of 2018. These mines are expected to increase our capacity by 1.0 million tons per year and 3.0 million tons per year for the Tolar, Texas and Winkler County, Texas locations, respectively. Capital expenditures for these two mines are expected to total $170 million, of which $120 million is expected to be incurred during 2017. We expect our volumes mined and sold to significantly increase in 2018 once both of these mines have commenced operations.

•	We anticipate incurring approximately $2.5 million of additional general and administrative costs, including costs relating to operating as a publicly held entity, such as costs associated with annual and quarterly reporting, Sarbanes-Oxley compliance costs, independent auditor fees, investor relation expenses, registrar and transfer agent fees and NASDAQ listing fees.

•	Vista Proppants and Logistics Inc. is a corporation for federal income tax purposes. We have been taxed as a partnership for all periods prior to this offering, but following this offering, Vista Proppants and Logistics Inc. will pay federal income taxes on its share of our taxable income.

How We Generate Our Sales

Sand Sales

We derive our sales by mining and processing sand that our customers purchase for various uses. Our sales are primarily a function of the price per ton realized and the volumes sold. The price invoiced reflects product, transportation and additional services as applicable, such as storage and transloading the product from railcars to trucks for delivery to the customer wellsite. Our transportation revenue fluctuates based on several factors, including the volume of product we transport under contract, service agreements with our customers, the mode of transportation utilized and the distance between our plants and customers. We invoice most of our customers on a per shipment basis, although for some larger customers, we consolidate invoices weekly.

We sell a portion of our products under short-term fixed price agreements or at prevailing market rates. We sell the remainder of our products under long-term, competitively-bid supply agreements. We have take-or-pay supply agreements with four of our customers in the oil and gas proppants market with initial terms expiring between 2020 and 2023. These agreements define, among other commitments, the volume of product our customers must purchase, the volume of product we must provide, and the price we will charge our customers for each product. Prices under these agreements are generally fixed and subject to upward adjustment in response to certain cost increases or increases (or decreases) in rig count or oil prices. As a result, our realized prices may not increase or decrease at rates consistent with broader industry price increases or decreases.

The Costs of Conducting Our Business

Costs of Sales

Costs of sales include the principal expenses involved in conducting our business, such as royalty costs, labor costs, shipping costs, electricity and drying fuel costs, rental, depreciation, depletion, and accretion, and repair and maintenance costs for our mining and processing equipment and facilities. Transportation and related costs include freight charges, fuel surcharges, transloading fees, switching fees, railcar lease costs, demurrage costs, storage fees and labor costs. We believe the majority of our operating costs are relatively stable in price, but can vary significantly based on the volume of product produced. In periods following March 20, 2017, we expect to experience increases in our consolidated depreciation, depletion and amortization expense as a result of the March 2017 Transaction, in which the assets of MAALT and Bulk were acquired and recorded at fair value as of the date of the acquisition.

Selling, General and Administrative

Selling, general and administrative costs include expenses related to our corporate operations, including costs for sales and marketing; finance; legal; and environmental, health and safety functions of our organization. These costs are principally driven by personnel expenses.

Taxes

Our business has historically been conducted through entities organized as partnerships for tax purposes and we have not been subject to United States federal, state and local income taxes. As a result of the Offering Transactions, Vista Proppants and Logistics Inc. will become subject to United States federal, state and local income tax on its allocable portion of the income of Vista OpCo at prevailing corporate tax rates. Our effective income tax rate will be dependent on many factors, including varying state tax rates, the nondeductible portion of meals and entertainment expenditures, allowable percentage depletion in excess of basis, and various other expenses not deductible under current tax law.

How We Evaluate Our Business

Our management team evaluates our business using a variety of financial and operational metrics, including total tons sold, average selling price, gross profit and production costs, and Adjusted EBITDA. We view these metrics as important factors in evaluating our profitability and review these measurements frequently to analyze trends in our business and make strategic decisions.

Total Tons Sold

We view the total volume of sand sold as an important measure of our ability to effectively utilize our assets. Higher volumes improve profitability by spreading fixed costs over greater volumes. Our sales volumes are subject to seasonality with higher volumes in the summer months due to seasonal fluctuations in weather that impact our production levels.

Average Selling Price

We evaluate the price we receive for our sand on an average sales price per ton basis. Our average selling price per ton represents our sand sales revenue divided by total tons of sand sold. Our average selling price per ton varies depending on whether sales are FOB mine or in-basin.

Gross Profit and Production Costs

We market our frac sand production primarily under long-term take-or-pay contracts that either have fixed prices for our production or market-based prices for our production that fluctuate with the increases (or decreases) in rig count or oil prices. Additionally, we sell sand on the spot market at current prevailing prices. When market conditions are favorable, we look to enter into long-term take-or-pay contracts with our customers that are intended to mitigate our exposure to the potential price volatility of the spot market for frac sand and to enhance the stability of our cash flows. Gross profit will primarily be affected by the price we are able to receive for the sale of our frac sand and our ability to control other direct and indirect costs associated with the production and processing of frac sand. Gross profit equals revenues less costs of sales.

We also use production costs, which we define as costs of sales, excluding royalty expense and depreciation, depletion and amortization expense, to measure our financial performance. We believe production costs is a meaningful measure because it provides a measure of operating performance that is unaffected by historical cost basis and provides insight into the efficiency of our operations.

The following table presents a reconciliation of cost of sales, our most directly comparable GAAP measure, to production costs for the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016 and 2015:

	Historical
(Dollars in thousands)	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Cost of sales	$73,722	$42,930	$102,118	$73,250
Depreciation, depletion and amortization expense	11,243	6,700	13,114	10,348
Royalty expense	5,600	2,785	6,574	8,019

Production Costs	$56,879	$33,445	$82,431	$54,883

Cost of sales per ton (frac sand) (i)	$44.49	$43.06	$43.09	$31.33
Production costs per ton (frac sand) (i)	$34.33	$33.55	$34.78	$23.48

(i)	There is no incremental cost associated with the production of industrial sand, which is a byproduct of our frac sand mining operations. Accordingly, cost of sales per ton (frac sand) for a given period represents total cost of sales for such period divided by the total tons of frac sand produced in such period and production costs per ton (frac sand) for a given period represents total production costs for such period divided by total tons of frac sand produced in such period.

Adjusted EBITDA

We define EBITDA as net income (loss), plus interest expense (income), tax expense (benefit) and depreciation, depletion and amortization expense. We defined Adjusted EBITDA as EBITDA further adjusted to exclude share-based compensation, other non-cash charges and extraordinary or other items not core to our operations. Adjusted EBITDA is used as a supplemental financial measure by our management and external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	our compliance with our financial covenants under certain of our debt agreements, including the Term Loan Facility; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that Adjusted EBITDA provides useful information to investors because, when viewed with our GAAP results and the accompanying reconciliations, it provides a more complete understanding of our performance than GAAP results alone. We also believe that external users of our financial statements benefit from having access to the same financial measures that management uses in evaluating the results of our business. In addition, we expect that a metric similar to Adjusted EBITDA will be used by the lenders under our anticipated new revolving credit facility to measure our compliance with certain financial covenants.

The following table presents a reconciliation of net income (loss), our most directly comparable GAAP measure, to Adjusted EBITDA for the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016 and 2015:

	Historical
(Dollars in thousands)	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss)	$15,484	$1,287	$4,406	$27,545
Add (subtract):
Interest expense	4,896	3,367	7,094	7,049
Depreciation, depletion and amortization	11,243	6,700	13,114	10,348
State franchise taxes	229	140	136	242

EBITDA	$31,852	$11,494	$24,750	$45,184

Adjustments:
Share-based compensation(1)	—	55	110	220
Unrealized (gain) loss on investments(2)	(6)	(38)	—	17
Litigation expense(3)	30	—	—	—
(Gain) loss on abandonments and disposals of property, plant and equipment(4)	(382)	(795)	1,645	2,695
Loss on extinguishment of debt(5)	1,673	—	—	—

Adjusted EBITDA	$33,167	$10,716	$26,505	$48,117

(1)	Reflects an adjustment for of equity based compensation granted to an employee of Lonestar.
(2)	Reflects a loss on short-term investment held on balance sheet at year-end 2015.
(3)	Reflects legal fees relating to a litigation involving Bulk. See “Business—Legal Proceedings.”
(4)	Reflects the trade-in and early termination of capital leases as well as disposal of mine assets.
(5)	Reflects a write-off of deferred borrowing costs associated with the extinguishment of the related debt.

Production costs and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Costs of sales is the GAAP measure most directly comparable to production costs and net income is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider production costs or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because production costs and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Results of Operations

As discussed above under “The March 2017 Transaction,” on March 20, 2017, our pre-IPO owners completed a transaction in which each of Lonestar, MAALT and Bulk were acquired by Vista OpCo. The consolidated financial statements for periods preceding the March 2017 Transaction are presented for Lonestar and its wholly owned subsidiary (which was determined to be the predecessor to Vista OpCo for accounting purposes). The consolidated financial statements for periods succeeding the March 2017 Transaction present the financial position and results of operations of Vista OpCo and its wholly-owned subsidiaries, including Lonestar, MAALT and Bulk, and reflecting MAALT and Bulk as acquired businesses of Vista OpCo on March 20, 2017.

Six Months Ended June 30, 2017 Compared with Six Months Ended June 30, 2016

Net Sales

(Amounts in thousands, other than per ton figures)	Six months Ended June 30,		Change	Percentage Change
	2017	2016
Sales
Frac sand	$97,444	$50,769	$46,675	92%
Industrial sand	2,180	2,039	141	7%
Other sales	10,029	9	10,020	N/M

Total sales	$109,653	$52,817	$56,836	108%

Tons
Frac sand	1,657	997	660	66%
Industrial sand	253	177	76	43%

Total tons	1,910	1,174	736	63%

Average selling price per ton
Frac sand	$58.81	$50.92	$7.89	15%
Industrial sand	$8.62	$11.52	$(2.90)	(25)%
Overall average selling price per ton(1)	$52.16	$44.98	$7.18	16%
Percentage of volumes sold in-basin	54%	42%	13%	30%

(1)	Overall average selling price per ton represents our frac sand and industrial sand sales divided by total tons of frac sand and industrial sand sold. It excludes Other sales, which primarily include storage revenue.

Sales increased $56.8 million, or 108%, to $109.7 million for the six months ended June 30, 2017 compared to $52.8 million for the six months ended June 30, 2016. Tons sold increased approximately 0.7 million tons to 1.9 million tons for the six months ended June 30, 2017 compared to 1.2 million tons sold for the six months ended June 30, 2016, and overall average selling price per ton increased 16% from the comparable prior period. Furthermore, during the first half of 2017, we sold 54% of our volumes in-basin compared to 42% in-basin during the first half of 2016, which increased both our cost and our price per ton. The increase in tons sold is largely due to the stabilization of crude oil and natural gas pricing during the six months ended June 30, 2017.

We earned $10.1 million in transloading, storage, and trucking revenue for the period from March 20, 2017 to June 30, 2017 as a result of the acquisition of MAALT and Bulk in the March 2017 Transaction.

Cost of Sales

The following table presents consolidated revenues and expenses for the periods indicated. This information is derived from our condensed consolidated statements of operations (unaudited) for the six months ended June 30, 2017 and 2016.

(Dollars in thousands)	Six months Ended June 30,		Change	Percentage Change
	2017	2016
Net sales	$109,653	$52,817	$56,836	108%
Cost of sales	73,722	42,930	30,792	72%

Gross profit	35,931	9,887	26,044	263%
Selling, general and administrative expenses	13,329	4,046	9,283	229%
Loss on abandonments and disposals of property, plant and equipment	382	795	413	52%

Income from operations	22,220	5,046	17,174	340%
Other expense:
Interest expense	(4,896)	(3,367)	(1,529)	45%
Early extinguishment of debt	(1,673)	—	(1,673)	N/M
Other income (expense), net	62	(252)	314	(125)%

Total other expense, net	(6,507)	(3,619)	(2,888)	80%

Net income before taxes	15,713	1,427	14,286	N/M
State franchise taxes	229	140	89	64%

Net income	$15,484	$1,287	$14,197	1,103%

Cost of sales for the six months ended June 30, 2017 includes $10.9 million of expenses incurred by MAALT and Bulk for the period from March 20, 2017 to June 30, 2017. Overall, cost of sales increased $30.8 million, or 72%, to $73.7 million for the six months ended June 30, 2017 compared to $42.9 million for the six months ended June 30, 2016. During 2016, MAALT invested in, and developed, the infrastructure to allow for the growth of its transload business. The additional transload infrastructure has allowed us to have access to a wider geographic sales area and increased availability for customers. As overall demand for sand decreased in the first half of 2016 (largely due to the decrease in crude oil and natural gas prices beginning in 2014), we partnered with oil and gas service companies drilling in Texas and Oklahoma to offer sand in-basin at a lower cost than the sand being shipped from the northern United States. As a result, considerably more of our sales required transportation services, driving the increase in cost of sales. As our costs of shipping sand in-basin increased at a higher rate than our price per ton, we experienced lower gross profit margins in the first half of 2016 as compared to the first half of 2017 as the demand for sand increased (largely due to the stabilization of crude oil and natural gas pricing).

Transportation and related costs for the six months ended June 30, 2017 includes $2.2 million of expenses incurred by MAALT and Bulk for the period from March 20, 2017 to June 30, 2017. Overall, we incurred $39.7 million and $23.1 million of transportation and related costs for the six months ended June 30, 2017 and 2016, respectively. During the six months ended June 30, 2017, frac sand sales increased by over 50% compared to the six months ended June 30, 2016. We also experienced an increase of over 10% in our percentage of tons sold in-basin (requiring transportation costs) compared to the prior year period. This increase in total tonnage sold and increase in the percentage of tonnage sold in-basin resulted in the increase in transportation and related costs during the six months ended June 30, 2017.

Operating labor for the six months ended June 30, 2017 includes $7.6 million of expenses incurred by MAALT and Bulk for the period from March 20, 2017 to June 30, 2017. Overall, we incurred $12.4 million and $3.4 million of operating labor costs for the six months ended June 30, 2017 and 2016, respectively. The increase in labor costs incurred was primarily as a result of the March 20, 2017 transaction as well as increased headcount at the Cresson mine as the demand for sand increased, along with production, and as we hire additional employees for our recently completed Tolar mine.

Electricity and drying fuel costs for the six months ended June 30, 2017 includes less than $0.1 million of expenses incurred by MAALT and Bulk for the period from March 20, 2017 to June 30, 2017. Overall, we incurred $3.3 million and $2.0 million of electricity and drying fuel (principally natural gas) costs for the six months ended June 30, 2017 and 2016, respectively. The increase in electricity and drying fuel costs incurred was driven primarily by higher volumes of sand produced.

Maintenance and repair costs for the six months ended June 30, 2017 includes $1.1 million of expenses incurred by MAALT and Bulk for the period from March 20, 2017 to June 30, 2017. Overall, we incurred $4.3 million and $2.7 million of maintenance and repair costs for the six months ended June 30, 2017 and 2016, respectively. The $1.6 million increase was primarily a result of the addition of MAALT and Bulk as well as increased volumes of sand produced, additional work on heavy equipment used for mining, and various expansion projects commenced at the Cresson facility in the first half of 2017.

As a percentage of sales, royalty costs remained a consistent 5% of sales for the six months ended June 30, 2017 and 2016. Royalty expense doubled during the six months ended June 30, 2017 compared to the prior year, and includes $1.1 million of minimum royalties related to properties not currently being mined.

Depreciation, depletion and amortization included in cost of sales for the six months ended June 30, 2017 was $11.2 million as compared to $6.7 million for the six months ended June 30, 2016. The increase period over period is a result of the property acquired as a result of the March 2017 Transaction as well as the step-up in fair value resulting from the business combination. In addition, the Cresson expansion projects were placed in service in the second quarter of 2017, adding $0.4 million of depreciation.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2017 includes $4.7 million of expenses incurred by MAALT and Bulk for the period from March 20, 2017 to June 30, 2017. Overall, selling, general and administrative expenses increased $9.3 million, or 229%, to $13.3 million for the six months ended June 30, 2017 compared to $4.0 million for the six months ended June 30, 2016.

The increase resulted from higher compensation expense as a result of additional headcount, higher bonus accruals directly correlated with our higher forecasted sales and updated bonus programs, and higher professional fees as we transition to operating as a public company. We also expect that general and administrative expenses will continue to increase in absolute dollars as we expand our operations.

We expect to incur additional expenses as we grow our operations and transition to operating as a public company, including higher legal, corporate insurance, accounting and auditing expenses, and the additional costs associated with enhancing and maintaining our internal control environment through the adoption of new corporate policies, compliance under the Exchange Act, annual and quarterly reports to stockholders, registrar and transfer agent fees and NASDAQ listing fees.

Gain on abandonments and disposals of property, plant and equipment

Gain on abandonments and disposals of property, plant and equipment of $0.4 million for the six months ended June 30, 2017 relates to the early termination of heavy equipment leased under capital leases.

Early extinguishment of debt

In connection with the refinancing of our Term Loan Facility on March 1, 2017, we recorded an early extinguishment of debt charge totaling $1.7 million.

Interest Expense

Interest expense increased 45% period over period to $4.9 million for the six months ended June 30, 2017 compared to $3.4 million for the six months ended June 30, 2016. $0.4 million of interest expense included in the six months ended June 30, 2017 relates to MAALT and Bulk. The additional increase in interest expense period over period primarily relates to the new senior credit agreement entered into on March 1, 2017 in which we borrowed an increased amount of debt, as compared to the prior year period.

Taxes

Our businesses have historically been conducted through entities organized as partnerships for tax purposes and we have not historically been subject to United States federal, state and local income taxes.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Net Sales

(Amounts in thousands, other than per ton figures)	Year Ended December 31,		Change	Percentage Change
	2016	2015
Sales
Frac sand	$120,851	$113,841	$7,010	6%
Industrial sand	4,020	3,791	229	6%
Other sales	13	1,505	(1,492)	N/M

Total sales	$124,884	$119,137	$5,747	5%

Tons
Frac sand	2,370	2,338	32	1%
Industrial sand	364	347	18	5%

Total tons	2,734	2,684	50	2%

Average selling price per ton
Frac sand	$51.00	$48.70	$2.30	5%
Industrial sand	$11.04	$10.94	$0.09	1%
Overall average selling price per ton(1)	$45.67	$43.82	$1.85	4%
Percentage of volumes sold in-basin	46%	30%	16%	52%

(1)	Overall average selling price per ton represents our frac sand and industrial sand sales divided by total tons of frac sand and industrial sand sold. It excludes Other sales, which primarily include storage revenue.

Sales increased $5.8 million, or 5%, to $124.9 million for the year ended December 31, 2016 compared to $119.1 million for the year ended December 31, 2015. Tons sold increased approximately 50,000 tons to 2.7 million tons for the year ended December 31, 2016 compared to 2.7 million tons sold for the year ended December 31, 2015, and overall average selling price per ton increased 4% from the comparable prior period. Furthermore, during 2016, we sold 46% of our volumes in-basin compared to 30% in-basin during 2015, which increased both our cost and our price per ton.

We earned $1.5 million in storage revenue for the year ended December 31, 2015. The related customer contract was amended in 2016 to exclude storage services and, as a result, we did not earn any storage revenue for the year ended December 31, 2016.

Cost of Sales

The following table presents consolidated revenues and expenses for the periods indicated. This information is derived from our consolidated statements of income for the years ended December 31, 2016 and 2015.

(Dollars in thousands)	Year Ended December 31,		Change	Percentage Change
	2016	2015
Net sales	$124,884	$119,137	$5,747	5%
Cost of sales	102,118	73,250	28,868	39%

Gross profit	22,766	45,887	(23,121)	(50)%
Selling, general and administrative expenses	9,564	9,342	222	2%
Loss on abandonments and disposals of property, plant and equipment	1,645	2,695	(1,050)	(39)%

Income from operations	11,557	33,850	(22,293)	(66)%
Other income (expense):
Interest expense	(7,094)	(7,049)	(45)	1%
Other income, net	80	986	(906)	(92)%

Total other expense, net	(7,014)	(6,063)	(951)	16%

Net income before taxes	4,543	27,787	(23,244)	(84)%
State franchise taxes	136	242	(106)	(44)%

Net income	$4,406	$27,545	(23,138)	(84)%

Cost of sales increased $28.9 million, or 39%, to $102.1 million for the year ended December 31, 2016 compared to $73.2 million for the year ended December 31, 2015. During 2015 and 2016, MAALT invested in, and developed, the infrastructure to allow for the growth of its transload business including the addition of four new transload facilities across Texas and Oklahoma. MAALT’s investment in the growth of the business in 2015 and 2016 totaled $19.6 million. The additional transload infrastructure has allowed us to have access to a wider geographic sales area and increased availability for customers. As overall demand for sand decreased from 2015 to 2016 (largely due to the decrease in crude oil and natural gas prices beginning in 2014), we partnered with oil and gas service companies drilling in Texas and Oklahoma to offer sand in-basin at a lower cost than the sand being shipped from the northern United States. As a result, considerably more of our sales required transportation services, driving the increase in cost of sales. As our costs of shipping sand in-basin increased at a higher rate than our price per ton, we experienced lower gross profit margins in 2016 as compared to 2015.

We incurred $57.1 million and $27.4 million of transportation and related costs for the years ended December 31, 2016 and 2015, respectively. These costs increased for reasons explained above. As a percentage of sales, transportation and related costs increased to 46% for the year ended December 31, 2016 compared to 23% for the year ended December 31, 2015 primarily due to increased in-basin sales.

We incurred $7.3 million and $9.0 million of operating labor costs for the years ended December 31, 2016 and 2015, respectively. The $1.7 million decrease in labor costs incurred was primarily due to a reduction in overtime wages and the outsourcing of drivers to an affiliate in 2016 as a result of our cost improvement efforts.

We incurred $4.7 million and $4.4 million of electricity and drying fuel (principally natural gas) costs for the years ended December 31, 2016 and 2015, respectively. The increase in electricity and drying fuel costs incurred was driven primarily by higher volumes of sand produced.

We incurred $6.6 million and $7.5 million of maintenance and repair costs for the years ended December 31, 2016 and 2015, respectively. The decrease was a result of higher contract labor incurred during 2015 as we focused on improving capacity levels at our Cresson facility.

Offsetting the increase in cost of sales is a $1.4 million decrease in royalty expense for the year ended December 31, 2016 compared to the year ended December 31, 2015. As a result of a renegotiation of royalty terms with one of our royalty owners, royalty expense decreased to $6.6 million for the year ended December 31, 2016, or 18%, compared to $8.0 million for the year ended December 31, 2015. As a percentage of sales, royalty costs decreased to 5% for the year ended December 31, 2016 compared to 7% for the year ended December 31, 2015.

Depreciation, depletion and amortization included in cost of sales for 2016 was $13.1 million compared to $10.3 million for 2015 as a result of the addition of assets at the Cresson mine and expansion of the supporting transload facility constructed during 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.2 million, or 2.4%, to $9.6 million for the year ended December 31, 2016 compared to $9.3 million for the year ended December 31, 2015, primarily due to higher compensation expense as a result of additional headcount. As a percentage of sales, selling, general and administrative expenses were approximately in line with the prior year. We also expect that general and administrative expenses will continue to increase in absolute dollars as we expand our operations.

We expect to incur additional expenses as we grow our operations and transition to operating as a public company, including higher legal, corporate insurance, accounting and auditing expenses, and the additional costs associated with enhancing and maintaining our internal control environment through the adoption of new corporate policies, compliance under the Exchange Act, annual and quarterly reports to stockholders, registrar and transfer agent fees and NASDAQ listing fees.

Loss on disposals of property, plant and equipment

Loss on disposals of property, plant and equipment decreased $1.1 million for the year ended December 31, 2016 compared to the year ended December 31, 2015 as a result of our write-off of capitalized amounts in connection with the early termination of heavy equipment leased under capital leases, as well the disposal of a significant mine asset in 2015.

Interest Expense

Interest expense was relatively consistent year over year at $7.1 million for the year ended December 31, 2016 compared to $7.0 million for the year ended December 31, 2015. Although outstanding debt balances decreased year over year, interest expense remained relatively consistent as a result of increased borrowings on our working capital revolver in 2016, as well as interest paid on a 2016 promissory note to a new land owner, offset by reduced interest expense relating to the Term Loan Facility.

Other Income

In 2015, we received insurance proceeds relating to a business interruption claim from 2013. No such proceeds were received in 2016.

Taxes

Our business has historically been conducted through entities organized as partnerships for tax purposes and we have not historically been subject to United States federal, state and local income taxes.

Liquidity and Capital Resources

Our principal liquidity requirements have historically been to service our debt, to meet our working capital, capital expenditure and mine development expenditure needs, and to finance acquisitions. We have historically satisfied our liquidity and capital investment needs with funds generated through operations and through borrowings under our credit facilities. More recently, we have partnered with our Sponsor to further fund the construction of our greenfield sites through its capital investment of $25 million into Vista OpCo.

We expect to utilize the $25 million received in connection with our Sponsor’s investment, along with the additional borrowings under the credit facilities discussed below and operating cash flows, to fund the completion of the Tolar and Winkler County locations in the total amount of $170 million.

Following completion of this offering, we believe that cash generated through operations and our financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next 12 months.

We expect that our future principal uses of cash will be for working capital, capital expenditures, funding our debt service obligations, paying income taxes and obligations under our tax receivable agreement and making distributions to our stockholders in accordance with our dividend policy, if and to the extent declared by our board of directors. We expect our principal sources of liquidity will be cash generated by our operations, borrowings under a new revolving credit facility that we expect to enter into in connection with this offering and issuances of debt and equity securities, and we believe that cash from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements.

In the event our board of directors determine that we should declare or pay any dividend on our shares of Class A common stock, our ability to make such dividend distributions to our stockholders will be dependent on a number of factors, including among others: general economic and business conditions; our strategic plans and prospects; our business and investment opportunities; our financial condition and operating results; working capital requirements and other anticipated cash needs; contractual restrictions and obligations; legal, tax and regulatory restrictions; restrictions on the payment of distributions by our subsidiaries to us; and other relevant factors.

There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Future cash flows are subject to a number of variables, and are highly dependent on the activity of our customers, which in turn is highly dependent on crude oil and natural gas prices. Depending upon market conditions and other factors, we may issue equity and debt securities or take other actions necessary to fund our business or meet our future obligations.

Term Loan Facility

On March 1, 2017, Lonestar completed a debt refinancing that redeemed its $75.0 million senior secured credit agreement, and entered into the Prior Credit Agreement, which provided for the Term Loan Facility in the original amount of $125.0 million, with the option to request incremental loans not to exceed $60.0 million. On November 9, 2017, we replaced the Prior Credit Agreement with the New Credit Agreement, which provides for the Term Loan Facility in the principal amount of $210.0 million (of which $125.0 million was the original principal amount under (before capitalized interest) the Prior Credit Agreement and $85.0 million represented incremental borrowings made on November 9, 2017), with the option to request incremental loans not to exceed $60.0 million. VPROP Operating, LLC, a wholly owned subsidiary of Vista OpCo, is the borrower under the Term Loan Facility. Vista OpCo, along with each of its subsidiaries other than the Borrower, including Lonestar, MAALT and Bulk, guarantees the Borrower’s obligations under the Term Loan Facility. The Term Loan Facility bears interest at LIBOR (with a floor of 1%) plus 9.5%, of which 1% is paid in kind on a quarterly basis. Prior to August 1, 2017, the Term Loan Facility bore interest at LIBOR (with a floor of 1%) plus 8.00%, of which 1% was paid in kind on a quarterly basis. The Term Loan Facility matures on August 1, 2021 and principal payments will commence in June 2018. The Term Loan Facility contains affirmative and negative covenants and customary events of default. See “Description of Certain Indebtedness—Term Loan Facility.”

Line of Credit

At June 30, 2017, Lonestar also had a line-of-credit arrangement for short-term financing with a bank under which Lonestar could borrow up to $10.0 million. The line-of-credit was amended in August 2017 with an increased borrowing limit of $40 million. At June 30, 2017 and December 31, 2016, the unused portion of the credit line was $10.0 million, all of which was available for borrowing. The line-of-credit bears interest at the lesser of (a) the sum of the Prime Rate (4.25%, 3.75% and 3.50% at June 30, 2017, December 31, 2016 and 2015, respectively) plus 0.50%, provided that the interest rate shall never fall below 3.75%; or (b) the maximum rate, as defined. Prior to September 2015, the line-of-credit bore interest at the lesser of the sum of the Prime Rate, plus 1%, provided that the interest rate never fell below 4%. At June 30, 2017, December 31, 2016 and 2015, the line-of-credit incurred interest at 4.75%, 4.25% and 4.00%, respectively. The line-of-credit originally matured on May 14, 2017 and has been extended through August 14, 2018. See “Description of Certain Indebtedness—Line-of-Credit.”

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due.

The following table presents the components of our working capital as of June 30, 2017, December 31, 2016 and December 31, 2015.

(Dollars in thousands)	June 30, 2017	December 31,
		2016	2015
Current assets:
Cash	$60,704	$4,504	$139
Investments	—	—	7,982
Certificate of deposit	186	862	—
Accounts receivable, net	39,171	24,646	19,938
Other receivables, related parties	223	85	265
Inventories	4,604	5,838	5,932
Prepaid expenses and other current assets	4,422	1,323	1,575

Total current assets	$109,310	$37,258	$35,832

Current liabilities:
Accounts payable	$12,065	$11,599	$4,203
Accrued royalty	1,016	936	1,391
Sales tax payable	—	13	1,698
Lease reserve payable	—	—	5,500
Accrued expenses and other current liabilities	16,095	4,710	10,368
Accounts payable, related parties	560	1,707	603
Line-of-credit	1,000	—	—
Current portion of capital lease obligations	4,012	1,298	3,733
Current portion of long-term debt	9,009	361	5,747
Current portion of deferred revenue	372	—	—

Total current liabilities	$44,129	$20,624	$33,244

Working capital	$65,181	$16,634	$2,588

June 30, 2017 Compared to December 31, 2016

Our working capital was $65.2 million at June 30, 2017 compared to working capital of $16.6 million at December 31, 2016.

Cash increased by $56.2 million from December 31, 2016 to June 30, 2017 primarily due to $29.1 million in cash received from the March 2017 Transaction, $45.5 million in proceeds related to the refinancing of the Term Loan Facility partially offset by $36 million invested in capital expenditures.

Accounts payable and accrued liabilities increased $10.8 million from December 31, 2016 to June 30, 2017 primarily due to the purchase of the right to lease the new Barnhart transload facility and the additional capital expenditures relating to the construction of the Tolar and Winkler County mines. In addition, accounts payable and accrued liabilities of $4.9 million are related to the entities acquired in the March 2017 Transaction.

Current portion of capital lease obligations and current portion of long-term debt increased $11.4 million from December 31, 2016 to June 30, 2017 primarily due to leases and debt acquired in the March 2017 Transaction which were $8.2 million at June 30, 2017.

December 31, 2016 Compared to December 31, 2015

Our working capital was $16.6 million at December 31, 2016 compared to working capital of $2.6 million at December 31, 2015.

Net accounts receivable increased by $4.7 million from December 31, 2015 to December 31, 2016 primarily due to increases of raw frac sand volumes sold in the quarter of 2016.

Accounts payable and accrued liabilities decreased $5.9 million from December 31, 2015 to December 31, 2016, primarily due to payment of construction expenses related to certain capital projects in 2015.

Cash Flows

The significant captions and amounts from our historical financial statements are summarized below. Negative amounts represent a net outflow, or use of cash.

(Dollars in thousands)	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by (used in) operating activities	$18,687	$4,284	$18,947	$35,347
Net cash provided by (used in) investing activities	(36,995)	(2,501)	(4,420)	(19,855)
Net cash provided by (used in) financing activities	73,011	(1,672)	(10,161)	(31,994)

Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation, depletion and amortization and the effect of working capital changed.

Net cash provided by operating activities was $18.7 million for the six months ended June 30, 2017 compared to $4.3 million for the six months ended June 30, 2016. This $14.4 million increase is primarily the result of a $15.2 million increase in net income attributable to a 0.7 million increase in tons sold for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 and a higher average sales price per ton of frac sand of $57.97 for the six months ended June 30, 2017 compared to $52.97 for the six months ended June 30, 2016. The increase in cash provided by operating activities at June 30, 2017 was partially offset by an increase in accounts receivable and prepaid expenses and other current assets. While accounts receivable remained relatively consistent from December 31, 2015 to June 30, 2016, it increased $11.3 million from December 31, 2016 to June 30, 2017 as a direct result of an increase in tons sold and average sales price. The $2.5 million increase in prepaid expenses and other current assets is primarily a result of the capitalized costs of pursuing this offering incurred during the six months ended June 30, 2017, which did not exist during the six months ended June 30, 2016.

Net cash provided by operating activities was $18.9 million for the year ended December 31, 2016 compared to $35.3 million for the year ended December 31, 2015. This $16.4 million decrease is primarily the result of a $23.2 million decrease in net income attributable to increases in our cost of sales from $27.29 per ton in 2015 to $37.35 per ton in 2016 combined with an 0.7 million increase in tons sold for the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase in cost of sales was partially offset by a $2.30 per ton increase in the average sales price per ton of frac sand sold year over year. In addition, this decrease in our cash earnings was partially offset by changes in working capital, including a $1.0 million smaller increase in accounts receivable year over year of $4.8 million from 2015 to 2016 compared to an increase of $5.8 million year over year from 2014 to 2015. In addition, while inventories increased $2.2 million from 2014 to 2015, inventory levels remained relatively consistent from 2015 to 2016 as production stabilized and an ideal stockpile size was realized. Prepaid expenses and other current assets increased $1.0 million from 2014 to 2015 as a result of Lonestar financing an insurance premium. In 2015, as payments were made against the financed portion of insurance, prepaid expenses and other current assets decreased.

Investing Activities

Net cash used in investing activities was $37.0 million for the six months ended June 30, 2017 compared to $2.5 million for the six months ended June 30, 2016. The use of cash for the six months ended June 30, 2017 was due to the $36.9 million in capital expenditures relating to $10.0 million of ongoing expansion efforts at our Cresson mine, $21.1 million invested in the construction and development of our Tolar mine and $6.9 million invested in the construction and development of our West Texas mine.

Net cash used in investing activities was $4.4 million for the year ended December 31, 2016 compared to $19.9 million for the year ended December 31, 2015. The use of cash for the year ended December 31, 2016 was due to $9.6 million in capital expenditures relating to the purchase of heavy equipment, ongoing construction and major maintenance at our Cresson mine as well as $3.5 million in reserve acquisition costs, partially offset by the net sale of investments of $8.0 million. The use of cash for the year ended December 31, 2015 was due to $23.1 million of capital expenditures relating to the construction and major maintenance of assets at our Cresson mine as well as $1.1 million in reserve acquisition costs, partially offset by the net purchase of investments of $8.0 million.

Financing Activities

Net cash provided by financing activities was $73.5 million for the six months ended June 30, 2017, which included refinancing of the Term Loan Facility, generating cash proceeds of $55.0 million and $24.4 million of net cash received as a result of the March 2017 Transaction. These proceeds were offset by $7.4 million of payments on debt, the capitalization of deferred borrowing costs of $3.1 million, and distributions of $3.2 million.

Net cash used in financing activities was $1.7 million for the six months ended June 30, 2016. The financing activities included payment on debt and capital leases totaling $4.3 million and distributions of $1.5 million, offset by net proceeds from the line-of-credit of $4.2 million.

Net cash used in financing activities was $10.2 million for the year ended December 31, 2016, which included $5.8 million in repayments of long-term debt, $2.0 million in payments on capital leases and $2.3 million in partners’ distributions.

Net cash used in financing activities was $32.0 million for the year ended December 31, 2015, which included $2.6 million in repayments of long-term debt, $2.3 million in payments on capital leases, $0.9 million in repayments on a seller note payable and $26.0 million in partners’ distributions.

Contractual Obligations and Commercial Commitments

The following table presents our contractual obligations and other commitments as of December 31, 2016:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$73,040	$361	$29,349	$43,330	$—
Interest	45,047	10,628	32,128	2,291	—
Equipment lease obligations(2)	2,287	1,298	990	—	—
Notes Payable, related parties(3)	1,582	—	1,582	—	—
Asset retirement obligations(4)	1,160	—	—	—	1,160
Equipment and office operating leases(5)	28,803	7,654	18,298	2,851	—
Royalty minimums(6)	97,414	12,994	22,072	14,668	47,680
Other long-term liabilities(7)	952	952	—	—	—

	$205,238	$23,259	$72,291	$60,849	$48,839

(1)	The old senior secured credit facility had a maturity date of September 18, 2018. On March 1, 2017, we repaid in full the old senior secured credit facility and entered into the Prior Credit Agreement. On November 9, 2017, we replaced the Prior Credit Agreement with the New Credit Agreement, which governs the terms of the Term Loan Facility. The Term Loan Facility has a maturity date of August 1, 2021 and principal payments will commence in June 2018. See “Description of Certain Indebtedness—Term Loan Facility.” We have financed certain equipment and automobile purchases and construction projects by entering into various debt agreements. Interest rates on these notes ranged from 0% to 6.99% and maturities range from 2017 through 2021. In August 2016, we entered into a note payable with the lessor of additional reserves located in Hood County, Texas. The note bears interest at 7% and requires monthly interest payments and quarterly principal payments until maturity in August 2018.
(2)	Through December 31, 2016, we entered into various lease arrangements to lease operational equipment. Interest rates on these lease arrangements ranged from 0% to 4.75% and maturities range from 2017 through 2018.
(3)	We are party to certain notes payable with various related parties relating to management fees and amounts due to reimburse expenses incurred during the formation of Lonestar. Interest rates on these notes ranged from 5% to 10% and these notes all mature in March 2020. See “Certain Relationships and Related Person Transactions.” We repaid these amounts in full in July 2017.
(4)	The asset retirement obligation represents the fair value of post closure reclamation and site restoration commitments for the Cresson property and processing facility.
(5)	We have entered into non-cancelable long-term operating leases for certain portable buildings, office equipment, operational equipment, storage and transload facilities and rail equipment, which expire in various years through 2024.
(6)	Minimum royalty payments under our leases range from $675,000 to $3,250,000 annually with various conditions set forth in the different lease agreements. See Note F to the consolidated financial statements included elsewhere in this prospectus.
(7)	Other long-term obligations include payment to a related party of $3.00 per ton for the first one million tons of sand that passes through our Dilley transload facility. See Note N to the consolidated financial statements included elsewhere in this prospectus.

The following table presents our contractual obligations and other commitments as of June 30, 2017, which reflects the March 2017 Transaction:

	Total	Within one year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt(1)(2)	$141,714	$9,009	$131,489	$581	$635
Interest	44,675	12,201	32,442	19	13
Equipment lease obligations(3)	11,764	4,012	7,752	—	—
Equipment lease obligations, related party(4)	1,887	387	1,500	—	—
Facility construction obligations(5)	150,000	150,000	—	—	—
Notes Payable, related parties(6)	1,582	1,582	—	—	—
Asset retirement obligations(7)	1,223	—	—	—	1,223
Equipment and office operating leases(8)	41,751	11,546	26,890	3,019	296
Royalty minimums(9)(10)	112,451	16,994	26,072	18,668	50,717
Other long-term liabilities(11)	313	313	—	—	—

	$507,360	$206,044	$226,145	$22,287	$52,884

(1)	On March 1, 2017, we repaid in full the old senior secured credit facility and entered into the Prior Credit Agreement. On November 9, 2017, we replaced the Prior Credit Agreement with the New Credit Agreement, which governs the terms of the Term Loan Facility. The Term Loan Facility has a maturity date of August 1, 2021 and principal payments will commence in June 2018. See “Description of Certain Indebtedness—Term Loan Facility.” Bulk has a revolving line-of-credit agreement with a bank that incurs interest annually at the Prime Rate (3.75% at June 30, 2017) plus 1%. The line-of-credit matures annually and currently matures on August 14, 2018. We have financed certain equipment and automobile purchases and construction projects by entering into various debt agreements. Interest rates on these notes ranged from 0% to 6.99% and maturities range from 2017 through 2021. In August 2016, we entered into a note payable with the lessor of additional reserves located in Hood County, Texas. The note bears interest at 7% and requires monthly interest payments and quarterly principal payments until maturity in August 2018.
(2)	MAALT financed the acquisition of land and the related construction of a sand storage and transloading facility by entering into a construction note payable, along with a related entity as a co-borrower, for which MAALT is jointly and severally liable. As of June 30, 2017, total borrowings outstanding under this arrangement were $9.2 million, of which $6.9 million was outstanding by MAALT and included in the table above and $2.4 million was outstanding by the related entity co-borrower not included in the table above. See Note H to the condensed consolidated financial statements included elsewhere in this prospectus.
(3)	Through June 30, 2017, we entered into various lease arrangements to lease operational equipment. Interest rates on these lease arrangements ranged from 0% to 4.75% and maturities range from 2017 through 2020.
(4)	Through June 30, 2017, we entered into a lease arrangement with a related party to lease operational equipment. Interest rates on this lease arrangement is 0% and the lease matures in 2020.
(5)	We executed a contract to construct a greenfield site in Tolar, Texas in March 2017. The amount disclosed is the total construction budget less amounts paid prior to June 30, 2017. We executed a contract to construct a greenfield site in Winkler County, Texas in July 2017. The amount disclosed includes the total construction less amounts paid prior to June 30, 2017.
(6)	We are party to certain notes payable with various related parties relating to management fees and amounts due to reimburse expenses incurred during the formation of Lonestar. Interest rates on these notes ranged from 5% to 10% and these notes all were paid in full during July 2017. See “Certain Relationships and Related Person Transactions.” We repaid these amounts in full in July 2017.
(7)	The asset retirement obligation represents the fair value of post closure reclamation and site restoration commitments for the Cresson property and processing facility.
(8)	We have entered into non-cancelable long-term operating leases for certain portable buildings, office equipment, operational equipment, storage and transload facilities and rail equipment, which expire in various years through 2024.

(9)	Minimum royalty payments under our leases range from $675,000 to $4,000,000 annually with various conditions set forth in the different lease agreements. See Note F to the consolidated financial statements included elsewhere in this prospectus.
(10)	Amounts include minimum royalties associated with the Cresson, Tolar and Winkler leases.
(11)	Other long-term obligations include payment to a related party of $3.00 per ton for the first one million tons of sand that passes through our Dilley transload facility. See Note N to the condensed consolidated financial statements included elsewhere in this prospectus.

Tax Receivable Agreement

As described in “Organizational Structure—Offering Transactions,” we intend to use a portion of the proceeds from this offering to purchase LLC Units from our existing owners, including members of our senior management. In addition, holders of LLC Units (other than Vista Proppants and Logistics Inc.) may, subject to certain conditions, from and after the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. on a one-for-one basis. Vista OpCo intends to have an election under Section 754 of the Code in effect for each taxable year in which an exchange of LLC Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Vista OpCo at the time of an exchange of LLC Units. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Vista OpCo. These increases in tax basis may reduce the amount of tax that Vista Proppants and Logistics Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase and increased deductions, and a court could sustain such a challenge.

We will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Vista Proppants and Logistics Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Vista Proppants and Logistics Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Vista Proppants and Logistics Inc. and not of Vista OpCo. Vista Proppants and Logistics Inc. expects to benefit from the remaining 15% of cash tax savings, if any, it realizes. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Vista Proppants and Logistics Inc. (calculated with certain assumptions) to the amount of such taxes that Vista Proppants and Logistics Inc. would have been required to pay had there been no increase to the tax basis of the assets of Vista OpCo as a result of the exchanges and had Vista Proppants and Logistics Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Vista Proppants and Logistics Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or Vista Proppants and Logistics Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Vista Proppants and Logistics Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income. We expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Vista OpCo, the payments that Vista Proppants and Logistics Inc. may make under the tax receivable agreement will be substantial. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the holders of LLC Units. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

We anticipate that the effects of the tax receivable agreement on our consolidated balance sheet as a result of the use of a portion of the proceeds from this offering to purchase LLC Units from our pre-IPO owners, as described in “Organizational Structure—Offering Transactions,” are as follows:

•	we will record an increase of $ in deferred tax assets (assuming the underwriters exercise in full their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by Vista Proppants and Logistics Inc. based on enacted U.S. federal and state tax rates at the date of the transaction. To the extent we estimate that Vista Proppants and Logistics Inc. will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase of $ (assuming the underwriters exercise in full their option to purchase additional shares) to amounts due pursuant to tax receivable agreement and the remaining 15% of the estimated realizable tax benefit, or $ (assuming the underwriters exercise their option to purchase additional shares), as an increase to additional paid-in capital.

Therefore, as of the date of the purchase of the LLC Units, on a cumulative basis the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase in stockholders’ equity of 15% of the estimated realizable tax benefit. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated.

All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Indemnification

We enter into contracts that contain a variety of indemnification obligations. Our maximum exposure under these arrangements is not known. However, we have not had prior claims or losses pursuant to these contracts and expect the risk of loss to be remote.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are likely to have a current or future material effect on our financial condition, changes in financial condition, sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally acceptable in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are the accounting policies we believe are critical to our consolidated financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Revenue Recognition

In general, we recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred or services have been rendered, the sales price charged is fixed or determinable, collectability is reasonably assured, and the risk of loss is transferred to the customer.

For sand sales, revenue is generally recognized when the sand leaves our plant or transload facility. The sand is generally transported via railcars or trucking companies hired by the customer. The revenues are primarily a function of the price per ton and the volumes sold. The majority of our revenues are realized through long-term take-or-pay contracts. The expiration dates of these contracts range from 2020 through 2023; however, certain contracts include extension periods, as defined in the respective contracts. These agreements define, among other commitments, the volume of product that our customers must purchase, the volume of product that we must provide and the price that we will charge and that our customers will pay for each ton of contracted product. Prices under these agreements are generally either fixed or indexed to the price of West Texas Intermediate crude oil and subject to adjustment, upward or downward. As a result, our realized prices may not increase (or decrease) at rates consistent with broader industry price increases or decreases. For example, during periods of rapid price growth, our realized prices may increase at a lesser rate than those of competitors, and during periods of price decline, our realized prices may outperform industry averages. With respect to our take-or-pay arrangements, once the customer is no longer contractually entitled to make up deficiencies, we recognize revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured. Such revenue is generally recognized at the end of a customer contract year rather than ratably over the respective contract year.

We sell a limited amount of sand under short-term price agreements or at prevailing market rates.

Our transportation revenue fluctuates based on several factors, including the volume of product we transport and the distance between our plant and our customers.

Certain of our sand sale arrangements contain provisions allowing us to recover portions of our invested capital to accommodate customer growth through a capital improvement contribution. Such amounts are invoiced as sand is sold to a customer, as a surcharge on a per ton basis, until the contractually determined amount is fully recovered through the surcharge at which point no further capital improvement contributions are received. Such capital improvement contributions are accounted for as upfront payments and recognized as revenue on a straight-line basis over five to ten years. The difference between the cash received or invoiced for these capital improvement contributions and the amount recorded using the straight-line method is recognized as deferred revenue.

Asset Retirement Obligations

We estimate the future cost of dismantling, restoring and reclaiming operating excavation sites and related facilities in accordance with our lease agreements as well as federal, state and local regulatory requirements and recognize reclamation obligations when extraction occurs and record them as liabilities at estimated fair value.

In addition, a corresponding increase in the carrying amount of the related asset is recorded and depreciated over such asset’s useful life or the estimated number of years of extraction. The asset retirement liability is accreted to expense over the estimated productive life of the related asset and is subject to adjustments to reflect changes in value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. If the reclamation obligation is settled for more or less than the carrying amount of the liability, a loss or gain will be recognized, respectively.

Inventory Valuation

Sand inventory is stated at the lower of cost or market using the average cost method. Costs applied to inventory include direct excavation costs, processing costs, overhead allocation, depreciation and depletion. Stockpile tonnages are calculated by measuring the number of tons added and removed from the stockpile. Costs are calculated on a per ton basis and are applied to the stockpiles based on the number of tons in the stockpile.

Depreciation and Depletion

All of our property, plant, and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an assets. The estimate of depreciation expense incorporates management assumptions regarding the useful economic lives of our assets.

We amortize the cost to acquire land and mineral rights using a units of production method, based on the total estimated reserves and tonnage extracted each period.

Impairment of Long-Lived Assets

We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets, including goodwill and other intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of future cash flows produced by the long-lived assets, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. A detailed determination of the fair value may be carried forward from one year to the next if certain criteria have been met. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Factors we generally consider important in our evaluation and that could trigger an impairment review of the carrying value of long-lived assets include significant underperformance relative to expected operating trends, significant changes in the way assets are used, underutilization of our tangible assets, discontinuance of certain products by us or by our customers, a decrease in estimated mineral reserves, and significant negative industry or economic trends.

The recoverability of the carrying value of our mineral properties is dependent upon the successful development, start-up and commercial production of our mineral deposit and the related processing facilities. Our changes in our mineral reserves, or the underlying estimates and assumptions, including estimated production costs. Assessing the economic feasibility requires certain estimates, including the prices of products to be produced and processing recovery rates, as well as operating and capital costs.

Although we believe the carrying values of our long-lived assets were realizable as of the relevant balance sheet date, future events could cause us to conclude otherwise.

Accounting for Contingencies

Our financial results may be affected by judgments and estimates related to loss contingencies. Litigation contingencies may require significant judgment in estimating amounts to accrue. We accrue liabilities for litigation or other loss contingencies when such liabilities are considered probable of occurring and the amount is reasonably estimable.

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the expenses are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that it judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.

GAAP prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management must determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position and management’s opinion is that there are no such uncertain positions as of December 31, 2016.

We evaluate quarterly the realizability of our deferred tax assets by assessing the need for a valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: a decline in sales or margins, increased competition or loss of market share. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended time to resolve. We believe that adequate provisions for income taxes have been made for all years.

The largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for statutory depletion. The deduction for statutory depletion does not necessarily change proportionately in income before income taxes.

In addition, we will be responsible to fund payments under the tax receivable agreement. We expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Vista

OpCo, the payments that we may make under the tax receivable agreement will be substantial. We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement will be estimated at the time of an exchange of LLC Units. All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Recent Accounting Pronouncements

For a complete description of new accounting pronouncements, see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

Market risk refers to the risk of loss from adverse changes in interest rates, market prices, commodity prices, and inflation. The primary market risks to which we are exposed are commodity price risk, interest rate risk and credit risk. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

The market for frac sand is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and consequently impact the activity levels of our customers in the oilfield services and E&P industries. However, because we generate a significant portion of our revenues under long-term take-or-pay contracts, we believe we have only limited direct exposure to short-term fluctuations in the prices of crude oil and natural gas. Sales under long-term take-or-pay contracts accounted for approximately 47% and 59% of our volume sold for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. We do not currently intend to hedge our indirect exposure to commodity price risk.

Interest Rate Risk

As of June 30, 2017, December 31, 2016 and December 31, 2015, the total outstanding balance of our variable-rate debt was primarily comprised of borrowings on our Term Loan Facility of $125.0 million, $70.1 million and $74.6 million, respectively. All borrowings bear interest at LIBOR (with a floor of 1%) plus an applicable spread, of which 1% is paid in kind on a quarterly basis.

Assuming no change in the outstanding balance of our existing variable rate debt, the following table illustrates the projected effect of a 100 basis point increase or decrease in the LIBOR rate on our annual interest expense as of June 30, 2017 and December 31, 2016 and December 31, 2015:

Change in Interest Expense
($ in thousands)	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Rate increase of 1%	$0.5 million	$0.3 million	$0.3 million
Rate decrease of 1%(1)	$—	$—	$—

(1)	Calculation of projected decrease in annual interest expense as a result of a 100 basis point decrease is reflective of any LIBOR floors or minimum interest rates stated in the agreements of the respective borrowings.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we may consider taking actions to further mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

Credit Risk

A significant portion of our revenue for the year ended December 31, 2016 was generated through long-term take-or-pay contracts with our customers. Our customers are concentrated in the oilfield services and E&P industries, all of which have been negatively impacted by the recent downturn in activity in the oil and natural gas industry. This concentration of counterparties operating in the oilfield services and E&P industries may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expires in accordance with its terms, and we are unable to renew or replace these contracts, our gross profit and cash flows may be adversely affected.

INDUSTRY

Unless otherwise indicated, all statistical data and related forecasts set forth in this “Industry” section is derived from Spears & Associates’ Hydraulic Fracturing Market report published in July 2017, Coras Research’s Sand Production Study: Preparing For A Texas Sand Storm published in July 2017 and Rystad Energy’s Frac Masters Report published in March 2017. We believe that the third-party sources are reliable and that the third-party information included in this prospectus is accurate and complete. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Industry Trends Impacting Our Business

Well productivity gains, escalating frac intensity and increases in crude oil and natural gas commodity prices, have driven a 52% increase in U.S. proppant demand from the fourth quarter of 2016 to the first quarter of 2017, according to Spears & Associates.

According to Rystad Energy, the wellhead breakeven price for U.S. shale crude oil has declined from approximately $65 per Bbl in 2014, the previous peak sand demand period, to approximately $40 per Bbl in 2016. Because of these cost efficiencies, E&P operators can continue to profitably drill and complete wells at lower oil and natural gas prices than was possible in 2014. We believe these lower completions costs should lead to more stable baseline frac sand demand during low oil price environments and are a key contributing factor to Spears & Associates, Coras Research and Rystad Energy all forecasting record sand demand in 2018.

Average U.S. Wellhead Crude Oil Breakeven Prices

(USD/Bbl)

Source: Rystad Energy, March 2017.

Total Proppant Demand

Increased demand for proppant has been driven by a combination of greater horizontal drilling activity, increasing lengths of horizontal laterals, improving rig efficiency and higher levels of proppant loading, all of which have increased over the past decade. The result of these proppant-intensive trends has been growth in total proppant demand and relatively greater levels of stability in proppant demand compared to products that experience large demand swings due to particular drilling or completion trends. When demand for frac sand increases, there may not be a corresponding increase in the prices of our products. See “Risk Factors—Risks Related to Our Business and Industry—Our business and financial performance depend on the level of activity in the oil and gas industries and the price of oil and natural gas.”

2017 Benchmarking of Drilling and Completion Metrics from 2014

Source: Spears & Associates, July 2017.

•	Rig Count Has Increased: According to Spears & Associates, U.S. onshore rig count increased by 42% from the second quarter of 2016 to the fourth quarter of 2016 and is projected to increase by 93% from 2016 to 2019. An increase in onshore rig count drives additional drilling activity, resulting in more wells drilled, the majority of which will require proppant for completions. In addition, horizontal rigs continue to represent an increasing proportion of total U.S. onshore rig count, and comprised 79% of total U.S. onshore rigs in 2016.

•	Drillers Are Extending the Reach of Lateral Sections of the Wellbore: Enhanced horizontal and directional drilling technologies have allowed E&P operators to drill increasingly long lateral lengths which are believed to enable higher hydrocarbon production per well and require more proppant to complete each well. According to Spears & Associates, the average lateral length of horizontal and directional wells is projected to increase from approximately 7,600 feet in 2015 to approximately 9,000 feet in 2018.

•	Drilling Programs Improve Rig Efficiency: The prevalence of pad drilling, tighter well spacing and efficiency gains from new, high-specification rigs have combined to result in more footage being drilled per rig, per year. Rigs are able to drill wells more quickly than before. According to Coras Research, average days to drill a well decreased from 23.2 days in the first quarter of 2016 to 20.2 days in February 2017. This improving rig efficiency, combined with a trend toward longer laterals, has led to growth in overall footage drilled that is well in excess of growth in rig count. According to Spears & Associates, U.S. land footage drilled is projected to increase by 108% from 2016 to 2019.

•

Proppant Intensity Is Increasing: Proppant intensity is the combination of the number of fracturing stages used per well and the amount of proppant used to complete each fracturing stage. In the past decade, E&P operators have begun fracturing more stages per well. According to Spears & Associates, the average number of fracturing stages per new U.S. horizontal well has increased from 22 stages per well in 2014 to 29 stages per well in 2016, and is expected to further increase to an average of 36 stages per new U.S. horizontal well in 2018. Similarly, according to Spears & Associates, the amount of proppant used per fracturing stage has increased 60% from the first quarter of 2014 through the second quarter of 2017. This increase in both the number of fracturing stages per well and the amount of proppant used per fracturing stage is expected to result in a considerable increase in proppant demand per well, which Spears & Associates estimates to increase from an average of 6,207 tons per well in 2016 to an average of approximately 9,000 tons per well in 2018.

Proppant Demand by Basin

(Millions of tons)

Source: Spears & Associates, July 2017.

Fine Grade Proppant Demand

Over the past decade, U.S. land oil and gas completions have increasingly shifted to utilizing slickwater or water-based hybrid frac fluids instead of gel or crosslinked fluids. According to Rystad Energy, approximately 92% of U.S. land well completions in the fourth quarter of 2016 utilized slickwater or hybrid fluids compared to 70% in the second quarter of 2014. This trend has been driven by a belief among E&P operators that the lower viscosity of slickwater fluid allows the fluid and accompanying proppant to penetrate deeper into formations than higher viscosity alternatives, thereby increasing the effectiveness of the fracture and increasing the resulting production from wells. However, due to the lower viscosity of the fluid, slickwater fluids have proven less effective in suspending and conveying the coarser grades of proppant traditionally used in hydraulic fracturing. As a result, slickwater fracturing applications utilize finer grades of sand that are able reach further into the fractures, resulting in increased stimulation and resource production. According to Coras Research, in 2016, 62% of total U.S. proppant demand was for fine grade sand, compared to 42% in 2014. This shift toward fine grades of proppant is expected to continue as Coras Research estimates demand for fine grade proppant will total 81% of total U.S. proppant demand in 2018. Northern White sand mines, which have historically produced a mix of sand grades including high volumes of coarse grade sand, are expected to continue to produce a smaller proportion of fine grade sand, with Coras Research estimating that Northern White mines will produce only 51% fine grade sand in 2018, compared to overall expected market demand of 81% during that year.

Historical and Projected Overall U.S. Proppant Demand Composition by Grade

Source: Coras Research, July 2017.

Proppant Demand in the Permian Basin

Due to the attractive wellhead breakeven economics common in the Permian Basin, drilling and completion activity in the region has recovered at a faster rate than any other region of the United States. Well completion activity in the region is somewhat insulated from rig count declines due to a large and growing inventory of drilled but uncompleted wells. This rapid growth in completion activity has led to a considerable increase in proppant demand in the Permian Basin. Due to the disproportionate and rapidly occurring growth in demand for fine grade proppant in the Permian Basin, however, in-basin proppant providers have been unable to produce the levels of fine grade sand needed to meet demand for fine grade proppant in the Permian Basin, a trend which is projected to continue through 2018, according to Coras Research. Because of this, fine grade proppant must be transported to the Permian Basin from other regional and Northern White sand mines in order to fill the existing gap in supply and demand. As a result, according to Coras Research, from 2016 to 2017, effective supply of Northern White sand is expected to increase 50%.

According to Spears & Associates, demand for proppant in the Permian Basin is expected to total 43 million tons in 2017. Coras Research estimates that 84% of proppant demand in the Permian Basin in 2017 will be for fine grade sand. However, Coras Research also estimates, the effective supply capacity for fine grade sand from West Texas sand mines in 2017 will total only 7.7 million tons, leaving a considerable amount of fine grade sand that must be transported to the Permian Basin from other regional and northern U.S. mines in order to fill the projected supply deficiency. This undersupply of proppant in the Permian Basin is projected to persist through 2018, as Spears & Associates estimates total Permian Basin proppant demand of 54 million in 2018 and Coras Research estimates only 28 million tons of effective Permian in-basin supply in 2018.

Historical and Projected West Texas Proppant Demand Composition by Grade

Source: Coras Research, July 2017.

Historical and Projected Effective In-Basin West Texas Proppant Supply

(Millions of tons)

Source: Coras Research, July 2017.

Proppant Supply Challenges in the Permian Basin

The significant recent and expected increase in demand for fine grade sand in the Permian Basin will require a substantial amount of new in-basin supply to be developed to avoid the need to continue relying on Wisconsin and higher cost regional producers to meet demand needs.

Prior to 2015, Wisconsin mines provided coarse grade Northern White sand in sufficient supply to meet the majority of proppant demand across the U.S. proppant market. According to Coras Research, in 2014 Northern White sand accounted for 71% of total proppant volume sold in the United States. However, as industry trends have shifted toward a preference for fine grade sand, and as proppant demand in the Permian Basin has come to represent an increasingly significant amount of total U.S. sand demand, Wisconsin mines have proven inherently disadvantaged to meet U.S. proppant demand, which has led to a significant decline in the relative contribution of Northern White sand to total U.S. proppant supply. As a result, according to Coras Research, in 2016, Northern White sand accounted for only 62% of U.S. sand sales, and in 2018, is expected to account for only 48% of total U.S. sand sales, based on effective supply. We believe that this trend is driven by the inability of Wisconsin mines to produce, transport and deliver proppant to the wellhead in the Permian and Eagle Ford basins at a cost that is competitive with in-basin and low cost out-of-basin regional proppant providers.

Current transload infrastructure is insufficient to meet future proppant demand levels projected in the Permian Basin. Barring the construction of dedicated transload assets by Wisconsin proppant providers, which would require overcoming significant barriers to successful construction and implementation, we believe Wisconsin mines will likely be unable to provide E&P companies with certainty of supply. As such, while Wisconsin mines have historically proven an important source of proppant supply into the Permian Basin, we believe that Wisconsin mines will not be able to effectively provide sufficient, low-cost fine grade proppant into the Permian Basin as a replacement to development of additional in-basin or low cost out-of-basin regional supply.

Many regional mines contain high levels of overburden, which yield high strip-to-ore ratios and increase the cost to produce proppant. Similarly, few regional providers have mines containing primarily fine grade proppant, which creates the need for many regional providers to produce less desirable coarse grade proppant alongside the desired fine grade proppant, reducing overall fine grade production capacity. Moreover, the sand in many regional mines lacks the combination of API specifications for crush resistance, sphericity, solubility and turbidity required by E&P companies. Regional providers that are not vertically integrated must also contend with increasing truck rates, as many regional providers rely solely on trucking long distances to transport proppant into the Permian Basin due to a lack of rail access. As the availability of truck transportation becomes increasingly constrained, we believe regional providers that are not vertically integrated will face difficulty guaranteeing customers proppant supply to the wellhead. We believe these factors limit the number of regional providers that can effectively compete with premium regional and in-basin proppant providers on cost, quality and security of transportation to the wellhead in the Permian Basin.

According to Coras Research, there are currently nine mine permits on file with the TCEQ, which are expected to bring 30 million tons of production capacity online by the end of 2018. However, we believe that the following challenges reduce the likelihood that currently planned production capacity additions will be fully realized on their stated timeline.

•	Environmental Restrictions: A number of environmental restrictions and concerns specific to the Permian Basin, including the protection of the dunes sagebrush lizard and the potential formation of groundwater conservation districts, require careful site selection. These items can create uncertainty and delays in the construction process and, post construction, could lead to the future shut down or curtailment of production at already constructed and operating facilities.

•	Water Sourcing Challenges: Sourcing water in the volumes and quality needed to meet sand processing requirements can be difficult and require the implementation of region-specific sand processing procedures that take time to develop.

•	Fit-For-Purpose Equipment Sourcing Challenges: The challenges inherent to producing proppant in the remote areas of the Permian Basin require fit-for-purpose equipment that can be costly and difficult to source. Additionally, once the appropriate equipment is sourced and the production facility built, expertise specific to the Permian Basin may be required to optimize the production process.

•	High Customer Standards for Quality: Customer standards in the Permian Basin require the combination of a number of attributes which are difficult to find in available sand reserves. Customer requirements dictate a need for proppant that meets API specifications for crush resistance, sphericity, solubility and turbidity. While a number of Permian Basin sand reserves may contain certain of these API specifications, we believe sand reserves with all of these characteristics are limited.

•	Limited Access to Utilities: Obtaining access to the utilities needed to operate efficiently and produce low-cost proppant, including access to power and natural gas, can take extended amounts of time, and, in certain locations, is not possible.

•	Challenges to Road Access: The use of heavy trucks in both the construction of facilities and the production of proppant requires the permitting and construction of roads to gain access to remotely located sand mines.

•	Difficulty Obtaining Surface Access Rights: Obtaining surface access rights and avoiding active oil and gas production prospects can be difficult and can cause project delays.

•	Lack of Quality Sand Reserves: Production of low cost proppant is facilitated by sand reserves that consist of large parcels of deep, homogeneous formations with low overburden and low clay content. We believe that many of the areas currently permitted for development of proppant mines may have some but not all of these characteristics.

•	Permitting Constraints: The process required to gain the necessary permits for air, road, water and other resources requires a significant amount of time and is prone to unexpected delays that must be overcome before production can begin.

•	High Capital Intensity: Sand mine construction projects require access to a significant amount of capital in order to purchase land and fund construction of the processing facility, storage and loading infrastructure.

Due to the challenges inherent to constructing a low cost proppant production facility with high-quality sand in the Permian Basin, there will likely be a continued need for non-Permian Basin sourced sand in the future.

Trucking and Transload Supply

The growth in proppant demand, particularly in the Permian, Eagle Ford and SCOOP/STACK basins, has outpaced the growth of the transload capacity required to support the transportation of proppant into the region. While nameplate transload capacity exceeds proppant demand, Coras Research estimates 75% of transload capacity is controlled by ten to 20 large companies, leaving proppant providers without dedicated transload assets vulnerable to transload shortages. While some build-out of unit train capable transload facilities has occurred, Coras Research indicates much of this build-out has been anchored by large E&P tenants resulting in a lack of unit train capable transload facilities available for use by proppant providers without dedicated transload assets. Currently, according to Coras Research, unit train-capable transload facilities account for 91% of Permian Basin transload capacity but only 55% of transload facilities. Similarly, in the Eagle Ford Basin, unit train-capable transload facilities account for 77% of transload capacity but only 22% of transload facilities.

While there is a clear need to build additional transload capacity, a number of challenges make the successful execution of such projects difficult. For example, effective transload operations require careful site selection, creating a finite number of locations suitable for development. Moreover, the identification of these locations, as well as facility design, project management and transload facility optimization requires a multifaceted requisite set of skills. In addition to these challenges, transload terminal construction requires a lengthy permitting and development process.

In addition to a lack of sufficient transload capacity, last-mile logistics capacity is expected to become increasingly constrained as the inability to find and hire qualified truck drivers has limited growth in the build-out of last-mile logistics capacity. As a result, trucking and demurrage rates have increased such that the radius for which last-mile transportation by truck is cost effective has declined to 100 miles or fewer. Consequently, we believe proppant providers with dedicated transload and last-mile and logistics assets will have an advantage over other proppants providers.

Trucking and Transload Demand

The overall tonnage of proppant required to complete a well has increased to a level beyond the capacity of legacy logistics infrastructure. According to Coras Research, proppant per well in the Permian Basin averaged 14 million pounds per well, which represents approximately 62 railcars of proppant. Large groups of railcars of proppant are customarily moved most efficiently via unit trains, which can command discounts on railroads and reduce overall logistics costs. As a result, the demand for unit train capable transload facilities, which can accommodate higher volumes of proppant, and new and more efficient technologies and infrastructure focused on transload facilities and last-mile logistics solutions, have increased. Recent increases in drilling rig activity, the lengths of laterals drilled and proppant intensity have increased the volume of proppant needed at the wellhead. Accordingly, the volume of proppant that must move through transload facilities to the wellhead via last-mile logistics assets has also increased, often requiring more proppant to be stored at the wellsite or transloads located in close proximity to the well. We believe vertically integrated proppant providers have enjoyed discounted rail rates largely unavailable to non-vertically integrated proppant providers and efficiency benefits from last-mile logistics solutions tailored to delivering larger quantities of sand to the wellhead in short periods of time.

Quarterly Historical and Projected Pounds of Proppant per Well

(Millions of pounds)

Source: Spears & Associates, July 2017.

This increase in proppant required per well has placed considerable strain on last-mile logistics assets, transload infrastructure and wellsite infrastructure. As the number of trucks of proppant required to complete a well has increased, congestion at the wellsite has become a growing issue. Such congestion commonly leads to demurrage, which results in increased well costs and, in some cases, well shutdowns due to an insufficient amount of sand on hand to complete a frac stage. Last-mile proppant logistics is also exposed to shortages in pneumatic trucks and labor inflation for qualified truck drivers.

Quarterly Proppant Pounds Per Lateral Foot

(Pounds)

Source: Spears & Associates, July 2017.

Aside from being an important contributor to growing sand demand, the amount of proppant used per lateral foot is often one of the most important considerations in determining last-mile logistics solutions as it determines how much sand must be stored on the well-site, how quickly sand must be pumped and, in some cases, how the well pad must be designed to accommodate truck traffic. As a result, a customer with high proppant loadings per foot may prefer a high velocity portable silo or portable conveyance system at their wellsite while a customer focused on longer hauls or potential road bottlenecks from the mine to the wellhead may prefer a box system.

We believe that the sharp increases in demand for transload and last-mile logistics capacity have created significant advantages for those proppant providers that have vertically integrated and flexible transload and last-mile logistics operations. Many non-vertically integrated proppant suppliers have entered into take-or-pay contracts with third party transload and last-mile logistics providers in order to satisfy the need of customers to guarantee proppant supply to the wellhead. While these contracts are effective in meeting transload and last-mile logistics needs, the take-or-pay nature of these contracts ties the proppant provider to sourcing proppant from the origin point tied to the contract, regardless of new proppant development projects that may no longer have access to the original origin point. Moreover, while non-vertically integrated proppant providers may be able to contract transload capacity, due to the anchoring of the majority of unit train capable transload terminals to large E&P companies, non-vertically integrated proppant providers often use non-unit train capable transload terminals. As railroad operators typically offer discounted rates for unit trains, non-vertically integrated proppant providers may not benefit from the reduced rail rates enjoyed by vertically integrated proppant providers with dedicated unit train capable transload terminals.

BUSINESS

Our Company

We are a leading in-basin provider of frac sand solutions for oil and gas well completions in prolific producing regions in Texas and Oklahoma. We offer leading E&P and oilfield service companies the high-quality, fine grade white sand that is most in demand in these basins with the cost advantages of a regional provider. Through our vertically integrated logistics network of 11 transload terminals throughout Texas and Oklahoma, and fleet of approximately 100 “last-mile” transport vehicles, our customers benefit from our mine-to-wellhead frac sand supply chain solutions and assured security of supply in the most active oil and gas regions of the United States, including the Permian Basin, Eagle Ford Shale and SCOOP/STACK. We mine all of our sand in Texas and believe we are the largest supplier of frac sand mined in Texas, as measured by produced tonnage per year.

We produce high-quality, fine grade 40/70-mesh, 100-mesh and 200-mesh sand. Marketed as “Texas Premium White,” our sand is comparable to sand mined in Wisconsin and Illinois, commonly referred to as “Northern White,” and meets applicable industry specifications and customer requirements for a large addressable market of wells. We believe the low overburden, homogeneous geology, and strategic location of our mines near multiple railroads and sustainable water and power sources provide us with cost advantages over other Texas-based sand mines. The proximity of our mines to active demand centers enables significantly lower logistics costs as compared to Northern White sand providers because our costs of transportation (based on published tariff rates of Class I and shortline railroads) are lower than Northern White sand providers for proppant delivered into the business we serve. Our mines are located near multiple rail lines, providing us with flexible logistics infrastructure and multiple rail delivery options into the major Texas and Oklahoma basins. We believe these advantages not only assure lower delivered cost, but also increase security of supply from mine-to-wellhead.

The following table summarizes key characteristics of our mining facilities:

Location	Reserves	Annual Production Capacity	Logistics Access	Basins Served	Commencement of Operations
Cresson, Texas	52.3 million tons (proven reserves) 77.3 million tons (probable reserves) 10-15% 40/70-mesh 85-90% 100-mesh 0-20% 200-mesh(1)	4.5 million tons	BNSF Railway, Union Pacific Railroad, Texas Pacífico Transportation Railway, trucking	Permian Basin, Eagle Ford Shale, SCOOP/STACK	2011

Tolar, Texas	18.7 million tons (proven reserves) 90-100% 100-mesh 0-10% 200-mesh	1.0 million tons	BNSF Railway, Union Pacific Railroad, Texas Pacífico Transportation Railway, trucking	Permian Basin, Eagle Ford Shale, SCOOP/STACK	November 2017

Winkler County, Texas	282.9 million tons (proven reserves) 35% 40/70-mesh 65% 100-mesh	3.0 million tons	Trucking	Midland Basin and Delaware Basin (sub-basins of the Permian Basin)	Under development / Anticipated first quarter of 2018

(1)	Historically, 200-mesh sand from the Cresson mine has been sold as an industrial product.

Our vertically integrated proprietary network of transload terminals and last-mile logistics capabilities enable us to provide our customers with complete mine-to-wellhead frac sand supply solutions. Our 11 existing transload terminals are strategically located in the most active U.S. basins, including the Permian Basin (six terminals), Eagle Ford Shale (one terminal) and SCOOP/STACK (two terminals). We utilize our transload terminals to deliver and store sand within trucking distance to the well site. To complement our network of transload terminals and complete our mine-to-wellhead capabilities, we own and operate a fleet of approximately 100 fit-for-purpose last-mile transport vehicles. Our vertically integrated operations allow us to provide our E&P customers with greater control over their development plans, security of supply, and efficient cost management of their hydraulic fracturing process.

Our Competitive Strengths

We believe that the following strengths position us to achieve our primary business objective of creating value for our stockholders:

•	Pure play, low-cost provider of high-quality Texas Premium White sand: We believe our low logistics costs, combined with low-cost mining, make us among the lowest cost in-basin frac sand producers in Texas. We refer to production facilities located in Texas, Oklahoma, Arkansas and Arizona as “regional.” All of our mines are regional and located in Texas, enabling a low cost of delivery relative to our publicly traded competitors with Northern White sand exposure. Additionally, our regional focus provides us with expertise and market intelligence that enable us to identify risks and incorporate best practices specific to the development of fine grade regional sand deposits. We believe the following factors further differentiate us from other regional providers:

•	Strategically Located Mines. The strategic location of our regional sand mines, owned transload terminals and access to multiple rail lines combined with our last-mile trucking capabilities enables our frac sand to be delivered in a low-cost manner to the most active plays in the Permian Basin, Eagle Ford Shale and SCOOP/STACK.

•	Texas Premium White Sand. As opposed to traditional “brown” regional sands, substantially all of our reserves meet API specifications for crush resistance, sphericity, solubility and turbidity, where applicable. We believe these characteristics differentiate our sand from most other regional sand providers in Texas and compare favorably with Northern White sand mined in Wisconsin and Illinois.

•	Fine Grade Reserves. Substantially all of our reserves consist of finer grain size sand, measured as either 40/70-mesh, 100-mesh or 200-mesh, which is fit-for-purpose for modern shale oil and natural gas hydraulic fracturing requirements and is in high demand relative to coarser grain sizes of frac sand. In addition, we believe we are one of the few commercially available sources for ultra-fine 200-mesh sand.

•	Low-Cost Production. We refer to our mines as “low cost” because we believe the minimal overburden, abundant access to low-cost water, natural gas and electricity to process mined sand and homogeneous nature of the geology at our operating mines provide us with cost advantages over other Texas-based sand mines, enabling us to consistently produce sand at low costs.

•	Advanced Logistics Infrastructure. Our transload rail terminals and in-basin mines are located close to customer wellheads, minimizing our customers’ exposure to the elevated truck rates and NPT incurred during times of high trucking activity as a result of the 150- to 300-mile hauls from a typical regional mine operator.

•

Vertically integrated mine-to-wellhead frac sand solutions provider: In order to be a low-cost provider of frac sand supply solutions, we believe that logistics networks have to be streamlined, logistics costs have to be managed efficiently and solutions have to be tailored to the specific characteristics and locations of individual wells. By owning and operating our vertically integrated logistics infrastructure, we are able to improve cost efficiency and reliability of mine origin and rail distribution pairings, mitigate volatility in transportation costs, ensure transloading availability and capacity, provide security of supply at delivered locations close to, or at, the wellhead and offer a full portfolio of last-mile solutions, including the delivery of sand to customers using last-mile proppant delivery solutions, such as pneumatic trucks, portable sand silos, portable wellsite conveyance systems and boxes. These benefits represent a cost and customer service advantage over other frac sand providers and have greatly contributed to our success securing business from E&P operators, who typically do not have the personnel or relevant expertise to manage the complex frac sand supply chain and frequently require one or more last-mile proppant delivery solutions to most efficiently hydraulically fracture their wells. We believe our large network of terminals, fleet of last-mile vehicles, 24/7 real time logistics reports, onsite well coordinators and final mile experience delivering sand to a wide range of our customer’s customized proppant delivery solutions (including pneumatic trucks, portable silo, portable conveyance or boxes) would be difficult, costly and time-consuming for competitors to replicate. Our logistics assets also provide us with the ability to opportunistically generate revenue from handling of third-party sand and allow us to more quickly adapt to the growing challenges posed by an industry that is increasingly focused on high-intensity well completions.

•	Strong contracted relationships with blue chip customer base: Our contracted customer base includes some of the largest and most active E&P operators in the United States, including EOG Resources and Apache Corporation, as well as premier oilfield service companies, including Halliburton. Sand has become an increasingly important component of the oil and gas production process, and our ability to deliver sand from the mine to the wellhead and ensure low-cost, in-basin supply has been a key factor in expanding our relationship with blue chip companies that have turned to us for our differentiated logistics capabilities, particularly E&P operators. Many of our customers have signed long-term supply contracts (with terms ranging from three to seven years). Even during the recent industry downturn from late 2014 to mid-2016, our customers continued to purchase sand from us at their contracted volumes, evidencing the quality of our customer base and the strength of our relationships.

•	Proven track record of profitably executing organic growth projects: We have a track record of successfully identifying and executing greenfield and brownfield growth projects. We have grown annual capacity at our main Cresson facility from under 300,000 tons in 2011 to 2.5 million tons in 2015 and to 4.5 million tons as of June 30, 2017 by completing three brownfield expansion projects. We recently completed development of our Tolar mine, which commenced operations in November 2017. We are currently developing our Winkler mine, which we expect will commence operations in the first quarter of 2018. The addition of the Tolar and Winkler mines will increase our total production capacity to approximately 8.5 million tons annually. With approximately 431 million tons of reserves, consisting of 354 million tons of proven reserves and 77 million tons of probable reserves, our operations have been designed to enable up to six million tons of additional capacity expansion, most of which would occur at our Winkler mine. As a result of planning for these expansions during initial design, three to four million tons of the additional capacity can be built quickly, upon receipt of applicable permits, and with minimal incremental capital investment. Moreover, since inception we have constructed five transload terminals. We believe our demonstrated ability to identify and successfully develop high-quality sand reserves and transload sites in attractive basins will allow us to continue to opportunistically and profitably expand our business.

•

Consistent profitability and financial flexibility through the cycle: Lonestar, our predecessor for accounting purposes, was able to consistently generate positive net income and Adjusted EBITDA throughout the recent industry downturn from late 2014 to mid-2016, while continuing to increase its sales volumes and expand its capacity and footprint. Our low fixed cost structure and integrated mine-to-wellhead frac sand solution offerings allowed us to operate profitably in 2016 on both a net income and Adjusted EBITDA basis, a period during which many of our publicly traded competitors were operating at or below breakeven Adjusted EBITDA levels and/or curtailed their operations. Our definition of Adjusted EBITDA may not be comparable to a similarly titled measure of other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Business—Adjusted EBITDA.” After giving effect to this offering, we expect to have approximately $        million of

liquidity in the form of cash on hand and undrawn borrowing capacity under our New Revolving Facility, and we believe that we will have ample liquidity to pursue attractive initiatives.

•	Highly experienced and aligned management and operating team: The members of our senior management team have considerable experience in constructing and operating frac sand mines and logistics assets, including frac sand-specific industry experience and last-mile logistics industry experience. In addition to our strong senior management team, we have an operating and technical team with experience and expertise in the best practices of regional sand mining, logistics and delivery solutions. Our senior management and operating team has an average of over 15 years of relevant experience in the industrial minerals and logistics business, and we believe our management team is invested in our success through their significant economic interest in the equity of our company.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our stockholders by executing on the following strategies:

•	Capitalize on the U.S. oil and gas market recovery and favorable secular trends: We believe we are well positioned to benefit from a continued recovery in U.S. land drilling and completion activity. In the Permian Basin and Eagle Ford Shale, where we have a significant presence and are a low-cost supplier of proppant, Spears & Associates projects proppant demand will grow by CAGRs of 92% and 82% from 2016 to 2018, respectively. Coras Research estimates that 71% of sand demand in 2017 will be demand for 40/70-mesh sand or finer, compared to 62% of total sand demand in 2016. Our sand mines consist entirely of fine grade sand (API spec 40/70-mesh or finer), which allows us to produce fine grade sand without also having to produce coarser grain sand, as is typical for many regional proppant providers in Texas that have less homogeneous reserves. As industry trends have shifted toward a preference for fine grade sand, and as proppant demand in the Permian Basin has come to represent an increasingly significant amount of total U.S. sand demand, Northern White sand sold as a percent of total proppant volume sold in the United States has decreased from 71% in 2014 to 62% in 2016, and is expected to account for only 48% in 2018 based on effective supply, according to Coras Research. We believe our ability to maintain our position as a low-cost supplier of proppant while growing our proppant volumes to meet rising demand in our core markets will position us to capitalize on a continued recovery and enable us to increase our market share.

Proppant Demand by Basin

(Millions of tons)

Source: Spears & Associates, July 2017.

•	Execute greenfield and brownfield regional sand mine and transload terminal expansion: We intend to continue to expand our base of regional sand reserves and grow our network of transload terminals. We are developing a low-cost greenfield sand mine in Winkler County, Texas, which is projected to commence operations in the first quarter of 2018, and we recently completed development of a greenfield sand mine in Tolar, Texas, which commenced operations in November 2017. Additionally, we recently constructed a new transload terminal in West Texas, which commenced operations in August 2017. These projects all have access to critical utility infrastructure such as water, natural gas and electricity, the lack of which has the potential to create significant bottlenecks in Texas-based regional expansion projects. We take a disciplined and risk-adjusted, returns-focused approach to evaluating expansion projects, which are typically supported by contracted customer demand. Our strategic planning for greenfield expansion opportunities typically includes accommodating low-cost incremental brownfield expansions. In addition to our current projects and other identified greenfield opportunities in our strategic pipeline, we believe we have ample opportunity for continued brownfield expansion of our existing asset base to meet customer demand. Our purpose-built sand processing facilities were constructed in a manner that provides us with the ability to increase production by six million tons of proppant per year, most of which relates to a potential expansion of our Winkler facility. Three to four million tons of the additional capacity can be built quickly, upon receipt of applicable permits, and with minimal incremental capital investment.

•	Capitalize on our ability to provide customer specific vertically integrated sand solutions: We plan to continue to leverage our fully integrated platform to provide our customers with a complete sand supply solution that manages the proppant supply chain from the sand mine to the wellhead. According to Coras Research, regional sand demand is currently 39% of total frac sand demand, up from 29% of total demand two years ago. We believe existing proppant logistics infrastructure will become increasingly constrained due to proppant demand outpacing logistics supply growth, road infrastructure limitations leading to congestion and increasing proppant loads at the wellhead. These factors are likely to impact each E&P operator differently. We believe we are well positioned to develop efficient, customized solutions as a result of our:

•	ability to couple fully managed sand delivery from mine-to-wellhead with streamlined invoicing;

•	diverse mix of flexible transload assets and regional in-basin, rail-focused sand supply assets that enable low-cost, in-basin deliveries while reducing exposure to individual railroads and road systems;

•	established track record of delivering sand to E&P operators that have directly contracted for or purchased portable silo, portable conveyance or box solutions, allowing for a broad array of customizable solutions; and

•	integrated reporting systems that enable real-time tracking of inventory.

We believe our ability to offer a complete sand solution, including proppant delivery logistics, will continue to make us a proppant provider of choice to E&P customers seeking alternatives to oilfield service companies for proppant delivery logistics support and will allow us to increase the quantity of our sand that is sold at the wellhead.

•	Develop and expand customer relationships while tactically approaching long-term contracts: We have established relationships with more than 33 E&P and oilfield service companies that have turned to us for proppant and proppant delivery logistics in our primary markets. Since the beginning of 2016, we have supplied proppant solutions to 10 new customers that we had not previously served. We actively work with customers to evaluate the benefits of finer grain sand and to develop a market for ultra-fine 200-mesh sand, for which we believe we are one of the few commercially available sources. We carefully manage the volume of proppant demand that we have contracted to provide to our customers in order to balance the benefits of earnings visibility with the benefits of exposure to increases in market pricing.

•	Selectively pursue accretive acquisitions of high-quality complementary assets: We intend to remain a pure play regional proppant solutions company and benefit from the continued shift in proppant demand from Northern White sand to regional sand, and from coarser grain size to finer grain size. We may seek to bolster our existing business line through accretive acquisitions by strategically adding reserves and annual capacity to our proppant mining activities as well as adding assets to complement our existing logistics solutions. We will focus on opportunities that fit with our strategy of providing high-quality proppant at low cost of production and delivery. Additionally, we may evaluate opportunities to use accretive acquisitions to enter complementary business lines, such as the transportation of water, chemicals, consumables or other wellsite materials, that capitalize on our ability to provide superior wellsite logistics support. We plan to continue exploring opportunities to acquire additional assets in our current operational footprint as well as monitor opportunities to acquire and integrate operations in other active basins in our region. As a public company, we believe our increased access to capital and a publicly traded currency will enhance our ability to pursue accretive acquisition opportunities.

•	Maintain financial flexibility: At the closing of this offering we expect to have approximately $ million of liquidity in the form of cash on hand and $ million of available borrowing capacity under our $ million New Revolving Facility (after giving effect to $ million that we expect to borrow thereunder at or prior to the closing of this offering). We plan to use and maintain this financial flexibility to opportunistically grow our business and effectively manage our business through potential changes in market conditions.

Our Assets and Operations

Our Facilities

The following is a detailed description of our three sand mining and processing facilities in operation or under development.

Cresson, Texas

Our Cresson, Texas mine has an annual frac sand processing capacity of 4.5 million finished tons and is located on just over 1,300 contiguous acres of land, with onsite processing and rail loading facilities. The facility is located approximately 25 miles southwest of Fort Worth, Texas, and is accessible from FM 3450 via TX-171 or FM 167. The facility has access to three phase power from Brazos Electric Power Cooperative, natural gas from an interstate transmission line and groundwater from onsite wells, all of which are present in sufficient quantities to sustainably support the facility’s current processing capacity. The facility’s onsite processing equipment includes two hydrosizer style wet plants, one rotary kiln dryer and two vibratory fluid bed dryers. Our Cresson facility was originally opened in 2007 by Sandhill Land and Cattle, LLC, and we purchased the rights to the facility in 2011. During 2016, we completed substantial upgrades to the facility, including the installation of a new dryer, multiple silos, rail access, a water clarification and tailing thickening system and a wet plant feed system, bringing total annual production capacity from 2.5 million tons in 2015 to 4.5 million tons currently. Additionally, we acquired the rights to additional mineral ore reserves adjacent to the operation in 2015. Further brownfield expansions are possible at the Cresson facility that could increase annual production by an additional 2.0 million tons. The total net book value of the Cresson facility’s real property and fixed assets as of June 30, 2017 was $69.2 million.

The Cresson facility has proven reserves of 52.3 million tons and probable recoverable reserves of 77.3 million tons. The sand reserves, which are part of the Paluxy Formation, are up to 100 feet thick and contain exclusively fine grade sand of 40/70-mesh, 100-mesh and 200-mesh with an anticipated production mix of 10-15% for 40/70-mesh, 85-90% for 100-mesh and up to 20% for 200-mesh. The crush strength of the sand mined at the facility is 7,000 PSI for 40/70-mesh, 9,000 PSI for 100-mesh. Given the low overburden the sand is generally extracted from the mine through surface excavation using heavy earthmoving equipment. The annual processing capacity of the mine is approximately 5.2 million tons of finished product, of which up to 4.5 million tons is comprised of frac sand with the remainder consisting of sand used in building materials and other industrial applications. The Cresson facility is located near multiple rail lines, with approximately 26,500 feet of onsite rail transportation infrastructure capable of accommodating multiple unit trains simultaneously. The facility is connected to the BNSF Railway, Union Pacific Railroad and Texas Pacífico Transportation Railway rail networks. The Cresson facility has a New Source Review (“NSR”) permit and two mineral leases. See “—Mineral Leases” for more information.

We have received the material permits required to operate our Cresson facility from the TCEQ Air Permits Division and Water Quality Division, Hood County, Johnson County, MSHA and the Texas Department of Transportation (“TexDOT”). See “—Permits” for more information.

The following map indicates the layout and location of our Cresson facility:

Tolar, Texas

Our Tolar, Texas mine has an initial annual frac sand processing capacity of 1.0 million tons and is located on just over 1,000 contiguous acres of land, with onsite processing and unit train rail loading facilities. We commenced construction of our Tolar, Texas mine in March 2017 and commenced operations in November 2017. The facility is located 1.5 miles northeast of Tolar, Texas, and is accessible from Electric Rd. via US-377. The facility’s primary utilities include three phase power from Brazos Electric Power Cooperative, natural gas from an interstate transmission line and groundwater from onsite wells, all of which are present in sufficient quantities to sustainably support the facility’s expected processing capacity. The facility’s onsite processing equipment includes one rotary kiln dryer, one hydro-cyclone wet plant and both truck and unit train rail loadout facilities. The total net book value of the Tolar facility’s real property and fixed assets as of June 30, 2017 was $21.1 million, all of which was classified as construction in progress.

The Tolar facility has proven recoverable reserves of 18.7 million tons. The sand reserves, which are part of the same Paluxy Formation we mine at our Cresson, Texas facility, are up to 40 feet thick and consist of 100-mesh and 200-mesh sand with an anticipated production mix of 90-100% for 100-mesh and up to 10% for 200-mesh. The crush strength of the 100-mesh sand mined at the facility is 9,000 PSI. Given the low overburden and loose sedimentation of material, the sand is generally extracted from the mine through surface excavation using heavy earthmoving equipment. The anticipated annual processing capacity of the facility is 1.0 million finished tons, and can be expanded to 1.5 million finished tons with limited capital investment upon receipt of an NSR air permit from the TCEQ. The Tolar facility is located near multiple rail lines with approximately 18,000 feet of onsite rail transportation infrastructure capable of accommodating multiple unit trains simultaneously. The facility is connected to the BNSF Railway, Union Pacific Railroad and Texas Pacífico Transportation Railway rail networks. The Tolar facility has a Permit by Rule (“PBR”) permit and a mineral lease controlled by a related party. See “—Mineral Leases” for more information.

We have received the material permits required to operate our Tolar facility from the TCEQ Air Permits Division and Water Quality Division, Evergreen GWCD and MSHA. See “—Permits” for more information.

The following map indicates the layout and location of our Tolar facility:

Winkler County, Texas

Our Winkler mine is currently being developed and is located on approximately 13,200 contiguous acres of land in Winkler County, Texas, with onsite processing and truck loading facilities. We commenced construction of our Winkler County, Texas mine in June 2017 and expect the facility to commence operations by year-end 2017. The facility is located approximately 13 miles north of Monahans, Texas, and is accessible via CR-402 via TX-18. The facility’s primary utilities include three phase power from Oncor Electric Delivery Company LLC, natural gas from an interstate transmission line and groundwater from onsite wells, all of which are present in sufficient quantities to sustainably support a facility producing in excess of 8 million tons annually. The facility’s onsite processing equipment includes two hydrosizer style wet plants, three rotary kiln dryers and a high-speed truck loadout. The total net book value of the Winkler facility’s real property and fixed assets as of June 30, 2017 was $6.9 million.

The Winkler facility has 282.9 million tons of proven reserves. The sand deposits are up to 90 feet thick and consist of 40/70-mesh and 100-mesh sand with an anticipated production mix of 35% 40/70-mesh and 65% 100-mesh. The crush strength of the sand mined at the facility is 7,000 PSI for 40/70-mesh and 10,000 PSI for 100-mesh. Given the low overburden and loose sedimentation, sand is generally extracted from the mine through surface excavation using heavy earthmoving equipment. The anticipated initial annual processing capacity of the facility will be approximately 3.0 million finished tons, and, upon receipt of an NSR permit, can be expanded up to 6.0 million finished tons with minimal capital investment. The Winkler facility is located near the FM 404 highway and has onsite transportation infrastructure capable of loading more than 70 trucks per hour. The Winkler facility has a PBR permit and a mineral lease. See “—Mineral Leases” for more information.

We have received the material permits required to operate our Winkler County facility from the TCEQ Air Permits Division, and we expect to receive the remaining requited permits from Winkler County, MSHA, TexDOT and the TCEQ Water Quality Division prior to the Winkler County facility’s planned commencement in December 2017. See “—Permits” for more information.

The following map indicates the layout and location of our Winkler County facility:

Capital Expenditures

Set forth below is a discussion of our current and proposed significant capital expenditures.

•	Cresson, Texas – Three major projects at the Cresson facility related to increasing wet plant and rail capacity have been completed or are near completion. As of June 30, 2017, we estimate that the total capital investment related to these projects will be approximately $14.2 million, of which approximately $11.2 million had already been incurred as of June 30, 2017. These projects were undertaken to increase the processing capacity of the Cresson facility and provide efficiencies related to the mining, washing and shipment of sand.

•	Tolar, Texas – On-site construction of the Tolar facility commenced in March of 2017 and was completed in November 2017. As of June 30, 2017, we estimate that the total capital investment related to this project will be approximately $49.6 million, of which approximately $21.1 million had already been incurred as of June 30, 2017. The Tolar project is expected to provide us with an additional 1.0 million tons of annual production capacity, which we expect to use in order to capitalize upon growth opportunities with current customers.

•	Winkler County, Texas – On-site construction of the Winkler County facility commenced in May of 2017 and is expected to finish in December 2017. As of June 30, 2017, we estimate that the total capital investment related to this project will be approximately $120.0 million, of which approximately $6.9 million had already been incurred as of June 30, 2017. The Winkler County facility is expected to provide us with an additional 3.0 million tons of annual production capacity, which we expect to use in order to capitalize upon growth opportunities with both current and potential new customers.

Our Products

We serve the oil and gas end markets, and our sand reserves contain deposits of fine grade 40/70-mesh, 100-mesh and 200-mesh sizes that API specifies for use in wellsite fracturing operations. We believe that this mix of finer grade sand reserves is in higher demand and meets current industry preferences. Our API-spec frac sand is marketed under the name “Texas Premium White” and is consistent with Northern White sand in terms of quality. We also sell for industrial use the byproduct sand from our mining operations that is not fit for oil and gas end markets, although such sales are not a material portion of our business.

Our frac sand is offered to our customers at the mine or as an integrated mine-to-wellhead solution. By owning and operating our vertically integrated logistics infrastructure, we are able to provide our customers with a solution-based approach.

Our Reserves

“Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	Proven (measured) reserves. Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

•	Probable (indicated) reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

We categorize our reserves as proven or probable in accordance with these SEC definitions. We estimate that we had a total of approximately 431 million tons of proven and probable recoverable mineral reserves as of December 31, 2016. As of December 31, 2016, we had approximately 52.3 million tons of proven mineral reserves and 77.3 million tons of probable recoverable mineral reserves at our Cresson, Texas facility, approximately 18.7 million tons of proven mineral reserves at our Tolar, Texas facility and approximately 282.9 million tons of proven mineral reserves at our Winkler facility. The quantity and nature of the mineral reserves at each of our properties are estimated by our internal Geology and Technical Services department. Our Director of Technical Services uses drone surveys and three-dimensional models to regularly update our reserve estimates, making necessary adjustments for operations and mine plans at each location during the year. Our internal reserve updates are provided to John T. Boyd no less than annually so that third-party approved additions or reductions can be made to our reserves and resource calculations due to ore extraction, additional drilling and delineation, property acquisitions and dispositions or quality adjustments. Before acquiring new reserves, we perform surveying, drill core analysis and other tests to confirm the quantity and quality of the acquired reserves. John T. Boyd has estimated our December 31, 2016 reserves, and we intend to continue retaining third-party engineers to review our reserves on an annual basis.

To opine as to the economic viability of our reserves, John T. Boyd reviewed our financial cost and revenue per ton data at the time of the proven reserve determination. Based on its review of our cost structure and its extensive experience with similar operations, John T. Boyd concluded that it is reasonable to assume that we will operate under a similar cost structure over the remaining life of our reserves. Based on these assumptions, and taking into account possible cost increases associated with a maturing mine, John T. Boyd concluded that our current operating margins are sufficient to expect continued profitability throughout the life of our reserves. The sand deposits at our facilities are characterized by a high silica content (typically 98% or greater) and do not require crushing or extensive processing to eliminate clays or other contaminants, enabling us to cost-effectively produce high-quality raw frac sand meeting API specifications. In addition, the sand deposits are generally characterized by shallow overburden as minimal as a few feet in depth. The shallow depth of the sand deposits allows us to conduct surface mining rather than underground mining, which lowers our production costs and decreases safety risks as compared to underground mining. All of our surface mining is currently conducted utilizing excavators and trucks or loaders and conveyance systems to deliver sand to the wet plant. We have considered utilizing other mining methods and may continue evaluating other mining methods from time to time in the future.

Summary of Reserves

The following table provides information on our production facilities that have reserves as well as our undeveloped sites in Tolar and Winkler County, Texas, as of December 31, 2016. Included is the location and area of the facility; the amount of its reserves; and the primary end markets that it serves.

Mine/Plant Location	Approx. Acreage Leased (in acres)	Proven Reserves	Probable Reserves	Total Proven and Probable Reserves (a)	Estimated Reserve Life in Years (b)	Primary End Markets Served
	(tonnage data in thousands)
Cresson, Texas	1,300	52,259	77,331	129,590	21	Oil and gas proppants, building materials, foundry

Tolar, Texas	1,000	18,732	—	18,732	15	Oil and gas proppants

Winkler County, Texas	13,200	282,946	—	282,946	77	Oil and gas proppants

Total	15,500	353,937	77,331	431,268

(a)

Reserves are estimated as of December 31, 2016 by third-party independent engineering firms based on core drilling results and in accordance with the SEC’s definitions of proven and probable recoverable reserves and related rules for companies engaged in significant mining activities. Reported reserves for Cresson, Tolar, and Winkler County, Texas have been reduced by 10%, 10% and 15%, respectively, to account for potential losses resulting from inaccessible ore, thin clay zones, losses due to vegetation, spillage incurred during mining process and highwall benching.

Drilling density utilized by the independent engineering firm to determine proven versus probable reserves are based upon the relative characteristics of the mineral resource field evaluated, including the consistency and density of the mineral resource within the drilling core sample. The target drill-hole spacing utilized by the independent engineering firm in its determination of proven and probable reserves in accordance with the SEC’s definitions are as follows by property:

•	Cresson, Texas – 500 feet x 500 feet (proven ore reserve); 2,000 feet by 2,000 feet (probable ore reserve)

•	Tolar, Texas – 500 feet x 500 feet (proven ore reserve); 2,000 feet by 2,000 feet (probable ore reserve)

•	Winkler County, Texas – 1,000 feet x 1,000 feet (proven ore reserve)

The underlying FOB mine sales assumptions utilized by the independent engineering firm in its determination of proven and probable reserves in accordance with the SEC’s definitions are as follows by property:

•	Cresson and Tolar – $34/ton for 100-mesh and $40/ton for 40/70

•	Winkler County, Texas – $47/ton for 100-mesh and $50/ton for 40/70

(b)	For Cresson, Tolar, and Winkler County, Texas facilities, total proven and probable reserves as of December 31, 2016, divided by the annual production capacity (as stated herein) of each facility.

Mineral Leases

The mineral rights and access to mineral reserves for our Cresson, Texas facility are secured under two separate mineral leases. The first lease was entered into in 2011 with Sand Hill Land and Cattle, LLC, and had an original expiration in April 2016 but continues thereafter so long as materials are sold and removed from the leased premises and the royalty payments continue to be paid. The lease includes a royalty payment of 8.75% of the sales price of the materials sold if the price per barrel of West Texas Intermediate crude oil is greater than or equal to $70 for 90 days; otherwise, the royalty payment is 8.00% of the sales price of the materials sold. The lease also includes an annual minimum royalty payment of $3.25 million.

The second lease for our Cresson, Texas facility was entered into in 2015 with Lonestar Prop 50, LLC, and continues so long as materials are sold and removed from the leased premises and the royalty payments continue to be paid; provided that the term does not continue past August 2040. Starting in August 2016, the agreement requires monthly payments in the amount of $35,000 until mining operations commence. Once mining operations commence, the lease includes a royalty payment of the greater of (a) $2.25/ton or (b) 7.75% of gross revenue from sales of material. The lease also includes an annual minimum royalty payment of $675,000. Until February 1, 2019, the lease includes certain adjustments to the royalty rate calculations as follows:

•	For the mining period of January 1, 2017 to January 1, 2019 the price of $2.25 per ton of material sold shall be replaced with a price of $2.50 per ton of materials sold;

•	For the mining period of January 1, 2017 to January 1, 2018 the lessor and lessee will split any royalty over $15,000 up to $600,000 of royalties; and

•	For the mining period of February 1, 2018 to February 1, 2019, the percentage of 7.75% of gross revenue shall be replaced with the percentage of 8.00% of the gross revenue.

Mining operations commenced on this lease during the six-months ended June 30, 2017.

The mineral rights and access to mineral reserves for our Tolar, Texas facility are secured under a mineral lease with GHMR Operations, LLC, a related party. The mineral lease, which was entered into in December 2014, expires in December 2019, but continues thereafter so long as materials are sold and removed from the leased premises and the royalty payments continue to be paid. The lease includes a royalty payment for all sand removed from the property during the term of the lease and any renewal thereof. The initial royalty payment is calculated based on $4.00 per ton of sand removed from the land. The lease also requires a processing royalty for any sand brought onto the land from other lands for processing. The lease provides that an annual minimum royalty shall not be less than an amount equal to the sum of the amount of all principal and interest paid by the lessor related to the property, the ad valorem taxes paid by the lessor, and an amount equal to 20% of such amounts, which for the years ended December 31, 2016 and 2015, was approximately $1,194,000 and $490,000, respectively. For more information, please see Note F to the condensed consolidated financial statements included elsewhere in this prospectus.

The mineral rights and access to mineral reserves for the future mining facility in Winkler County, Texas are secured under a mineral lease with Hogg Ranch, LLC. The mineral lease, which was entered into in April 2017, expires in December 2037, but continues thereafter so long as materials are sold and removed from the leased premises and the royalty payments continue to be paid. The lease includes a royalty payment for all sand removed from the property during the term of the lease and any renewal thereof. The initial royalty payment is calculated based on $5.00 per ton of sand removed from the land. The lease also requires a processing royalty for any sand brought onto the land from other lands for processing. The lease provides that the annual minimum royalty shall not be less than $4,000,000. For more information, please see Note F to the condensed consolidated financial statements included elsewhere in this prospectus.

Transportation Logistics and Infrastructure

We have established an oil and gas logistics network that we believe positions us to be highly responsive to our customers’ needs. With a growing logistics bottleneck facing the industry, we believe providing a mine-to-wellhead solution is important because it is the only way to assure customers certainty of supply and efficient delivered cost. Our oil and gas logistics network includes 11 transload terminals to deliver and store sand within trucking distance from a customer’s wellsite, approximately 1,000 leased railcars and approximately 100 pneumatic trucks. Our Cresson and Tolar, Texas mines are located near multiple rail lines: BNSF Railway (“BNSF”), Union Pacific Railroad (“UP”), and the Texas Pacífico Transportation Railway (“TXPF”). The ability to access multiple rail lines gives us the flexibility to assure our products are delivered to our client delivery destinations in a timely manner and provides negotiating leverage with the railroads that is critical to securing attractive freight rates. Our rail access is complemented by the location of our transload facilities, which give our customers the ability to store large quantities of sand near their well pads and enables us to create custom transload solutions optimized to fit the level of sand per stage or sand per well required to maximize performance at the wellhead and minimize, or eliminate, costly non-productive time. Our fleet of last-mile transport vehicles further enhances our broad suite of integrated sand delivery solutions, enabling us to deliver sand directly to our customers’ wellheads using traditional pneumatic assets, portable silos, boxes or portable conveyance systems. The integrated nature of our logistics operations allows us to better serve E&P operators seeking more control over their well completion schedules and overall well performance by directly sourcing sand in addition to minimizing bottlenecks attributable to scarce access to rail assets, which limits operational delays and decreases wellhead costs. A map of our mine facilities and transload terminals can be found below.

We maintain (i) six transload terminals in the Permian Basin (in Barnhart, Texas; Big Lake, Texas; Fort Stockton, Texas; Pecos, Texas (two facilities); and Sweetwater, Texas), (ii) one transload terminal in the Eagle Ford Shale (in Dilley, Texas); (iii) two transload terminals in the Barnett Shale (in Cleburne, Texas and Fort Worth, Texas), and (iv) two transload terminals in the SCOOP/STACK (in Enid, Oklahoma and Altus, Oklahoma). A summary of our transload facilities can be found below.

Location	Storage Capacity	Unit Train Capable	Railcar Spots	Loadout Lanes	Loadout Time	Rail Lines
Altus, OK	n/a	No	35	n/a	n/a	BNSF
Barnhart, TX	n/a	Yes	130	2	n/a	TXPF
Big Lake, TX	n/a	Yes	153	2	25	TXPF
Cleburne, TX	n/a	No	150	3	8	BNSF/UP
Dilley, TX	20,000	Yes	204	4	3	UP
Enid, OK	58,000	No	40	n/a	4	BNSF/UP
Fort Stockton, TX	n/a	Yes	155	2	25	TXPF
Fort Worth, TX	158,000	No	40	2	4	UP
Pecos, TX	n/a	No	40	1	30	PVS/UP
Pecos, TX	n/a	Yes	220	3	n/a	UP
Sweetwater, TX	n/a	No	90	3	25	BNSF/UP

Permits

We operate in a highly regulated environment overseen by many government regulatory and enforcement bodies. To conduct our mining operations, we are required to obtain permits and approvals from local, state and federal governmental agencies. These governmental authorizations address environmental, land use and safety issues, among others. We have obtained numerous federal, state, and local permits required for operations at our Cresson, Tolar and Winkler County, Texas facilities and our transload facilities. Prior to commencing operations at our Winkler County, Texas facility, we will be required to obtain additional state and local permits, including but not limited to our Aggregate Production Operations (APO) registration.

While resources invested in securing permits are significant, this cost has not had a material adverse effect on our results of operations or financial condition. We cannot assure that existing environmental laws and regulations will not be reinterpreted or revised or that new environmental laws and regulations will not be adopted or become applicable to us. Revised or additional environmental requirements that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business.

Our Customers and Contracts

Our customer base includes major oilfield services companies and E&P operators that are engaged in hydraulic fracturing. We believe the strength of our customer base is driven by our reputation for high-quality product, our tailored approach to customer service and our ability to offer a broad suite of cost efficient mine-to-wellhead logistics solutions. For the year ended December 31, 2016, our top four customers, Halliburton, EOG Resources, Apache Corporation and Keane Group, accounted for approximately 28%, 22%, 13% and 11%, respectively, of our total net sales revenue. For the year ended December 31, 2015, our top three customers, EOG Resources, Apache Corporation and Keane Group, accounted for approximately 36%, 25% and 23%, respectively, of our total net sales revenue.

We primarily sell products under supply agreements that vary by contract. Certain of the agreements require the customer to purchase a specified percentage of its proppant requirements from us. Other agreements require the customer to purchase a minimum volume of proppant from us. These minimum volume contracts typically include a “take-or-pay” or “take-or-penalty” provision which triggers certain penalties if the purchased volume does not meet the required minimums.

Our current contracts include a combination of either fixed prices or market-based prices. For fixed price contracts, prices are fixed and subject to adjustment, upward or downward, based upon: (i) certain changes in published producer cost indices, including the Consumer Price Index for All Urban Consumers and the Producer Price Index published by the U.S. Bureau of Labor Statistics; or (ii) market factors, including a natural gas surcharge which is applied if the Average Quarterly Natural Gas Price for West Texas Waha, as listed by the Platt’s Inside FERC’s “Gas Market Report,” are above the benchmark set in the contract for the preceding calendar quarter. Contracts with market-based pricing mechanisms permit our raw frac sand prices to fluctuate within certain negotiated ranges depending on the price of crude oil (based upon the price of West Texas Intermediate oil as listed on www.eia.doe.gov).

Competition

There are numerous large and small producers in all sand producing regions of the United States with whom we compete. Our main competitors in the raw frac sand market include U.S. Silica Holdings, Inc., Hi-Crush Partners LP, Fairmont Santrol Holdings, Inc., Unimin Corporation, Badger Mining Corporation, CARBO Ceramics, Inc., Emerge Energy Services LP, Preferred Sands LLC and Smart Sand Inc. The most important factors on which we compete are reliability of supply, quality of product, delivered price of proppant (including distribution and logistics), distribution and logistics capabilities, customer service and breadth of product offering.

Demand for sand-based proppants is closely linked to proppant consumption patterns for the completion of oil and natural gas wells in North America. These consumption patterns are influenced by numerous factors, including the price for hydrocarbons, the drilling rig count and hydraulic fracturing activity, including the number of stages completed and the amount of proppant used per stage. Further, these consumption patterns are also influenced by the location, quality, price and availability of sand-based proppants and other types of proppants such as ceramic proppant.

Intellectual Property

Other than operating licenses for our mining facilities, there are no third-party patents, licenses or franchises material to our business. Our intellectual property consists primarily of trade secrets, know-how and trademarks, including products with trademarked names such as “Texas Premium White” proppant. We rely on trade secrets, rather than patents, to protect our proprietary processes, methods, documentation and other technologies, as well as certain other business information. Patent protection requires a costly and uncertain federal registration process that would place our confidential information in the public domain. As a result, we utilize trade secrets to protect the formulations and processes we use to manufacture our products and to safeguard our proprietary formulations and methods. We believe we can effectively protect our trade secrets indefinitely through the use of confidentiality agreements and other security measures.

Employees

As of June 30, 2017, we employed a workforce of 504 employees. Our employees are not currently represented by labor unions. We believe that we maintain good relations with our workers.

Seasonality

Our business is affected to some extent by seasonal fluctuations in weather that impact our production levels and our customers’ business needs. For example, the first and fourth quarters can experience lower sales, and sometimes lower production levels, largely from adverse winter weather that adversely affects our logistical and production capabilities as well as generally lower demand for proppant due to a slowdown in E&P operations as a result of inclement weather. For a discussion of the impact of weather on our operations, please read “Risk Factors—Seasonal and severe weather conditions could have a material adverse impact on our business.”

Insurance

We believe that our insurance coverage is customary for the industry in which we operate and adequate for our business. As is customary in the proppant industry, we review our safety equipment and procedures and carry insurance against most, but not all, risks of our business. Losses and liabilities not covered by insurance would increase our costs. To address the hazards inherent in our business, we maintain insurance coverage that includes physical damage coverage, third-party general liability insurance, employer’s liability, business interruption, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations.

Legal Proceedings

We are subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, governmental regulations, product liability, environmental, intellectual property, employment and other actions that are incidental to our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

Regulation and Legislation

Mining and Workplace Safety

Federal Regulation

The MSHA is the primary regulatory agency with jurisdiction over the industrial silica industry. Accordingly, MSHA regulates quarries, surface mines, underground mines, and the industrial mineral processing facilities associated with quarries and mines under the Federal Mine Safety and Health Act of 1977. As part of MSHA’s oversight, it promulgates safety and health standards, and its representatives must perform at least two unannounced inspections annually for each surface mining facility in its jurisdiction. To date, these inspections have not resulted in any citations for material violations of MSHA standards.

We also are subject to the requirements of the OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA Hazard Communication Standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities, and the public. OSHA regulates the customers and users of industrial silica and provides detailed regulations requiring employers to protect employees from overexposure to silica-bearing dust through the enforcement of permissible exposure limits and the OSHA Hazard Communication Standard.

In March 2016, the OSHA issued a comprehensive final rule revising the PEL for crystalline silica, reducing the PEL applicable to general industry to 0.050 mg/m3 averaged over an eight-hour shift. The final rule became effective in June 2016 with compliance required by September 2017 for the construction industry and June 2018 for general industry and maritime. For hydraulic operations in the oil and gas industry, compliance is required with all obligations of the standard by June 2018, except for engineering controls, which have a compliance date of June 2021. Several industry groups have filed suit in the United States Court of Appeals for the D.C. Circuit to halt implementation of the rule. If the workplace exposure limit applicable to our sites is lowered substantially, we may be required to incur certain capital expenditures for equipment to reduce such exposure.

Health and Safety Programs

We adhere to a strict occupational health program aimed at controlling employee exposure to silica dust, which includes a silicosis prevention program comprised of routine dust sampling, a respiratory protection program, medical baseline tests and ongoing surveillance, training and other components. Our safety program is designed to ensure compliance with the MSHA and OSHA regulations discussed immediately above. For both health and safety issues, extensive training is provided to employees. We have safety meetings at our facilities with salaried and hourly employees that are involved in establishing, implementing and improving safety standards. We perform annual internal health and safety audits and conduct annual crisis management drills to test our abilities to respond to various situations. Health and safety programs are administered by our corporate health and safety department with the assistance of plant environmental, health and safety coordinators.

Environmental Matters

We and the industrial silica industry are subject to extensive governmental regulation on, among other things, matters such as permitting and licensing requirements, plant and wildlife protection, hazardous materials, air and water emissions and environmental contamination and reclamation. A variety of state, local and federal agencies enforce this regulation.

Federal Regulation

Water Permitting

At the federal level, we are required to obtain permits under the Clean Water Act from the EPA or the relevant state environmental agency in states where the permit program has been delegated to the state, including the Texas Commission on Environmental Quality, for discharges of pollutants into waters of the United States, including discharges of wastewater and storm water runoff. The EPA and Army Corps of Engineers has issued final rules attempting to clarify the federal jurisdictional reach over waters of the United States (sometimes referred to as the waters-of-the-United-States, or “WOTUS,” rule), but they have been stayed nationwide by the United States Court of Appeals for the Sixth Circuit. In January 2017 the U.S. Supreme Court decided to hear an appeal on whether jurisdiction to hear a challenge to the WOTUS rule is in federal district or appellate courts. In June 2017, the EPA and Army Corps of Engineers formally proposed to rescind the WOTUS rule. At this time, it is unclear what impact these actions will have on the implementation of the WOTUS rule. If upheld and implemented in its current form, it could significantly expand federal control of certain land and water across the United States, resulting in additional permitting and regulatory requirements that could apply to us and/or our customers in ways that could adversely affect us. Failure to obtain these required permits or to comply with their terms could subject us to administrative, civil and criminal penalties as well as injunctive relief.

Air Emissions

The CAA and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and other requirements. These regulatory programs may require us to install expensive emissions abatement equipment, modify operational practices, and obtain permits for existing or new operations. Before commencing construction on a new or modified source of air emissions above regulatory thresholds, such laws may require us to reduce emissions at existing facilities. As a result, we may be required to incur increased capital and operating costs to comply with these regulations. We could be subject to administrative, civil and criminal penalties as well as injunctive relief for noncompliance with air permits or other requirements of the CAA and comparable state laws and regulations.

Climate Change

In recent years, the U.S. Congress has considered legislation to reduce emissions of GHGs. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives may be proposed that may be relevant to GHG emissions issues. While it is not currently possible to predict how any proposed or future GHG legislation or regulation by Congress, the EPA, the states, or multi-state regions will impact our business, any legislation or regulation of GHG emissions that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions or reduced demand for our products and services.

Site Remediation

As part of our operations, we utilize or store petroleum products and other substances such as diesel fuel, lubricating oils and hydraulic fluid. We are subject to regulatory programs pertaining to the storage, use, transportation and disposal of these substances. Spills or releases may occur in the course of our operations, and we could incur substantial costs and liabilities as a result of such spills or releases, including claims for damage or injury to property and persons. CERCLA and comparable state laws may impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of hazardous substances into the environment. These persons generally include the owner or operator of the site where the release occurred and anyone who disposed of or arranged for disposal, including offsite disposal, of a hazardous substance generated or released at the site. Under CERCLA, such persons may be subject to liability for the costs of cleaning up the hazardous substances, for damages to natural resources, and for the costs of certain health studies. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Hazardous and Non-Hazardous Waste

In addition, the Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. In the course of our operations, we generate industrial solid wastes that may be regulated as hazardous wastes, we generate minor amounts of industrial solid wastes that may be regulated as hazardous wastes, including oil, grease, antifreeze, batteries and tires. All of these items are collected and disposed of by certified and/or registered waste handlers.

Hydraulic Fracturing

Although we do not directly engage in hydraulic fracturing activities, we supply sand-based proppants to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing involves the injection of water, proppants (which include, but are not limited to, sand), and chemicals, under pressure, into the formation to fracture the surrounding rock and stimulate production. The hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial in some areas and is undergoing increased scrutiny. Several federal agencies and regulatory authorities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. While the EPA administrator appointed by President Trump and the Trump administration more generally have indicated their interest in scaling back or rescinding regulations that inhibit the development of the U.S. oil and gas industry, it is difficult to predict the extent to which such policies will be implemented or the outcome of any litigation challenging such implementation. The U.S. Congress has from time to time considered, but not adopted, legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the process.

In addition, various state, local, and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements, and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. Numerous states, including Texas and Oklahoma, have imposed disclosure requirements on hydraulic fracturing well owners and operators. Some local governments have adopted and others may seek to adopt ordinances prohibiting or regulating the time, place, and manner of drilling activities in general or hydraulic fracturing activities within their jurisdictions. Concerns have been raised that hydraulic fracturing may also contribute to seismic activity. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal.

The adoption of new laws, regulations, or enforcement policies at the federal, state or local levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our sand-based proppants.

Environmental Reviews

Our operations may also be subject to broad environmental review under the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies to evaluate the environmental impact of all “major federal actions,” which could include a major development project, such as a mining operation, significantly affecting the quality of the human environment. Therefore, our projects may require review and evaluation under NEPA. As part of this evaluation, the federal agency considers a broad array of environmental impacts, including, among other things, impacts on air quality, water quality, wildlife (including threatened and endangered species), historic and archaeological resources, geology, socioeconomics and aesthetics. NEPA also requires the consideration of alternatives to the project. The NEPA review process, especially the preparation of a full environmental impact statement, can be time consuming and expensive. Though NEPA requires only that an environmental evaluation be conducted and does not mandate a particular result, a federal agency could decide to deny a permit or impose certain conditions on its approval, based on its environmental review under NEPA, or a third party could challenge the adequacy of a NEPA review and thereby delay the issuance of a federal permit or approval.

Endangered Species

Federal agencies granting permits for our operations also must consider impacts to endangered and threatened species and their habitat under the Endangered Species Act. Similar protections are offered to certain migratory birds under the Migratory Bird Treaty Act. We also must comply with and are subject to liability under the Endangered Species Act, which prohibits and imposes stringent penalties for harming endangered or threatened species and their habitat. The dunes sagebrush lizard, which is found only in the active and semi-stable shinnery oak dunes of southeastern New Mexico and adjacent portions of Texas (including areas where our Winkler mine is located), was a candidate species for listing under the Endangered Species Act by the U.S. Fish and Wildlife Service (“USFWS”) for many years. However, in June 2012, the USFWS declined to list the species as endangered under the Endangered Species Act in part due to oil and gas operators and private landowners in the Permian Basin entering into Candidate Conservation Agreements (“CCAs”), whereby parties voluntarily agreed to implement mitigation measures, such as habitat avoidance or time and manner operating restrictions so as not to adversely impact the dunes sagebrush lizard habitat. The Texas Comptroller’s Office also created the Texas Conservation Plan in 2012 to minimize disturbances to the dune sagebrush lizard’s habitat. We have been granted a Certificate of Inclusion into the Texas Conservation Plan and thereby agreed to efforts intended to reduce and/or eliminate threats to the dunes sagebrush lizard and contribute to the conservation of its habitat. Recently, however, as a result of increased frac sand mining by parties who are not currently parties to CCAs, the Texas Comptroller’s Office, USFWS, and environmental groups have voiced concerns about the potential destruction of the dunes sagebrush lizard habitat and harm to the species. This could ultimately lead to renewed calls to USFWS to list the dunes sagebrush lizard under the Endangered Species Act. While our Certificate of Inclusion may help safeguard our facilities against adverse effects from future regulations, if the lizard is classified as an endangered or threatened species, it could adversely affect us because of impacts on our operations and/or impacts on the operations of our customers in any area that is designated as the lizard’s habitat.

Federal agencies also must consider a project’s impacts on historic or archaeological resources under the National Historic Preservation Act, and we may be required to conduct archaeological surveys of project sites and to avoid or preserve historical areas or artifacts.

State and Local Regulation

We are also subject to a variety of state and local environmental review and permitting requirements, most notably air emissions standards regulated and monitored by the Texas Commission on Environmental Quality.

Our operations may require state law-based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project’s impact on wildlife and their habitats, historic and archaeological sites, aesthetics, water conservation and availability, agricultural operations and scenic areas. Some states also have specific permitting and review processes for commercial silica mining operations, and states may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building and transportation requirements.

As demand for frac sand in the oil and natural gas industry has driven a significant increase in current and expected future production of industrial silica, some local communities have expressed concern regarding silica sand mining operations. These concerns have generally included exposure to ambient silica sand dust, truck traffic, water usage and blasting. In response, certain state and local communities have developed or are in the process of developing regulations or zoning restrictions intended to minimize dust from getting airborne, control the flow of truck traffic, significantly curtail the amount of practicable area for mining activities, provide compensation to local residents for potential impacts of mining activities and, in some cases, ban issuance of new permits for mining activities. To date, we have not experienced any material impact or disruption to our existing mining operations or planned capacity expansions as a result of these types of concerns.

Planned expansion of our mining and production capacity in new communities could be more significantly impacted by increased regulatory activity. Difficulty or delays in obtaining or inability to obtain new mining permits or increased costs of compliance with future state and local regulatory requirements could have a material negative impact on our ability to grow our business.

Motor Carrier Regulation

Our trucking services are regulated by the DOT, the Federal Motor Carrier Safety Administration (“FMCSA”) and by various state agencies. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, as well as motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, transportation of hazardous materials and periodic financial reporting. In addition, each driver is required to have a commercial driver’s license and may be subject to mandatory drug and alcohol testing. We may be audited periodically by these regulatory authorities to ensure that we are in compliance with various safety, hours-of-service, and other rules and regulations.

The transportation industry is subject to possible other regulatory and legislative changes (such as the possibility of more stringent environmental, climate change, security and/or occupational safety and health regulations, limits on vehicle weight and size and a mandate to implement electronic logging devices) that may affect the economics of our trucking services by requiring changes in operating practices or by changing the demand for motor carrier services or the cost of providing truckload or other transportation or logistics services.

Costs of Compliance

We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our activities. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, the denial or revocation of permits or other authorizations and the issuance of injunctions to limit or cease operations. Compliance with these laws and regulations may also increase the cost of the development, construction and operation of our projects and may prevent or delay the commencement or continuance of a given project. In addition, claims for damages to persons or property may result from environmental and other impacts of our activities.

The process for performing environmental impact studies and reviews for federal, state and local permits for our operations involves a significant investment of time and monetary resources. We cannot control the permit approval process. We cannot predict whether all permits required for a given project will be granted or whether such permits will be the subject of significant opposition. The denial of a permit essential to a project or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop a project. Significant opposition and delay in the environmental review and permitting process also could impair or delay our ability to develop a project. Additionally, the passage of more stringent environmental laws could impair our ability to develop new operations and have an adverse effect on our financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus. Prior to completing this offering, we expect to appoint additional independent directors to our board of directors.

Name	Age	Position
Gary B. Humphreys	56	Chief Executive Officer and Director

Martin W. Robertson	48	President, Chief Operating Officer and Director

Kristin W. Smith	34	Chief Financial Officer

Edward T. Bialas	38	Director

Timothy J. Probert	66	Director

Neil A. Wizel	40	Director

Gary B. Humphreys has served as our Chief Executive Officer and a Managing Member or Director since the predecessor’s inception in 2010. Mr. Humphreys has over 25 years of experience in the transportation and logistics sector. During that time, he has founded four companies in the energy and tire recycling industries in addition to holding various senior management positions and board roles. Mr. Humphreys received a Bachelor of Arts in Agricultural Economics from Oklahoma State University.

Martin W. Robertson has served as our President and a Managing Member or Director since the predecessor’s inception in 2010, and has served as our Chief Operating Officer since November 2017. Mr. Robertson has over 22 years of experience in the transportation and logistics sector and over 24 years of management experience. Prior to his role as a founder of Vista, MAALT and Bulk, Mr. Robertson was employed by Penske Truck Leasing from 1996 to 2004, where he held a variety of key leadership roles in operations, sales and marketing, including Vice President of Sales.

Kristin W. Smith has served as our Chief Financial Officer since May 2017, and prior to that served as our Chief Accounting Officer. Before joining us in August 2016, Mrs. Smith spent over 10 years in public accounting at Whitley Penn where she served a variety of clients within the energy and mining industries. Mrs. Smith is a Certified Public Accountant in the State of Texas and earned a Bachelor of Business Administration in Accounting from The University of Texas at Austin.

Edward T. Bialas joined our board in March 2017. Mr. Bialas has served as a Managing Director of First Reserve since 2017. His responsibilities at First Reserve include investment origination, execution and exit, focusing on the equipment, manufacturing, and services sectors, and he is also responsible for First Reserve’s fundraising and investor relations activities. Mr. Bialas joined First Reserve in 2003 as an Associate and returned to First Reserve as a Vice President in 2007 after earning his M.B.A. Prior to joining First Reserve, Mr. Bialas was an Analyst at UBS Investment Bank in the Financial Sponsors Group. Mr. Bialas currently serves on the board of Diamond S Shipping Group. Mr. Bialas holds an A.B. from Dartmouth College and an M.B.A. from Harvard Business School.

Timothy J. Probert joined our board in March 2017. Mr. Probert has served as a Senior Advisor of First Reserve since 2014. Prior to joining First Reserve, Mr. Probert served as a Strategic Advisor to the Chief Executive Officer of Halliburton Company from 2013 to 2014. Prior to that position, he spent 11 years with Halliburton in various roles including President of Strategy and Corporate Development, President of Halliburton’s Global Business Lines and President of Halliburton’s Drilling and Evaluation Division. Previously, Mr. Probert served as President and Chief Executive Officer of ION Geophysical Corporation (formerly Input Output, Inc.) after spending 27 years with various operating units of Baker Hughes Incorporated, during which time he was President of Baker Hughes INTEQ. Mr. Probert formerly served as a Director of Cameron International Corporation, El Paso Corporation and Core Laboratories. Mr. Probert holds a B.S. from the University of London.

Neil A. Wizel joined our board in March 2017. Mr. Wizel has served as Managing Director of First Reserve since 2013. His responsibilities at First Reserve include investment origination, execution and exit, focusing on the energy value chain, including reserves; equipment, manufacturing, and services; and downstream and hydrocarbon processing assets. Mr. Wizel joined First Reserve in 2007. Prior to joining First Reserve, Mr. Wizel was a member of the Investment Staff at Greenbriar Equity Group, a transportation-focused private equity firm. Prior to Greenbriar, he was a Financial Analyst in the Leveraged Finance/Financial Sponsor Group at Credit Suisse First Boston. Mr. Wizel currently serves on the boards of Expanse Energy Solutions, Hoover Ferguson Group, Tri-Point LLC, TPC Group and Deep Gulf Energy, and formerly served as a director of PBF Energy, Inc. Mr. Wizel holds a B.A. from Emory University.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with          directors in Class I (expected to be         ),          directors in Class II (expected to be         ) and         directors in Class III (expected to be         ).        See “Description of Capital Stock—Classified Board of Directors.” In addition, we intend to enter into a stockholders agreement with our Principal Stockholders in connection with this offering. This agreement will grant our Principal Stockholders the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Bialas—our board of directors considered Mr. Bialas’ affiliation with First Reserve, his knowledge of our industry, experience with energy investment origination, execution and exit as Managing Director of First Reserve, and experience working with companies backed by private equity sponsors.

•	Mr. Humphreys—our board of directors considered Mr. Humphreys’ extensive familiarity with our business as one of its founders, serving in roles as a Managing Member or Director and Chief Executive Officer from inception, and his thorough knowledge of our industry, serving in various senior and executive capabilities.

•	Mr. Probert—our board of directors considered Mr. Probert’s significant experience in and knowledge of our industry, serving in various senior and executive capabilities, including his prior roles as Strategic Advisor to the Chief Executive Officer, President of Strategy & Corporate Development, President of Global Business Lines and President of the Drilling & Evaluation Division of Haliburton Company.

•	Mr. Robertson—our board of directors considered Mr. Robertson’s extensive familiarity with our business as one of its founders, serving in roles as a Managing Member or Director and President from inception and as our current Chief Operating Officer, and his thorough knowledge of our industry, serving in various senior and executive capabilities.

•	Mr. Wizel—our board of directors considered Mr. Wizel’s affiliation with First Reserve, his financial expertise, industry knowledge and investment experience across the entire energy value chain as Managing Director of First Reserve.

Controlled Company Exception

After the completion of this offering, our Principal Stockholders will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” as set forth in Rule 5615 of the NASDAQ listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. For at least some period following this offering, we may utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors has established an audit committee and a compensation committee. In addition, we anticipate that, prior to the completion of this offering, our board of directors will establish a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of                 ,                  and                  , with              serving as chair. The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing (1) accounting, financial reporting and disclosure processes and the adequacy of systems of disclosure and internal control established by management, (2) the quality and integrity of our financial statements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our independent registered public accounting firm and (5) our overall risk management profile.

Compensation Committee

Our compensation committee consists of                 ,                  and                  , with              serving as chair. The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive-compensation and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of                 ,                  and                  , with              serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Principal Stockholders described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Executive and Director Compensation

Summary Compensation Table

The following table sets forth all compensation paid to or accrued for our principal executive officer and the two other most highly compensated persons serving as our executive officers in the capacities indicated as of December 31, 2016 for services rendered for the year ended December 31, 2016. We refer to these executives as our “NEOs.”

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Gary B. Humphreys	2016	1,350,000	—	—	71,011	1,421,011
Chief Executive Officer

Martin W. Robertson	2016	1,500,000	—	—	61,868	1,561,868
President

Michael J. McKie	2016	250,000	15,000	48,225	31,020	344,245
Chief Operating Officer (5)

(1)	For Messrs. Humphreys and Robertson, represents $1,000,000 each in fees paid by Lonestar, and $350,000 and $500,000, respectively in consulting fees paid by MAALT and Bulk. For Mr. McKie, represents salary paid by Lonestar. See “—Narrative to Summary Compensation Table—Management Fees, Consulting Fees and Guaranteed Payments” below for additional details on amounts shown.

(2)	Represents cash amounts awarded based on the discretionary component of the AIP. The amounts awarded for performance year 2016 were paid in the first quarter of 2017. See “—Narrative to Summary Compensation Table—Annual Cash Bonus” below for additional details on amounts shown.
(3)	Represents cash amounts awarded based on the financial, safety and individual performance components of the AIP. The amounts awarded for performance year 2016 were paid during 2017. See “—Narrative to Summary Compensation Table—Annual Cash Bonus” below for additional details on amounts shown.
(4)	Represents perquisites and other personal benefits provided to our named executive officers, including payments for tax preparation services.
(5)	Mr. McKie served as our Chief Operating Officer from August 2013 until November 2017.

Narrative to Summary Compensation Table

Management Fees, Consulting Fees and Salary

In October 2011, each of Messrs. Humphreys and Robertson entered into an employment agreement, setting forth elements of the executive’s terms of employment and compensation. Compensation for fiscal 2016, however, was paid to those executives as described below. In May 2017, these employment agreements were superseded by management services agreements, also described below.

During fiscal 2016, Lonestar was a party to a management agreement with the entity serving as its general partner (and ultimately controlled by Messrs. Humphreys and Robertson), pursuant to which such general partner entity served as a consultant to Lonestar and agreed to provide certain management services to Lonestar in exchange for compensation of up to $1 million annually. The term of this agreement commenced on September 18, 2014, and initially ran for four years. For fiscal 2016, the Managers of LS Holdings (the “Board of Managers”) determined to pay $2 million for such management services, split evenly among Messrs. Humphreys and Robertson. In May 2017, the 2014 management agreement was superseded by the 2017 management services agreements described below.

In addition, Future New Deal, Ltd. and M&J Partnership, Ltd., entities ultimately controlled by Messrs. Humphreys and Robertson, respectively, received $350,000 and $500,000, respectively, in consulting fees paid by MAALT and Bulk with respect to services provided as partners of MAALT and members of Bulk. This arrangement was not set forth in a formal document.

For fiscal 2016, the Board of Managers determined to pay to Mr. McKie, through SJM Resources, LLC, an entity ultimately controlled by Mr. McKie, $250,000 in salary as compensation for his services as an officer of Lonestar during fiscal 2016. This amount was increased to $265,000, effective January 1, 2017. This arrangement was not set forth in a formal document. Lonestar was not a party to any employment agreement or management services agreement with Mr. McKie, or any entity ultimately controlled by him, with respect to services provided during fiscal 2016.

2017 Management Services Agreements

We have entered into a management services agreement with each of Messrs. Humphreys and Robertson, and an entity ultimately controlled by the respective executive as the “manager” (M&J Partnership, Ltd. for Mr. Robertson and GBH Properties LLC for Mr. Humphreys). Such agreements are dated as of May 1, 2017 and set forth the terms and conditions of such executive’s service as, respectively, our Chief Executive Officer and as our President. These agreements superseded the terms of each executive’s respective 2011 employment agreement and 2014 management agreement. The term of each executive’s service under their respective agreement commenced on May 1, 2017 and runs until terminated by us or by such executive, through the “manager” entity controlled by him, in accordance with the terms and conditions of the agreement, which provides that any termination by us requires the approval of First Reserve so long as First Reserve holds at least 50% of the units in Vista OpCo that it initially held.

Under the terms of the management services agreements, while providing services thereunder, each executive’s “manager” entity is entitled to receive an annual base fee of $1,500,000 with respect to service provided by the executive, subject to increase but not decrease, paid in equal monthly installments in advance; provided that any increase requires the approval of First Reserve so long as First Reserve holds at least 50% of the units in Vista OpCo that it initially held. In addition, while providing services under the agreement, the executive will be provided with all benefits generally provided to senior officers of the Company, provided that if such benefits can only be provided to employees or if the executive desires to procure his own benefits, the “manager” entity is entitled to payment of the minimum amount required for the executive to obtain the same or substantially similar benefits. In addition, each manager entity may be entitled to additional payments and benefits upon certain terminations of service. See “—Termination and Change in Control Provisions.”

Annual Cash Bonus

Our annual cash incentive compensation plan for the fiscal year ended December 31, 2016 (the “2016 AIP”), which is not set forth in a formal plan document, compensated and rewarded successful achievement of financial and non-financial goals aligned with our goals, and incorporated a mix of financial, safety and individual performance goals. The 2016 AIP also incorporated a component determined entirely at the discretion of the Board of Managers, which provided the Board of Managers with the flexibility to adjust the total amount awarded under the 2016 AIP higher than the amount that is otherwise earned based on achievement of the financial, safety and individual performance objectives.

Mr. McKie was the only NEO who participated in the 2016 AIP. Mr. McKie was eligible to receive a payout under the 2016 AIP based on the level of actual achievement of each of the financial, safety and individual performance objectives, as described in more detail below, as well as a discretionary bonus. Payouts were expressed as a percentage of his $250,000 salary for fiscal 2016 (“eligible earnings”). For fiscal 2016, Mr. McKie’s bonus opportunity was 30% of his eligible earnings, for a bonus opportunity of $75,000.

The financial objective component of the bonus opportunity consisted of budget-based Lonestar Adjusted EBITDA. For the definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Other Data.” The safety performance objectives were defined based on the recommendation of senior management, and included lost time injury rate (LTIR) and total recordable injury rate (TRIR), safety standards used widely in our industry. The individual performance objectives for Mr. McKie were defined based on the recommendation of senior management and related to job knowledge, dependability, judgement, initiative, teamwork and execution of key strategic objectives defined by the Board of Managers. Of Mr. McKie’s total bonus opportunity under the 2016 AIP, 30% of the bonus was based on Lonestar Adjusted EBITDA, 20% was based on the safety component, 30% was based on individual performance goals and 20% was discretionary. Unless the Board of Managers determined otherwise, in order for there to have been any payment under the 2016 AIP, financial performance must have met or exceeded 80% of the Lonestar Adjusted EBITDA target.

The following table shows the allocation of Mr. McKie’s total bonus opportunity under the 2016 AIP and the actual amounts awarded by the Board of Managers:

Name	Percentage of Base Salary Allocated to Target Bonus Opportunity	Target Bonus	Financial Performance Component of Bonus	Amount Awarded under Financial Performance Component of Bonus	Safety Component of Bonus	Amount Awarded Under Safety Component of Bonus	Individual Component of Bonus	Amount Awarded Under Individual Component of Bonus	Discretionary Component of Bonus	Amount Awarded Under Discretionary Component of Bonus	Total Amount Awarded under Bonus Plan for Fiscal 2016
Michael J. McKie	30%	$75,000	$22,500	$18,225	$15,000	$7,500	$22,500	$22,500	$15,000	$15,000	$63,225

Early in the year, the Board of Managers established the 2016 Lonestar Adjusted EBITDA target of $36 million and minimum Lonestar Adjusted EBITDA performance of $28.8 million, which related solely to the financial performance of Lonestar. Mr. McKie’s safety performance objectives and individual performance objectives were consistent with prior years. Awards under the 2016 AIP were determined by the Board of Managers and paid during 2017, following receipt of audited financial statements for fiscal 2016.

For fiscal 2016, actual Lonestar Adjusted EBITDA was approximately $29.1 million, or 81% of the target set for the year, which equated to an 81% payout to Mr. McKie of his financial performance objective bonus opportunity. Because performance exceeded minimum performance, but failed to meet target performance, the performance component bonus opportunity amount was multiplied by the ratio of actual Lonestar Adjusted EBITDA divided by target Lonestar Adjusted EBITDA.

The Board of Managers, following consultation with senior management, evaluated the safety performance to determine the level of achievement of the safety performance objectives. The safety performance objective component payout could have ranged from 0% to 100% based on this assessment. The Board of Managers determined that because of an accident at the Cresson, Texas facility that caused us to miss our overall safety targets for the year, only 50% of the bonus opportunity relating to safety performance objectives was achieved by all employees of the Company, including Mr. McKie. The Board of Managers applied its business judgment in assessing the extent to which Mr. McKie met the safety performance objectives for 2016, and did not use any specific formula in its determination.

In addition, after reviewing Mr. McKie’s individual performance and his contribution to the Company’s strong financial performance and other achievements, the Board of Managers determined that Mr. McKie achieved a performance rating which entitled him to receive 100% of his individual performance bonus opportunity. The individual performance objective component payout could have ranged from 0% to 100% based on this assessment. The Board of Managers applied its business judgment in assessing the extent to which Mr. McKie met his individual performance objectives for 2016, and did not use any specific formula in its determination.

In addition, the Board of Managers, in its discretion, awarded Mr. McKie 100% of his discretionary bonus opportunity.

Long-Term Incentive Compensation

In August 2013, Mr. McKie was granted a 3% limited partnership interest in Lonestar, and subsequently held in the form of membership interests in LS Holdings, which vested in 1% increments at the first, second and third anniversary of August 1, 2013 or upon a change in control. This grant became fully vested on August 1, 2016.

Outstanding Equity Awards at 2016 Fiscal Year-End

None of our NEOs had any outstanding equity awards as of December 31, 2016.

Restrictive Covenants

Under the terms of their respective 2017 management services agreements, Mr. Humphreys and Mr. Robertson, and their respective “manager” entities, are subject to a covenant not to disclose confidential information and trade secrets while providing services and at all times thereafter, a covenant to assign inventions, confidential information and trade secrets conceived during the term of service to us, a covenant not to solicit or interfere with our employees, contractors and customers while providing services and for two years after a termination of service for any reason, and a covenant not to compete with us while providing services and for two years after a termination of service for any reason. Such restrictive covenants are in addition to, and do not supersede, the restrictive covenants under the non-compete agreements, detailed directly below.

In connection with our entry into the Term Loan Facility, each of Mr. Humphreys and Mr. Robertson has entered into a non-compete agreement, dated as of March 1, 2017, with Lonestar and Ares Capital Corporation. Under the terms of the non-compete agreements, Mr. Humphreys and Mr. Robertson are each subject to a covenant not to solicit or interfere with our employees, customers and investors, and a covenant not to compete with us, beginning on March 1, 2017, through the earliest of: the maturity date under the credit agreement with Ares Capital Corporation, the date all debt under such agreement is paid in full, the date the executive is no longer an equityholder in us and certain of our subsidiaries, and the date we cease operating in the mining and processing sand business.

Termination and Change in Control Provisions

Pursuant to the terms of their respective May 2017 management services agreements, in the event of a termination of the agreement by us without just cause (as defined in their respective management services agreements) (other than due to death or disability), Mr. Humphreys’ and Mr. Robertson’s respective “manager” entities are entitled to (i) any base fee earned as of, and payable for the period prior to, the date of termination, to the extent it remains unpaid, (ii) an amount equal to two years of their then-current base fee, payable within sixty days of such termination, subject to the execution and non-revocation of a release of claims, and (iii) continuation for two years following such termination of insured health and related benefits, as provided for in their respective management services agreements, or if such benefits cannot be provided or would result in liability to us, payment in lieu of such benefits equal to the cost to us of such discontinued benefits, in either case subject to the execution and non-revocation of a release of claims.

Actions Taken in Connection with the Offering

Omnibus Incentive Plan and IPO Date Equity Awards

We may adopt an omnibus incentive plan and may issue IPO date equity awards in connection with the offering. Any such plan or awards, or other actions taken in connection with the offering, will be described in greater detail in a subsequent amendment to the registration statement of which this prospectus forms a part.

Director Compensation

None of our directors received any form of compensation in their individual capacity for services rendered as a director during the year ended December 31, 2016. We anticipate adopting new compensation arrangements in connection with this offering entitling non-employee directors to annual compensation to be determined.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

We will enter into a stockholders agreement with our Principal Stockholders. This agreement will provide for certain board designation and other rights, as will be described in greater detail in a subsequent amendment to the registration statement of which this prospectus forms a part.

Exchange Agreement

We will enter into an exchange agreement with the holders of outstanding LLC Units pursuant to which each holder of LLC Units (and certain permitted transferees thereof) may, from and after the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that a holder of LLC Units will not have the right to exchange LLC Units if Vista Proppants and Logistics Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Vista Proppants and Logistics Inc. to which such holder may be subject. Vista Proppants and Logistics Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Vista OpCo is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by Vista Proppants and Logistics Inc. is correspondingly increased as it acquires the exchanged LLC Units.

Registration Rights Agreement

We will enter into one or more registration rights agreements with our Principal Stockholders pursuant to which we will grant to each of our Sponsor, on the one hand, and our Founders, on the other hand, and in each case certain of their transferees, the right to request that we register the sale of shares of Class A common stock respectively held by them up to four times and to require us to make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Our Principal Stockholders will also have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Tax Receivable Agreement

As described in “Organizational Structure—Offering Transactions,” Vista Proppants and Logistics Inc. intends to use a portion of the proceeds from this offering to purchase outstanding LLC Units from our pre-IPO owners, including members of our senior management. In addition, Holders of LLC Units (other than Vista Proppants and Logistics Inc.) may, subject to certain conditions, from and after the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. on a one-for-one basis. Vista OpCo intends to have an election under Section 754 of the Code in effect for each taxable year in which a purchase or an exchange of LLC Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Vista OpCo at the time of purchase or subsequent exchange of LLC Units. The purchase of outstanding LLC Units from our pre-IPO owners as part of the Offering Transactions and future exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Vista OpCo. These increases in tax basis may reduce the amount of tax that Vista Proppants and Logistics Inc. would otherwise be required to pay in the future.

These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase and increased deductions, and a court could sustain such a challenge.

We will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Vista Proppants and Logistics Inc. to holders selling LLC Units for cash as part of the Offering Transactions or subsequently exchanging LLC Units of 85% of the benefits, if any, that Vista Proppants and Logistics Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Vista Proppants and Logistics Inc. and not of Vista OpCo. Vista Proppants and Logistics Inc. expects to benefit from the remaining 15% of cash tax savings, if any, it realizes. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Vista Proppants and Logistics Inc. (calculated with certain assumptions) to the amount of such taxes that Vista Proppants and Logistics Inc. would have been required to pay had there been no increase to the tax basis of the assets of Vista OpCo as a result of the purchase or exchanges and had Vista Proppants and Logistics Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Vista Proppants and Logistics Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or Vista Proppants and Logistics Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Vista Proppants and Logistics Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of purchases or exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Vista OpCo at the time of each exchange;

•	the price of shares of our Class A common stock at the time of the purchase or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Vista OpCo, is directly proportional to the price of shares of our Class A common stock at the time of the purchase or exchange;

•	the extent to which such purchases or exchanges are taxable—if a purchase or an exchange is not taxable for any reason, increased deductions will not be available; and

•	the amount and timing of our income—in periods prior to the occurrence of a change of control and absent circumstances requiring an early termination payment, Vista Proppants and Logistics Inc. is only obligated to make payments under the tax receivable agreement as and when it realizes cash tax savings from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and related transactions. Accordingly, Vista Proppants and Logistics Inc. will generally not be required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for a taxable year in which it does not have taxable income because no cash tax savings will have been realized. However, unutilized deductions that do not result in realized benefits in a given tax year as a result of insufficient taxable income may be applied to taxable income in future years and accordingly would impact the amount of cash tax savings in such future years and the amount of corresponding payments under the tax receivable agreement in such future years.

We expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of Vista OpCo, the payments that we may make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law, and that Vista Proppants and Logistics Inc. earns sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement relating to the purchase by Vista Proppants and Logistics Inc. of LLC Units as part of this offering to aggregate $              (or $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and to range over the next 15 years from approximately $        to $        per year (or range from approximately $        to $        per year if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and decline thereafter. Future payments to our pre-IPO owners in respect of purchases or subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that Vista Proppants and Logistics Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Vista Proppants and Logistics Inc. by Vista OpCo are not sufficient to permit Vista Proppants and Logistics Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the selling or exchanging holders of LLC Units.

The effects of the tax receivable agreement on our consolidated balance sheet as a result of Vista Proppants and Logistics Inc.’s purchase of outstanding LLC Units with proceeds from this offering are as follows:

•	Vista Proppants and Logistics Inc. will record an increase of $ in deferred tax assets (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock) for the estimated income tax effects of the increase in the tax basis of the assets owned by Vista Proppants and Logistics Inc. based on enacted federal and state tax rates at the date of the transaction. To the extent we estimate that Vista Proppants and Logistics Inc. will not realize the full benefits represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	Vista Proppants and Logistics Inc. will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase of $ (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to amounts due pursuant to tax receivable agreement and payable to related parties and the remaining 15% of the estimated realizable tax benefit, or $ (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as an increase to additional paid-in capital.

Therefore, as of the date of the purchase of the LLC Units, on a cumulative basis the net effect of accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase in stockholders’ equity of 15% of the estimated realizable tax benefit. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In addition, the tax receivable agreement provides that upon certain changes of control, Vista Proppants and Logistics Inc.’s (or its successor’s) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including Vista Proppants and Logistics Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement.

Furthermore, Vista Proppants and Logistics Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including (i) that any LLC Units that have not been purchased or exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Vista Proppants and Logistics Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) the tax rates for future years will be those specified in the law as in effect at the time of termination and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to LIBOR plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that LIBOR were to be     %, we estimate that the aggregate amount of these termination payments would be approximately $        if Vista Proppants and Logistics Inc. were to exercise its termination right immediately following this offering.

As a result of the change in control provisions and the early termination right, Vista Proppants and Logistics Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that Vista Proppants and Logistics Inc. realizes in respect of the tax attributes subject to the tax receivable agreement. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Vista Proppants and Logistics Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if a tax reporting position is successfully challenged by the IRS. If any such position is subject to a challenge by a taxing authority the outcome of which would reasonably be expected to materially adversely affect a recipient’s payments under the tax receivable agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of the applicable recipient. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the Vista Proppants and Logistics Inc.’s cash tax savings.

Other Transactions

Mr. Gary B. Humphreys, our co-founder and Chief Executive Officer, Mr. Martin W. Robertson, our co-founder, President and Chief Operating Officer, have historically earned certain compensation in the form of consulting fees paid by us, which are included in selling, general and administrative expenses. For additional information, see “Management—Executive and Director Compensation” and Notes P and L to the audited consolidated financial statements of Lonestar and MAALT, respectively, included elsewhere in this prospectus.

From time to time, Messrs. Humphreys and Robertson have guaranteed our obligations under certain indebtedness incurred in the course of our operations. As of June 30, 2017, such indebtedness had maturity dates ranging from 2017 through 2021 and interest rates ranging from 4.00% to 5.00%. For the six months ended June 30, 2017 and each of the three years ended December 31, 2016, the largest aggregate principal amount outstanding of such guaranteed indebtedness was $3.4 million, $5.5 million, $6.6 million and $6.5 million, respectively.

GHMR Operations, LLC (“GHMR”), an entity in which each of Messrs. Humphreys and Robertson owns a 50% interest, is the lessor under a mineral lease for our Tolar, Texas location, leases for our transload and trucking facilities in Sweetwater, Texas, Dilley, Texas and Pecos, Texas, corporate offices in Fort Worth, Texas, and certain other capital, equipment and operating leases for facilities and assets used in the operation of our business. For the six months ended June 30, 2017 and each of the three years ended December 31, 2016, we made aggregate payments to GHMR under such leases in the amount of $3.1 million, $4.1 million, $5 million and $1.4 million, respectively.

In 2016, we made payments for certain construction services aggregating $162,000 to an entity in which Messrs. Humphreys and Robertson each owns a 33.33% interest.

In September 2014, we issued promissory notes to each of Messrs. Humphreys and Robertson relating to unpaid consulting fees earned by them in 2012 and 2013. Each note was in the principal amount of $345,463, had a stated maturity of March 18, 2020 and accrued interest at a rate of 5.00% per annum. In September 2014, we issued an additional note to Mr. Humphreys in the amount of $545,738 relating to funds borrowed by Lonestar for certain startup and other administrative expenses. This note had a stated maturity of March 18, 2020 and accrued interest at a rate of 10.00% per annum. In July 2017, our obligations under these notes were settled in full and they are no longer outstanding.

In 2014, we repaid in full our obligations in the principal amount of $796,431 under a note payable to Mr. Humphreys relating to funds borrowed by Lonestar to purchase land during 2012. The note had an original principal balance of approximately $1.0 million and accrued interest at a rate of 15.00% per annum. In 2015, we repaid in full our obligations under a note payable to Mr. Humphreys relating to funds borrowed by MAALT to enable the company to cease their factoring arrangement and borrow under a more traditional financing arrangement with lower rates. The note had an original principal balance of approximately $500,000 and accrued interest at a rate of 8.00% per annum.

The March 2017 Transaction

As described in “Organizational Structure—Existing Organizational Structure,” on March 20, 2017, our pre-IPO owners completed a transaction in which Lonestar, MAALT and Bulk were acquired by a newly formed holding company, Vista OpCo. More specifically, LS Holdings, which was the 100% owner of Vista OpCo. and Lonestar prior to the transaction, contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, First Reserve purchased certain outstanding common units in Vista OpCo from existing owners and also made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo. During the second quarter of 2017, in connection with the March 2017 Transaction, Vista OpCo made a special distribution to its members other than First Reserve in the aggregate amount of $3.07 million.

Vista OpCo Limited Liability Company Agreement

As a result of the Offering Transactions, Vista Proppants and Logistics Inc. will hold LLC Units in Vista OpCo and will be the sole managing member of Vista OpCo. Accordingly, Vista Proppants and Logistics Inc. will operate and control all of the business and affairs of Vista OpCo and, through Vista OpCo and its operating entity subsidiaries, conduct our business.

Pursuant to the limited liability company agreement of Vista OpCo as it will be in effect at the time of this offering, Vista Proppants and Logistics Inc. has the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of LLC Units, including Vista Proppants and Logistics Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of Vista OpCo. Net profits and net losses of Vista OpCo will generally be allocated to its holders (including Vista Proppants and Logistics Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement of Vista OpCo will provide for cash distributions, which we refer to as “tax distributions,” to the holders of the LLC Units if Vista Proppants and Logistics Inc., as the sole managing member of Vista OpCo, determines that a holder, by reason of holding LLC Units, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Vista OpCo multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income).

The limited liability company agreement of Vista OpCo will also provide that substantially all expenses incurred by or attributable to Vista Proppants and Logistics Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by Vista Proppants and Logistics Inc., income tax expenses of Vista Proppants and Logistics Inc. and payments on indebtedness incurred by Vista Proppants and Logistics Inc., will be borne by Vista OpCo.

Statement of Policy Regarding Transactions with Related Persons

At the time of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our chief financial officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The chief financial officer will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Vista Proppants and Logistics Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The percentage of beneficial ownership of shares of our Class A common stock and of LLC Units outstanding before the offering set forth below is based on the number of shares of our Class A common stock and of LLC Units to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our Class A common stock and of LLC Units after the offering set forth below is based on shares of our Class A common stock and of LLC Units to be issued and outstanding immediately after the offering.

Our pre-IPO owners will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Vista OpCo held by such holder on all matters on which stockholders of Vista Proppants and Logistics Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell LLC Units to Vista Proppants and Logistics Inc. for cash as part of the Offering Transactions or subsequently exchange LLC Units for shares of Class A common stock of Vista Proppants and Logistics Inc. pursuant to the exchange agreement.

	Class A Common Stock Beneficially Owned(1)				LLC Units Beneficially Owned(1)					Combined Voting Power(2)
	Number	Percentage			Number		Percentage			Percentage
Name of Beneficial Owner		Prior to the Offering	After the Offering Assuming Underwriters’ Option is Not Exercised	After the Offering Assuming Underwriters’ Option is Exercised in Full			Prior to the Offering	After the Offering Assuming Underwriters’ Option is Not Exercised	After the Offering Assuming Underwriters’ Option is Exercised in Full	Prior to the Offering	After the Offering Assuming Underwriters’ Option is Not Exercised	After the Offering Assuming Underwriters’ Option is Exercised in Full
Lonestar Prospects Holding Company, L.L.C.(3)(4)		—	—	—
First Reserve(4)		—	—	—		(5)
Gary B. Humphreys(4)		—	—	—		(6)
Martin W. Robertson(4)		—	—	—		(7)
Edward T. Bialis		—	—	—
Timothy J. Probert		—	—	—
Neil A. Wizel		—	—	—
Directors and executive officers as a group (7 persons)		—	—	—

*	Represents less than 1%.
(1)	Subject to the terms of the exchange agreement, the LLC Units are exchangeable for shares of our Class A common stock on a one-for-one basis from and after the completion of this offering. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of LLC Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of LLC Units after the Offering Transactions treats LLC Units held by Vista Proppants and Logistics Inc. as outstanding.
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Vista Proppants and Logistics Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”
(3)	Pursuant to the limited liability company agreement of Lonestar Prospects Holding Company, L.L.C. (“LPHC”), LPHC is managed by a board of managers consisting of Gary B. Humphreys and Martin W. Robertson. Mr. Humphreys and Mr. Robertson each owns % of the membership interests in LPHC.
(4)	At the time of this offering, we will enter into a stockholders agreement with each of our Principal Stockholders pursuant to which they will have certain board nomination and other rights as described in “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Each of Messrs. Humphreys and Robertson, LPHC and First Reserve will agree to vote the respective shares of our common stock beneficially owned by them in favor of the individuals nominated as our directors in accordance with the terms of the stockholders agreement.
(5)	Includes LLC Units that are directly held by FR Sand Holdings LLC. The sole member of FR Sand Holdings LLC is FR XIII Charlie AIV, L.P. The general partner of FR XIII Charlie AIV, L.P. is First Reserve GP XIII, L.P. The general partner of First Reserve GP XIII, L.P. is First Reserve GP XIII Limited. William E. Macaulay is Chairman of First Reserve GP XIII Limited and has the right to appoint a majority of the board of directors of First Reserve GP XIII Limited.
(6)	Includes LLC Units that are directly held by Future New Deal, Ltd. The general partner of Future New Deal, Ltd. is Future New Deal II, LLC, which is owned by Messr. Humphreys and his wife. Messr. Humphreys also owns a % interest in LPHC. See Note 3 above.
(7)	Includes LLC Units that are directly held by M&J Partnership, Ltd. The general partner of M&J Partnership, Ltd. is T.Y.F. Holdings, LLC, which is owned by Messr. Robertson and his wife. Messr. Robertson also owns a % interest in LPHC. See Note 3 above.

Vista Proppants and Logistics Inc. intends to use approximately $              (or $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase from our pre-IPO owners, including members of our senior management,              outstanding LLC Units (or              outstanding LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as described under “Organizational Structure—Offering Transactions.” Of this amount, the following table sets forth the amounts that will be received by our Founders, Sponsor, directors, officers and other pre-IPO owners and their respective affiliated entities or vehicles.

	Assuming Underwriters’ Option is Not Exercised		Assuming Underwriters’ Option is Exercised in Full
	Number of LLC Units Sold	Proceeds	Number of LLC Units Sold	Proceeds
First Reserve		$		$
Gary B. Humphreys		$		$
Martin W. Robertson		$		$
Other pre-IPO owners		$		$

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Term Loan Facility

On November 9, 2017, we entered into an Amended and Restated Senior Secured Credit Agreement (the “New Credit Agreement”), by and among VPROP Operating, LLC, a wholly owned subsidiary of Vista OpCo, as borrower (the “Borrower”), Vista OpCo, as a parent guarantor, Ares Capital Corporation (“Ares”) and the other lenders party thereto, which replaced in its entirety the Senior Secured Credit Agreement (the “Prior Credit Agreement”), dated as of March 1, 2017, among Lonestar, as borrower, and Ares. The New Credit Agreement provides for a senior secured credit facility (the “Term Loan Facility”) in the principal amount of $210.0 million (of which $125.0 million was the original principal amount (before capitalized interest) under the Prior Credit Agreement and $85.0 million represented incremental borrowings made on November 9, 2017), with the option to request incremental loans not to exceed $60.0 million. Vista OpCo, along with each of its subsidiaries other than the Borrower, including Lonestar, MAALT and Bulk, guarantees the Borrower’s obligations under the Term Loan Facility. The Term Loan Facility is collateralized by substantially all of the Borrower’s and certain of its subsidiaries’ assets and by a pledge of the equity interests of the Borrower and its subsidiaries. The Term Loan Facility bears interest at LIBOR (with a floor of 1%) plus 9.5%, subject to adjustment in certain circumstances as provided in the New Credit Agreement, of which 1% is paid in kind (“PIK”) on a quarterly basis. PIK interest increases the outstanding principal balance on the Term Loan Facility and all other interest is paid quarterly. Principal payments will commence in June 2018. We paid (i) a structuring fee equal to 2% of total borrowings, totaling $2,500,000, at the closing of the Prior Credit Agreement in March 2017, (ii) additional fees totaling $1,200,000 in connection with the execution of the first amendment to the Prior Credit Agreement in August 2017 and (iii) additional fees totaling $3,050,000 in connection with the execution of the New Credit Agreement in November 2017.

The Term Loan Facility matures in August 2021. If Lonestar prepays the debt prior to November 9, 2018, a premium of 5% of the principal amount prepaid will be assessed. If Lonestar prepays the debt on or after November 9, 2018 but before November 9, 2019, a premium of 3% of the principal amount prepaid will be assessed. If Lonestar prepays the debt on or after November 9, 2019 but before November 9, 2020, a premium of 1% of the principal amount prepaid will be assessed. No premium will be assessed for prepayments on or after November 9, 2020. If the consolidated leverage ratio is greater than 3.50:1.00 as of the last day of any fiscal year commencing June 1, 2019, on the second quarterly payment date of the next fiscal year, the Borrower must repay, without premium or penalty, an amount equal to the lesser of (i) 35% of consolidated excess cash flow for such most recent fiscal year and (ii) the amount required for the consolidated leverage ratio as of the last day of such most recent fiscal year not to exceed 3.50:1.00, giving pro forma effect to such payment as if it had occurred on the last day of such most recent fiscal year.

Annual maturities on the outstanding Term Loan Facility (before capitalized interest) are as follows:

2018	$10,833,188
2019	13,579,959
2020	16,584,164
2021	169,002,689

Total	$210,000,000

Certain Covenants and Events of Default

The Term Loan Facility contains a number of significant affirmative and negative covenants and customary events of default. Such covenants, among other things, limit or restrict, subject to certain exceptions, the ability of the Borrower and its subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into certain hedging arrangements;

•	create liens on assets;

•	enter into leases and make capital expenditures;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of certain junior debt.

The Term Loan Facility requires the Borrower to maintain a fixed charge coverage ratio at all times of at least 1.10:1.00. The Borrower must also maintain a consolidated leverage ratio based on its consolidated EBITDA, tested at the end of each quarter. The required ratio that the Borrower must maintain decreases over the life of the loan. As of the date of the New Credit Agreement, the Borrower was required to maintain a consolidated leverage ratio of no greater than 4.00:1.00. In addition, the Term Loan Facility requires the Borrower to maintain a reserve coverage ratio of no greater than 9.0:1.0, which is tested at the end of each quarter and decreases over the life of the loan, based on the ratio of Lonestar’s reserves to the annual reasonably forecasted sales volume.

The Term Loan Facility also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, Ares under the Term Loan Facility is entitled to take various actions, including the acceleration of amounts due under the Term Loan Facility and all actions permitted to be taken by a secured creditor.

New Revolving Facility

We anticipate entering into a new revolving credit facility in connection with the offering. Any such New Revolving Facility will be described in greater detail in a subsequent amendment to the registration statement of which this prospectus forms a part.

Construction Loan Agreements

On June 15, 2014, in order to support the construction of a sand storage and transload facility in Dilley, Texas, MAALT, along with a related entity as a co-borrower, entered into a construction note payable (the “Dilley Construction Note”) under which we could borrow up to $13,826,834. The Dilley Construction Note is collateralized by the assets of the facility being constructed as well as the assets of certain related entities. As of December 31, 2016 and 2015, total outstanding borrowings were approximately $10,221,000 and $12,110,000, respectively. The note bears interest at 5% and will mature on December 15, 2021. Interest on the note is due monthly, beginning in January 2015. Effective March 2015, all principal and unpaid interest is being amortized over the remaining six and a half year term of the note. The outstanding principal balance of the note, together with all accrued but unpaid interest, is due in full upon maturity. The Dilley Construction Note agreement includes various financial covenants of which MAALT was in compliance with at December 31, 2016 and 2015.

On February 9, 2016, in order to support the construction of a sand storage and transload facility in Big Lake, Texas, MAALT entered into a construction note payable (the “Big Lake Construction Note”) under which MAALT may borrow up to $3,850,497. The Big Lake Construction Note is collateralized by the assets of the facility constructed. As of December 31, 2016, the outstanding borrowing was approximately $3,586,000. The note bears interest at 4.75% and will mature on February 9, 2021. Interest on the note is due monthly, beginning in March 2016. Effective September 2016, all principal and unpaid interest is being amortized over the remaining four and a half year term of the note. The outstanding principal balance of the note, together with all accrued but unpaid interest, is due in full upon maturity. The Big Lake Construction Note is guaranteed by the assets of certain related entities.

Future annual maturities on the construction notes payable are as follows:

As of December 31, 2016
2017	$2,293,347
2018	2,410,168
2019	2,532,943
2020	2,661,480
2021	1,255,340

Total	$11,153,278

Line-of-Credit

Lonestar has a line-of-credit arrangement for short-term financing with a bank, under which Lonestar may borrow up to $40 million. The line-of-credit was amended in August 2017, increasing the borrowing capacity from $10 million to $40 million and extending the maturity date through August 14, 2018. At June 30, 2017, December 31, 2016 and 2015, the unused portion of the credit line was $10 million, all of which was available for borrowing.

The line-of-credit bears interest at the lesser of (a) the sum of the Prime Rate (4.25%, 3.75% and 3.50% at June 30, 2017, December 31, 2016 and 2015, respectively) plus 0.50%, provided that the interest rate shall never fall below 3.75%; or (b) the maximum rate, as defined. Prior to September 2015, the line-of-credit bore interest at the lesser of the sum of the Prime Rate, plus 1.00%, provided that the interest rate never fell below 4.00%. At June 30, 2017, December 31, 2016 and 2015, the line-of-credit incurred interest at 4.75%, 4.25% and 4.00%, respectively.

The line-of-credit is secured by a first lien on all accounts receivable and finished sand inventory of Lonestar. Up to 50% of the line-of-credit is also personally guaranteed by certain related parties.

Other Indebtedness

We routinely enter into equipment notes and other financing arrangements during the ordinary course of business. As of June 30, 2017, there was an aggregate principal amount of $5.3 million of such indebtedness outstanding.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Vista Proppants and Logistics Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, or DGCL. Upon the consummation of this offering, our authorized capital stock will consist of              shares of Class A common stock, par value $0.01 per share,              shares of Class B common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit held by such holder on all matters on which stockholders of Vista Proppants and Logistics Inc. are entitled to vote generally. If at any time the ratio at which LLC Units are exchangeable for shares of Class A common stock of Vista Proppants and Logistics Inc. changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Vista Proppants and Logistics Inc.

Our amended and restated certificate of incorporation does not provide for any restrictions on transfer of shares of Class B common stock.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

“Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by or at the direction of our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply so long as the shares of Class A common stock remain listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of NASDAQ is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding LLC Units not held by Vista Proppants and Logistics Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors with a maximum of 15 directors.

Special Stockholder Meetings

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Principal Stockholders and their respective affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to our Principal Stockholders and their respective affiliates so long as the stockholders’ agreement remains in effect. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with our Principal Stockholders and their respective affiliates, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, less than 40% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when our Principal Stockholders and their respective affiliates own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws provide that in the event our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, less than 5% in voting power of our stock entitled to vote generally in the election of directors, we will automatically become subject to Section 203 of the DGCL, except that none of the Principal Stockholders, their respective affiliates or successors or any “Principal Stockholder transferee” (as defined in our amended and restated certificate of incorporation) will be deemed to be an interested stockholder regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. At any time when our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when our Principal Stockholders and their respective affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision requiring an 80% supermajority vote for stockholders to amend our amended and restated bylaws; and

•	the amendment provision requiring that the above provisions be amended only with an 66 2⁄3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (4) action asserting a claim against us or any director or officer of our Company governed by the internal affairs doctrine, or (5) action, proceeding or claim arising pursuant to the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsor and its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor and its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be              .

Listing

We intend to apply to list our Class A common stock on NASDAQ under the symbol “VPRL.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We have not determined whether we are a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” however, so long as our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our Class A common stock will be subject to United States federal income tax on the sale or other disposition of our Class A common stock.

Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock and, for a disposition of our Class A common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity

(if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of our Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of our Class A common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets were deemed to include “plan assets,” as described below, the acquisition of our Class A common stock by an ERISA Plan with respect to which we, an underwriter or our respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition of our Class A common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering acquiring our Class A common stock in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the regulations promulgated under ERISA by the DOL (the “Plan Asset Regulations”) generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Although no assurances can be given in this regard, we believe we should qualify as an “operating company” within the meaning of the Plan Asset Regulations.

In addition, for purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The Company intends to effect such a registration under the Securities Act and Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our Class A common stock will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our Class A common stock will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, our Class A common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of our Class A common stock, each purchaser and subsequent transferee of our Class A common stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire our Class A common stock constitutes assets of any Plan or (ii) the purchase of our Class A common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or other securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—Our share price may decline due to the large number of our shares eligible for future sale.”

Upon completion of this offering we will have a total of              shares of our Class A common stock outstanding (or              shares of Class A common stock if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with our pre-IPO owners, holders of LLC Units may, from and after the completion of this offering (subject to the terms of the exchange agreement), exchange LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our pre-IPO owners will hold              LLC Units (or              LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. Moreover, as a result of the registration rights agreement, all or a portion of these shares may be eligible for future sale without restriction, subject to the lock-up arrangements described below. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In addition,              shares of Class A common stock may be granted under our Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares of Class A common stock. However, any shares issued to our directors and officers and each of our Principal Stockholders are subject to lock-up arrangements, described below, and generally may not be sold for 180 days from the date of this prospectus, except with the underwriters’ prior written consent.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of Vista OpCo permits Vista OpCo to issue an unlimited number of additional limited liability company interests of Vista OpCo with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

We will enter into one or more registration rights agreements with our Principal Stockholders pursuant to which we will grant to each of our Sponsor, on the one hand, and our Founders, on the other hand, and in each case certain of their transferees, the right to request that we register the sale of shares of Class A common stock respectively held by them up to four times and to require us to make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Our Principal Stockholders will also have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers, directors and each of our Principal Stockholders have agreed, subject to enumerated exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged.

UNDERWRITING

Citigroup Global Markets Inc. and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter’s initial purchase commitment. Any shares of Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers, directors and each of our Principal Stockholders have agreed, subject to enumerated exceptions, that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Piper Jaffray & Co. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Prior to this offering, there has been no public market for our shares of Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to list our Class A common stock on NASDAQ under the symbol “VPRL.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Vista Proppants and Logistics Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Vista OpCo will bear or reimburse us for all of the expenses payable by us in this offering (excluding underwriting discounts and commission), which we estimate will be $        .

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares of Class A common stock in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of Class A common stock in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares of Class A common stock either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares of Class A common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares of Class A common stock to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares.

They may also cause the price of the shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The balance sheet of Vista Proppants and Logistics Inc. as of August 10, 2017 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Lonestar Prospects, Ltd. as of and for the years ended December 31, 2016 and 2015, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MAALT, LP as of and for the years ended December 31, 2016 and 2015 have been included in this prospectus and the registration statement, of which this prospectus forms a part, in reliance upon the report of Whitley Penn LLP, independent auditors, appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Maalt Specialized Bulk, LLC as of and for the years ended December 31, 2016 and 2015 have been included in this prospectus and the registration statement, of which this prospectus forms a part, in reliance upon the report of Whitley Penn LLP, independent auditors, appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of our proven mineral reserves was derived from the report of John T. Boyd Company, independent mining engineers and geologists, and has been included herein on the authority of John T. Boyd Company as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Vista Proppants and Logistics Inc.

We have audited the accompanying balance sheet of Vista Proppants and Logistics Inc. (the “Company”), as of August 10, 2017. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Vista Proppants and Logistics Inc. at August 10, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

August 11, 2017

Vista Proppants and Logistics Inc.

Balance Sheet

As of August 10, 2017

Assets
Cash	$1

Stockholder’s Equity
Class A common stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—
Class B common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1

Total Stockholder’s Equity	$1

The accompanying notes are an integral part of this balance sheet.

Vista Proppants and Logistics Inc.

Notes to Balance Sheet

1.	ORGANIZATION

Vista Proppants and Logistics Inc. (the “Corporation”) was incorporated as a Delaware corporation on July 19, 2017. The Corporation’s fiscal year end is December 31. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole material asset is expected to be an equity interest in Vista Proppants and Logistics, LLC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.

Subsequent events have been evaluated through August 11, 2017, the date these financial statements were issued.

3.	STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share (“Class A common stock”), and 1,000 shares of Class B common stock, par value $0.01 per share (“Class B common stock”). Under the Corporation’s certificate of incorporation in effect as of July 19, 2017, all shares of Class A common stock and Class B common stock are identical. In exchange for $1.00, the Corporation has issued 100 shares of Class B common stock, all of which were held by Vista Proppants and Logistics, LLC as of August 10, 2017.

VISTA PROPPANTS AND LOGISTICS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash	$60,704,386	$4,503,695
Certificate of deposit	186,350	861,718
Accounts receivable, less allowance for doubtful accounts of $179,093 and $126,739, respectively	39,170,712	24,646,248
Other receivables, related parties	223,238	85,000
Inventories	4,604,338	5,838,088
Prepaid expenses and other current assets	4,421,942	1,323,375

Total current assets	109,310,966	37,258,124

Restricted cash	3,000,000	—
Certificate of deposit	867,441	—
Property, plant and equipment, net	131,026,994	67,425,128
Goodwill	37,505,893	—
Intangible assets, net of amortization	17,429,900	—
Lease reserves, net	8,603,394	8,073,373
Other assets	1,372,680	825,520

Total assets	$309,117,268	$113,582,145

Liabilities and Partners’ Capital and Members’ Interest
Current liabilities:
Accounts payable	$12,065,026	$11,612,532
Accrued royalty	1,015,831	935,512
Accrued expenses and other current liabilities	16,094,972	4,709,829
Accounts payable, related parties	560,210	1,707,070
Line-of-credit	1,000,000	—
Current portion of captial lease obligations	4,012,063	1,297,679
Current portion of long-term debt	9,008,720	361,447
Current portion of deferred revenue	372,000	—

Total current liabilities	44,128,823	20,624,069

Capital lease obligations, net of current portion	7,751,474	989,761
Long-term debt, net of current portion and deferred borrowing costs	129,780,148	71,584,614
Notes payable, related parties	1,582,127	1,582,127
Deferred revenue	1,548,726	273,000
Asset retirement obligation	1,223,071	1,159,529

Total liabilities	186,014,368	96,213,100
Commitments and contingencies (see Note N)
Total partners’ capital	—	17,369,045
Total members’ interest (56,490,942 common units authorized and outstanding as of June 30, 2017)	123,102,900	—

Total liabilities, partners’ capital and members’ interest	$309,117,268	$113,582,145

See accompanying notes to condensed consolidated financial statements.

VISTA PROPPANTS AND LOGISTICS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Six Months Ended June 30,
	2017	2016
Net sales	$109,652,757	$52,817,040
Cost of sales	73,721,977	42,929,609

Gross profit	35,930,780	9,887,431
Selling, general and administrative expenses	13,329,361	4,046,289
Loss on abandonments and disposals of property, plant and equipment	382,376	794,994

Income from operations	22,219,043	5,046,148

Other income (expense):
Interest expense	(4,895,583)	(3,367,100)
Early extinguishment of debt	(1,672,500)	—
Other income (expense), net	61,652	(252,066)

Total other expense, net	(6,506,431)	(3,619,166)

Net income before taxes	15,712,612	1,426,982
State franchise taxes	228,700	140,000

Net income	$15,483,912	$1,286,982

Net income for the period from March 20, 2017 to June 30, 2017	$14,137,656

Earnings per unit (basic and diluted) (period from March 20, 2017 to June 30, 2017)	$0.25

Weighted average units outstanding (period from March 20, 2017 to June 30, 2017)	56,490,942

See accompanying notes to condensed consolidated financial statements.

VISTA PROPPANTS AND LOGISTICS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL AND MEMBERS’ INTEREST (UNAUDITED)

	Lonestar Prospects, Ltd. (Partners’ Capital)	Vista Proppants and Logistics, LLC (Members’ Interest)	Total
Partners’ capital, December 31, 2016	$17,369,045	$—	$17,369,045
Net income	1,346,256	14,137,656	15,483,912
Contribution of Lonestar Partners’ Capital to Vista OpCo Members’ Interest	(18,715,301)	18,715,301	—
Acquisition of MAALT and Bulk	—	69,034,199	69,034,199
Issuance of common units to First Reserve	—	24,393,827	24,393,827
Distributions	—	(3,178,083)	(3,178,083)

Members’ interest, June 30, 2017	$—	$123,102,900	$123,102,900

See accompanying notes to condensed consolidated financial statements.

VISTA PROPPANTS AND LOGISTICS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
	2017	2016
Operating Activities
Net income	$15,483,912	$1,286,982
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized loss on investments	(5,906)	(37,684)
Depreciation, depletion and accretion	11,242,712	6,700,497
Amortization and write off of deferred borrowing costs	1,311,000	315,639
Share-based compensation	—	55,000
Bad debt expense	67,834	79,833
Gain on abandonments and disposals of property, plant and equipment	(382,376)	(794,994)
Non-cash interest expense	315,068	376,863
Changes in operating assets and liabilities:
Accounts receivable	(11,291,673)	(5,534)
Other receivables, related parties	1,680,895	(375,536)
Inventories	1,280,692	(42,197)
Prepaid expenses and other current assets	(2,541,947)	52,977
Other assets	(696,329)	(146,281)
Deferred revenue	1,647,726	28,833
Accounts payable and accrued expenses	1,860,329	(4,230,140)
Accounts payable, related parties	(1,285,122)	1,019,753

Net cash provided by operating activities	18,686,815	4,284,011

Investing Activities
Purchases of property, plant and equipment	(36,047,500)	(2,501,280)
Proceeds from sale of property, plant and equipment	3,601	—
Investments in restricted cash	—	—
Acquisition of lease reserves	(950,994)	—

Net cash used in investing activities	(36,994,893)	(2,501,280)

Financing Activities
Proceeds from line-of-credit	250,000	27,948,621
Payments on line-of-credit	—	(23,761,149)
Proceeds from long-term debt	63,364,086	—
Payments on long-term debt	(7,385,654)	(2,611,168)
Payments on capital lease obligations	(1,300,887)	(1,716,627)
Issuance of common units, net of issuance costs	24,393,827	—
Payments on deferred borrowing costs	(3,132,774)	—
Partners’ distributions	(3,178,083)	(1,531,785)

Net cash provided by (used in) financing activities	73,010,515	(1,672,108)

Net increase in cash and restricted cash	54,702,437	110,623
Cash acquired in March 2017 Transaction	4,498,254	—
Cash and restricted cash at beginning of period	4,503,695	139,117

Cash and restricted cash at end of period	$63,704,386	$249,740

See accompanying notes to condensed consolidated financial statements.

VISTA PROPPANTS AND LOGISTICS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)

	Six Months Ended June 30,
	2017	2016
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$3,960,601	$3,956,840

Cash paid during the year for taxes	$109,096	$266,155

Supplemental Disclosure of Non-Cash Information
Assets acquired through accounts payable and accrued expenses	$5,609,783	$124,937

Issuance of common units in exchange for MAALT and Bulk	$69,034,199	$—

Share-based compensation	$—	$55,000

Paid-in-kind interest	$315,068	$376,863

See accompanying notes to condensed consolidated financial statements.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2017 and December 31, 2016

and for the six months ended June 30, 2017 and 2016

A.	Nature of Business

Vista Proppants and Logistics, LLC, formerly Oilfield Sands Holdings, LLC (“Vista OpCo”) was formed on March 10, 2017 by Lonestar Prospects Holding Company, L.L.C. (“LS Holdings”). Vista OpCo and its subsidiaries (collectively, the “Company”) are in the business of mining, processing, transporting and selling silica sand. The Company primarily sells 100-mesh and 40/70-mesh sand used in the well fracturing process by oil and gas service providers. The Company’s corporate offices are located in Fort Worth, Texas and the main mining facility is located in Cresson, Texas.

On March 20, 2017, Vista OpCo completed a transaction in which Lonestar Prospects, Ltd. (“Lonestar”), MAALT, LP, and its general partner, Denetz Logistics, L.L.C. (together “MAALT”) and Maalt Specialized Bulk, LLC (“Bulk”) were acquired by Vista OpCo. More specifically, LS Holdings, which was the 100% owner of Vista OpCo and Lonestar prior to the transaction, reorganized its ownership interests in Lonestar in a transaction whereby it contributed its ownership interests in Lonestar to Vista OpCo in exchange for 47.1 million newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for 6.9 million newly issued common units in Vista OpCo. Finally, an affiliate of First Reserve Management, L.P. (“First Reserve”) purchased certain outstanding common units in Vista from existing owners and made a cash capital contribution to Vista OpCo in exchange for 2.5 million newly issued common units in Vista OpCo. We refer to these transactions as the “March 2017 Transaction.”

B.	Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying condensed consolidated financial statements follows.

Basis of Presentation

Vista OpCo accounted for the March 2017 Transaction as a business combination whereby Vista OpCo was determined to be the accounting acquirer of MAALT and Bulk as of March 20, 2017. In reaching this conclusion, management determined that, while LS Holdings, MAALT, and Bulk had similar ownership prior to the transaction, they were not under common ownership or common control. Immediately prior to the March 2017 Transaction, MAALT and Bulk did not have any ownership interests in LS Holdings and were each owned 50/50 by two investors while these same two investors each held a 32.3% ownership interest in LS Holdings with the remaining ownership of LS Holdings being held by other investors who did not have an ownership interest in either of MAALT or Bulk. While each of these two investors individually held a significant ownership interest each of these entities, no one investor controlled any of these entities and the two investors are not immediate family members as defined in the applicable accounting literature. As a result of the March 2017 transaction, the ownership of MAALT and Bulk changed and the owned interests are not in substance the same before and after such transaction whereby the two investors own 0% in MAALT and Bulk and each own an approximate 25.6% ownership interest in Vista OpCo.

The exchange between LS Holdings, Lonestar, and Vista OpCo was accounted for as a common control transaction because LS Holdings owned and controlled 100% of both Lonestar and Vista OpCo immediately prior to the March 2017 Transaction.

Accordingly, the results of MAALT and Bulk are included in these condensed consolidated financial statements after the closing on March 20, 2017. For accounting purposes, the predecessor to Vista OpCo for periods prior to March 20, 2017, is Lonestar.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Unaudited Interim Financial Statements and Basis of Accounting

We prepared this report under the rules and regulations of the Securities and Exchange Commission (the “SEC”) and in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements. Accordingly, these condensed consolidated financial statements do not include all of the disclosures required by GAAP and should be read in conjunction with our annual financial statements included elsewhere in this prospectus. The condensed consolidated financial statements as of June 30, 2017 and December 31, 2016, and for the six months ended June 30, 2017 and 2016, are unaudited and have been prepared on the same basis as the audited financial statements of Lonestar, Vista OpCo’s predecessor, included elsewhere in this prospectus. Adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial position have been included herein. All intercompany accounts and transactions have been eliminated in the preparation of the accompanying condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements were prepared in conformity with GAAP, which requires management to make various estimates and assumptions that may affect the amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates. Information for interim periods may not be indicative of our operating results for the entire year.

We evaluate events that occur after the balance sheet date, but before the financial statements are issued, for potential recognition or disclosure. Based on the evaluation, we determined that there were no material subsequent events for recognition or disclosure other than those disclosed in this report. See Note Q.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Vista OpCo and its subsidiaries, which are all wholly owned. The results of MAALT and Bulk are included in these condensed consolidated financial statements after the closing of the March 2017 Transaction on March 20, 2017. Intercompany accounts and transactions have been eliminated in consolidation. The Company’s operations are organized into a single business segment, focused on the business of mining, processing, transporting and selling silica sand.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At June 30, 2017 and December 31, 2016, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Restricted Cash

The Company has certain cash balances which are restricted from use under a sand lease agreement with a landowner. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

June 30, 2017
Cash and cash equivalents	$60,704,386
Restricted cash	3,000,000

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$63,704,386

Certificate of Deposit

As of June 30, 2017 and December 31, 2016, Lonestar held a certificate of deposit totaling approximately $867,000 and $862,000, respectively. As of June 30, 2017, MAALT held a certificate of deposit totaling approximately $186,000. These certificates of deposit bear interest at rates from 0.40% to 0.55%, and have terms from one year to 33 months.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of June 30, 2017 and December 31, 2016, the allowance for doubtful accounts had a balance of approximately $179,000 and $127,000, respectively. Write offs were immaterial for all periods presented.

Inventories

Inventories are valued using average cost and are adjusted to the lower of cost or net realizable value. Costs of our stockpiles and silica sand inventories include production, processing and transportation costs and additional service costs as applicable.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying condensed consolidated statements of income of the respective period.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Property, Plant and Equipment – continued

The estimated useful lives by classification are as follows:

Plant and plant equipment	7 to 15 years
Machinery and equipment	5 to 7 years
Buildings and leasehold improvements	2 to 39 years
Office and computer equipment	3 to 7 years
Vehicles, trailers and transportation equipment	5 years

The Company had various construction projects in progress at June 30, 2017 and December 31, 2016. Construction projects are recorded to a construction in progress account and depreciation does not begin until the project is complete and the asset is placed in service.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to the condensed consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of the certificate of deposit, accounts receivable, other receivables, capital leases, and accounts payable approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of short and long-term debt also approximates fair value since these instruments bear floating rates of interest. None of these instruments are held for trading purposes.

Asset Retirement Obligations

GAAP requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Sand mining companies incur such a liability upon mining land and extracting sand. Under GAAP, an asset retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to lease reserves in the accompanying condensed consolidated balance sheets which is allocated to expense over the useful life of the asset. Periodic accretion of the discount on the asset retirement obligation is recorded as an expense in the accompanying condensed consolidated statements of income. See Note M.

Capital Leases

At the inception of each lease, the Company performs an evaluation to determine whether the lease should be classified as an operating or capital lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or fair value of the leased assets at the inception of the lease. Depreciation expense is computed using the straight-line method over the useful lives of the assets or the life of the lease term and is included in cost of sales in the accompanying condensed consolidated statements of income.

Debt Issuance Costs

The Company capitalizes incremental costs that are directly attributable to issuing debt and amortizes such costs as a component of interest expense over the term of the related debt. GAAP requires debt issuance costs to be classified as a direct reduction from the carrying amount of the related debt liability. Amounts of unamortized debt issuance costs are presented as a direct reduction of long-term debt in the accompanying condensed consolidated balance sheets.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows that the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value and is recorded in the period the determination was made. Based upon management’s assessment, there was no impairment of long-lived assets at June 30, 2017 or December 31, 2016.

Members’ Interest

Vista OpCo’s limited liability company agreement provides for two classes of interest; common units and Class A units. The common units represent a common equity interest in Vista OpCo that entitle its holders, subject to the rights of the holder of the Class A unit described below, to participate in any distributions to Vista OpCo, including distributions upon liquidation, ratably in accordance with their respective percentage ownership of the common units and to vote on any matters with respect to which common unitholders are entitled to vote, consent or approve, ratably in accordance with their respective percentage ownership of the common units, in each case, on the terms and conditions provided in the limited liability company agreement. The Class A unit, which is held by an entity in which each of our founders has a 50% interest, is generally non-voting and entitles its holder to receive, on the terms and subject to the conditions of the limited liability company agreement, a portion of the distributions or sales proceeds otherwise payable to First Reserve in respect of its common units in the event that specified investment returns have been achieved by First Reserve.

As of June 30, 2017, members’ interest consisted of 56,490,942 outstanding common units and one Class A unit, all of which were issued on March 20, 2017 in connection with the closing of the March 2017 Transactions as discussed in Note A.

During the six months ended June 30, 2017, there was a one-time special distribution to certain owners in the amount of $3,070,000.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company performs an assessment of the recoverability of goodwill during the third quarter of each fiscal year, or more often if events or circumstances indicate the impairment of an asset may exist. Our assessment of goodwill is based on qualitative factors to determine whether the fair value of the Company is more likely than not less than the carrying value. An additional quantitative impairment analysis is completed if the qualitative analysis indicates that the fair value is not substantially in excess of the carrying value. The quantitative analysis determines the fair value of the Company based on the discounted cash flow method and relative market-based approaches.

The Company amortizes the cost of other intangible assets on a straight line basis over their estimated useful lives. An impairment assessment is performed if events or circumstances occur and may result in the change of the useful lives of the intangible assets. The Company did not recognize any impairments for intangible assets during the six months ended June 30, 2017.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred or services have been rendered, the sales price charged is fixed or determinable, collectability is reasonably assured, and the risk of loss is transferred to the customer.

For sand sales, revenue is generally recognized when the sand leaves our plant or transload facility. The sand is generally transported via railcars or trucking companies hired by the customer or through our fleet of railcars or trucks. The majority of our revenues are realized through long-term take-or-pay contracts. The expiration dates of these contracts range from 2017 through 2021; however, certain contracts include extension periods, as defined in the respective contracts. These agreements define, among other commitments, the volume of product that our customers must purchase, the volume of product that we must provide and the price that we will charge and that our customers will pay for each ton of contracted product. Prices under these agreements are generally either fixed or indexed to the price of West Texas Intermediate crude and subject to adjustment, upward or downward. With respect to the take-or-pay arrangements, once the customer is no longer contractually entitled to make up deficiencies, we recognize revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured.

Certain of our sand sale arrangements contain provisions allowing us to recover portions of our invested capital to accommodate customer growth through a capital improvement contribution. Such amounts are invoiced as sand is sold to a customer, as a surcharge on a per ton basis, until the contractually determined amount is fully recovered through the surcharge at which point no further capital improvement contributions are received. Such capital improvement contributions are accounted for as upfront payments and recognized as revenue on a straight-line basis over 5-10 years. The difference between the cash received or invoiced for these capital improvement contributions and the amount recorded using the straight-line method is recognized as deferred revenue.

Revenue earned for transporting sand is recognized when the services are performed, which is generally when the sand is transferred from the Company’s locations or truck and title and risk of ownership pass from the Company to the customer or third party trucking company. Storage revenue is earned based on the number of days goods are in storage and is generally billed monthly.

Share-Based Compensation

In August 2013, an employee of Lonestar was granted a 3% membership interest in LS Holdings which vested in 1% increments at the first, second and third anniversary of the agreement effective date or upon a change in control. The Company recognized compensation expense associated with this grant on a straight-line basis over the three-year vesting period and assumed no forfeitures. The Company recorded compensation expense totaling $55,000 for the six months ended June 30, 2016. There is no share-based compensation expense for the six months ended June 30, 2017.

Income Taxes

The Company is organized as a partnership for federal income tax purposes. As a result, the Company’s income is taxable to its members rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying condensed consolidated financial statements. The Company is liable for state income taxes in the state of Texas and a provision has been made for such taxes at June 30, 2017 and December 31, 2016.

The Company files income tax returns in the United States federal jurisdiction and in the state of Texas. The Company classifies any interest recognized on an underpayment of income taxes as interest expense and

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Income Taxes – continued

classifies any statutory penalties recognized on a tax position taken as general and administrative expense. The Company did not incur any penalties or interest during the six month period ended June 30, 2017 and 2016.

GAAP prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management must determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position and management’s opinion is that there are no such uncertain positions as of June 30, 2017 and December 31, 2016.

Earnings Per Unit

Earnings per unit (“EPU”) data is presented only for the period since the closing of the March 2017 transaction on March 20, 2017. We determined EPU by dividing the net income that was attributable to Vista OpCo, in accordance with the net income and loss allocation provisions of the Partnership Agreement, to the common unit holders by the weighted-average number of common units outstanding during the period from March 20, 2017 to June 30, 2017.

EPU for periods ended prior to the closing of the March 2017 transaction have not been presented because Lonestar’s partners held partnership interests and not units. For accounting purposes, the predecessor to Vista OpCo for periods prior to March 20, 2017, is Lonestar.

Comprehensive income

Comprehensive income is the same as net income for all periods presented.

Recent Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The new standard requires an entity to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The new standard does not apply to inventories that are measured using either the last-in, first-out method or the retail inventory method. We adopted this standard prospectively, effective on January 1, 2017 which was not material to the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment will be effective for the Company beginning January 1, 2018, with early adoption permitted, and should be applied retrospectively, however the Company did not have restricted cash balances in the prior period. The Company early adopted this standard and the presentation is included in the condensed consolidated statements of cash flows. See Note B for reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

In August 2016, the FASB issued ASU No. 2016-15, which provides guidance that is intended to reduce diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. The

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

B.	Summary of Significant Accounting Policies – continued

Recent Accounting Pronouncements – continued

amendment will be effective for the Company beginning January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact that adopting this new accounting guidance will have on its condensed consolidated financial statements and footnote disclosures.

In February 2016, the FASB issued ASU No. 2016-02, which will impact all leases with durations greater than twelve months. In general, such arrangements will be recognized as assets and liabilities on the balance sheet of the lessee. Under the new accounting guidance a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the statement of operations will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amount recorded for existing leases at the date of adoption will be calculated using the applicable incremental borrowing rate at the date of adoption. The new accounting guidance is effective for the Company beginning in the first quarter of 2019, and should be applied retrospectively. The Company is currently evaluating the impact that adopting this new accounting guidance will have on its condensed consolidated financial statements and footnote disclosures.

In May 2014, the FASB issued ASU No. 2014-09, an update that supersedes the most current revenue recognition guidance, as well as some cost recognition guidance. The update requires that an entity recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires new qualitative and quantitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, information about contract balances and performance obligations, and assets recognized from costs incurred to obtain or fulfill a contract. The authoritative guidance, which may be applied on a full retrospective or modified retrospective basis whereby the entity records a cumulative effect of initially applying this update at the date of initial application, will be effective for the Company beginning January 1, 2018. Early adoption is not permitted. The FASB has also issued the following standards which clarify ASU 2014-09 and have the same effective date as the original standard: ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients and ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing. The Company is still assessing the adoption method it will elect upon implementation and related disclosure requirements. The Company is currently evaluating the impact that adopting this new accounting guidance will have on its condensed consolidated financial statements and footnote disclosures.

C.	Acquisition of MAALT and Bulk

As discussed in Note A to the condensed consolidated financial statements, on March 20, 2017, the Company acquired all of the ownership interests of MAALT and Bulk, MAALT specializes in the transloading of sand from rail to truck and the implementation of silica sand logistics solutions focused on the transport of sand from in-basin terminals to the wellhead. Bulk provides commercial trucking services through its fleet of commercial trucks, trailers and related assets, used in the transport of silica sand and related commodities. These entities provide complementary transload, trucking and logistics services to our existing mining operations providing the Company with the ability to deliver sand from its mines to wellhead through an integrated solution.

The purchase was funded through an exchange of all of the ownership interests in MAALT and Bulk for 6.9 million common units in the Company valued at $10 per common unit. The total consideration transferred in the acquisition of MAALT and Bulk was determined using similar valuation assumptions (discount rates, market multiples, etc) and methodology (combination of discounted cash flow and market approach) used in the determination of the entire Vista OpCo enterprise, paid by First Reserve as part of their investment, applied to the specific cash flows of MAALT and Bulk.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

C.	Acquisition of MAALT and Bulk – continued

The Company accounted for its purchase of MAALT and Bulk, related businesses, as a single transaction under the acquisition method of accounting, whereby the various identifiable tangible and intangible assets acquired and liabilities assumed were recorded based on their estimated fair values as of their acquisition date which was March 20, 2017. Their preliminary fair values were determined based upon assumptions related to future cash flows, discount rates, asset lives, and market prices of real estate and related equipment. The Company has not completed the final determination of the estimated fair values of the assets acquired and liabilities assumed as of June 30, 2017, because the Company is waiting to receive certain information in order to complete its determination of the values of real estate, customer contract and intangible assets.

The preliminary estimated fair values of the assets acquired and liabilities assumed as of March 20, 2017, were as follows:

Purchase price assigned to MAALT and Bulk		$69,034,199
Current assets	10,407,741
Property, plant and equipment	34,382,503
Intangibles and other non-current assets	20,277,659

Total assets acquired	65,067,903

Current liabilities	14,348,673
Long-term debt and capital lease obligations	19,190,924

Total liabilities assumed	33,539,597

Net identifiable assets acquired		31,528,306

Goodwill		$37,505,893

Goodwill represents the excess of the purchase price over the fair value of the underlying net assets acquired. Goodwill in this transaction is attributable to planned growth in regional sand markets and synergies expected to be achieved from the combined operations of Lonestar, MAALT and Bulk offering a vertically integrated solution to the market.

Identifiable intangible assets

Preliminary identifiable intangible assets consist of the assets shown in the table below. The table also includes the estimated fair value of the intangible assets and their estimated useful lives:

	Approximate Fair Value	Estimated Useful Life
	(in thousands)	(in years)
Definite lived intangible assets—Trade Names	$2,384,900	10
Definite lived intangible asset—Customer relationships	15,300,000	15

Total fair value of identifiable intangible assets	$17,684,900
Accumulated amortization	255,000

Intangible assets, net of amortization	$17,429,900

The aggregated amortization expense of identified intangible assets for each of the next five fiscal years is estimated to be $1,258,000 per year.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

C.	Acquisition of MAALT and Bulk – continued

Identifiable intangible assets – continued

Unaudited Pro Forma Financial Information. The following unaudited pro forma financial information assumes that the acquisitions of MAALT and Bulk were completed on January 1, 2016 for each of the periods indicated below:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Vista OpCo net sales	$109,652,757	$52,817,040
Pro forma revenue	7,149,165	13,624,250

Total pro forma revenue	$116,801,922	$66,441,290

Vista OpCo net income	$15,483,912	$1,286,982
Pro forma net income (loss)	623,433	(3,579,670)

Total pro forma net income (loss)	$16,107,345	$(2,292,688)

Revenue and net income of MAALT and Bulk are included in the Company’s condensed consolidated statement of income for the six months ended June 30, 2017, totaled $11,419,000 and $562,000, respectively. The unaudited pro forma financial information presented above is not necessarily indicative of (i) what our financial position or results of operations would have been if the acquisitions of MAALT and Bulk had occurred on January 1, 2016, or (ii) what the Company’s financial position or results of operations will be for any future periods.

D.	Inventories

Inventories consisted of the following:

	June 30, 2017	December 31, 2016
Work-in-process	$1,819,910	$1,760,050
Finished goods	2,784,428	4,078,038

Total inventories	$4,604,338	$5,838,088

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

E.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	June 30, 2017	December 31, 2016
Plant and plant equipment	$65,925,877	$65,482,104
Machinery and equipment	21,828,652	10,053,050
Buildings and leasehold improvements	31,459,237	14,928,394
Office and computer equipment	1,061,725	797,996
Vehicles, trailers and transportation equipment	6,631,345	1,403,260
Construction in progress	42,826,804	7,146,155
Land	2,506,470	1,552,411

	172,240,110	101,363,370
Less: accumulated depreciation	41,213,116	33,938,242

Property, plant and equipment, net	$131,026,994	$67,425,128

During the six months ended June 30, 2017 and 2016, $312,000 and $40,000, respectively, of interest costs were capitalized as part of the various construction projects. Depreciation expense for the six months ended June 30, 2017 and 2016 was $9,317,000 and $6,508,000, respectively, and was recorded in cost of sales on the condensed consolidated statements of income.

F.	Lease Reserves

2011 Hood County Lease

For the six months ended June 30, 2017 and 2016, the Company expensed royalties related to this lease of $2,168,000 and $2,363,000, respectively, which are included in cost of sales in the accompanying condensed consolidated statements of income. As of June 30, 2017 and December 31, 2016, the Company had unpaid royalties related to the 2011 Hood County lease of $1,016,000 and $886,000, respectively, which are included in accrued royalty in the accompanying condensed consolidated balance sheets.

During the six months ended June 30, 2017 and June 30, 2016, the Company recorded depletion expense of $36,000 and $25,000, respectively, which is included in cost of sales in the accompanying condensed consolidated statements of income. As of June 30, 2017 and December 31, 2016, accumulated depletion totaled $10,689,000 and $10,653,000, respectively.

Tolar Lease

For the six months ended June 30, 2017 and 2016, royalty expense was $808,000 and $421,000, respectively, which are included in cost of sales in the accompanying condensed consolidated statements of income.

2015 Hood County Lease

During the six months ended June 30, 2017 and 2016, expenses related this lease totaled $1,911,000 and $0, respectively, which are included in cost of sales in the accompanying condensed consolidated statements of income. As of June 30, 2017 and December 31, 2016, the Company had no unpaid royalties.

During the six months ended June 30, 2017, the Company recorded depletion expense of $332,000, which is included in cost of sales in the accompanying condensed consolidated statements of income. As of June 30, 2017, accumulated depletion totaled $332,000.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

F.	Lease Reserves – continued

2017 Winkler County Lease

During April 2017, Lonestar entered into a lease for additional reserves located in Winkler County, Texas. The mineral lease expires in December 2037, but continues thereafter so long as materials are sold and removed from the leased premises and the royalty payments continue to be paid. The lease includes a royalty payment for all sand removed from the property during the term of the lease and any renewal thereof. The initial royalty payment is calculated based on $5.00 per ton of sand removed from the land. The lease also requires a processing royalty for any sand brought onto the land from other lands for processing. The lease provides that the minimum royalty shall not be less than $4,000,000. Upon execution of the lease, Lonestar paid the leaseholder approximately $750,000 in fees.

During the six months ended June 30, 2017 and 2016, expenses related this lease totaled $713,000 and $0, respectively, which are included in cost of sales in the accompanying condensed consolidated statements of income. As of June 30, 2017 and December 31, 2016, the Company had prepaid royalties of $343,000 and $0, respectively, which are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

G.	Lines-of-Credit

Lonestar

Lonestar has a line-of-credit arrangement for short-term financing with a bank, under which Lonestar may borrow up to $10 million. The line-of-credit originally matured on May 14, 2017 and has been extended through August 14, 2018, with an increased borrowing limit of $40 million. At June 30, 2017 and December 31, 2016, the unused portion of the credit line was $10 million, all of which was available for borrowing.

The line-of-credit bears interest at the lesser of (a) the sum of the Prime Rate (4.25% and 3.75% at June 30, 2017 and December 31, 2016, respectively) plus 0.50%, provided that the interest rate shall never fall below 3.75%; or (b) the maximum rate, as defined. At June 30, 2017 and December 31, 2016, the line-of-credit incurred interest at 4.75% and 4.25%, respectively.

The line-of-credit is secured by a first lien on all accounts receivable and finished sand inventory of Lonestar. Up to 50% of the line-of-credit is also personally guaranteed by two partners of Lonestar.

MAALT

In June 2015, MAALT entered into a $2,000,000 revolving note payable agreement. The note incurs interest annually at the greater of the Prime Rate (4.25% at June 30, 2017), or 4%, originally matured on June 15, 2017 and has been extended through June 15, 2018. The revolving note payable is cross-collateralized with the construction notes discussed in Note H by substantially all assets of the facility under construction. This revolving note payable had no outstanding balance at June 30, 2017.

Bulk

Bulk has a $1,000,000 revolving line-of-credit agreement with a bank. The note incurs interest annually at the Prime Rate (4.25% at June 30, 2017) plus 1%. The line-of-credit matures annually and currently matures on June 1, 2018. The line-of-credit is collateralized by accounts receivable of Bulk. As of June 30, 2017, the outstanding balance on the line-of-credit was $1,000,000.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

H.	Long-Term Debt

Long-term debt consisted of the following:

	June 30, 2017	December 31, 2016
Lonestar:
Ares note	$125,315,068	$70,110,688
Hood County lease note	1,940,325	1,980,893
Equipment notes payable	1,168,180	948,611
Financed insurance	1,336,817
MAALT:
Construction notes payable	10,132,934	—
Equipment notes payable	9,091	—
Transportation equipment notes payable	104,022	—
Financed insurance	189,451	—
Bulk:
Equipment note payable	1,013,565	—
Transportation equipment notes payable	114,791	—
Financed insurance	390,017

Total debt	141,714,261	73,040,192
Less current portion	9,008,720	361,447
Less unamortized debt issuance costs	2,925,393	1,094,131

Total long-term debt	$129,780,148	$71,584,614

Lonestar

Ares Note

In September 2014, Lonestar entered into a long-term note payable with Ares Capital Corporation

(“Ares”) in the original amount of $75,000,000. The note is collateralized by all of Lonestar’s assets,

which includes a second lien on the accounts receivable and finished sand inventory of Lonestar discussed in Note G. The note bore interest at LIBOR (with a floor of 1%) plus 6.5%. In addition, the note required quarterly paid in kind (“PIK”) interest equal to 1% of the outstanding principal. PIK interest increases the outstanding principal balance on the note and all other interest is paid quarterly. PIK interest totaled to $315,000 and $374,000 for the six month periods ended June 30, 2017 and 2016, respectively. Principal payments commenced in December 2015, and the note was scheduled to mature in September 2018.

On March 1, 2017, Lonestar completed a debt refinancing of the $75,000,000 Term Loan Facility with Ares. Lonestar executed a new senior secured credit agreement with Ares (also referred to as the “Term Loan Facility”) in the original amount of $125,000,000, with the option to request an incremental loan not to exceed $60,000,000. The Term Loan Facility is collateralized by substantially all Lonestar’s assets, which includes a second lien on Lonestar’s accounts receivable and finished sand inventory discussed in Note G. The Term Loan Facility bore interest at LIBOR (with a floor of 1%) plus 8%, of which 1% is PIK on a quarterly basis. PIK interest increases the outstanding principal balance on the Term Loan Facility and all other interest is paid quarterly. Principal payments will commence in June 2018. Lonestar paid a structuring fee equal to 2% of total borrowings at closing, totaling $2,500,000, and Lonestar recorded an early extinguishment of debt charge totaling $1,672,500. The Term Loan Facility was scheduled to mature in March 2021.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

H.	Long-Term Debt – continued

Ares Note – continued

The Term Loan Facility requires Lonestar to comply with various affirmative and negative covenants and requires Lonestar to maintain certain consolidated leverage, fixed charge coverage, and reserve coverage ratios. The Term Loan Facility also restricts or limits Lonestar’s ability to: incur additional indebtedness, make guarantees and enter into certain hedging arrangements; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; make fundamental changes; pay dividends and distributions or repurchase our capital stock; make investments, loans and advances, including acquisitions; engage in certain transactions with affiliates; make changes in the nature of our business; and make prepayments of certain junior debt.

On August 1, 2017, Lonestar amended the Term Loan Facility. The conditions to the incremental loan were updated to require a request of the incremental borrowings before November 29, 2017. The maturity date of the Term Loan Facility was extended to August 1, 2021. The Term Loan Facility was modified to bear interest at LIBOR (with a floor of 1%) plus 9.5%, of which 1% is PIK on a quarterly basis. The amendment modified the prepayment penalty associated with the incremental borrowings. If Lonestar prepays the debt prior to August 1, 2018, a premium of 5% of the principal amount prepaid will be assessed. If Lonestar prepays the debt on or after August 1, 2018 but before August 1, 2019, a premium of 3% of the principal amount prepaid will be assessed. If Lonestar prepays the debt on or after August 1, 2019 but before August 1, 2020, a premium of 1% of the principal amount prepaid will be assessed. No premium will be assessed if Lonestar prepays the debt after August 1, 2020. The amendment modified the various affirmative and negative covenants required of Lonestar including certain consolidated leverage, fixed charge coverage, and reserve coverage ratios. Further, the amendment considers the addition of our Winkler County lease executed in April 2017. Lonestar paid a commitment fee equal to $1,200,000 upon execution of the amendment.

Hood County Lease Note

In August 2016, Lonestar entered into a note payable with the lessor of the 2015 Hood County lease discussed in Note F. The note was converted from accounts payable and accrued expenses and had an original principal balance of $2,000,000 and bears interest at 7%. The note requires monthly interest payments and quarterly principal payments until maturity in August 2018. Under the note, if Lonestar fails to make timely payments, matured, unpaid amounts bear interest at 18%.

Equipment Notes Payable

Lonestar has obtained equipment through various financing agreements with third parties, which are secured by the equipment financed, with interest rates ranging from 0% to 6.99%.

Financed Insurance Agreement

Lonestar has insurance financing agreements bearing interest at 5.224% and 1.780% and mature on May 30, 2018. The financing agreements requires monthly payments of principle and interest, has an outstanding balance of approximately $1,337,000 at June 30, 2017.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

H.	Long-Term Debt – continued

MAALT

On March 20, 2017, Vista OpCo indirectly assumed the following obligations through its acquisition of its ownership interest in MAALT:

Construction Notes Payable

Dilley Note

On June 15, 2014, in order to support the construction of a sand storage and transloading facility in Dilley, Texas, MAALT, along with a related entity as a co-borrower, entered into a construction note payable (the “Dilley construction note”) under which the two related parties could collectively borrow up to $13,826,834. MAALT could borrow up to $10,160,834, as the related entity co-borrower borrowed $3,666,000 in order to acquire the land to be used for the transload site.

The Dilley construction note is collateralized by substantially all the assets of MAALT, including the facility being constructed as well as substantially all the assets of a related entity. MAALT and the related party co-borrower are jointly and severally liable for the total borrowings on the Dilley construction note. As of June 30, 2017 total outstanding borrowings between the two entities was $9,244,000, of which $6,846,000, was outstanding by MAALT and $2,398,000 was outstanding by the related entity co-borrower. The amounts recorded as borrowings under this facility by MAALT represent the amounts that MAALT has agreed to pay between it and the related party co-borrower.

The Dilley construction note will fund up to 80% of the construction costs. The note bears interest at

5% and will mature on December 15, 2021. Interest on the note is due monthly, beginning in January 2015. Effective March 2015, all principal and unpaid interest is being amortized over the remaining six and a half year term of the note. The outstanding principal balance of the note, together with all accrued but unpaid interest, are due in full upon maturity. The Dilley construction note agreement includes various financial covenants of which MAALT was in compliance with at June 30, 2017.

Big Lake Note

On February 9, 2016, in order to support the construction of a sand storage and transloading facility in Big Lake, Texas, MAALT entered into a construction note payable (the “Big Lake construction note”) under which MAALT may borrow up to $3,850,497. The Big Lake construction note is collateralized by the assets of the facility being constructed. As of June 30, 2017, the outstanding borrowings were $3,180,000. The note bears interest at 4.75% and will mature on February 9, 2021. Interest on the note is due monthly. Effective September 2016, all principal and unpaid interest is being amortized over the remaining four and a half year term of the note. The outstanding principal balance of the note, together with all accrued but unpaid interest, are due in full upon maturity. The Big Lake construction note agreement is guaranteed by substantially all the assets of a related entity.

Equipment Notes Payable

MAALT entered into two equipment notes payable in 2014. The equipment notes payable are collateralized by equipment owned by MAALT. Further, one of the equipment notes is collateralized by MAALT’s accounts receivable. The notes bear interest at 4.25%, and 5% and mature on August 18, and October 29, 2017, respectively.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

H.	Long-Term Debt – continued

Transportation Equipment Notes Payable

MAALT had various transportation equipment notes payable as of June 30, 2017. The transportation equipment notes payable are collateralized by various vehicles owned by MAALT. The notes incur interest at 4% to 4.5% and mature on various dates ranging from August 2019 through January 2020.

Financed Insurance Agreement

MAALT has insurance financing agreements bearing interest at 5.224% and 1.780% and mature on May 30, 2018. The financing agreements requires monthly payments of principle and interest, has an outstanding balance of approximately $189,000 at June 30, 2017.

Bulk

On March 20, 2017, Vista OpCo indirectly assumed the following obligations through its acquisition of its ownership interest in Bulk:

Equipment Notes Payable

Bulk has a term loan payable to a finance company bearing interest at 5.00%; with a maturity of March 12, 2019 secured by the equipment financed.

Transportation Equipment Notes Payable

Bulk has a transportation equipment note payable as of June 30, 2017 collateralized by various vehicles owned by Bulk. The note incurs interest at 4.5% with a maturity of April 20, 2020.

Financed Insurance Agreement

Bulk has insurance financing agreements bearing interest at 5.224% and 1.780% and mature on May 30, 2018. The financing agreements requires monthly payments of principle and interest, has an outstanding balance of approximately $390,000 at June 30, 2017.

I.	Obligations under Capital Lease

Lonestar leases certain equipment under capital lease arrangements. Leased assets with a net book value of approximately $1,877,000 and $3,372,000 were included in property, plant and equipment, net in the accompanying condensed consolidated balance sheets at June 30, 2017 and December 31, 2016, respectively. Included in depreciation expense for the six months ended June 30, 2017 and 2016 was approximately $187,000 and $314,000, respectively, for leased assets.

Approximately $19,000 and $53,000 of lease payments for assets under capital leases is included in interest expense for the six months ended June 30, 2017 and 2016, respectively.

Bulk leases certain equipment under capital lease arrangements. Leased assets with a net book value of approximately $6,724,000 were included in property, plant and equipment, net in the accompanying condensed consolidated balance sheets at June 30, 2017. Included in depreciation expense for the six months ended June 30, 2017 was approximately $797,000 for leased assets.

J.	Obligations under Capital Lease, Related Party

Bulk has a capital lease arrangement for certain transportation equipment with a related party. Included in depreciation expense for the six months ended June 30, 2017 was approximately $127,000 for leased assets.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

K.	Note Payable, Related Party

In December 2012 Lonestar entered into four notes payable with various related parties. Three of the related party notes relate to unpaid management fees due to the three partners of LS Holdings. These notes had a combined total of $1,036,000 as of June 30, 2017 and December 31, 2016. These notes mature on March 18, 2020. These notes bear interest at 5%. During the six months ended June 30, 2017 and 2016, Lonestar incurred approximately $26,000 of interest expense on the three notes. These notes were paid in full in July 2017.

In a prior period, Lonestar came to an agreement on the amount due to one owner to reimburse expenses incurred during the formation of Lonestar during 2011. As of June 30, 2017 and December 31, 2016, the outstanding balance of this note was approximately $546,000. Lonestar incurred approximately $27,000 of interest expense on this note during the six months ended June 30, 2017 and 2016. This note will mature on March 18, 2020 and bears interest at 10%. These notes were paid in full in July 2017.

These related party notes were subordinated to the Ares note and the line-of-credit discussed in Notes G and H.

L.	Employee Benefit Plan

Lonestar sponsors a profit sharing plan with a 401(k) feature (the “Lonestar Plan”) covering substantially all employees who are 21 years of age and above. The Lonestar Plan provides for Lonestar to make a discretionary profit sharing contribution. No profit sharing contributions were made to the Lonestar Plan during the six months ended June 30, 2016. The Lonestar Plan also provides for a discretionary safe harbor employer contribution equal to 3% of employees’ eligible compensation. Costs incurred related to employer contributions totaled approximately $134,000 for the six months June 30, 2016. Effective January 1, 2017, the Lonestar Plan merged into the MVS Plan (formerly the MAALT Plan).

The MVS Plan has a 401(k) feature covering substantially all employees of Lonestar, MAALT, and Bulk. The MVS Plan provides for covered employers to make discretionary profit sharing contributions determined annually by management. No profit sharing contributions were made to the MVS Plan during the six months ended June 30, 2017. The MVS Plan also provides for an employer match on employee contributions. Covered employers match dollar for dollar on the first 1% of compensation contributed and $0.50 per dollar on the next 5% of compensation deferred on. Costs incurred related to matching contributions totaled approximately $148,000 for the six months ended June 30, 2017.

M.	Asset Retirement Obligations

Pursuant to GAAP, the Company recognizes the fair value of its asset retirement obligations related to the reclamation of sand mining properties.

The following table summarizes the changes in the Company’s asset retirement obligation for the six months ended June 30, 2017 and 2016:

	2017	2016
Asset retirement obligations at beginning of period	$1,159,529	$1,097,321
Accretion of discount	63,542	30,505

Asset retirement obligations at end of period	$1,223,071	$1,127,826

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

N.	Commitments and Contingencies

Lease Agreements

Vista OpCo’s subsidiaries have various lease agreements which are summarized below.

The Company leases portable buildings, office equipment, machinery, transload facilities, and railcars under non-cancelable operating leases, which expire in various years through 2024. The Company also has various month-to-month and daily leases. Rent expense for the six months ended June 30, 2017 and 2016 was approximately $8,170,000 and $4,987,000, respectively. For the six months ended June 30, 2017 and 2016, rent expense of $8,036,000 and $4,927,000, respectively, is included in cost of sales and $134,000 and $60,000, respectively, is included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income.

During 2012, the Company entered into a lease agreement for a storage and transload site in Enid, Oklahoma. The initial term of the lease was five years with an option to renew for two additional terms of five years. During the period the lease was renewed for an additional five years through August 31, 2022. The lease requires quarterly payments equal to the greater of 20% of gross revenue generated from the Enid, Oklahoma location or $142,951. Effective March 2015, this lease was amended to require quarterly lease payments of 16% of gross revenue for the 12 month period from March 1, 2015 to February 29, 2016. Effective March 1, 2016, the quarterly lease payments reverted back to 20% of gross revenue. During the period ended June 30, 2017, the Company expensed approximately $323,000 in lease payments related to this agreement which is included in cost of sales in the accompanying condensed consolidated statements of net income. The Enid, Oklahoma lease calls for future minimum lease payments of $2,930,000 through 2017.

During 2010, the Company entered into a new commercial property lease agreement for two storage and transload sites in Fort Worth, Texas. The initial term of the lease was one year; however, during August 2012, the lease was amended and extended through June 2017. During 2017, the lease was extended on one of the two storage and transload sites through June 30, 2020. The lease requires a base payment of $82,500 per month. Effective July 1, 2017, the base rent reduces to $47,750 per month. During the period ended June 30, 2017, the Company expensed approximately $195,000 in lease payments related to this agreement. The Fort Worth, Texas lease calls for future minimum lease payments of $1,719,000 through 2017.

During 2013, the Company entered into a lease agreement for a storage and transload site in Sweetwater, Texas. The initial term of the lease was one year with the option of an automatic 1 year renewal. During 2015, the lease was renewed through July 2016 and was then renewed in 2016 through July 2017. The lease requires a base payment of approximately $7,000 per month. During the period ended June 30, 2017, the Company expensed approximately $25,000 in lease payments related to this agreement. The lease calls for future minimum lease payments totaling approximately $7,000 through July 2017.

During 2015, the Company entered into a lease agreement for a storage and transload site in Big Lake, Texas. The initial term of the lease was ten years with an option to renew for two additional terms of ten years. The lease defines the base rent per year which increases each year on the anniversary of the commencement of the agreement. During the period ended June 30, 2017, the Company expensed approximately $39,000 in lease payments related to this agreement which is included in cost of sales in the accompanying condensed consolidated statements of income. The lease calls for future minimum lease payments totaling approximately $1,403,000 through December 2025.

During 2015, the Company entered into storage and transload site leases in Pecos, Texas, LaSalle County, Texas and Altus, Oklahoma. The initial terms of the leases ranged from two to five years. The Pecos, Texas lease has

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

N.	Commitments and Contingencies – continued

Lease Agreements – continued

the option to renew for an additional two years. For the period ended June 30, 2017, the Company expensed approximately $83,000 in lease payments related to these agreements. The leases call for future minimum lease payments totaling approximately $95,000 through December 2020.

The Company also makes certain lease payments to a related party for a storage and transloading site in Sweetwater, Texas, and a corporate office location in Fort Worth, Texas. The Sweetwater, Texas site was leased on a month-to-month arrangement throughout 2015. In May 2016, a five year agreement was executed for this site requiring monthly payments of $25,200. The corporate office location was renewed during 2015 for a period of five years ending April 2021 and requires monthly payments of $6,400. During the period ended June 30, 2017, the Company expensed approximately $75,000 in rent payments related to these agreements. The leases call for future minimum lease payments totaling approximately $1,422,000 through April 2021.

During June 2015, MAALT entered into a storage and transload lease in Dilley, Texas with a related party requiring MAALT to pay the related party $250 per railcar received at the premises and $3 per ton of sand transloaded on the premises until 1,000,000 tons of sand has been transloaded. The initial term of the lease was six months and automatically renewed for successive six month terms, unless a thirty day written notice of termination was provided; however, during 2016, the lease was amended and extended through April 2021. In addition, during 2015, Lonestar entered into a separate agreement with MAALT for the same facility. Lonestar expensed $269,000 and $408,000 related to this agreement for period from January 1, 2017 to March 19, 2017 and for the six months ended June 30, 2016, respectively. Subsequent to the March 2017 Transaction, the arrangement between MAALT and Lonestar is eliminated during consolidation. For the period from March 20, 2017 to June 30, 2017, the Company expensed $503,000 and $391,000 in railcar fees and transloading fees, respectively, to a related party. These expenses are included in cost of sales in the accompanying condensed consolidated statements of income.

The Company leases various property and equipment under non-cancelable operating leases, which expire in various years through 2019. In addition, the Company also has various month-to-month and daily leases for equipment. Rent expense for these leases for the period ended June 30, 2017, was approximately $19,000, which is included in cost of sales in the accompanying condensed consolidated statements of income.

Letters of Credit

One construction supplier requires a letter of credit which MAALT provides using a certificate of deposit as collateral. See Note B.

As of June 30, 2017, MAALT had a standby letter of credit of approximately $186,000.

Bulk’s insurance provider requires a letter of credit. As of June 30, 2017, Bulk had a standby letter of credit of approximately $200,000.

Legal

During 2015, a vendor filed suit against Bulk seeking recovery of amounts it claims are due under a guaranty agreement for truck rental and maintenance expenses arising in connection with the operation of a fleet of trucks by Bulk. Bulk intervened in the lawsuit claiming that the vendor breached the truck lease and trailer maintenance agreement and in turn seeks approximately $350,000 in damages. The vendor is seeking approximately $6,534,000 in actual and liquidating damages in additional to its attorneys’ fees. Bulk denies that they are liable

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

N.	Commitments and Contingencies – continued

Legal – continued

to the vendor for any of the amounts, however, have accrued $2,000,000 for this matter. This accrual is included in accrued expenses in the accompanying condensed consolidated balance sheets as of June 30, 2017. Management believes this is a reasonable estimate of the potential loss. The trial date is set for October 10, 2017 in the United States District Court for the Northern District of Texas, Dallas Division.

The Company is periodically involved in various legal actions and claims arising in the normal course of business. In management’s opinion, the ultimate outcome of these items is not expected to have a material or adverse effect on the Company’s financial position or results of operations.

O.	Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, certificates of deposits, and accounts receivable. The Company places cash and cash equivalents, and certificates of deposits with high credit quality financial institutions. The Company performs periodic credit evaluations of its customers’ financial condition and extends credit to virtually all of its customers on an uncollateralized basis.

For the six month period ended June 30, 2017, the Company had three customers which each accounted for approximately 32%, 18%, and 12% of net sales. For the six month period ended June 30, 2016, the Company had three customers which each accounted for approximately 25%, 25% and 18% of net sales.

At June 30, 2017, the Company had four customers which accounted for approximately 27%, 18%, 14% and 13% of the accounts receivable balance. At December 31, 2016, the Company had two customers which accounted for approximately 34% and 26% of the accounts receivable balance.

P.	Related Party Transactions

Lonestar

The Company has an informal consulting agreement with the general partner of the Company. For the six months ended June 30, 2017 and 2016, the Company expensed $1,000,000 and $625,000, respectively, related to this agreement, which is included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income. While there was no formal agreement for these consulting services during 2016, effective May 1, 2107, payment of management fees is governed under Management Service Agreements between Vista OpCo and partnerships owned by certain Managers of the Company.

In a prior year, Lonestar entered into a lease with MAALT for sand storage and transloading services on an as needed basis. Lonestar expensed approximately $2,017,000 related to this lease for the period from January 1, 2017 to March 19, 2017, and $2,934,000 for the six months ended June 30, 2016. The storage and transloading expenses are included in cost of sales in the accompanying condensed consolidated statements of income through March 19, 2017. Subsequent to the March 2017 Transaction, these expenses are eliminated during consolidation.

During the period from January 1, 2017 to March 19, 2017 and for the six months ended June 30, 2016, Lonestar expensed approximately $698,000 and $1,348,000, respectively, related to trucking services provided by Bulk. These expenses are included in cost of sales in the accompanying condensed consolidated statements of income. Subsequent to the March 2017 Transaction, these expenses are eliminated during consolidation.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

P.	Related Party Transactions – continued

Lonestar – continued

During the period from January 1, 2017 to March 19, 2017 and for the six months ended June 30, 2016, Lonestar expensed approximately $662,000 and $744,000, respectively, related to a transloading agreement with MAALT (see Note N). These expenses are included in cost of sales in the accompanying condensed consolidated statements of income. Subsequent to the March 2017 Transaction, these expenses are eliminated during consolidation.

During the six months ended June 30, 2017 and 2016, Lonestar expensed approximately $808,000 and $421,000, respectively, related to a lease with a related party for (see Note F). These expenses are included in cost of sales in the accompanying condensed consolidated statements of income.

During the six months ended June 30, 2016, Lonestar paid a related party approximately $162,000 related to the construction of a building, which is included in property, plant and equipment, net in the accompanying condensed consolidated balance sheets.

At June 30, 2017 and December 31, 2016, a related entity owed Lonestar approximately $25,000 and $85,000, respectively, which is included in other receivables, related party in the accompanying condensed consolidated balance sheets.

At June 30, 2017, Lonestar had outstanding accounts receivable from various related parties for services performed of approximately $31,000.

At December 31, 2016, Lonestar owed related parties approximately $1,707,000, which is included in accounts payable, related party in the accompanying condensed consolidated balance sheets. Subsequent to the March 2017 Transaction, these balances are eliminated during consolidation.

At June 30, 2017 and December 31, 2016, Lonestar owed related parties approximately $1,582,000, which is included in notes payable, related parties in the accompanying condensed consolidated balance sheets. These amounts were paid in full in July 2017.

Included in partner distributions for the six months ended June 30, 2016 are approximately $267,000 of expenses incurred on behalf of various partners of the Lonestar.

MAALT

At June 30, 2017, MAALT had outstanding accounts receivable from related parties of approximately $176,000.

At December 31, 2016, MAALT converted various advances to partners into note receivable arrangements. The notes are non-interest bearing and do not have a defined due date. As such, the notes receivable have been classified as long term related party receivables in the accompanying balance sheets. As of June 30, 2017, the notes receivable had a total outstanding balance of approximately $807,000. The amounts were collected in July 2017.

At June 30, 2017, MAALT had accounts payable due to related parties totaling approximately $327,000.

MAALT pays its owners consulting fees, which totaled approximately $158,000 for the period from March 20, 2017 to June 30, 2017. These consulting fees are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income.

VISTA PROPPANTS AND LOGISTICS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

P.	Related Party Transactions – continued

Bulk

At June 30, 2017, Bulk had accounts payable due to related parties totaling approximately $233,000.

During the period from March 20, 2017 to June 30, 2017, Bulk incurred approximately $115,000 in consulting fees paid to various owners. These consulting fees are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income.

Q.	Subsequent Events

In preparing the condensed consolidated financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through November 13, 2017, the date these condensed consolidated financial statements were reissued.

The Company repaid certain related party notes payable in full in July 2017. See Note K.

On August 1, 2017, Lonestar amended its Term Loan Facility with Ares. See Note H.

On November 9, 2017, we entered into an Amended and Restated Senior Secured Credit Agreement (the “New Credit Agreement”), by and among VPROP Operating, LLC, a newly formed wholly owned subsidiary of Vista OpCo, as borrower, Vista OpCo, as a parent guarantor, Ares Capital Corporation (“Ares”) and the other lenders party thereto, which replaced in its entirety the Senior Secured Credit Agreement (the “Prior Credit Agreement”), dated as of March 1, 2017, among Lonestar, as borrower, and Ares. The New Credit Agreement provides for a senior secured credit facility (the “Term Loan Facility”) in the principal amount of $210.0 million (of which $125.0 million was the original principal amount (before capitalized interest) under the Prior Credit Agreement and $85.0 million represented incremental borrowings made on November 9, 2017), with the option to request incremental loans not to exceed $60.0 million. Vista OpCo, along with each of its subsidiaries other than the Borrower, including Lonestar, MAALT and Bulk, guarantees the Borrower’s obligations under the Term Loan Facility.

The Term Loan Facility bears interest at LIBOR (with a floor of 1%) plus 9.5%, subject to adjustment in certain circumstances as provided in the New Credit Agreement, of which 1% is paid in kind on a quarterly basis. The Term Loan Facility matures in August 2021 and principal payments will commence in June 2018. The Term Loan Facility contains affirmative and negative covenants and customary events of default.

Vista OpCo used the proceeds from the incremental borrowings under the New Credit Agreement to pay a distribution of $85.0 million to our pre-IPO owners on November 9, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Lonestar Prospects, Ltd.

Fort Worth, Texas

We have audited the accompanying consolidated balance sheets of Lonestar Prospects, Ltd. and subsidiary (the “Partnership”) as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in partners’ capital, and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

August 11, 2017

LONESTAR PROSPECTS, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
Assets
Current assets:
Cash	$4,503,695	$139,117
Investments	—	7,982,300
Certificate of deposit	861,718	—
Accounts receivable, less allowance for doubtful accounts of $126,739 and $79,833, respectively	24,646,248	19,938,459
Other receivables, related parties	85,000	265,000
Inventories	5,838,088	5,931,602
Prepaid expenses and other current assets	1,323,375	1,575,416

Total current assets	37,258,124	35,831,894

Certificate of deposit	—	850,351
Property, plant and equipment, net	67,425,128	76,979,856
Lease reserves, net	8,073,373	8,226,573
Other assets	825,520	842,483

Total assets	$113,582,145	$122,731,157

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$11,599,443	$4,202,699
Accrued royalty	935,512	1,391,394
Sales tax payable	13,089	1,698,150
Lease reserve payable	—	5,500,000
Accrued expenses and other current liabilities	4,709,829	10,368,294
Accounts payable, related parties	1,707,070	603,372
Current portion of capital lease obligations	1,297,679	3,733,409
Current portion of long-term debt	361,447	5,746,539

Total current liabilities	20,624,069	33,243,857

Capital lease obligations, net of current portion	989,761	3,536,652
Long-term debt, net of current portion and deferred borrowing costs	71,584,614	68,035,987
Notes payable, related parties	1,582,127	1,582,127
Deferred revenue	273,000	126,000
Asset retirement obligation	1,159,529	1,097,321

Total liabilities	96,213,100	107,621,944
Commitments and contingencies (see Note N)
Total partners’ capital	17,369,045	15,109,213

Total liabilities and partners’ capital	$113,582,145	$122,731,157

See accompanying notes to consolidated financial statements.

LONESTAR PROSPECTS, LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2016	2015
Net sales	$124,884,108	$119,137,171
Cost of sales	102,118,115	73,249,841

Gross profit	22,765,993	45,887,330
Selling, general and administrative expenses	9,564,331	9,342,130
Loss on abandonments and disposals of property, plant and equipment	1,645,043	2,695,479

Income from operations	11,556,619	33,849,721

Other income (expense):
Interest expense	(7,094,008)	(7,049,160)
Other income, net	79,992	986,226

Total other expense, net	(7,014,016)	(6,062,934)

Net income before taxes	4,542,603	27,786,787
State franchise taxes	136,142	242,000

Net income	$4,406,461	$27,544,787

See accompanying notes to consolidated financial statements.

LONESTAR PROSPECTS, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Partners’ capital, January 1, 2015	$13,326,267
Net income	27,544,787
Distributions	(25,981,841)
Share-based compensation	220,000

Partners’ capital, December 31, 2015	15,109,213
Net income	4,406,461
Distributions	(2,256,629)
Share-based compensation	110,000

Partners’ capital, December 31, 2016	$17,369,045

See accompanying notes to consolidated financial statements.

LONESTAR PROSPECTS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015
Operating Activities
Net income	$4,406,461	$27,544,787
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized loss on investments	—	17,043
Realized loss on investments	14,909	—
Depreciation, depletion and accretion	13,114,485	10,348,493
Amortization of deferred borrowing costs	643,447	624,414
Share-based compensation	110,000	220,000
Bad debt expense	43,168	123,778
Loss on disposals of property, plant and equipment	1,645,043	2,695,479
Non-cash interest expense	731,508	754,180
Changes in operating assets and liabilities:
Certificate of deposit	(11,367)	—
Accounts receivable	(4,750,957)	(5,843,920)
Other receivables, related parties	180,000	(265,000)
Inventories	93,514	(2,202,637)
Prepaid expenses and other current assets	252,041	(1,015,721)
Other assets	16,963	(490,238)
Deferred revenue	147,000	126,000
Accounts payable and accrued expenses	1,206,592	2,578,751
Accounts payable, related parties	1,103,698	131,891

Net cash provided by operating activities	18,946,505	35,347,300

Investing Activities
Proceeds from maturities of certificates of deposit	—	12,005,525
Purchases of property, plant and equipment	(9,556,075)	(23,062,628)
Proceeds from sale of property, plant and equipment	668,541	276,500
Purchase of investments	(17,843,047)	(16,388,482)
Proceeds from sale of investments	25,810,438	8,389,139
Acquisition of lease reserves	(3,500,000)	(1,075,000)

Net cash used in investing activities	(4,420,143)	(19,854,946)

Financing Activities
Proceeds from line-of-credit	48,484,714	3,800,000
Payments on line-of-credit	(48,484,714)	(3,800,000)
Payments on long-term debt	(5,786,951)	(2,615,412)
Payments on capital lease obligations	(2,052,707)	(2,340,198)
Payments on seller note payable	—	(900,000)
Payments on deferred borrowing costs	(65,497)	(156,038)
Partners’ distributions	(2,256,629)	(25,981,841)

Net cash used in financing activities	(10,161,784)	(31,993,489)

Net increase (decrease) in cash	4,364,578	(16,501,135)
Cash at beginning of year	139,117	16,640,252

Cash at end of year	$4,503,695	$139,117

See accompanying notes to consolidated financial statements.

LONESTAR PROSPECTS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year Ended December 31,
	2016	2015
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$5,765,939	$5,631,154

Cash paid during the year for taxes	$266,115	$273,873

Supplemental Disclosure of Non-Cash Information
Assets acquired through issuance of long-term debt	$999,428	$395,204

Assets acquired through capital leases	$331,056	$6,661,986

Assets acquired through accounts payable and accrued expenses	$2,158,293	$3,926,863

Reduction of debt through trade-in of equipment	$358,400	$68,025

Reduction of capital lease obligations through trade-in of equipment	$3,260,970	$—

Share-based compensation	$110,000	$220,000

Paid-in-kind interest	$731,508	$754,180

Revisions of estimates to asset retirement costs	$—	$576,645

Lease reserves acquired through lease reserve payable	$—	$5,500,000

Conversion of accrued expense to long-term debt	$2,000,000	$—

See accompanying notes to consolidated financial statements.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

A.	Nature of Business

Lonestar Prospects, Ltd. (“Lonestar”) and its subsidiary (collectively, the “Partnership”) is in the business of mining, processing, transporting and selling silica sand. Lonestar primarily sells 100 mesh and 40/70 mesh sand used in the well fracturing process by oil and gas service providers. Lonestar was established on November 3, 2010, as a Texas limited partnership for an initial term of 50 years, and is to continue from year to year thereafter until liquidated and dissolved according to the voting requirements prescribed.

The Partnership’s corporate offices are located in Fort Worth, Texas and the main mining facility is located in Cresson, Texas. During 2014, the Partnership leased additional acreage for future mining in Tolar, Texas, and during 2015, the Partnership leased additional acreage in Hood County, Texas.

During July 2015, Lonestar Prospects Holding Company, L.L.C. (“LS Holdings”) and Lonestar Prospects Management, L.L.C (“LPM”) were established. The partners of the Partnership transferred their ownership to LS Holdings, resulting in LS Holdings being the 100% owner of the Partnership through its ownership of a 99% limited partner interest in Lonestar and all of LPM which owns a 1% general partner interest in Lonestar and serves as the Partnership’s general partner.

On March 20, 2017, our owners completed a transaction in which Lonestar, MAALT, LP (“MAALT”) and Maalt Specialized Bulk, LLC (“Bulk”) were acquired by a newly formed holding company, Oilfield Sands Holdings, LLC (which was renamed Vista Proppants and Logistics, LLC) (“Vista OpCo”). More specifically, LS Holdings, which was the 100% owner of Vista OpCo and Lonestar prior to the transaction, reorganized its ownership interests in Lonestar in a transaction whereby it contributed its ownership interests in Lonestar to Vista OpCo in exchange for newly issued common units in Vista OpCo. Additionally, the owners of MAALT and Bulk, who also held a significant ownership interest in LS Holdings, contributed their ownership interests in each entity to Vista OpCo in exchange for newly issued common units in Vista OpCo. While LS Holdings, MAALT and Bulk had similar ownership prior to the transaction, they were not under common control. Finally, an affiliate of First Reserve Management, L.P. (“First Reserve”) purchased certain outstanding common units in Vista OpCo from existing owners and made a cash capital contribution to Vista OpCo in exchange for newly issued common units in Vista OpCo.

B.	Summary of Significant Accounting Policies

A summary of the Partnership’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Accounting

The accounts are maintained and the consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Lonestar and its subsidiary, which is wholly owned. Intercompany accounts and transactions have been eliminated in consolidation. The Partnership’s operations are organized into a single business segment, focused on the business of mining, processing, transporting and selling silica sand.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2016 and 2015, the Partnership had no such investments. The Partnership maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). The Partnership has not experienced any losses related to amounts in excess of FDIC limits.

Investments

At December 31, 2015, investments consist of money market funds, commercial paper, and fixed income securities. The Partnership accounts for its investments in accordance with GAAP as trading securities. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. The Partnership held no investments as of December 31, 2016.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2016 and 2015, the allowance for doubtful accounts had a balance of approximately $127,000 and $80,000, respectively. Write offs were immaterial for all periods presented.

Inventories

Inventories are valued using average cost and are adjusted to the lower of cost or market. Costs of our stockpiles and silica sand inventories include production, processing, transportation and additional service costs as applicable.

Certificate of Deposit

As of December 31, 2016 and 2015, the Partnership held a certificate of deposit totaling approximately $862,000 and $850,000, respectively. This certificate of deposit bears interest at approximately 1%, has a term of 33 months, and matured in June 2017.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statements of income of the respective period.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Property, Plant and Equipment – continued

The estimated useful lives by classification are as follows:

Plant and plant equipment	7 to 15 years
Machinery and equipment	5 to 7 years
Buildings and leasehold improvements	2 to 39 years
Office and computer equipment	3 to 7 years
Vehicles and trailers	5 years

The Partnership had various construction projects in progress at December 31, 2016 and 2015. Construction projects are recorded to a construction in progress account and depreciation does not begin until the project is complete and the asset is placed in service.

Fair Value of Financial Instruments

The Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of the certificate of deposit, accounts receivable, other receivables, capital leases, and accounts payable approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of short and long-term debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

Asset Retirement Obligations

GAAP requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Sand mining companies incur such a liability upon mining land and extracting sand. Under GAAP, an asset retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to lease reserves in the accompanying consolidated balance sheets which is allocated to expense over the useful life of the asset. Periodic accretion of the discount on the asset retirement obligation is recorded as an expense in the accompanying consolidated statements of income. See Note M.

Capital Leases

At the inception of each lease, the Partnership performs an evaluation to determine whether the lease should be classified as an operating or capital lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or fair value of the leased assets at the inception of the lease. Depreciation expense is computed using the straight-line method over the useful lives of the assets or the life of the lease term and is included in cost of sales in the accompanying consolidated statements of income.

Debt Issuance Costs

The Partnership capitalizes incremental costs that are directly attributable to issuing debt and amortizes such costs as a component of interest expense over the term of the related debt. GAAP requires debt issuance costs to be classified as a direct reduction from the carrying amount of the related debt liability. Amounts of unamortized debt issuance costs are presented as a direct reduction of long-term debt in the accompanying consolidated balance sheets.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Long-lived Assets

The Partnership evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows that the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value and is recorded in the period the determination was made. Based upon management’s assessment, there was no impairment of long-lived assets at December 31, 2016 or 2015.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred or services have been rendered, the sales price charged is fixed or determinable, collectability is reasonably assured, and the risk of loss is transferred to the customer.

For sand sales, revenue is generally recognized when the sand leaves our plant or transload facility. The sand is generally transported via railcars or trucking companies hired by the customer or through our fleet of railcars or trucks. The majority of our revenues are realized through long-term take-or-pay contracts. The expiration dates of these contracts range from 2017 through 2021; however, certain contracts include extension periods, as defined in the respective contracts. These agreements define, among other commitments, the volume of product that our customers must purchase, the volume of product that we must provide and the price that we will charge and that our customers will pay for each ton of contracted product. Prices under these agreements are generally either fixed or indexed to the price of West Texas Intermediate crude (WTI) and subject to adjustment, upward or downward. With respect to the take-or-pay arrangements, once the customer is no longer contractually entitled to make up deficiencies, we recognize revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured.

Certain of our sand sale arrangements contain provisions allowing us to recover portions of our invested capital to accommodate customer growth through a capital improvement contribution. Such amounts are invoiced as sand is sold to a customer, as a surcharge on a per ton basis, until the contractually determined amount is fully recovered through the surcharge at which point no further capital improvement contributions are received. Such capital improvement contributions are accounted for as upfront payments and recognized as revenue on a straight-line basis over five years. The difference between the cash received or invoiced for these capital improvement contributions and the amount recorded using the straight- line method is recognized as deferred revenue.

Share-Based Compensation

In August 2013, an employee of Lonestar was granted a 3% membership interest in LS Holdings which vested in 1% increments at the first, second and third anniversary of the agreement effective date or upon a change in control. The Partnership recognized compensation expense associated with this grant on a straight-line basis over the three-year vesting period and assumed no forfeitures. The Partnership recorded compensation expense totaling $110,000 and $220,000 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2015, unrecognized share based compensation expense totaled $110,000.

The Partnership valued the share-based compensation award with the assistance of a third-party valuation firm. The grant date fair value was determined by using a discounted cash flow model and took into consideration available publicly traded market data of the Partnership’s peers and discounts for marketability and lack of control.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Income Taxes

The Partnership is organized as a limited partnership for federal income tax purposes. As a result, the Partnership’s income is taxable to its partners rather than at the Partnership level; accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. The Partnership is liable for state income taxes in the state of Texas and a provision has been made for such taxes at December 31, 2016 and 2015.

The Partnership files income tax returns in the United States federal jurisdiction and in the state of Texas. The Partnership classifies any interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as general and administrative expense. The Partnership did not incur any penalties or interest during the years ended December 31, 2016 or 2015.

GAAP prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management must determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position. Management’s opinion is that there are no such uncertain positions as of December 31, 2016 and 2015.

Comprehensive income

Comprehensive income is the same as net income for all periods presented.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest, which simplifies presentation of debt issuance costs. The new standard requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The new standard was effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. We have adopted the standard and have presented debt issuance costs as a direct deduction from the carrying amount of debt on our consolidated balance sheets as of December 31, 2016 and December 31, 2015.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The new standard requires an entity to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The new standard will not apply to inventories that are measured using either the last-in, first-out (LIFO) method or the retail inventory method. This Update is effective for public entities for financial statements issued for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years; early application is permitted. The Partnership is currently evaluating the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment will be effective for the Partnership beginning January 1, 2018, with early adoption permitted, and should be applied retrospectively. The

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Recent Accounting Pronouncements – continued

Partnership is currently evaluating the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, which provides guidance that is intended to reduce diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. The amendment will be effective for the Partnership beginning January 1, 2018, with early adoption permitted. The Partnership is currently evaluating the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

In February 2016, the FASB issued ASU No. 2016-02, which will impact all leases with durations greater than twelve months. In general, such arrangements will be recognized as assets and liabilities on the balance sheet of the lessee. Under the new accounting guidance a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the statement of operations will reflect lease expense for operating leases and amortization/interest expense for financing leases. The balance sheet amount recorded for existing leases at the date of adoption will be calculated using the applicable incremental borrowing rate at the date of adoption. The new accounting guidance is effective for the Partnership beginning in the first quarter of 2019, and should be applied retrospectively. The Partnership is currently evaluating the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

In May 2014, the FASB issued ASU No. 2014-09, an update that supersedes the most current revenue recognition guidance, as well as some cost recognition guidance. The update requires that an entity recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires new qualitative and quantitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, information about contract balances and performance obligations, and assets recognized from costs incurred to obtain or fulfill a contract. The authoritative guidance, which may be applied on a full retrospective or modified retrospective basis whereby the entity records a cumulative effect of initially applying this update at the date of initial application, will be effective for the Partnership beginning January 1, 2018. Early adoption is not permitted. The FASB has also issued the following standards which clarify ASU 2014-09 and have the same effective date as the original standard: ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients and ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing. The Partnership is still assessing the adoption method it will elect upon implementation and related disclosure requirements. The Partnership is currently evaluating the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

C.	Inventories

Inventories consisted of the following at December 31:

	2016	2015
Work-in-process	$1,760,050	$2,814,487
Finished goods	4,078,038	3,117,115

Total inventories	$5,838,088	$5,931,602

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

D.	Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets. Certain fixed income investments are valued based on quoted market prices.

•	Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability. Money market funds and commercial paper, as well as various fixed income investments, are classified within Level 2 as they are valued using quoted market prices for similar assets.

•	Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability. The asset retirement obligations are classified within Level 3 as the fair value is estimated using discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an asset retirement obligation, estimated amounts and timing of settlements, the credit-adjusted risk free rate to be used and inflation rates. See Note M for the summary of changes in the fair value of the asset retirement obligation for the years ended December 31, 2016 and 2015.

The Partnership did not have any investments as of December 31, 2016. The following table summarizes the Partnership’s investments measured at fair value at December 31, 2015:

Investment	Level 1	Level 2	Total
Money market funds and commercial paper	$—	$2,516,032	$2,516,032
Fixed income	3,948,660	1,517,608	5,466,268

Total investments	$3,948,660	$4,033,640	$7,982,300

E.	Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	2016	2015
Plant and plant equipment	$65,482,104	$64,914,336
Machinery and equipment	10,053,050	14,874,706
Buildings and leasehold improvements	14,928,394	14,282,004
Office and computer equipment	797,996	851,733
Vehicles and trailers	1,403,260	1,359,539
Construction in progress	7,146,155	3,160,513
Land	1,552,411	1,552,411

	101,363,370	100,995,242
Less: accumulated depreciation	33,938,242	24,015,386

Property, plant and equipment, net	$67,425,128	$76,979,856

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

E.	Property, Plant and Equipment – continued

During 2016 and 2015, approximately $79,000 and $315,000, respectively, of interest costs were capitalized as part of various construction projects. Depreciation expense for the years ended December 31, 2016 and 2015 was approximately $12,900,000 and $10,000,000, respectively, and was recorded in cost of sales on the consolidated statements of income.

F.	Lease Reserves

2011 Hood County Lease

In a prior year, the Partnership entered into a lease agreement for the purpose of mining sand and other minerals from a property in Hood County, Texas. The primary term of the lease agreement is five years, beginning on April 14, 2011; however, the lease agreement shall continue following the expiration of the primary term for so long thereafter as materials are sold and removed from the leased premises by the Partnership and/or the royalty described below is paid to the lessor.

The lease agreement requires a royalty payment to the lessor based on the sales price of the materials sold. The royalty is equal to 10% of the sales price, as defined in the lease agreement, for the longer of five years or a change in control, as defined in the lease agreement. On April 1, 2012, the lease was amended to lower the royalty payment to 8.75% as well as add an additional 150 acres to the lease. On November 4, 2015, the lease was amended again to prescribe a fluctuating royalty as well as add an additional 114 acres to the lease. Under this amendment, the royalty is 8.75% if the price per barrel of West Texas Intermediate crude oil is greater than or equal to $70 for 90 days; otherwise, the royalty is 8%.

Prior to 2016, the minimum royalty payments associated with the lease were $1,500,000 per year. Beginning in 2016, the minimum royalty was increased to $3,250,000 per year. For the years ended December 31, 2016 and 2015, the Partnership expensed royalties related to this lease of $5,205,000 and $7,670,000, respectively, which are included in cost of sales in the accompanying consolidated statements of income. As of December 31, 2016 and 2015, the Partnership had unpaid royalties of $886,000 and $1,391,000, respectively, which are included in accrued royalty on the accompanying consolidated balance sheets.

As part of the original purchase accounting allocation associated with the acquisition, the lease reserves were assigned a value of approximately $11,528,000. The Partnership is depleting the lease reserves based on the annual sand production and geological reports using the original purchase allocation. During the years ended December 31, 2016 and 2015, the Partnership recorded depletion expense of $50,000 and $49,000, respectively, which is included in cost of sales in the accompanying consolidated statements of income. As of December 31, 2016 and 2015, accumulated depletion totaled $10,653,000 and $10,603,000, respectively.

Glenwood Lease

During 2012, the Partnership entered into a lease for reserves located in Glenwood, Wisconsin. This agreement was terminated during 2015. As of December 31, 2014, the Partnership accrued approximately $541,000 in minimum royalties related to this lease. During 2015, we terminated the lease and settled the unpaid royalties for $400,000.

Tolar Lease

During 2014, the Partnership entered into a lease with a related party for reserves located in Tolar, Texas. The lease commenced in December 2014 and has a term of five years; however, the lease agreement shall continue following the expiration of the primary term for so long thereafter as materials are sold and removed from the leased premises by the Partnership and/or the royalty described below is paid to the lessor.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

F.	Lease Reserves – continued

Tolar Lease – continued

The lease requires payment of a royalty for all sand removed from the property during the term of the lease and any renewal thereof. The initial royalty is to be calculated on the basis of $4.00 per ton of sand removed from the land. Finally, the lease requires a processing royalty for any sand brought onto the land from other lands for processing. In no event shall the minimum royalty be less than an amount equal to the sum of the amount of all principal and interest paid by lessor related to the property, the ad valorem taxes paid by lessor, and an amount equal to 20% of such amounts, which for the years ended December 31, 2016 and 2015, was approximately $1,194,000 and $490,000, respectively, which are included in cost of sales in the accompanying consolidated statements of income.

2015 Hood County Lease

During August 2015, the Partnership entered into a lease for additional reserves located in Hood County, Texas. The lease term will continue as long as material is produced or mining operations are being actively conducted on the leased premises, provided that the term does not continue past August 2040. The Partnership may at any time terminate this lease by written notice to the lessor.

Starting in August 2016, the agreement requires monthly payments in the amount of $35,000 until mining operations commence. Once mining operations commence, the agreement calls for royalties of the greater of 7.75% of gross revenue from sales of material, as defined in the agreement, from the leased premises or $2.25 per ton of material sold, with a minimum royalty of $675,000 per year through the earlier of the conclusion of mining activities or August 2040. During 2016, the lease was amended as follows:

a.	For the mining period of January 1, 2017 to January 1, 2019 the price of $2.25 per ton of material sold shall be replaced with a price of $2.50 per ton of materials sold;

b.	For the mining period of January 1, 2017 to January 1, 2018 the lessor and lessee will split any royalty over $15,000 up to $600,000 of royalties;

c.	For the mining period of February 1, 2018 to February 1, 2019, the percentage of 7.75% of gross revenue shall be replaced with the percentage of 8.00% of the gross revenue.

Mining operations had not commenced on this lease as of December 31, 2016. During 2016, expenses related this this lease totaled $175,000, which are included in cost of sales in the accompanying consolidated statements of income. No expenses were incurred for this lease during 2015.

The 2015 Hood County lease required the Partnership to pay $1,000,000 in 2015 and $5,500,000 at the earlier of the commencement of the mining operations or August 2016. The Partnership made an additional $75,000 payment to the lessor in 2015. The $6,575,000 is included within lease reserves as of December 31, 2016 and 2015. As of December 31, 2015, the $5,500,000 was recorded within account payable and accrued expenses within the accompanying consolidated balance sheets. During 2016, the Partnership paid the lessor $3,500,000. The remaining $2,000,000 was converted into a note payable with the lessor in August 2016 (see Note H). The Partnership will deplete the lease reserves based on the annual sand production and geological reports once mining operations commence.

2017 Winkler County Lease

During April 2017, the Partnership entered into a lease for additional reserves located in Winkler County, Texas. The mineral lease expires in December 2037, but continues thereafter so long as materials are sold and removed

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

F.	Lease Reserves – continued

2017 Winkler County Lease – continued

from the leased premises and the royalty payments continue to be paid. The lease includes a royalty payment for all sand removed from the property during the term of the lease and any renewal thereof. The initial royalty payment is calculated based on $5.00 per ton of sand removed from the land. The lease also requires a processing royalty for any sand brought onto the land from other lands for processing. The lease provides that the minimum royalty shall not be less than $4,000,000.

G.	Line-of-Credit

The Partnership has a line-of-credit arrangement for short-term financing with a bank, under which the Partnership may borrow up to $10 million. The line-of-credit originally matured on May 14, 2017 and has been extended through August 14, 2017. At December 31, 2016 and 2015, the unused portion of the credit line was $10 million, all of which was available for borrowing.

The line-of-credit bears interest at the lesser of (a) the sum of the Prime Rate (3.75% and 3.50% at December 31, 2016 and 2015, respectively) plus 0.50%, provided that the interest rate shall never fall below 3.75%; or (b) the maximum rate, as defined. Prior to September 2015, the line-of-credit bore interest at the lesser of the sum of the Prime Rate, plus 1%, provided that the interest rate never fell below 4%. At December 31, 2016 and 2015, the line-of-credit incurred interest at 4.25% and 4.00%, respectively.

The line-of-credit is secured by a first lien on all accounts receivable and finished sand inventory of the Partnership. Up to 50% of the line-of-credit is also personally guaranteed by two partners of the Partnership.

H.	Long-Term Debt

Long-term debt consisted of the following at December 31:

	2016	2015
Term Loan Facility	$70,110,688	$74,629,180
Hood County lease note	1,980,893	—
Equipment notes payable	948,611	825,426

Total debt	73,040,192	75,454,606
Less current portion	361,447	5,746,539
Less unamortized debt issuance costs	1,094,131	1,672,080

Total long-term debt	$71,584,614	$68,035,987

Term Loan Facility

In September 2014, the Partnership entered into a Senior Secured Credit Agreement with Ares Capital Corporation (“Ares”) (the “Term Loan Facility”) in the original amount of $75,000,000. The Term Loan Facility is collateralized by all of the Partnership’s assets, which includes a second lien on the Partnership’s accounts receivable and finished sand inventory discussed in Note G. The note bears interest at LIBOR (with a floor of 1%) plus 6.5%. In addition, the note requires quarterly paid in kind (“PIK”) interest equal to 1% of the outstanding principal. PIK interest increases the outstanding principal balance on the note and all other interest is paid quarterly. PIK interest totaled to approximately $732,000 and $754,000 for the years ended December 31, 2016 and 2015, respectively. Principal payments commenced in December 2015, and the Term Loan Facility was scheduled to mature in September 2018.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

H.	Long-Term Debt – continued

Term Loan Facility – continued

On March 1, 2017, the Partnership completed a debt refinancing of the $75,000,000 Term Loan Facility with Ares. The Partnership executed a new senior secured credit agreement with Ares (also referred to as the “Term Loan Facility”) in the original amount of $125,000,000, with the option to request an incremental loan not to exceed $60,000,000. The Term Loan Facility is collateralized by substantially all the Partnership’s assets, which includes a second lien on the Partnership’s accounts receivable and finished sand inventory discussed in Note G. The Term Loan Facility bears interest at LIBOR (with a floor of 1%) plus 8%, of which 1% is PIK on a quarterly basis. PIK interest increases the outstanding principal balance on the Term Loan Facility and all other interest is paid quarterly. Principal payments will commence in June 2018. The Partnership paid a structuring fee equal to 2% of total borrowings at closing, totaling $2,500,000.

The Term Loan Facility requires the Partnership to comply with various affirmative and negative covenants and requires the Partnership to maintain certain consolidated leverage, fixed charge coverage, and reserve coverage ratios. The Term Loan Facility also restricts or limits the Partnership’s ability to: incur additional indebtedness, make guarantees and enter into certain hedging arrangements; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; make fundamental changes; pay dividends and distributions or repurchase our capital stock; make investments, loans and advances, including acquisitions; engage in certain transactions with affiliates; make changes in the nature of our business; and make prepayments of certain junior debt.

The Term Loan Facility matures in March 2021. If the Partnership prepays the debt prior to March 1, 2018, a premium of 5% of the principal amount prepaid will be assessed. If the Partnership prepays the debt after March 1, 2018 but before March 1, 2019, a premium of 3% of the principal amount prepaid will be assessed. If the Partnership prepays the debt after March 1, 2019 but before March 1, 2020, a premium of 1% of the principal amount prepaid will be assessed. No premium will be assessed if the Partnership prepays the debt after March 1, 2020.

On August 1, 2017, Lonestar amended the Term Loan Facility. The conditions to the incremental loan were updated to require a request of the incremental borrowings before November 29, 2017. The maturity date of the Term Loan Facility was extended to August 1, 2021. The Term Loan Facility was modified to bear interest at LIBOR (with a floor of 1%) plus 9.5%, of which 1% is PIK on a quarterly basis. The amendment modified the prepayment penalty associated with the incremental borrowings. If the Partnership prepays the debt prior to August 1, 2018, a premium of 5% of the principal amount prepaid will be assessed. If the Partnership prepays the debt on or after August 1, 2018 but before August 1, 2019, a premium of 3% of the principal amount prepaid will be assessed. If the Partnership prepays the debt on or after August 1, 2019 but before August 1, 2020, a premium of 1% of the principal amount prepaid will be assessed. No premium will be assessed if the Partnership prepays the debt after August 1, 2020. The amendment modified the various affirmative and negative covenants required of the Partnership including certain consolidated leverage, fixed charge coverage, and reserve coverage ratios. Further, the amendment considers the addition of our Winkler County lease executed in April 2017. Lonestar paid a commitment fee equal to $1,200,000 upon execution of the amendment.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

H.	Long-Term Debt – continued

Term Loan Facility – continued

Future annual maturities on the outstanding Ares note as of December 31, 2016 are as follows:

2018	$6,562,500
2019	8,750,000
2020	11,562,500
2021	43,235,688

$70,110,688

Hood County Lease Note

In August 2016, the Partnership entered into a note payable with the lessor of the 2015 Hood County lease discussed in Note F. The note was converted from accounts payable and accrued expenses and had an original principal balance of $2,000,000 and bears interest at 7%. The note requires monthly interest payments and quarterly principal payments until maturity in August 2018. Under the note, if the Partnership fails to make timely payments, matured, unpaid amounts bear interest at 18%.

Future annual maturities on the Hood County lease note are as follows:

2017	$79,830
2018	1,901,063

$1,980,893

Equipment Notes Payable

The Partnership has obtained equipment through various financing agreements with third parties, which are secured by the equipment financed, with interest rates ranging up to 6.99%.

Future annual maturities on equipment notes payable are as follows:

2017	$281,617
2018	227,148
2019	220,147
2020	125,373
2021	94,326

Total	$948,611

I.	Obligations under Capital Lease

The Partnership leases certain equipment under capital lease arrangements. Leased assets with a net book value of approximately $3,372,000 and $8,936,000 were included in property, plant and equipment, net in the accompanying consolidated balance sheets at December 31, 2016 and 2015, respectively. Included in depreciation expense for the years ended December 31, 2016 and 2015 was approximately $1,115,000 and $998,000, respectively, for leased assets.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

I.	Obligations under Capital Lease – continued

Future minimum annual payments under the capital lease obligations are as follows:

2017	$1,340,445
2018	1,005,108

Total minimum lease payments	2,345,553
Less amounts representing interest	58,113

$2,287,440

Approximately $58,000 and $122,000 of lease payments for assets under capital leases is included in interest expense for the years ended December 31, 2016 and 2015, respectively.

J.	Notes Payable, Related Parties

In December 2012, the Partnership entered four notes payable with various related parties. Three of the related party notes relate to unpaid management fees due to the three partners of LS Holdings. These notes had a combined total of $1,036,000 as of December 31, 2016 and 2015. During 2014, these notes were extended to March 18, 2020. These notes bear interest at 5%. During both 2016 and 2015, the Partnership incurred approximately $52,000 of interest expense on the three notes.

During 2014, the Partnership came to an agreement on the amount due to one partner to reimburse expenses incurred during the formation of the Partnership during 2011. As of December 31, 2016 and 2015, the outstanding balance of this note was approximately $546,000. The Partnership incurred approximately $55,000 of interest expense on this note during both 2016 and 2015. This note will mature on March 18, 2020 and bears interest at 10%.

All outstanding balances on the related party notes are due in 2020 with no principal payments required before this date.

These related party notes are subordinated to the Ares note and the line-of-credit discussed in Notes G and H.

These notes were paid in full in July 2017.

K.	Business Interruption Insurance Recoveries

During 2013, a portion of the Partnership’s drying unit burned and was determined to be a complete loss. As a result, the Partnership disposed of the related assets and received insurance recoveries to replace the destroyed asset. The Partnership also received insurance recoveries related to the business interruption it incurred. For the year ended December 31, 2015, the Partnership recorded a gain on business interruption insurance recoveries of approximately $1,050,000, which is included in other expense, net in the accompanying consolidated statements of income. No such gain was recorded for the year ended December 31, 2016.

L.	Employee Benefit Plan

The Partnership sponsors a profit sharing plan with a 401(k) feature (the “Plan”) covering substantially all employees who are 21 years of age and above. The Plan provides for the Partnership to make a discretionary profit sharing contribution. No profit sharing contributions were made to the Plan during the years ended December 31, 2016 or 2015. The Plan also provides for a discretionary safe harbor employer contribution equal to 3% of employees’ eligible compensation. Costs incurred related to employer contributions totaled approximately $268,000 and $307,000 for the years ended December 31, 2016 and 2015, respectively.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

M.	Asset Retirement Obligations

Pursuant to GAAP, the Partnership recognizes the fair value of its asset retirement obligations related to the reclamation of sand mining properties.

The following table summarizes the changes in the Partnership’s asset retirement obligation for the year ended December 31:

	2016	2015
Asset retirement obligations at beginning of year	$1,097,321	$414,324
Revisions of estimates	—	576,645
Accretion of discount	62,208	106,352

Asset retirement obligations at end of year	$1,159,529	$1,097,321

N.	Commitments and Contingencies

The Partnership leases portable buildings, office equipment, machinery, transload facilities, and railcars under non-cancelable operating leases, which expire in various years through 2024. The Partnership also has various month-to-month and daily leases. Rent expense for the years ended December 31, 2016 and 2015 was approximately $9,797,000 and $9,681,000, respectively. For the years ended December 31, 2016 and 2015, rent expense of $9,673,000 and $9,529,000, respectively, is included in cost of sales and $124,000 and $152,000, respectively, is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Future minimum annual lease obligations, as of December 31, 2016 are approximately as follows:

2017	$7,654,000
2018	7,148,000
2019	6,186,000
2020	4,964,000
2021	2,721,000
Thereafter	130,000

$28,803,000

During 2015, the Partnership entered into an agreement with a related party that required the Partnership to pay $3.00 per ton for the first one million tons of sand that passes through a specific transloading facility. The Partnership expensed approximately $908,000 and $1,141,000 related to this agreement for the year ended December 31, 2016 and 2015, respectively. These expenses are included in cost of sales in the accompanying consolidated statements of income. The remaining $951,000 related to the agreement will be paid in future years.

The Partnership is periodically involved in various legal actions and claims arising in the normal course of business. In management’s opinion, the ultimate outcome of these items is not expected to have a material or adverse effect on the Partnership’s financial position or results of operations.

O.	Concentrations of Credit Risk

Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist principally of cash and cash equivalents, certificates of deposits, and accounts receivable. The Partnership places cash and cash equivalents, and certificates of deposits with high credit quality financial institutions. The

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

O.	Concentrations of Credit Risk – continued

Partnership performs periodic credit evaluations of its customers’ financial condition and extends credit to virtually all of its customers on an uncollateralized basis.

For the year ended December 31, 2016, the Partnership had four customers which each accounted for approximately 28%, 22%, 14% and 11% of net sales. For the year ended December 31, 2015, the Partnership had three customers which each accounted for approximately 36%, 25% and 23% of net sales.

At December 31, 2016, the Partnership had two customers which accounted for approximately 34% and 26% of the accounts receivable balance. At December 31, 2015, the Partnership had three customers which accounted for approximately 27%, 27% and 17% of the accounts receivable balance.

P.	Related Party Transactions

The Partnership has an informal consulting agreement with the general partner of the Partnership for management services. For the years ended December 31, 2016 and 2015, the Partnership paid $1,250,000 and $1,000,000, respectively, related to this agreement, which is included in selling, general and administrative expenses in the accompanying consolidated statements of income. While there was no formal agreement for these consulting services during 2016, effective May 1, 2107, payment of management fees is governed under Management Service Agreements between Vista OpCo and partnerships owned by certain Managers of Vista OpCo.

The Partnership expensed approximately $9,093,000 and $351,000 related to sand storage and transloading services with a related party during the years ended December 31, 2016 and 2015, respectively. The storage and transloading expenses are included in cost of sales in the accompanying consolidated statements of income.

During 2016 and 2015, the Partnership expensed approximately $3,453,000 and $2,109,000, respectively, related to trucking services provided by a related party. These expenses are included in cost of sales in the accompanying consolidated statements of income.

During 2016 and 2015, the Partnership expensed approximately $1,194,000 and $490,000, respectively, related to a lease with a related party for (see Note F). These expenses are included in cost of sales in the accompanying consolidated statements of income.

During 2016 and 2015, the Partnership expensed approximately $908,000 and $1,141,000, respectively, related to a transloading agreement with a related party (see Note N). These expenses are included in cost of sales in the accompanying consolidated statements of income.

At December 31, 2016 and 2015, related parties owed the Partnership approximately $85,000 and $265,000, respectively, which is included in other receivables, related parties in the accompanying consolidated balance sheets.

At December 31, 2016 and 2015, the Partnership owed related parties approximately $1,707,000 and $603,000, respectively, which is included in accounts payable, related parties in the accompanying consolidated balance sheets.

During 2016, the Partnership paid a related party approximately $162,000 related to the construction of a building, which is included in property, plant and equipment, net in the accompanying consolidated balance sheets.

LONESTAR PROSPECTS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

P.	Related Party Transactions – continued

Included in partner distributions for the years ended December 31, 2016 and 2015 are approximately $725,000 and $524,000, respectively, of expenses incurred on behalf of various partners of the Partnership.

Up to 50% of the Partnership’s line-of-credit is also personally guaranteed by two partners of the Partnership. See Note G.

Q.	Subsequent Events

In preparing the consolidated financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through August 11, 2017, the date the consolidated financial statements were issued.

On March 1, 2017, the Partnership completed a debt refinancing of its Term Loan Facility with Ares. On August 1, 2017, the Partnership amended its Term Loan Facility with Ares. See Note H.

See Note A for a discussion of the March 20, 2017 Transactions.

During April 2017, the Partnership entered a lease for additional reserves located in Winkler County, Texas. See Note F.

The Partnership repaid certain related party notes payable in full in July 2017. See Note J.

Fort Worth Office 1400 West 7th Street Suite 400 Fort Worth, Texas 76102 817.259.9100 Main whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Partners of

MAALT, LP

We have audited the accompanying financial statements of MAALT, LP (the “Partnership”), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of net income and changes in partners’ capital and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Austin	Dallas	Fort Worth	Houston

Correction of Error

As discussed in Note L to the financial statements, certain errors resulting in changes to amounts previously reported in the reviewed financial statements as of and for the year ended December 31, 2015, were discovered by management of the Partnership during the current year. Accordingly, such amounts reported have been restated in the 2015 audited financial statements now presented to correct the error. Our audit report is not modified with respect to that matter.

Fort Worth, Texas

July 19, 2017

MAALT, LP

BALANCE SHEETS

	December 31,
	2016	2015
		(Restated)
Assets
Current assets:
Cash and cash equivalents	$4,627,811	$4,617,448
Accounts receivables:
Trade	1,859,574	2,437,967
Related parties	2,114,217	545,313
Prepaid expenses	347,667	237,828
Certificate of deposit	185,983	185,239
Current portion of note receivable	56,399	48,293
Current portion of notes receivable, related party	486,128	518,347

Total current assets	9,677,779	8,590,435

Note receivable, net of current portion	—	56,399
Notes receivable, related party, net of current portion	2,584,338	1,513,979
Property and equipment, net	17,387,296	17,621,210

Total assets	$29,649,413	$27,782,023

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable:
Trade	$556,071	$478,427
Related parties	1,104,245	1,058,069
Accrued expenses	1,306,499	875,048
Current portion of capital lease obligations	349,083	319,424
Current portion of notes payable	2,723,018	1,227,369

Total current liabilities	6,038,916	3,958,337

Capital lease obligations, net of current portion	1,186,736	1,535,819
Notes payable, net of current portion and deferred borrowing costs	8,781,240	8,524,258

Total liabilities	16,006,892	14,018,414

Commitments and contingencies

Partners’ capital	13,642,521	13,763,609

Total liabilities and partners’ capital	$29,649,413	$27,782,023

See accompanying notes to financial statements.

MAALT, LP

STATEMENTS OF NET INCOME AND CHANGES IN PARTNERS’ CAPITAL

	Year Ended December 31,
	2016	2015
		(Restated)
Revenues	$27,858,078	$30,026,712
Cost of sales	19,275,324	17,850,245

Gross profit	8,582,754	12,176,467
Selling, general and administrative expenses	7,576,597	6,457,137
Loss on sale of property and equipment	16,234	1,369,300

Operating income	989,923	4,350,030

Other income (expense):
Other expense	—	(200,527)
Interest income	7,305	7,524
Interest expense	(718,316)	(307,892)

Total other expense, net	(711,011)	(500,895)

Net income	278,912	3,849,135
Partners’ capital at beginning of year	13,763,609	15,661,210
Partner distributions	(400,000)	(5,746,736)

Partners’ capital at end of year	$13,642,521	$13,763,609

See accompanying notes to financial statements.

MAALT, LP

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015
		(Restated)
Operating Activities
Net income (loss)	$278,912	$3,849,135
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,564,434	3,670,018
Amortization of deferred borrowing costs	15,621	7,795
Loss on sale and disposal of property and equipment	16,234	1,369,300
Changes in operating assets and liabilities:
Accounts receivable	578,393	1,562,061
Accounts receivable, related parties	(1,568,904)	1,194,292
Prepaid expenses	(109,839)	(115,321)
Certificate of deposit	(744)	—
Accounts payable, trade	77,644	30,672
Accounts payable, related parties	46,176	821,763
Accrued liabilities	431,451	(337,540)

Net cash provided by operating activities	4,329,378	12,052,175

Investing Activities
Restricted cash	—	917,568
Redemption of certificate of deposit	—	253,485
Advances to partners	(519,945)	—
Advances on notes receivable, related parties	(1,019,591)	(506,657)
Collection of notes receivable, related party	562,163	—
Collection of notes receivable	48,293	45,708
Purchases of property and equipment	(4,407,521)	(5,940,138)

Net cash used in investing activities	(5,336,601)	(5,230,034)

Financing Activities
Payments on notes payable, related parties	—	(498,000)
Proceeds from notes payable	4,129,584	4,256,406
Payments on notes payable	(2,326,478)	(2,123,612)
Payments on obligations under capital lease	(319,424)	(75,524)
Proceeds from working capital loan	—	1,213,960
Payments on working capital loan	—	(1,213,960)
Payment of deferred borrowing costs	(66,096)	—
Distribution to partners	(400,000)	(5,746,736)

Net cash provided by (used in) financing activities	1,017,586	(4,187,466)

Net increase in cash and cash equivalents	10,363	2,634,675

Cash and cash equivalents at beginning of year	4,617,448	1,982,773

Cash and cash equivalents at end of year	$4,627,811	$4,617,448

Supplemental Cash Flow Information
Cash paid for interest	$737,927	$303,138

Cash paid for franchise tax	$139,062	$167,841

Supplemental Non-Cash Information
Advances to partners converted to notes receivable, related parties	$519,945	$—

Property and equipment sold through notes receivable, related parties	$60,767	$—

See accompanying notes to financial statements.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

A.	Nature of Business

MAALT, LP (the “Partnership”) specializes in providing frac sand logistics solutions for the oil and gas industry. The Partnership works alongside affiliates Lonestar Prospects, Ltd. (dba Vista Sand) and MAALT Specialized Bulk, LLC, creating one resource covering the needs of oil and gas customers from the sand mine to the well head. The Partnership’s corporate offices are located in Fort Worth, Texas.

B.	Summary of Significant Accounting Policies

A summary of the Partnership’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounts are maintained and the accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Partnership considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016 and 2015, the Partnership had no such investments. The Partnership maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Partnership has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2016 and 2015, management determined that no valuation allowance was required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Certificate of Deposit

As of December 31, 2016 and 2015, the Partnership held a certificate of deposit totaling approximately $186,000 and $185,000, respectively. This certificate of deposit has a one year term, accrues interest at .40%, and renews annually as long as the Partnership is conducting business at the Dilley location. See Note D for further information on the Dilley location.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the assets’ estimated service lives. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lives of the respective leases or the service lives of the improvements. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statements of net income and changes in partners’ capital of the respective period.

The estimated useful lives by classification are as follows:

Leasehold improvements	2 to 10 years
Machinery and equipment	5 years
Transportation equipment	5 years
Furniture and fixtures	5 to 7 years
Computers	3 to 5 years

The Partnership had various construction projects in process at December 31, 2016 and 2015. Construction projects are recorded to a construction in process account and depreciation does not begin until the project is complete and the asset is placed in service.

Capital Leases

At the inception of each lease, the Partnership performs an evaluation to determine whether the lease should be classified as an operating or capital lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or fair value of the leased assets at the inception of the lease. Depreciation expense is computed using the straight-line method over the useful lives of the assets and is included in cost of sales in the accompanying statements of income and changes in partners’ capital.

Deferred Borrowing Costs

The Partnership capitalizes incremental costs that are directly attributable to issuing debt and amortizes such costs as a component of interest expense over the term of the related debt. GAAP requires deferred borrowing costs to be classified as a direct reduction from the carrying amount of the related debt liability. Amounts of unamortized deferred borrowing costs are presented as a direct reduction of notes payable in the accompanying balance sheets.

Long-Lived Assets

The Partnership evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows that the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value and is recorded in the period the determination was made. Based upon management’s assessment, there was no impairment of long-lived assets at December 31, 2016 or 2015.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Revenue Recognition

Revenue earned for transporting sand is recognized when the services are performed, which is generally when the sand is transferred from the Partnership’s locations and title and risk of ownership pass from the Partnership to the customer or third party trucking company. Storage revenue is earned based on the number of days goods are in storage and is generally billed monthly.

Sales Taxes

The Partnership includes sales taxes as a line item at the point of invoicing customers subject to sales tax for taxable transactions. These taxes are recorded net (excluded from revenue and costs) to a payable account. At the point of remitting the taxes to the proper authority, the payable account is relieved.

Income Taxes

The Partnership is organized as a limited partnership for federal income tax purposes. As a result, the Partnership’s income is taxable to its partners rather than at the partnership level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Partnership is liable for state income taxes in the states of Texas and Oklahoma and a provision has been made for such taxes at December 31, 2016 and 2015.

The Partnership files tax returns in the United States federal jurisdiction and the states of Texas and Oklahoma. No tax returns are currently under examination by any tax authorities. As of December 31, 2016 and 2015, the Partnership has not incurred any penalties or interest.

GAAP prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management must determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position and management’s opinion is that there are no such uncertain positions as of December 2016 and 2015.

Recently Issued Accounting Pronouncements

In April 2015, Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the ASU. The Partnership has adopted this ASU as it is effective for fiscal years beginning after December 15, 2015. The Partnership has adopted the guidance for the year beginning January 1, 2015; accordingly, amounts of unamortized debt issuance costs have been reclassified as a direct reduction of notes payable in the accompanying balance sheets.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

C.	Property and Equipment

Property and equipment consisted of the following at December 31:

	2016	2015
Leasehold improvements	$23,512,848	$20,580,060
Land	178,114	178,114
Machinery and equipment	3,392,957	2,756,225
Transportation equipment	2,479,525	2,589,394
Furniture and fixtures	14,400	14,400
Computers	200,901	121,300
Construction in process	65,979	23,501

Total property and equipment	29,844,724	26,262,994
Less accumulated depreciation	(12,457,428)	(8,641,784)

Total property and equipment, net	$17,387,296	$17,621,210

For the years ended December 31, 2016 and 2015, approximately $32,000 and $256,000, respectively, of interest costs were capitalized as part of the various construction projects. Depreciation expense for the years ended December 31, 2016 and 2015 was approximately $4,564,000 and $3,670,000, respectively.

D.	Notes Payable

Notes payable consisted of the following at December 31:

	2016	2015
Construction notes payable	$11,153,278	$8,952,004
Equipment notes payable	312,431	733,350
Transportation equipment notes payable	45,940	116,865
Finance Insurance	93,676	—

Total notes payable	11,605,325	9,802,219
Less current portion	2,723,018	1,227,369
Less unamortized debt issuance costs	101,067	50,592

Total notes payable, net of current portion and deferred borrowing costs	$8,781,240	$8,524,258

Construction Notes Payable

On June 15, 2014, in order to support the construction of a sand storage and transloading facility in Dilley, Texas, the Partnership, along with a related entity, entered into a construction note payable (the “Dilley construction note”) under which the two related parties may collectively borrow up to $13,826,834. The Partnership could borrow up to $10,160,834, as the related entity borrowed $3,666,000 in order to acquire the land to be used for the transload site.

The Dilley construction note is collateralized by the assets of the facility being constructed as well as the assets of certain related entities owned by the Partners. The Partnership and the related party are jointly and severally liable for the total borrowings on the Dilley construction note. As of December 31, 2016 and 2015, total outstanding borrowings between the two entities was approximately $10,221,000 and $12,110,000, respectively, of which approximately $7,567,000 and $8,952,000, respectively, was outstanding by the Partnership and approximately $2,654,000 and $3,158,000, respectively, was outstanding by the related entity.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

D.	Notes Payable – continued

Construction Notes Payable – continued

The Dilley construction note will fund up to 80% of the construction costs. The note bears interest at 5% and will mature on December 15, 2021. Interest on the note is due monthly, beginning in January 2015. Effective March 2015, all principal and unpaid interest is being amortized over the remaining six and a half year term of the note. The outstanding principal balance of the note, together with all accrued but unpaid interest, are due in full upon maturity. The Dilley construction note agreement includes various financial covenants of which the Partnership was in compliance with at December 31, 2016 and 2015.

On February 9, 2016, in order to support the construction of a sand storage and transloading facility in Big Lake, Texas, the Partnership entered into a construction note payable (the “Big Lake construction note”) under which the Partnership may borrow up to $3,850,497. The Big Lake construction note is collateralized by the assets of the facility being constructed. As of December 31, 2016, the outstanding borrowing was approximately $3,586,000. The note bears interest at 4.75% and will mature on February 9, 2021. Interest on the note is due monthly, beginning in March 2016. Effective September 2016, all principal and unpaid interest is being amortized over the remaining four and a half year term of the note. The outstanding principal balance of the note, together with all accrued but unpaid interest, are due in full upon maturity. The Big Lake construction note agreement is guaranteed by the assets of certain related entities owned by the Partners.

Future annual maturities on the construction notes payable are as follows:

2017	$2,293,347
2018	2,410,168
2019	2,532,943
2020	2,661,480
2021	1,255,340

$11,153,278

Equipment Notes Payable

The Partnership entered into three equipment notes payable in 2014. The equipment notes payable are collateralized by equipment owned by the Partnership. Further, one of the equipment notes is collateralized by the Partnership’s accounts receivable. The notes bear interest at 4.25%, 4.25%, and 5% and mature on February 14, August 18, and October 29, 2017, respectively. In 2015, the Partnership also had one existing equipment note payable that was collateralized by equipment owned by a related party. The note bore interest at 4% and matured on May 1, 2015. Future maturities on the equipment notes payable are $312,431 in 2017.

Transportation Equipment Notes Payable

The Partnership had various transportation equipment notes payable as of December 31, 2016 and 2015. The transportation equipment notes payable are collateralized by various vehicles owned by the Partnership. The notes incur interest at 4% and mature on various dates ranging from January 2017 through August 2018.

Future annual maturities on the equipment and transportation equipment notes payable are as follows:

2017	$23,563
2018	22,377

$45,940

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

D.	Notes Payable – continued

Financed Insurance Agreement

The Partnership entered in to an insurance financing agreement during 2016 which matures on May 1, 2017 and bears interest at a rate of 1.8%. The financing agreement requires monthly payments of principle and interest, has an outstanding balance of approximately $94,000 at December 31, 2016 and is considered a current liability in the accompanying balance sheet.

E.	Obligations under Capital Lease

The Partnership leases certain transportation equipment under capital lease arrangements. Leased assets with a net book value of approximately $1,490,000 and $1,868,000 were included in property and equipment, net in the accompanying balance sheets at December 31, 2016 and 2015, respectively. Included in depreciation expense for the years ended December 31, 2016 and 2015 was approximately $378,000 and $63,000, respectively, for leased assets.

Future minimum annual payments under the capital lease obligations are as follows:

2017	$470,997
2018	470,997
2019	470,997
2020	356,753
2021	49,203

Total minimum lease payments	1,818,947
Less amounts representing interest	(283,128)

$1,535,819

For the years ended December 31, 2016 and 2015, approximately $152,000 and $42,000, respectively, of lease payments are included in interest expense for assets under capital lease agreements.

F.	Note Payable, Related Party

In November 2007, the Partnership entered into a note payable with a related party. The note bore interest at 8.5% and interest was due monthly. During 2015, the Partnership paid off the note payable in full, which was approximately $498,000.

G.	Working Capital Loan

In June 2015, the Partnership entered into a $2,000,000 revolving note payable agreement. The note incurs interest annually at the greater of the Prime Rate (3.25% at December 31, 2016 and 2015), or 4%, and matures on June 15, 2017. The revolving note payable is cross-collateralized with the construction notes discussed above by substantially all assets of the facility under construction. This revolving note payable had no outstanding balance at December 31, 2016 and 2015.

H.	Employee Benefit Plan

Effective October 2014, the Partnership sponsors a profit sharing plan with a 401(k) feature (the “Plan”) covering substantially all employees. The Plan provides for the Partnership to make a discretionary profit sharing contribution determined annually by management. No profit sharing contributions were made to the Plan during

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

H.	Employee Benefit Plan – continued

the years ended December 31, 2016 and 2015. The Plan also provides for an employer match on employee contributions. The Partnership matches dollar for dollar on the first 1% of compensation contributed and $0.50 per dollar on the next 5% of compensation deferred on. Costs incurred related to matching contributions totaled approximately $157,000 and $113,000, respectively, for the years ended December 31, 2016 and 2015.

I.	Commitments and Contingencies

Lease Agreements

The Partnership leases equipment under non-cancelable operating leases, which expire in various years through 2021. In addition, the Partnership also has various month-to-month and daily leases for equipment. Rent expense for equipment for the years ended December 31, 2016 and 2015, was approximately $488,000 and $586,000 respectively, which is included in cost of sales in the accompanying statements of net income and changes in partners’ capital.

Future minimum annual lease obligations related to equipment under non-cancelable operating leases at December 31, 2016, are as follows:

2017	$276,568
2018	262,364
2019	223,149
2020	170,010
2021	42,054

$974,145

During 2012, the Partnership entered into a lease agreement for a storage and transload site in Enid, Oklahoma. The initial term of the lease was five years with an option to renew for two additional terms of five years. The lease requires quarterly payments equal to the greater of 20% of gross revenue generated from the Enid, Oklahoma location or $142,951. Effective March 2015, this lease was amended to require quarterly lease payments of 16% of gross revenue for the 12 month period from March 1, 2015 to February 29, 2016. Effective March 1, 2016, the quarterly lease payments reverted back to 20% of gross revenue. During 2016 and 2015, the Partnership expensed approximately $985,000 and $699,000, respectively, in lease payments related to this agreement which is included in cost of sales in the accompanying statements of net income and changes in partners’ capital. The Enid, Oklahoma lease calls for future minimum lease payments of $381,201 through 2017.

During 2010, the Partnership entered into a new commercial property lease agreement for two storage and transload sites in Fort Worth, Texas. The initial term of the lease was one year; however, during August 2012, the lease was amended and extended through June 2017. The lease requires a base payment of $82,500 per month. During 2016 and 2015, the Partnership expensed $990,000 in lease payments related to this agreement. The Fort Worth, Texas lease calls for future minimum lease payments of $495,000 through 2017.

During 2013, the Partnership entered into a commercial property lease agreement for a storage and transload site in Amarillo, Texas. The initial term of the lease was one year; however, during 2015, the lease was amended and extended through March 2016. The lease required a base payment $33,000 per month until amended in May 2015. As of May 2015, the lease requires a base payment of $5,000 per month. For the years ended December 31, 2016 and 2015, the Partnership expensed $60,000 and $200,000, respectively, in lease payments related to this agreement.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

I.	Commitments and Contingencies – continued

Lease Agreements – continued

During 2013, the Partnership entered into a lease agreement for a storage and transload site in Sweetwater, Texas. The initial term of the lease was one year with the option of an automatic 1 year renewal. During 2015, the lease was renewed through July 2016 and was then renewed in 2016 through July 2017. The lease requires a base payment of approximately $7,000 per month. During 2016 and 2015, the Partnership expensed approximately $85,000 in lease payments related to this agreement. The lease calls for future minimum lease payments totaling approximately $52,000 through July 2017.

During 2015, the Partnership entered into a lease agreement for a storage and transload site in Big Lake, Texas. The initial term of the lease was ten years with an option to renew for two additional terms of ten years. The lease defines the base rent per year which increases each year on the anniversary of the commencement of the agreement. During 2016 and 2015, the Partnership expensed $150,250 and $12,500, respectively, in lease payments related to this agreement which is included in cost of sales in the accompanying statements of net income and changes in partners’ capital.

The Big Lake, Texas lease calls for minimum lease payments as follows:

2017	$153,255
2018	156,320
2019	159,447
2020	162,635
2021	165,888
Thereafter	682,163

$1,479,708

During 2015, the Partnership entered into storage and transload site leases in Pecos, Texas, LaSalle County, Texas and Altus, Oklahoma. The initial terms of the leases ranged from two to five years. The Pecos, Texas lease has the option to renew for an additional two years. For the years ended December 31, 2016 and 2015, the Partnership expensed $313,000 and $162,000, respectively, in lease payments related to these agreements.

The Pecos, LaSalle County and Altus leases call for minimum lease payments as follows:

2017	$246,270
2018	6,600
2019	6,600
2020	6,600

$266,070

The Partnership also makes certain lease payments to a related party for a storage and transloading site in Sweetwater, Texas, and a corporate office location in Fort Worth, Texas. The Sweetwater, Texas site was leased on a month-to-month arrangement throughout 2015. In May 2016, a five year agreement was executed for this site requiring monthly payments of $25,200. The corporate office location was renewed during 2015 for a period of five years ending April 2021 and requires monthly payments of $6,400. During 2016 and 2015, the Partnership expensed approximately $379,000 and $291,000, respectively, in rent payments related to these agreements.

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

I.	Commitments and Contingencies – continued

Lease Agreements – continued

The related party corporate office lease and Sweetwater, Texas lease call for minimum lease payments as follows:

2017	$379,200
2018	379,200
2019	379,200
2020	379,200
2021	126,400

$1,643,200

During June 2015, the Partnership also entered into a storage and transload lease in Dilley, Texas with a related party requiring the Partnership to pay the related party $250 per railcar received at the premises and $3 per ton of sand transloaded on the premises until 1,000,000 tons of sand has been transloaded. The initial term of the lease was six months and automatically renewed for successive six month terms, unless a thirty day written notice of termination was provided; however, during 2016, the lease was amended and extended through April 2021. The Partnership paid approximately $1,567,000 and $923,000 in railcar fees and transloading fees, respectively, relating to the agreement for the year ended December 31, 2016. The Partnership paid approximately $1,481,000 and $1,242,000 in railcar fees and transloading fees, respectively, relating to the agreement for the year ended December 31, 2015. These expenses are included in cost of sales in the accompanying statements of net income and changes in partners’ capital.

The related party Dilley lease calls for minimum lease payments as follows:

2017	$1,590,000
2018	1,590,000
2019	1,590,000
2020	1,590,000
2021	530,000

$6,890,000

During April 2015, the Partnership also entered into a storage and transload lease in Big Spring, Texas requiring the Partnership to pay $225 per railcar received at the premises. The Partnership paid approximately $23,000 and $52,000 in railcar fees for the years ended December 31, 2016 and 2015, respectively. This lease expired during 2016. These expenses are included in cost of sales in the accompanying statements of net income and changes in partners’ capital.

Letter of Credit

One construction supplier requires a letter of credit which the Partnership provides using a certificate of deposit as collateral. See Note B. For years ended December 31, 2016 and 2015, the Partnership had a standby letter of credit of approximately $185,000.

J.	Concentrations

Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist principally of cash and cash equivalents, certificates of deposits, and accounts receivable. The Partnership places

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

J.	Concentrations – continued

cash and cash equivalents and certificate of deposit with high credit quality financial institutions. The Partnership performs periodic credit evaluations of its customers’ financial condition and extends credit to virtually all of its customers on an uncollateralized basis.

For the year ended December 31, 2016, the Partnership had four customers which accounted for approximately 40%, 12%, 12%, and 11% of revenue. For the year ended December 31, 2015, the Partnership had four customers which accounted for approximately 21%, 21%, 12%, and 10% of revenue.

For the year ended December 31, 2016, the Partnership had two customers which accounted for approximately 35% each of the accounts receivable, trade balance. For year ended December 31, 2015, the Partnership had four customers which accounted for approximately 22%, 20%, 21%, and 13% of the accounts receivable, trade balance.

K.	Related Party Transactions

At December 31, 2016 and 2015, the Partnership had outstanding accounts receivable from related parties of approximately $2,114,000 and $545,000, respectively. At December 31, 2016 and 2015, the Partnership also had notes receivable from various related parties totaling approximately $3,070,000 and $2,032,000, respectively. The notes receivable are non-interest bearing. One note receivable, with an outstanding balance of approximately $389,000 as of December 31, 2016 matures on September 30, 2017. A second note receivable, with an outstanding balance of approximately $2,101,000 as of December 31, 2016, matures on September 30, 2020. A third note was paid in full during 2015.

At December 31, 2016, the Partnership converted various advances to partners into note receivable arrangements. The notes are non-interest bearing and do not have a defined due date. As such, the notes receivable have been classified as long term related party receivables in the accompanying balance sheets. As of December 31, 2016, the notes receivable had a total outstanding balance of approximately $581,000.

At December 31, 2016 and 2015, the Partnership has accounts payable due to related parties totaling approximately $1,104,000 and $1,058,000, respectively.

During 2016, the Partnership generated revenue earned from related parties in the amount of approximately $14,617,000 and paid a related party approximately $2,073,000 and $923,000 for lease expense and transloading fees, respectively. During 2015, the Partnership generated revenue earned from related parties in the amount of approximately $7,028,000 and paid a related party approximately $1,772,000 and 1,242,000 for lease expense and transloading fees, respectively.

During the years ended December 31, 2016 and 2015, the Partnership paid approximately $44,000 and $52,000, respectively, in consulting fees to a related party.

The Partnership pays its partners consulting fees, which totaled approximately $507,000 for the years ended December 31, 2016 and 2015. These consulting fees are included in selling, general and administrative expenses in the accompanying statements of net income and changes in partners’ capital.

L.	Restatement

The 2015 financial statements have been restated to reflect GAAP treatment of certain accounts. It is not anticipated that these changes will impact the Company’s taxes. In preparing for the 2015 audit, management

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

L.	Restatement – continued

performed a more thorough analysis of the 2015 financials and identified the changes below. Further, as the audit encompassed the beginning balance sheet as of December 31, 2014, certain adjustments were recorded by management to that period that results in an impact to the partners’ capital at the beginning of the year. These adjustments have been reflected below as well.

These changes are primarily attributable to the broader scope of the audit versus the review previously performed and the transition from the cash to accrual basis of accounting. The effects of the restatement are summarized as follows:

Balance Sheet as of December 31, 2015:

	As Previously Reported	Adjustments	Restated Balance
Accounts receivable: Trade	$2,285,730	$152,237	$2,437,967
Accounts receivable: Related parties	1,865,965	(1,320,652)	545,313
Prepaid expenses	288,420	(50,592)	237,828
Current portion of notes receivable, related party	518,352	(5)	518,347
Total current assets	9,809,447	(1,219,012)	8,590,435
Notes receivable, related party, net of current portion	345,599	1,168,380	1,513,979
Property and equipment, net	18,833,803	(1,212,593)	17,621,210
Total assets	29,045,208	(1,263,185)	27,782,023
Accounts payable: Trade	628,427	(150,000)	478,427
Accounts payable: Related parties	908,069	150,000	1,058,069
Accrued expenses	1,035,048	(160,000)	875,048
Current portion of capital lease obligations	—	319,424	319,424
Total current liabilities	3,798,913	159,424	3,958,337
Capital lease obligations, net of current portion	—	1,535,819	1,535,819
Notes payable, net of current portion and deferred borrowing costs	8,574,850	(50,592)	8,524,258
Total liabilities	12,373,763	1,644,651	14,018,414
Partners’ capital	16,671,445	(2,907,836)	13,763,609
Total liabilities and partners’ capital	29,045,208	(1,263,185)	27,782,023

Statement of Net Income and Changes in Partners’ Capital — Year Ended December 31, 2015:

	As Previously Reported	Adjustments	Restated Balance
Revenues	$29,626,329	$400,383	$30,026,712
Cost of sales	(17,592,555)	(257,690)	(17,850,245)
Gross profit	12,033,744	142,723	12,176,467
Selling, general and administrative expenses	(5,929,804)	(527,333)	(6,457,137)
Loss on sale of property and equipment	—	(1,369,300)	(1,369,300)
Operating income	6,103,970	(1,753,940)	4,350,030
Other expenses	(1,729,827)	1,529,300	(200,527)
Interest expense	(265,666)	(42,226)	(307,892)
Total other expense, net	(1,987,969)	1,487,074	(500,895)
Net income	4,116,001	(266,866)	3,849,135

MAALT, LP

NOTES TO FINANCIAL STATEMENTS (continued)

L.	Restatement – continued

Statement of Cash Flows — Year Ended December 31, 2015:

	As Previously Reported	Adjustments	Restated Balance
Operating Activities
Net income	$4,116,001	$(266,866)	$3,849,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,732,433	937,585	3,670,018
Amortization of deferred borrowing costs	—	7,795	7,795
Loss on disposal	1,369,300	—	1,369,300
Net changes in operating assets and liabilities	2,824,130	331,797	3,155,927
Net cash provided by operating activities	11,041,864	1,010,311	12,052,175

Investing Activities
Collection of notes receivable	—	45,708	45,708
Advances on note receivable, related party	661,758	(1,168,415)	(506,657)
Purchases of property and equipment	(6,164,831)	224,693	(5,940,138)
Proceeds received on the sale of property and equipment	36,773	(36,773)	—
Net cash used in investing activities	(4,295,247)	(934,787)	(5,230,034)

Financing Activities
Payments on notes payable, related party	—	(498,000)	(498,000)
Payments on notes payable	(2,621,612)	498,000	(2,123,612)
Payments on obligations under capital lease	—	(75,524)	(75,524)
Net cash used in financing activities	(4,111,942)	(75,524)	(4,187,466)

M.	Subsequent Events

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through July 19, 2017, the date the financial statements were available for issuance.

On March 20, 2017, the Partnership, along with two affiliated companies were acquired by a newly created holding company, Oilfield Sands Holdings, LLC (“Oilfield Sands”). The reorganization resulted in the creation of a Board of Directors at the Oilfield Sands level.

Fort Worth Office 1400 West 7th Street Suite 400 Fort Worth, Texas 76102 817.259.9100 Main whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Members of

MAALT Specialized Bulk, LLC

We have audited the accompanying financial statements of MAALT Specialized Bulk, LLC (the “Company”), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and changes in members’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fort Worth, Texas

August 4, 2017

Austin	Dallas	Fort Worth	Houston

MAALT SPECIALIZED BULK, LLC

BALANCE SHEETS

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$—	$1,818,577
Accounts receivable:
Trade	1,000,453	251,821
Related parties	584,001	1,293,413
Prepaid expenses and other current assets	244,319	586,892

Total current assets	1,828,773	3,950,703
Property and equipment, net	11,561,183	12,429,154

Total assets	$13,389,956	$16,379,857

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable:
Trade	$392,605	$447,175
Related parties	609,546	288,514
Accrued expenses	2,853,337	2,558,266
Line-of-credit	750,000	500,000
Current portion of capital lease obligations	2,348,475	2,267,969
Current portion of capital lease obligations, related party	357,391	—
Current portion of notes payable	969,670	1,544,773
Current portion of notes payable, related party	486,128	562,163

Total current liabilities	8,767,152	8,168,860
Capital lease obligations, net of current portion	5,912,376	8,260,851
Capital lease obligations, net of current portion, related party	1,701,135	—
Notes payable, net of current portion	790,233	1,654,268
Note payable, related party, net of current portion	2,003,626	1,470,163

Total liabilities	19,174,522	19,554,142

Commitments and contingencies
Members’ deficit	(5,784,566)	(3,174,285)

Total liabilities and members’ capital	$13,389,956	$16,379,857

See accompanying notes to financial statements.

MAALT SPECIALIZED BULK, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS’ DEFICIT

	Year Ended December 31,
	2016	2015
Revenues	$16,772,324	$29,620,750
Cost of sales	14,433,523	23,709,096

Gross profit	2,338,801	5,911,654
Selling, general and administrative expenses	4,657,634	6,301,789
Gain (loss) on sale and disposal of property and equipment	431,152	(1,931,562)

Operating loss	(1,887,681)	(2,321,697)

Other expense:
Interest expense	(722,600)	(1,339,902)

Net loss	(2,610,281)	(3,661,599)
Members’ equity (deficit) at beginning of year	(3,174,285)	520,052
Member distributions	—	(32,738)

Members’ deficit at end of year	$(5,784,566)	$(3,174,285)

See accompanying notes to financial statements.

MAALT SPECIALIZED BULK, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015
Operating Activities
Net loss	$(2,610,281)	$(3,661,599)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,132,136	4,924,577
(Gain) loss on sale and disposal of property and equipment	(431,152)	1,931,562
Changes in operating assets and liabilities:
Accounts receivable, trade	(748,632)	2,278,054
Accounts receivable, related parties	709,412	(296,002)
Prepaid expenses and other current assets	342,573	131,589
Accounts payable, trade	(54,570)	(441,475)
Accounts payable, related parties	321,032	211,676
Accrued expenses	295,071	(81,875)

Net cash provided by operating activities	955,589	4,996,507

Investing Activities
Proceeds from sale of property and equipment	434,000	19,000
Purchases of property and equipment	—	(21,773)

Net cash provided by (used in) investing activities	434,000	(2,773)

Financing Activities
Proceeds from line-of-credit	250,000	1,300,030
Payments on line-of-credit	—	(800,030)
Payments on capital lease obligations	(2,267,969)	(3,641,360)
Payments on capital lease obligations, related party	(208,487)	—
Proceeds from notes payable, related party	1,019,591	—
Payments on notes payable, related party	(562,163)	(668,714)
Proceeds from notes payable	314,718	1,317,443
Payments on notes payable	(1,753,856)	(2,136,130)
Distribution to members	—	(32,738)

Net cash used in financing activities	(3,208,166)	(4,661,499)

Net increase (decrease) in cash and cash equivalents	(1,818,577)	332,235
Cash and cash equivalents at beginning of year	1,818,577	1,486,342

Cash and cash equivalents at end of year	$—	$1,818,577

Supplemental Cash Flow Information
Cash paid for interest	$722,600	$1,339,902

Cash paid for taxes	$82,000	$155,000

Supplemental Non-Cash Information
Property and equipment acquired through capital leases, related party	$2,267,013	$—

Disposal of capital lease obligation and related property and equipment	$—	$10,792,885

Accrual of loss contingency	$—	$2,000,000

Transfer of capital lease obligation to related party	$—	$1,945,408

Accounts payable, related party transferred to note payable, related party	$—	$1,168,415

See accompanying notes to financial statements.

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

A.	Nature of Business

MAALT Specialized, LLC (the “Company”) specializes in providing frac sand logistics solutions for the oil and gas industry. The Company works alongside affiliates Lonestar Prospects, Ltd. (dba Vista Sand) and MAALT, LP, creating one resource covering the needs of oil and gas customers from the sand mine to the well head. The Company’s corporate offices are located in Fort Worth, Texas.

At December 31, 2016 and 2015, the Company had a working capital deficit of approximately $7,588,000 and $4,868,000, and an accumulated deficit of approximately $5,785,000 and $3,174,000, respectively. Management has taken several actions to alleviate any concerns in relation to the entity’s ability to meet its future obligations. Further, in the first six months of 2017, the Company has experienced positive operating income and net income and was successful in negotiating 20% price increases with their largest contracted customer. Furthermore, in December 2016, the Company was successful in executing a three-year contract with another customer that contains annual minimums, which will help stabilize revenue. The Company was effectively acquired subsequent to year-end (see Note M), which resulted in approximately $25,000,000 of cash available for operations at the new holding company level. The Company believes their affiliation to the growing sand mine and transloading facilities will assist in the execution of additional customer contracts at increased prices. Based on the discussion above, the Company anticipates that its current capital resources and available cash will enable it to meet its operational expenses and capital expenditures into the third quarter of calendar year 2018.

B.	Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounts are maintained and the accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates and assumptions. Significant assumptions are required in the estimate of the accrued settlement liability discussed in Note D. It is possible these estimates could be revised in the near term and these revisions could be material.

Cash and Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Accounts Receivable – continued

allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2016 and 2015, management determined that no valuation allowance was required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the assets’ estimated service lives. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lives of the respective leases or the service lives of the improvements. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statements of operations and changes in members’ deficit of the respective period.

The estimated useful lives by classification are as follows:

Machinery and transportation equipment	5 to 10 years
Leasehold improvements	15 years
Computer equipment	5 years

Capital Leases

At the inception of each lease, the Company performs an evaluation to determine whether the lease should be classified as an operating or capital lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or fair value of the leased assets at the inception of the lease. Depreciation expense is computed using the straight-line method over the term of the lease and is included in cost of sales in the accompanying statements of operations and changes in members’ deficit.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows that the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value and is recorded in the period the determination was made. Based upon management’s assessment, there was no impairment of long-lived assets at December 31, 2016 or 2015.

Revenue Recognition

Revenue earned for transporting sand is recognized when the services are performed, which is generally when the sand is transferred from the Company’s trucks and title and risk of ownership pass from the Company to the customer.

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

B.	Summary of Significant Accounting Policies – continued

Sales Taxes

The Company includes sales taxes as a line item at the point of invoicing customers for taxable transactions. These taxes are recorded net (excluded from revenue and cost of sales) to a payable account. At the point of remitting the taxes to the proper authority, the payable account is relieved.

Income Taxes

The Company is organized as a limited liability company for federal income tax purposes. As a result, the Company’s income is taxable to its members rather than at the company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Company is liable for state income taxes in the states of Texas and Ohio and a provision has been made for such taxes at December 31, 2016 and 2015. No tax returns are currently under examination by any tax authorities. As of December 31, 2016 and 2015, the Company has not incurred any penalties or interest.

GAAP prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Management must determine whether it is more likely than not that a tax position will be sustained upon examination based on technical merits of the position and management’s opinion is that there are no such uncertain positions as of December 31, 2016 and 2015.

Recently Issued Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard

Update 2014-15, Presentation of Financial Statements – Going Concern, requiring management to evaluate, on an annual basis, whether there are any conditions or events, considered in the aggregate, that would raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance further defines substantial doubt and the disclosure requirements necessary once substantial doubt is identified. The guidance is effective for annual periods ending after December 15, 2016. The Company adopted this guidance for the year ended December 31, 2016.

C.	Property and Equipment

Property and equipment consisted of the following at December 31:

	2016	2015
Machinery and transportation equipment	$24,084,408	$22,607,553
Leasehold improvements	124,683	124,683
Computer equipment	49,785	49,784

Total property and equipment	24,258,876	22,782,020
Less accumulated depreciation	(12,697,693)	(10,352,866)

Total property and equipment, net	$11,561,183	$12,429,154

Depreciation expense for the years ended December 31, 2016 and 2015 was approximately $3,132,000 and $4,925,000, respectively, and is included in cost of sales in the accompanying statements of operations and changes in members’ deficit.

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

D.	Accrued Legal Settlement

During 2015, a vendor filed suit against the Company and is seeking recovery of amounts it claims are due under a guaranty agreement for truck rental and maintenance expenses arising in connection with the operation of a fleet of trucks by the Company. The Company intervened in the lawsuit claiming that the vendor breached the truck lease and trailer maintenance agreement and in turn seeks approximately $350,000 in damages. The vendor is seeking approximately $6,534,000 in actual and liquidating damages in additional to its attorneys’ fees. The Company denies that they are liable to the vendor for any of the amounts, however, they have accrued $2,000,000 as a legal settlement accrual as they are working towards a settlement. This accrual is included in accrued expenses in the accompanying balance sheets as of December 31, 2016 and 2015. Management believes this is a reasonable estimate of the potential loss.

E.	Line-of-Credit

The Company has a $1,000,000 revolving line-of-credit agreement with a bank. The note incurs interest annually at the Prime Rate (3.75% at December 31, 2016) plus 1%. The line-of-credit matures annually and currently matures on June 1, 2018. The line-of-credit is collateralized by accounts receivable. As of December 31, 2016 and 2015, the outstanding balance on the line-of-credit was $750,000 and $500,000, respectively. As of December 31, 2016, $250,000 was available on the line-of-credit.

F.	Capital Lease Obligations

The Company leases certain transportation equipment under capital lease arrangements. Leased assets with a net book value of approximately $7,902,000 and $10,255,000 were included in property and equipment, net in the accompanying balance sheets at December 31, 2016 and 2015, respectively. Included in depreciation expense for the years ended December 31, 2016 and 2015 was approximately $2,353,000 and $4,017,000, respectively, for leased assets.

Future minimum annual payments under the capital lease obligations are as follows:

2017	$2,620,485
2018	2,620,485
2019	2,620,485
2020	972,465

Total minimum lease payments	8,833,920
Less amounts representing interest	(573,069)

$8,260,851

For the years ended December 31, 2016 and 2015, approximately $353,000 and $1,144,000, respectively, of lease payments are included in interest expense for assets under capital lease agreements.

G.	Obligations under Capital Lease, Related Party

During 2016, the Company entered in to a capital lease arrangement for certain transportation equipment with a related party. Leased assets with a net book value of approximately $1,965,000 were included in property and equipment, net in the accompanying balance sheet at December 31, 2016. Included in depreciation expense for the year ended December 31, 2016 was approximately $302,000 for leased assets.

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

G.	Obligations under Capital Lease, Related Party – continued

Future minimum annual payments under the related party capital lease obligations are as follows:

2017	$662,352
2018	662,352
2019	662,352
2020	662,352
2021	220,783

Total minimum lease payments	2,870,191
Less amounts representing interest	(811,665)

$2,058,526

For the year ended December 31, 2016, approximately $233,000 of lease payments are included in interest expense for assets under capital lease agreements with the related party.

H.	Notes Payable

Notes payable consisted of the following at December 31:

	2016	2015
Term loan payable to a finance company bearing interest at 5.00%; with a maturity of March 12, 2019 secured by the equipment financed.	$1,654,268	$2,801,402
Term loan payable to a bank bearing interest at 5.00%; with a maturity of May 7, 2016 secured by the equipment financed.	—	17,316
Term loan payable to a bank bearing interest at 4.00%; with a maturity of September 5, 2016 secured by the equipment financed.	—	13,977
Term loan payable to a bank bearing interest at 4.00%; with a maturity of June 29, 2016 secured by the equipment financed.	—	6,033
Term loan payable to a finance company, non-interest bearing; with a maturity of August 29, 2016 secured by the equipment financed.	—	2,458
Insurance financing agreement bearing interest at 1.8%; with a maturity of May 1, 2017.	105,635	357,855

Total notes payable	1,759,903	3,199,041
Less current portion	969,670	1,544,773

Total notes payable, net of current portion	$790,233	$1,654,268

Future annual maturities of notes payable as of December 31, 2016:

2017	$969,670
2018	790,233

$1,759,903

I.	Notes Payable, Related Party

The Company has two non-interest bearing notes payable to a related party. The first note matures in September 2017 and has an outstanding balance of approximately $389,000 and $864,000 as of December 31, 2016 and

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

I.	Notes Payable, Related Party – continued

2015, respectively. The second note matures in September 2020 and has an outstanding balance of approximately $2,101,000 and $1,168,000 as of December 31, 2016 and 2015, respectively.

Future annual maturities of notes payable, related party as of December 31, 2016:

2017	$486,128
2018	389,472
2019	389,472
2020	1,224,682

$2,489,754

J.	Commitments and Contingencies

Lease Agreements

The Company leases various property and equipment under non-cancelable operating leases, which expire in various years through 2019. In addition, the Company also has various month-to-month and daily leases for equipment. Rent expense for these leases for the years ended December 31, 2016 and 2015, was approximately $151,000 and $307,000 respectively, which is included in cost of sales in the accompanying statements of operations and changes in members’ deficit.

Future minimum annual lease obligations related to property and equipment under non-cancelable operating leases at December 31, 2016, are as follows:

2017	$135,182
2018	34,728
2019	9,058

$178,968

The Company also leases various property and equipment under non-cancelable operating leases with related parties, which expire in various years through 2021. Rent expense for these related party leases for the years ended December 31, 2016 and 2015, was approximately $710,000 and $885,000 respectively, which is included in cost of sales in the accompanying statements of operations and changes in members’ deficit.

Future minimum annual lease obligations related to property and equipment under non-cancelable operating leases with related parties at December 31, 2016, are as follows:

2017	$505,800
2018	505,800
2019	505,800
2020	505,800
2021	168,600

$2,191,800

Letter of Credit

The Company’s insurance provider requires a letter of credit. For years ended December 31, 2016 and 2015, the Company had a standby letter of credit of approximately $200,000.

MAALT SPECIALIZED BULK, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

K.	Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, certificates of deposits, and accounts receivable. The Company places cash and cash equivalents and certificate of deposit with high credit quality financial institutions. The Company performs periodic credit evaluations of its customers’ financial condition and extends credit to virtually all of its customers on an uncollateralized basis.

For the year ended December 31, 2016, the Company had three customers which accounted for approximately 47%, 42%, and 13% of revenue. For the year ended December 31, 2015, the Company had two customers which accounted for approximately 59% and 22% of revenue.

For the year ended December 31, 2016, the Company had two customers which accounted for approximately 53% and 34% of the accounts receivable, trade balance. For the year ended December 31, 2015, the Company had two customers which accounted for approximately 52% and 24% of the accounts receivable, trade balance.

L.	Related Party Transactions

At December 31, 2016 and 2015, the Company had outstanding accounts receivable from various related parties for services performed of approximately $584,000 and $1,293,000, respectively. The Company also had accounts payable due to various related parties of approximately $610,000 and $289,000 as of December 31, 2016 and 2015, respectively.

During the years ended December 31, 2016 and 2015, the Company generated revenue of approximately $4,632,000 and $18,708,000, respectively, from related parties.

During the years ended December 31, 2016 and 2015, the Company incurred approximately $350,000 annually in consulting fees paid to various members.

As discussed in Note G, the Company has a capital lease with a related party.

As discussed in Note I, the Company has various notes payable to a related party.

As discussed in Note J, the Company has various lease agreements with related parties.

M.	Subsequent Events

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through August 4, 2017, the date the financial statements were available for issuance.

On March 20, 2017, our owners completed a transaction in which the Company and two affiliated companies, Lonestar Prospects, Ltd. and MAALT, LP, were acquired by a newly formed holding company, Oilfield Sands Holdings, LLC (which was renamed Vista Proppants and Logistics, LLC) (“Vista”). The owners of the Company contributed their ownership interests in each entity to Vista in exchange for newly issued membership interests in Vista. Simultaneous to the transaction, a private equity firm purchased certain outstanding membership interests in Vista from existing owners and also made a cash capital contribution to Vista in exchange for newly issued membership interests in Vista.

APPENDIX A—GLOSSARY OF TERMS

100-mesh frac sand: Sand that passes through a sieve with 100 holes per linear inch.

200-mesh frac sand: Sand that passes through a sieve with 200 holes per linear inch.

40/70-mesh frac sand: Sand that passes through a sieve with 40 holes per linear inch and is retained by a sieve with 70 holes per linear inch.

Ceramic proppant: Artificially manufactured proppants of consistent size and sphere shape that offers a high crush strength.

API: American Petroleum Institute.

Class I Railroad: A designation by the Surface Transportation Board of the largest railroads based upon annual carrier operating revenues.

Coarse sand: Sand of mesh size less than 40/70.

Crush strength: Ability to withstand high pressures. Crush strength is measured according to the pounds per square inch of pressure that can be withstood before the proppant breaks down into finer granules.

Dry plant: An industrial site where slurried sand product is fed through a dryer and screening system to be dried and screened in varying gradations. The finished product that emerges from the dry plant is then stored in silos before being transported to customers. Dry plants may also include a stone breaking machine and stone crusher.

E&P: The exploration and production of oil and natural gas.

Fine sand: Sand of mesh size 40/70 and greater.

Frac sand: A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas exploration and production through the process of hydraulic fracturing.

Hydraulic fracturing: The process of pumping fluids, mixed with granular proppants, into a geological formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock.

Mesh size: Measurement of the size of a grain of sand indicating it will pass through a sieve of a certain size.

Natural gas: A mixture of hydrocarbons (principally methane, ethane, propane, butanes and pentanes), water vapor, hydrogen sulfide, carbon dioxide, helium, nitrogen and other chemicals that occur naturally underground in a gaseous state.

New Source Review permit (“NSR”): A state air authorization from the Texas Commission on Environmental Quality (the “TCEQ”) for activities that produce more than a de minimis level of emissions. Owners/operators with facilities that do not qualify for operation under the standards established by PBRs or standard permits, require an NSR permit application (30 Texas Administrative Code Chapter 116) from the TCEQ.

Northern White: A sand found in the Upper Midwest region of the United States known for its sphericity and roundness, which enables high crush strengths and conductivity.

NPT: Non-productive time.

A-1

Overburden: The material that lies above an area of economic interest.

Permit by Rule (“PBR”): A state air authorization from the Texas Commission on Environmental Quality for activities that produce more than a de minimis level of emissions but less than other NSR permitting options. In order to obtain a PBR, the facility must meet all the established PBR requirements. The general requirements and specific PBRs are found in 30 Texas Administrative Code Chapter 106. The Company’s Tolar and Winkler County facilities both operate under PBRs 106.143, 106.145 and 106.183.

Probable reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proppant: A sized particle mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment.

Proven reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Regional sand: Monocrystalline sand of varying quality, typically used in hydraulic fracturing and found in areas of Texas, Oklahoma, Arkansas and Arizona.

Reserves: Sand that can be economically extracted or produced at the time of determination based on relevant legal, economic and technical considerations.

Resin-coated proppant: Raw sand that is coated with a resin that increases the sand’s crush strength and prevents crushed sand from dispersing throughout the fracture.

Roundness: A measure of how round the curvatures of an object are. The opposite of round is angular. It is possible for an object to be round but not spherical (e.g., an egg-shaped particle is round, but not spherical). When used to describe proppant, roundness is a reference to having a curved shape which promotes hydrocarbon flow, as the curvature creates a space through which the hydrocarbons can flow.

Silica: A chemically resistant dioxide of silicon that occurs in crystalline, amorphous and cryptocrystalline forms.

Sold in-basin: Sales of proppant products in oil and gas producing basins proximate to their end use.

Sphericity: A measure of how well an object is formed in a shape where all points are equidistant from the center. The more spherical a proppant, the more it promotes hydrocarbon flow.

Shale Play: A geological formation that contains petroleum and/or natural gas in nonporous rock that requires special drilling and completion techniques.

Transloading Capacity: The annual aggregate throughput volume of proppants at the Company’s terminals.

Turbidity: A measure of the level of contaminants, such as silt and clay, in a sample.

Wet plant: An industrial site where quarried sand is slurried into the plant. The sand ore is then scrubbed and hydrosized and/or hydrocycloned by washers or scrubbers to remove the deleterious materials from the ore, and then separated using a vibrating screen and waterway system to generate separate frac sand stockpiles, providing a uniform feedstock for the dryer.

A-2

            Shares

Vista Proppants and Logistics Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

                , 2017

Joint Book-Running Managers

Citigroup	Simmons & Company International Energy Specialists of Piper Jaffray

Through and including                     ,                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and NASDAQ.

Filing Fee — Securities and Exchange Commission	$	*
Fee — Financial Industry Regulatory Authority, Inc.		*
Listing Fee — NASDAQ		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On July 19, 2017, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to Vista Proppants and Logistics, LLC for $1.00. The issuance of such shares of Class B common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

5.1	Opinion of Simpson Thacher & Bartlett LLP*

10.1	Form of Amended and Restated Limited Liability Company Agreement of Vista Proppants and Logistics, LLC*

10.2	Form of Tax Receivable Agreement*

10.3	Form of Exchange Agreement*

10.4	Form of Registration Rights Agreement*

10.5	Form of Stockholders Agreement*

10.6	Form of Indemnification Agreement*

10.7	Form of Omnibus Incentive Plan*†

10.9	Management Service Agreement between GBH Properties LLC, Oilfield Sands Holdings, LLC and Gary B. Humphreys, dated May 1, 2017†**

10.10	Management Services Agreement between M&J Partnership, Ltd., Oilfield Sands Holdings, LLC and Martin W. Robertson, dated May 1, 2017†**

10.11	Lease Agreement, dated as of April 14, 2011, by and between Sand Hill Land and Cattle, LLC and Lonestar Prospects, Ltd.*

10.11.1	First Amendment to Lease Agreement, dated as of April 1, 2012, by and between Sand Hill Land and Cattle, LLC and Lonestar Prospects, Ltd.*

10.11.2	Second Amendment to Lease Agreement, dated as of January 1, 2014, by and between Sand Hill Land and Cattle, LLC and Lonestar Prospects, Ltd.*

10.11.3	Third Amendment to Lease Agreement, dated as of September 18, 2014, by and between Sand Hill Land and Cattle, LLC and Lonestar Prospects, Ltd.*

10.11.4	Fourth Amendment to Lease Agreement, dated as of November 4, 2015, by and between Sand Hill Land and Cattle, LLC and Lonestar Prospects, Ltd.*

10.12	Lease Agreement, dated as of December 1, 2014, by and between GHMR Operations, LLC and Lonestar Prospects, Ltd.**

10.13	Silica Sand Lease and Mining Agreement, dated as of August 27, 2015, by and between Lonestar Prop 50, LLC and Lonestar Prospects, Ltd.*

10.14	Lease Agreement, dated as of April 28, 2017, by and between Hogg Ranch, LLC and Lonestar Prospects, Ltd.*

Exhibit No.	Description

10.14.1	First Amendment to Lease Agreement, dated as of April 28, 2017, by and between Hogg Ranch, LLC and Lonestar Prospects, Ltd.*

10.15	Lease Agreement, dated as of June 1, 2015, by and between GHMR Operations, LLC and Maalt, LP**

10.15.1	Lease Agreement, dated as of May 1, 2016, by and between GHMR Operations, LLC and Maalt, LP**

10.16	Lease Agreement, dated as of May 1, 2016, by and between GHMR Operations, LLC and Maalt, LP**

10.17	Lease Agreement, dated as of July 1, 2017, by and between GHMR Operations, LLC and Maalt, LP**

10.18	Loan Agreement, dated as of June 15, 2014, by and among Maalt, LP, GHMR Operations, LLC, Denetz Logistics, L.L.C., Gary B. Humphreys, Martin W. Robertson, the other guarantors party thereto and PlainsCapital Bank**

10.18.1	First Amendment, dated as of February 11, 2015, to Loan Agreement, dated as of June 15, 2014, by and among Maalt, LP, GHMR Operations, LLC, Denetz Logistics, L.L.C., Gary B. Humphreys, Martin W. Robertson, the other guarantors party thereto and PlainsCapital Bank**

10.18.2	Second Amendment, dated as of June 15, 2015, to Loan Agreement, dated as of June 15, 2014, by and among Maalt, LP, GHMR Operations, LLC, Denetz Logistics, L.L.C., Gary B. Humphreys, Martin W. Robertson, the other guarantors party thereto and PlainsCapital Bank**

10.18.3	Third Amendment, dated as of February 9, 2016, to Loan Agreement, dated as of June 15, 2014, by and among Maalt, LP, GHMR Operations, LLC, Denetz Logistics, L.L.C., Gary B. Humphreys, Martin W. Robertson, the other guarantors party thereto and PlainsCapital Bank**

10.18.4	Security Agreement, dated as of June 15, 2014, by GHMR Operations, LLC for the benefit of PlainsCapital Bank**

10.18.5	Security Agreement, dated as of June 15, 2014, by Maalt, LP for the benefit of PlainsCapital Bank**

10.18.6	Second Restated Limited Guaranty, dated as of February 9, 2016, by Gary B. Humphreys for the benefit of PlainsCapital Bank**

10.18.7	Second Restated Limited Guaranty, dated as of February 9, 2016, by Martin W. Robertson for the benefit of PlainsCapital Bank**

10.18.8	Ratification of Unlimited Guaranties, dated as of February 9, 2016, by Denetz Logistics, L.L.C. and the co-trustees of certain trust guarantors for the benefit of PlainsCapital Bank**

10.18.9	Restated Term Promissory Note, dated as of February 11, 2015, issued by Maalt, LP and GHMR Operations, LLC to PlainsCapital Bank**

10.18.10	Term Promissory Note (Second Term Note), dated as of February 9, 2016, issued by Maalt LP to PlainsCapital Bank**

10.18.11	Revolving Promissory Note, dated as of June 15, 2017, issued by Maalt LP to PlainsCapital Bank**

21.1	Subsidiaries of the Registrant*

23.1	Consent of Deloitte LLP as to Vista Proppants and Logistics Inc. and Lonestar Prospects, Ltd.*

23.2	Consent of Whitley Penn LLP as to MAALT, LP and Maalt Specialized Bulk, LLC*

23.3	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*

23.4	Consent of John T. Boyd Company*

24.1	Power of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment.
**	Previously filed.
†	Management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this registration statement contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

ITEM 17. UNDERTAKINGS

(1)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned Registrant hereby undertakes that,

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the      day of                     , 2017.

VISTA PROPPANTS AND LOGISTICS INC.

By:
Name: Title:

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Gary B. Humphreys, Martin W. Robertson and Kristin W. Smith, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the      day of                 , 2017.

Signature	Title

Gary B. Humphreys	Chief Executive Officer and Director (principal executive officer)

Martin W. Robertson	President, Chief Operating Officer and Director

Edward T. Bialas	Director

Timothy J. Probert	Director

Neil A. Wizel	Director

Kristin W. Smith	Chief Financial Officer (principal financial officer and principal accounting officer)